Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158444

SIMPLIFICATION OF CAPITAL STRUCTURE PROPOSED—YOUR VOTE IS VERY IMPORTANT

Magellan Midstream Partners, L.P. (“MMP”), Magellan Midstream Holdings, L.P. (“MGG”) and their respective general partners have entered into an Agreement Relating to Simplification of Capital Structure dated as of March 3, 2009 (the “simplification agreement”) to simplify their capital structure by transforming the incentive distribution rights in MMP and approximate 2% economic interest of MMP’s general partner into MMP common units. Through a number of steps, MGG unitholders will receive 0.6325 MMP common units in exchange for each MGG common unit at closing.

Pursuant to the simplification agreement, MMP’s existing partnership agreement will be amended and restated to provide for the transformation of the incentive distribution rights and the approximate 2% general partner interest in MMP owned, directly and indirectly, by MMP’s general partner into MMP common units and a general partner interest in MMP that will not entitle MMP’s general partner to receive any distributions or other economic benefits under MMP’s amended and restated partnership agreement (referred to in this joint proxy statement/prospectus as a “non-economic general partner interest”) (collectively, the “transformation”). Once the transformation is complete, pursuant to the simplification agreement, MMP’s general partner, which is currently a wholly owned subsidiary of MGG, will distribute the MMP common units it receives in the transformation to MGG (the “distributions”). Once the transformation and distributions are complete, pursuant to a Contribution and Assumption Agreement among MMP, MGG, their respective general partners and the sole member of MGG’s general partner (the “contribution agreement”): (i) MGG will contribute 100% of the limited liability company interests in the sole member of its general partner to MMP’s general partner; (ii) MGG will contribute 100% of the limited liability company interests in MMP’s general partner to MMP; (iii) MGG will contribute to MMP all of its cash and other remaining assets other than the MMP common units it receives in the distributions; and (iv) MMP will assume all of the liabilities of MGG (collectively, the “contributions”). Once the transformation, distributions and contributions are complete, pursuant to the simplification agreement, MGG’s partnership agreement and a Plan of Liquidation between MGG and its general partner (the “plan of liquidation”), MGG will dissolve and wind-up its affairs (the “liquidation”). As part of the liquidation, MGG will distribute the MMP common units it receives in the distributions to its unitholders (the “redistribution”). The steps described above and the other matters contemplated by the simplification agreement are referred to collectively in this joint proxy statement/prospectus as the “simplification.” Please read “Summary—Ownership Structure” on page 14 of this joint proxy statement/prospectus for an illustration of MMP’s and MGG’s ownership structure prior to and after giving effect to the simplification.

The simplification agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. The form of MMP’s amended and restated partnership agreement is attached as Annex B to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. The form of the contribution agreement is attached as Annex C to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. The form of the plan of liquidation is attached as Annex D to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference.

Pursuant to the simplification agreement, MGG will receive approximately 39.6 million MMP common units as a result of the transformation and distributions, and each unitholder of MGG will receive 0.6325 MMP common units per MGG common unit in the liquidation and redistribution. MMP common units received by MGG unitholders will be accompanied by associated unit purchase rights (“rights”) issued pursuant to MMP’s unit purchase rights agreement, dated as of December 4, 2008, as amended, between MMP and Computershare Trust Company, N.A., as rights agent. MMP unitholders will continue to own their existing MMP common units. Immediately following the liquidation and redistribution, MMP will be owned approximately 62.8% by its current unitholders and approximately 37.2% by former MGG unitholders. MMP common units will continue to trade on the New York Stock Exchange under the symbol “MMP” following the simplification.

YOUR VOTE IS VERY IMPORTANT. We cannot complete the simplification unless: (a) MMP unitholders approve the simplification agreement and the matters contemplated thereby and approve MMP’s amended and restated partnership agreement; and (b) MGG unitholders approve the simplification agreement and the matters contemplated thereby, approve a proposal to direct MGG, as the sole member of MMP’s general partner, to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG and to direct MMP’s general partner to implement all such matters, approve the contributions and approve the liquidation.

The MMP special meeting will be held on September 25, 2009 at 9:00 a.m., local time, at the Williams Resource Center, One Williams Center, Tulsa, Oklahoma. The MGG special meeting will be held on September 25, 2009 at 10:30 a.m., local time, at the Williams Resource Center, One Williams Center, Tulsa, Oklahoma. Whether or not you plan to attend your special meeting, please complete and submit the enclosed proxy card as soon as possible or transmit your voting instructions by using the telephone or internet procedures described on your proxy card.

Recommendation of MMP Conflicts Committee

The conflicts committee of the board of directors of MMP’s general partner (the “MMP Conflicts Committee”) has unanimously approved and declared the advisability of the simplification agreement and the matters contemplated thereby and has determined that the simplification agreement and the matters contemplated thereby are fair and reasonable to MMP, and in the best interests of, MMP and its unitholders (other than MMP’s general partner, MGG’s general partner or their respective affiliates). Accordingly, the MMP Conflicts Committee unanimously recommends that MMP unitholders vote “FOR” the proposal to approve the simplification agreement and the matters contemplated thereby. In addition, the MMP Conflicts Committee has unanimously approved and declared the advisability of MMP’s amended and restated partnership agreement and has determined that the amended and restated partnership agreement is fair and reasonable to MMP, and in the best interests of, MMP and its unitholders (other than MMP’s general partner, MGG’s general partner or their respective affiliates). Accordingly, the MMP Conflicts Committee unanimously recommends that MMP unitholders vote “FOR” the proposal to approve the amended and restated partnership agreement. Further, the MMP Conflicts Committee unanimously recommends that MMP unitholders vote “FOR” any proposal to adjourn the MMP special meeting to a later date, if necessary, to solicit additional proxies in the event that there are insufficient votes in favor of either of the foregoing proposals.

Recommendation of MGG Conflicts Committee

The conflicts committee of the board of directors of MGG’s general partner (the “MGG Conflicts Committee”) has unanimously approved and declared the advisability of the simplification agreement and the matters contemplated thereby and determined that the simplification agreement and the matters contemplated thereby are fair and reasonable to, and in the best interests of, MGG’s unitholders (other than MMP’s general partner, MGG’s general partner or their respective affiliates). Accordingly, the MGG Conflicts Committee unanimously recommends that MGG unitholders vote “FOR” the proposal to approve the simplification agreement and the matters contemplated thereby. In addition, the MGG Conflicts Committee has unanimously approved and declared the advisability of the proposal to (i) direct MGG, as the sole member of MMP’s general partner, to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG; and (ii) direct MMP’s general partner to implement the matters described in (i) above, and determined that such proposal is fair and reasonable to, and in the best interests of, MGG’s unitholders (other than MMP’s general partner, MGG’s general partner or their respective affiliates). Accordingly, the MGG Conflicts Committee unanimously recommends that MGG unitholders vote “FOR” the proposal to (i) direct MGG, as the sole member of MMP’s general partner, to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG; and (ii) direct MMP’s general partner to implement the matters described in (i) above. In addition, the MGG Conflicts Committee has unanimously approved the contributions and determined that the contributions are fair and reasonable to, and in the best interests of, MGG’s unitholders (other than MMP’s general partner, MGG’s general partner or their respective affiliates). Accordingly, the MGG Conflicts Committee unanimously recommends that MGG unitholders vote “FOR” the proposal to approve the contributions. In addition, the MGG Conflicts Committee has unanimously approved and declared the advisability of the liquidation and determined that the liquidation is fair and reasonable to, and in the best interests of, MGG’s unitholders (other than MMP’s general partner, MGG’s general partner or their respective affiliates). Accordingly, the MGG Conflicts Committee unanimously recommends that MGG unitholders vote “FOR” the proposal to approve the liquidation. Further, the MGG Conflicts Committee unanimously recommends that MGG unitholders vote “FOR” any proposal to adjourn the MGG special meeting to a later date, if necessary, to solicit additional proxies in the event that there are insufficient votes in favor of any of the foregoing proposals.

This joint proxy statement/prospectus gives you detailed information about the special meetings and the proposed simplification and related matters. MMP and MGG both urge you to read carefully this entire joint proxy statement/prospectus, including all of its annexes. In particular, please read “Risk Factors” beginning on page 22 of this joint proxy statement/prospectus for a discussion of risks relevant to the simplification and related matters and to MMP following the simplification.

MMP common units are traded on the New York Stock Exchange under the symbol “MMP.” The last reported sale price of MMP common units on the New York Stock Exchange on July 20, 2009 was $36.55. MGG common units are traded on the New York Stock Exchange under the symbol “MGG.” The last reported sale price of MGG common units on the New York Stock Exchange on July 20, 2009 was $21.57.

John D. Chandler Senior Vice President, Chief Financial Officer and Treasurer Magellan GP, LLC	Don R. Wellendorf President, Chief Executive Officer and Chairman of the Board Magellan Midstream Holdings GP, LLC

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated July 21, 2009 and is first being mailed to MMP unitholders and MGG unitholders on or about August 3, 2009.

NOTICE OF SPECIAL MEETING OF UNITHOLDERS OF

MAGELLAN MIDSTREAM PARTNERS, L.P.

TO BE HELD ON SEPTEMBER 25, 2009

To the Unitholders of Magellan Midstream Partners, L.P.:

This is a notice that a special meeting of the unitholders of Magellan Midstream Partners, L.P. (“MMP”) will be held on September 25, 2009 at 9:00 a.m., local time, at the Williams Resource Center, One Williams Center, Tulsa, Oklahoma. The purpose of the MMP special meeting is:

1. To consider and vote upon the approval of the Agreement Relating to Simplification of Capital Structure (the “simplification agreement,” a copy of which is attached as Annex A to this joint proxy statement/prospectus), dated as of March 3, 2009, by and among MMP, Magellan GP, LLC, MMP’s general partner, Magellan Midstream Holdings, L.P. (“MGG”) and Magellan Midstream Holdings GP, LLC, MGG’s general partner, as such agreement may be amended from time to time, pursuant to which (i) MMP’s existing partnership agreement will be amended and restated to, among other things, provide for the transformation of MMP’s incentive distribution rights and the approximate 2% general partner interest in MMP owned, directly or indirectly, by MMP’s general partner into MMP common units and a general partner interest in MMP that will not entitle MMP’s general partner to receive any distributions or other economic benefits under MMP’s amended and restated partnership agreement (referred to in this joint proxy statement/prospectus as a “non-economic general partner interest”) (collectively, the “transformation”); (ii) MMP’s general partner will distribute the MMP common units it receives in the transformation to MGG (the “distributions”); (iii) MGG, MMP, their respective general partners and the sole member of MGG’s general partner will enter into a Contribution and Assumption Agreement (the “contribution agreement”) pursuant to which MGG will contribute 100% of the limited liability company interests in the sole member of its general partner to MMP’s general partner, MGG will contribute 100% of the limited liability company interests in MMP’s general partner to MMP, MGG will contribute to MMP all of its cash and other remaining assets other than the MMP common units it receives in the distributions, and MMP will assume all of the liabilities of MGG (collectively, the “contributions”); and (iv) MGG and its general partner will adopt a Plan of Liquidation (the “plan of liquidation”) pursuant to which MGG will dissolve and wind-up its affairs (the “liquidation”) and, in connection therewith, MGG will distribute the MMP common units it receives in the distributions to its unitholders (the “redistribution”), such that each unitholder of MGG will receive 0.6325 MMP common units per MGG common unit;

2. To consider and vote upon the approval of the Fifth Amended and Restated Agreement of Limited Partnership of Magellan Midstream Partners, L.P. (the “amended and restated partnership agreement,” a copy of which is attached as Annex B to this joint proxy statement/prospectus);

3. To consider and vote upon any proposal that may be presented to adjourn the MMP special meeting to a later date, if necessary, to solicit additional proxies in the event that there are insufficient votes in favor of any of the foregoing proposals; and

4. To consider and vote upon any proposal to transact such other business as may properly come before the MMP special meeting and any adjournment or postponement thereof.

The conflicts committee of the board of directors of MMP’s general partner (the “MMP Conflicts Committee”) has unanimously approved and declared the advisability of the simplification agreement and the matters contemplated thereby and has determined that the simplification agreement and the matters contemplated thereby are fair and reasonable to MMP, and in the best interests of, MMP and its unitholders (other than MMP’s general partner, MGG’s general partner or their respective affiliates). Accordingly, the MMP Conflicts Committee unanimously recommends that MMP unitholders vote “FOR” the proposal to approve the simplification agreement and the matters contemplated thereby. In addition, the MMP Conflicts Committee has unanimously approved and declared the advisability of MMP’s amended and restated partnership agreement and has determined that the amended and restated partnership agreement is fair and reasonable to MMP, and in the best interests of, MMP and its unitholders (other than MMP’s general partner, MGG’s general partner or their respective affiliates). Accordingly, the MMP Conflicts Committee unanimously recommends that MMP unitholders vote “FOR” the proposal to approve the amended and restated partnership agreement. Further, the

MMP Conflicts Committee unanimously recommends that MMP unitholders vote “FOR” any proposal to adjourn the MMP special meeting to a later date, if necessary, to solicit additional proxies in the event that there are insufficient votes in favor of either of the foregoing proposals.

The proposals described in paragraphs 1 and 2 above require the affirmative vote of the holders of a majority of the outstanding MMP common units (excluding those owned by MMP’s general partner and its affiliates) entitled to vote as of the record date. If a quorum is not present, the proposal to adjourn the MMP special meeting to a later date, if necessary, to solicit additional proxies in the event that there are insufficient votes in favor of any of the other proposals would require the affirmative vote of the holders of a majority of MMP’s common units entitled to vote as of the record date present in person or represented by proxy at the MMP special meeting. The approval of the items listed under paragraphs 1 and 2 is a condition to completion of the simplification and related matters. Only MMP common unitholders of record at the close of business on July 27, 2009 are entitled to receive this notice and to vote at the MMP special meeting or any adjournment or postponement of that meeting.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the MMP special meeting, please submit your proxy with voting instructions as soon as possible. If you hold MMP common units in your name as MMP unitholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed stamped envelope, use the toll-free telephone number shown on the proxy card or use the internet website shown on the proxy card. If you hold your MMP common units through a bank or broker, please use the voting instructions you have received from your bank or broker. Submitting your proxy will not prevent you from attending the MMP special meeting and voting in person. Please note, however, that if you hold your MMP common units through a bank or broker, and you wish to vote in person at the MMP special meeting, you must obtain from your bank or broker a proxy issued in your name. You may revoke your proxy by attending the MMP special meeting and voting your MMP common units in person at the MMP special meeting. You may also revoke your proxy at any time before it is voted by giving written notice of revocation to Morrow & Co., LLC at the address provided with the proxy card at or before the MMP special meeting or by submitting a proxy with a later date.

The accompanying document describes the proposed simplification and related matters in more detail. We urge you to read carefully the entire document before voting your MMP common units at the MMP special meeting or submitting your voting instructions by proxy.

By Order of the Conflicts Committee of the Board of Directors of Magellan GP, LLC, the general partner of Magellan Midstream Partners, L.P.

Suzanne H. Costin

Secretary

Tulsa, Oklahoma

July 21, 2009

NOTICE OF SPECIAL MEETING OF UNITHOLDERS OF

MAGELLAN MIDSTREAM HOLDINGS, L.P.

TO BE HELD ON SEPTEMBER 25, 2009

To the Unitholders of Magellan Midstream Holdings, L.P.:

This is a notice that a special meeting of the unitholders of Magellan Midstream Holdings, L.P. (“MGG”) will be held on September 25, 2009 at 10:30 a.m., local time, at the Williams Resource Center, One Williams Center, Tulsa, Oklahoma. The purpose of the MGG special meeting is:

1. To consider and vote upon the approval of the Agreement Relating to Simplification of Capital Structure (the “simplification agreement,” a copy of which is attached as Annex A to this joint proxy statement/prospectus), dated as of March 3, 2009, by and among Magellan Midstream Partners, L.P. (“MMP”), Magellan GP, LLC, MMP’s general partner, MGG, and Magellan Midstream Holdings GP, LLC, MGG’s general partner, as such agreement may be amended from time to time, pursuant to which (i) MMP’s existing partnership agreement will be amended and restated to, among other things, provide for the transformation of MMP’s incentive distribution rights and the approximate 2% general partner interest in MMP owned, directly or indirectly, by MMP’s general partner into MMP common units and a general partner interest in MMP that will not entitle MMP’s general partner to receive any distributions or other economic benefits under MMP’s amended and restated partnership agreement (referred to in this joint proxy statement/prospectus as a “non-economic general partner interest”) (collectively, the “transformation”); (ii) MMP’s general partner will distribute the MMP common units it receives in the transformation to MGG (the “distributions”); (iii) MGG, MMP, their respective general partners and the sole member of MGG’s general partner will enter into a Contribution and Assumption Agreement (the “contribution agreement”) pursuant to which MGG will contribute 100% of the limited liability company interests in the sole member of its general partner to MMP’s general partner, MGG will contribute 100% of the limited liability company interests in MMP’s general partner to MMP, MGG will contribute to MMP all of its cash and other remaining assets other than the MMP common units it receives in the distributions, and MMP will assume all of the liabilities of MGG (collectively, the “contributions”); and (iv) MGG and its general partner will adopt a Plan of Liquidation of MGG (the “plan of liquidation”) pursuant to which MGG will dissolve and wind-up its affairs (the “liquidation”) and, in connection therewith, MGG will distribute the MMP common units it receives in the distributions to its unitholders (the “redistribution”), such that each unitholder of MGG will receive 0.6325 MMP common units per MGG common unit;

2. To consider and vote upon the proposal to (a) direct MGG, as the sole member of MMP’s general partner, to approve MMP’s Fifth Amended and Restated Agreement of Limited Partnership (the “amended and restated partnership agreement,” a copy of which is attached as Annex B to this joint proxy statement/prospectus) and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG; and (b) direct MMP’s general partner to implement the matters described in (a) above;

3. To consider and vote upon the approval of the contributions (a copy of the contribution agreement is attached as Annex C to this joint proxy statement/prospectus);

4. To consider and vote upon the approval of the liquidation (a copy of the plan of liquidation is attached as Annex D to this joint proxy statement/prospectus);

5. To consider and vote upon any proposal that may be presented to adjourn the MGG special meeting to a later date, if necessary, to solicit additional proxies in the event that there are insufficient votes in favor of any of the foregoing proposals; and

6. To consider and vote upon any proposal to transact such other business as may properly come before the MGG special meeting and any adjournment or postponement thereof.

The conflicts committee of the board of directors of MGG’s general partner (the “MGG Conflicts Committee”) has unanimously approved and declared the advisability of the simplification agreement and the matters contemplated thereby and determined that the simplification agreement and the matters contemplated thereby are fair and reasonable to, and in the best interests of, MGG’s unitholders (other than MMP’s general partner, MGG’s general partner or their respective affiliates). Accordingly, the MGG Conflicts Committee unanimously recommends that MGG unitholders vote “FOR” the proposal to approve the simplification agreement and the matters contemplated thereby. In addition, the MGG Conflicts Committee has unanimously approved and declared the advisability of the proposal to (i) direct MGG, as the sole member of MMP’s general partner, to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG; and (ii) direct MMP’s general partner to implement the matters described in (i) above, and determined that such proposal is fair and reasonable to, and in the best interests of, MGG’s unitholders (other than MMP’s general partner, MGG’s general partner or their respective affiliates). Accordingly, the MGG Conflicts Committee unanimously recommends that MGG unitholders vote “FOR” the proposal to (i) direct MGG, as the sole member of MMP’s general partner, to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG; and (ii) direct MMP’s general partner to implement the matters described in (i) above. In addition, the MGG Conflicts Committee has unanimously approved the contributions and determined that the contributions are fair and reasonable to, and in the best interests of, MGG’s unitholders (other than MMP’s general partner, MGG’s general partner or their respective affiliates). Accordingly, the MGG Conflicts Committee unanimously recommends that MGG unitholders vote “FOR” the proposal to approve the contributions. In addition, the MGG Conflicts Committee has unanimously approved and declared the advisability of the liquidation and determined that the liquidation is fair and reasonable to, and in the best interests of, MGG’s unitholders (other than MMP’s general partner, MGG’s general partner or their respective affiliates). Accordingly, the MGG Conflicts Committee unanimously recommends that MGG unitholders vote “FOR” the proposal to approve the liquidation. Further, the MGG Conflicts Committee unanimously recommends that MGG unitholders vote “FOR” any proposal to adjourn the MGG special meeting to a later date, if necessary, to solicit additional proxies in the event that there are insufficient votes in favor of any of the foregoing proposals.

The proposals described in paragraphs 1 through 5 above require the affirmative vote of the holders of a majority of the outstanding MGG common units entitled to vote as of the record date. If a quorum is not present, the proposal to adjourn the MGG special meeting to a later date, if necessary, to solicit additional proxies in the event that there are insufficient votes in favor of any of the other proposals would require the affirmative vote of the holders of a majority of MGG common units entitled to vote as of the record date present in person or represented by proxy at the MGG special meeting. The approval of the items listed under paragraphs 1, 2, 3 and 4 is a condition to completion of the simplification and related matters. Only MGG unitholders of record at the close of business on July 27, 2009 are entitled to receive this notice and to vote at the MGG special meeting or any adjournment or postponement of that meeting.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the MGG special meeting, please submit your proxy with voting instructions as soon as possible. If you hold MGG units in your name as MGG unitholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed stamped envelope, use the toll-free telephone number shown on the proxy card or use the internet website shown on the proxy card. If you hold your MGG common units through a bank or broker, please use the voting instructions you have received from your bank or broker. Submitting your proxy will not prevent you from attending the MGG special meeting and voting in person. Please note, however, that if you hold your MGG common units through a bank or broker, and you wish to vote in person at the MGG special meeting, you must obtain from your bank or broker a proxy issued in your name. You may revoke your proxy by attending the MGG special meeting and voting your MGG common units in person at the MGG special meeting. You may also revoke your proxy at any time before it is voted by giving written notice of revocation to Morrow & Co., LLC at the address provided with the proxy card at or before the MGG special meeting or by submitting a proxy with a later date.

The accompanying document describes the proposed simplification and related matters in more detail. We urge you to read carefully the entire document before voting your MGG common units at the MGG special meeting or submitting your voting instructions by proxy.

By Order of the Conflicts Committee of the Board of Directors of Magellan Midstream Holdings GP, LLC, the general partner of Magellan Midstream Holdings, L.P.

Lonny E. Townsend

Secretary

Tulsa, Oklahoma

July 21, 2009

i

IMPORTANT NOTE ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”), constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of (a) MMP with respect to the solicitation of proxies for the MMP special meeting to, among other things, approve the simplification agreement and the matters contemplated thereby and approve MMP’s amended and restated partnership agreement; and (b) MGG with respect to the solicitation of proxies for the MGG special meeting to, among other things, approve the simplification agreement and the matters contemplated thereby, approve the proposal to direct MGG, as the sole member of MMP’s general partner, to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG and to direct MMP’s general partner to implement all such matters, approve the contributions and approve the liquidation. This joint proxy statement/prospectus is also a prospectus of MMP under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), for MMP common units that MGG unitholders will receive in connection with the simplification.

As permitted under the rules of the SEC, this joint proxy statement/prospectus incorporates by reference important business and financial information about MMP and MGG from other documents filed with the SEC that are not included in or delivered with this joint proxy statement/prospectus. Please read “Where You Can Find More Information” beginning on page 152. This information is available to you without charge upon your request. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from MMP or MGG at the following addresses and telephone numbers:

Magellan Midstream Partners, L.P. One Williams Center Tulsa, Oklahoma 74172 (918) 574-7650 Attention: Investor Relations	Magellan Midstream Holdings, L.P. One Williams Center Tulsa, Oklahoma 74172 (918) 574-7650 Attention: Investor Relations

Please note that copies of the documents provided to you will not include exhibits.

You may obtain certain of these documents at MMP’s website, www.magellanlp.com, by selecting “Investors” and then selecting “SEC Filings” or “Financials,” and at MGG’s website, www.mgglp.com, by selecting “Investors” and then selecting “SEC Filings” or “Financials.” Information contained on MMP’s and MGG’s websites is expressly not incorporated by reference into this joint proxy statement/prospectus.

In order to receive timely delivery of the documents in advance of the MMP special meeting and the MGG special meeting, your request should be received no later than September 15, 2009.

MMP and MGG have not authorized anyone to give any information or make any representation about the simplification and related matters or about MMP or MGG that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated into this joint proxy statement/prospectus. Therefore, if anyone distributes this type of information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

QUESTIONS AND ANSWERS ABOUT THE SIMPLIFICATION

In the following questions and answers below, we highlight selected information from this joint proxy statement/prospectus but have not included all of the information that may be important to you regarding the simplification. To better understand the simplification, and for a complete description of the legal terms of the agreements relating to the simplification, you should carefully read this joint proxy statement/prospectus in its entirety, including the annexes, as well as the documents we have incorporated by reference in this joint proxy statement/prospectus. Please read “Important Note About this Joint Proxy Statement/Prospectus” on page iv and “Where You Can Find More Information” beginning on page 152.

Q: What is the proposed simplification?

A: MMP and MGG have agreed to simplify their capital structures by transforming MMP’s incentive distribution rights and the approximate 2% general partner interest in MMP owned, directly and indirectly, by MMP’s general partner into MMP common units and a non-economic general partner interest in MMP pursuant to the terms of a simplification agreement that is described in this joint proxy statement/prospectus and attached as Annex A to this joint proxy statement/prospectus. MGG currently is the sole member of MMP’s general partner. As a result of the transformation and the other matters contemplated by the simplification agreement, MMP’s general partner will be owned by MMP, MMP will assume all of the liabilities of MGG, and MGG will dissolve and wind-up its affairs, and its existence will be terminated. The simplification agreement provides that MMP common units received by MGG as a result of the transformation will be distributed to MGG unitholders in a liquidating distribution.

Q: Why am I receiving these materials?

A: The simplification cannot be completed without obtaining the appropriate approvals of the MMP unitholders and the MGG unitholders. MMP and MGG will hold separate special meetings of their respective unitholders to obtain these approvals.

Q: Why are MMP and MGG proposing the simplification?

A: MMP and MGG both believe that the simplification will provide substantial benefits to MMP unitholders and MGG unitholders by creating a single partnership that is better positioned to compete in the marketplace. The MMP Conflicts Committee and the MGG Conflicts Committee both believe that the simplification offers the following advantages, among others, to MMP:

•

the significant reduction in MMP’s equity cost of capital because MMP will no longer have any issued and outstanding incentive distribution rights and the enhancement of MMP’s ability to compete for new acquisitions following the simplification as a result of its reduced equity cost of capital;

•	the fact that the simplification is expected to be long-term accretive to MMP’s distributable cash flow per common unit in MMP;

•	the fact that the simplification will likely result in a capital structure and governance structure of MMP that is more easily understood by the investing public;

•

the fact that the simplification will eliminate potential conflicts of interest that may arise as a result of a person being an officer of the general partner of MMP and of the general partner of MGG and as a result of a person being a member of the board of directors of the general partner of MMP and a member of the board of directors of the general partner of MGG;

•	the fact that having a greater number of outstanding common units in MMP is expected to increase the public float and trading liquidity of the market for MMP common units; and

•	the elimination of certain control rights that MGG currently possesses with respect to MMP as the sole member of MMP’s general partner.

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Q: What will MGG unitholders receive in connection with the simplification?

A: If the simplification is completed, MGG unitholders will receive 0.6325 MMP common units per MGG common unit. Based on the number of outstanding MGG common units on July 21, 2009, the total number of MMP common units to be received by MGG unitholders is approximately 39.6 million. Each such MMP common unit will include the associated unit purchase rights pursuant to MMP’s unit purchase rights agreement, dated as of December 4, 2008, as amended. No MGG unitholder will receive a fractional MMP common unit; instead, any MGG unitholder who would otherwise be entitled to receive a fractional MMP common unit will receive cash in lieu thereof.

Q: How do I exchange my MGG common units for MMP common units?

A: Each holder of record of MGG common units at the close of business on the date of the dissolution of MGG will receive a letter of transmittal and other appropriate and customary transmittal materials which will contain instructions for the surrender of MGG common units for MMP common units.

Q: Do I have appraisal rights?

A: No. Under Delaware law, neither MGG unitholders nor MMP unitholders have or are entitled to exercise appraisal rights in connection with the simplification.

Q: Will MGG unitholders be able to trade MMP common units that they receive pursuant to the simplification?

A: Yes. MMP common units received pursuant to the simplification will be registered under the Securities Act and will be listed on the New York Stock Exchange under the symbol “MMP.” All MMP common units that each MGG unitholder receives in the simplification will be freely transferable unless such MGG unitholder is deemed an affiliate of MMP following the simplification for purposes of federal securities laws.

Q: What will MMP unitholders receive in connection with the simplification?

A: MMP unitholders will continue to own their existing MMP common units. They will not receive any additional MMP common units in the simplification.

Q: What happens to distributions of MMP?

A: Once the simplification is completed and MGG unitholders receive their MMP common units, when distributions are approved and declared by MMP’s general partner and paid by MMP, the former MGG unitholders and the current MMP unitholders will receive distributions on their MMP common units.

Q: As an MGG unitholder, what happens to the payment of distributions for the quarter in which the simplification is effective?

A: If the simplification is completed before the record date for a quarterly distribution, MGG unitholders will receive no quarterly distribution from MGG; instead, an MGG unitholder will receive MMP distributions on all MMP common units such unitholder received in the liquidation and redistribution. If the simplification closes after the record date, MGG unitholders will receive distributions on MGG common units held as of the record date. However, MGG unitholders will not receive distributions from both MMP and MGG for the same quarter.

Q: What will happen to MGG after simplification?

A: MGG will cease to exist and MGG common units will no longer be publicly traded.

Q: What MGG unitholder and MMP unitholder approvals are required?

A: The following require the affirmative vote of the holders of at least a majority of the outstanding MMP common units (excluding those owned by MMP’s general partner and its affiliates) entitled to vote as of the record date: (a) the approval of the simplification agreement; and (b) the approval of MMP’s amended and restated partnership agreement. Accordingly, if an MMP unitholder fails to vote, or if an MMP unitholder abstains, that will have the same effect as a vote against (a) and (b) above.

The following require the affirmative vote of the holders of at least a majority of the outstanding MGG common units entitled to vote as of the record date: (a) the approval of the simplification agreement; (b) the approval of the proposal to direct MGG, as the sole member of MMP’s general partner, to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG and to direct MMP’s general partner to implement all such matters; (c) the approval of the contributions; and (d) the approval of the liquidation. Accordingly, if an MGG unitholder fails to vote, or if an MGG unitholder abstains, that will have the same effect as a vote against: (a) through (d) above.

Q: When do you expect the simplification to be completed?

A: A number of conditions must be satisfied before MMP and MGG can complete the simplification, including the approvals by MMP unitholders and MGG unitholders and the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, relating to MMP common units to be received by MGG unitholders. We expect to complete the simplification promptly following the MMP special meeting and the MGG special meeting, which we currently anticipate will occur in the third quarter of 2009.

Q: After completion of the simplification, will I be able to vote to elect directors of MMP’s general partner?

A: Yes. Pursuant to MMP’s amended and restated partnership agreement, MMP unitholders will continue to have the right to elect directors to MMP’s general partner’s board by a plurality of the votes cast at each annual meeting of MMP unitholders. The terms of the directors of MMP’s general partner’s board are “staggered,” and the directors are divided into three classes. At each annual meeting of MMP unitholders, only one class of directors is elected. The directors elected at any annual meeting of MMP unitholders will hold office until the third succeeding annual meeting of unitholders or until the directors’ successors are duly elected and qualified, or until the directors’ earlier death, resignation or removal.

Q: What are the expected tax consequences to MGG unitholders of the simplification?

A: Under current law, it is anticipated that no income or gain should be recognized by MGG and the holders of MGG common units solely as a result of the simplification, other than any gain resulting from the sale of MMP common units in lieu of distributing any fractional MMP common units. A holder of MGG common units who receives cash in lieu of the distribution of fractional common units will recognize gain or loss equal to the difference between the cash received and the unitholder’s adjusted tax basis allocable to such fractional common unit. It is possible that MGG and the holders of MGG common units may recognize income or gain as a result of the assumption or payment of certain liabilities by MMP.

Please read “Risk Factors—Tax Risks Related to the Simplification” beginning on page 26, “Risk Factors—Tax Risks to the Holders of MGG Common Units” beginning on page 27 and “Material Federal Income Tax Consequences of the Simplification” beginning on page 116 for a more complete discussion of the federal income tax consequences of the simplification.

Q: Under what circumstances could the simplification result in an existing MMP unitholder recognizing taxable gain as a result of the recalculation of such unitholder’s share of MMP’s nonrecourse liabilities?

A: Upon the completion of the simplification, MGG unitholders who receive MMP common units will become partners in MMP and will be allocated their pro rata share of MMP’s nonrecourse liabilities. This will result in a reduction in the allocable share of nonrecourse liabilities of an existing MMP unitholder, which is referred to as a “reducing debt shift.” If an existing MMP unitholder experiences a reducing debt shift as a result of the simplification, such unitholder will be deemed to have received a cash distribution in the amount of the reduction. An existing MMP unitholder will recognize gain to the extent such unitholder’s share of the constructive cash distribution exceeds such unitholder’s tax basis in such unitholder’s MMP common units. Although MMP has not received an opinion with respect to the shift of nonrecourse liabilities, MMP does not expect that any constructive cash distribution will exceed an existing unitholder’s tax basis in his MMP common units. Please read “Material Federal Income Tax Consequences of the Simplification—Tax Consequences of the Transformation, Distributions and Contributions to Existing MMP Common Unitholders” beginning on page 118.

Q: What taxes will MGG unitholders who receive MMP common units be subject to?

A: Each MGG unitholder who will become an MMP unitholder as a result of the simplification will, as is the case for the existing MMP unitholders, be required to report on the MMP unitholder’s federal income tax return such unitholder’s distributive share of MMP’s income, gain, loss, deduction, and credit. In addition to federal income taxes, an MMP unitholder will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which MMP conducts business or owns property or in which an MMP unitholder is a resident. Please read “Federal Income Taxation of MMP and Its Unitholders” beginning on page 121.

Q: Who is entitled to vote at the special meetings?

A: MMP special meeting: All of MMP’s unitholders of record at the close of business on July 27, 2009, the record date for the MMP special meeting, are entitled to receive notice of and to vote at the MMP special meeting, subject to certain limitations for persons or groups owning 20% or more of any class of units. The simplification agreement provides that any MMP common units owned by MMP’s general partner and its affiliates will not be counted towards the vote at the MMP special meeting.

MGG special meeting: All MGG unitholders of record at the close of business on July 27, 2009, the record date for the MGG special meeting, are entitled to receive notice of and to vote at the MGG special meeting.

Q: What do I need to do now?

A: After you have carefully read this joint proxy statement/prospectus, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope or by submitting your proxy or voting instruction by telephone or through the internet as soon as possible so that your MMP common units or MGG common units will be represented and voted at your special meeting.

If your MMP common units or MGG common units are held in “street name,” please refer to your proxy card or the information forwarded by your broker or other nominee to see which options are available to you. The internet and telephone proxy submission procedures are designed to authenticate MMP unitholders or MGG unitholders and to allow you to confirm that your instructions have been properly recorded.

The method you use to submit a proxy will not limit your right to vote in person at the MMP special meeting or the MGG special meeting if you later decide to attend your special meeting. If your MMP common units or MGG common units are held in the name of a broker or other nominee, you must obtain a proxy, executed in your favor from the holder of record, to be able to vote in person at the MMP special meeting or the MGG special meeting.

Q: If my MMP common units or MGG common units are held in “street name” by my broker or other nominee, will my broker or other nominee vote my shares or units for me?

A: No. Your broker will not be able to vote your MMP common units or MGG common units without instructions from you, except with respect to any proposal presented to adjourn your special meeting in order to solicit additional proxies. Please follow the procedure your broker provides to vote your units.

In connection with either special meeting, abstentions and broker non-votes will be considered in determining the presence of a quorum. Further, an abstention will be the equivalent of a “NO” vote with respect to all of the matters to be voted upon. A broker non-vote will have the effect of a vote against all of the matters to be voted upon at the special meetings.

An abstention occurs when an MMP unitholder or MGG unitholder abstains from voting (either in person or by proxy) on one or more of the proposals. Broker non-votes may occur when a person holding units through a bank, broker or other nominee does not provide instructions as to how the shares or units should be voted, and the broker lacks discretionary authority to vote on a particular proposal.

Q: If I am an MGG unitholder, should I send in my unit certificates with my proxy card?

A: No. Please DO NOT send your MGG unit certificates with your proxy card. A letter of transmittal for your MGG common units and instructions will be delivered to you in a separate mailing. If your MGG common units are held in “street name” by your broker or other nominee, you should follow their instructions.

Q: If I am an MMP unitholder, should I send in my MMP unit certificates with my proxy card?

A: No. Please DO NOT send your MMP unit certificates with your proxy card. Since MMP units are not being exchanged, you should keep your MMP unit certificates.

Q: If I am planning on attending a special meeting in person, should I still submit a proxy?

A: Yes. Whether or not you plan to attend your special meeting, you should submit a proxy. Generally, MMP common units or MGG common units will not be voted if the holder of such MMP common units or MGG common units does not submit a proxy and if such holder does not vote in person at such holder’s special meeting. Failure to submit a proxy would have the same effect as a vote against all the proposals at the MMP special meeting (except that if a quorum is not present, the failure to submit a proxy will have no effect on the outcome of a vote in favor of any proposal to adjourn the MMP special meeting) and will have the same effect as a vote against the proposals at the MGG special meeting (except that if a quorum is not present, the failure to submit a proxy will have no effect on the outcome of a vote in favor of any proposal to adjourn the MGG special meeting).

Q: What do I do if I want to change my vote after I have delivered my proxy card?

A: You may change your vote at any time before MMP common units or MGG common units are voted at your special meeting. You can do this in any of the three following ways:

•	by sending a written notice to Morrow & Co., LLC in time to be received before your special meeting stating that you revoke your proxy;

•

by completing, signing and dating another proxy card and returning it by mail in time to be received before your special meeting or by submitting a later dated proxy by telephone or the internet, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	if you are a holder of record, or if you hold a proxy in your favor executed by a holder of record, by attending your special meeting and voting in person.

If your MMP common units or MGG common units are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: What should I do if I receive more than one set of voting materials for the MMP special meeting or the MGG special meeting?

A: You may receive more than one set of voting materials for the MMP special meeting or the MGG special meeting and the materials may include multiple proxy cards or voting instruction cards. For example, you will receive a separate voting instruction card for each brokerage account in which you hold units. If you are a holder of record registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive according to the instructions on it.

Q: Can I submit my proxy by telephone or the internet?

A: Yes. In addition to mailing your proxy, you may submit it telephonically or on the internet. Voting instructions for using the telephone or internet procedures are described on your proxy card.

Q: Who can I contact with questions about the special meetings or the simplification and related matters?

A: If you have any questions about the simplification and the other matters contemplated by this joint proxy statement/prospectus or how to submit your proxy or voting instruction card, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card or voting instruction card, you should contact:

Morrow & Co., LLC

470 West Avenue

Stamford, Connecticut 06902

Banks and brokers call (203) 658-9400

Unitholders call toll-free (800) 607-0088

Email: magellaninfo@morrowco.com

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SUMMARY

This brief summary highlights selected information from this joint proxy statement/prospectus. It does not contain all of the information that may be important to you. To understand the simplification fully and for a complete description of the terms of the simplification and related matters, you should read carefully this joint proxy statement/prospectus, the documents incorporated by reference and the full text of the annexes to this joint proxy statement/prospectus. Please read “Where You Can Find More Information” beginning on page 152.

The Proposed Simplification (page 86)

Pursuant to the simplification agreement, MMP’s existing partnership agreement will be amended and restated to provide for the transformation of the incentive distribution rights and the approximate 2% general partner interest in MMP owned, directly and indirectly, by MMP’s general partner into MMP common units and a non-economic general partner interest in MMP (the “transformation”). Once the transformation is complete, pursuant to the simplification agreement, MMP’s general partner, which is currently a wholly owned subsidiary of MGG, will distribute MMP common units it receives in the transformation through a series of steps to MGG (the “distributions”). Once the transformation and distributions are complete, MGG, MMP, their respective general partners and the sole member of MGG’s general partner will enter into a contribution and assumption agreement pursuant to which (i) MGG will contribute 100% of the limited liability company interests in the sole member of its general partner to MMP’s general partner; (ii) MGG will contribute 100% of the limited liability company interests in MMP’s general partner to MMP; (iii) MGG will contribute to MMP all of its cash and other remaining assets other than MMP common units it receives in the distributions; and (iv) MMP will assume all of the liabilities of MGG (collectively, the “contributions”).

On the day following the completion of the transformation, distributions and contributions, MMP will issue not less than 10,000 common units to certain of its non-executive key employees pursuant to MMP’s long-term incentive plan.

Two days following the completion of the transformation, distributions and contributions, pursuant to its limited partnership agreement and a plan of liquidation, MGG will dissolve and wind-up its affairs (the “liquidation”). In connection with the liquidation, MGG will distribute MMP common units it receives in the distributions to its unitholders (the “redistribution”).

The steps discussed above and the other matters contemplated by the simplification agreement are referred to in this joint proxy statement/prospectus collectively as the “simplification.” Pursuant to the simplification agreement, MGG will receive approximately 39.6 million MMP common units as a result of the transformation and distributions, and each unitholder of MGG will receive 0.6325 MMP common units per MGG common unit in the liquidation and redistribution but will receive cash in lieu of any fractional MMP common units. MMP unitholders will continue to own their existing MMP common units. Immediately following the liquidation and redistribution, MMP will be owned approximately 62.8% by its current unitholders and approximately 37.2% by former MGG unitholders. MMP’s general partner will continue to manage MMP as a wholly owned subsidiary of MMP following the simplification. MMP common units will continue to be traded on the New York Stock Exchange under the symbol “MMP” following the simplification.

The simplification agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. Please read the simplification agreement carefully and fully as it is the primary legal document that governs the simplification. For a summary of the simplification agreement, please read “The Simplification Agreement” beginning on page 90.

Steps and Agreements Related to the Simplification (page 87)

Amended and Restated Partnership Agreement and the Transformation

Pursuant to the simplification agreement, MMP’s existing partnership agreement will be amended and restated. Under MMP’s amended and restated partnership agreement, (i) in the transformation, the incentive distribution rights and the approximate 2% general partner interest in MMP will be transformed into MMP common units and a non-economic general partner interest in MMP; (ii) MMP’s general partner’s right to acquire all limited partner interests of MMP if the general partner or its affiliates own 80% or more of MMP’s limited partner interests will be eliminated; (iii) MMP’s general partner will not have the contractual right to withdraw from MMP, and (iv) MMP’s general partner may not be removed without the unanimous vote of all unitholders. For a summary of the amended and restated partnership agreement, please read “The Amended and Restated Partnership Agreement of MMP” beginning on page 105.

The foregoing description of MMP’s amended and restated partnership agreement and the transformation contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the amended and restated partnership agreement, which is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus.

The Distributions

Following the transformation, MMP will assume all of the liabilities of the subsidiary of MMP’s general partner that currently owns all of the incentive distribution rights and will also assume all of the liabilities of the entity that owns all of the limited partner interests of such subsidiary. Following such assumption, MMP common units received in the transformation will be distributed by such subsidiaries to MMP’s general partner. MMP’s general partner will then distribute such MMP common units, together with MMP common units it receives in connection with the transformation of the approximate 2% general partner interest in MMP to MGG.

Contribution Agreement and the Contributions

Pursuant to the simplification agreement, MMP, MMP’s general partner, MGG, MGG’s general partner and the sole member of MGG’s general partner will enter into a contribution and assumption agreement (the “contribution agreement”) whereby, immediately following the transformation and the distributions, (i) MGG will contribute 100% of the limited liability company interests in the sole member of its general partner to MMP’s general partner; (ii) MGG will contribute 100% of the limited liability company interests in MMP’s general partner to MMP; (iii) MGG will contribute to MMP all of its cash and other remaining assets other than MMP common units it receives in the distributions; and (iv) MMP will assume all of the liabilities of MGG.

Also pursuant to the contribution agreement, the limited liability company agreements of the general partners of MMP and MGG and of the sole member of MGG’s general partner and the agreement of limited partnership of MGG will be amended or amended and restated in order to facilitate and reflect the contributions. In addition, the control rights that MGG currently possesses with respect to MMP as the sole member of MMP’s general partner will be eliminated from the amended and restated limited liability company agreement of MMP’s general partner.

The foregoing description of the contribution agreement and the contributions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the contribution agreement, which is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus.

Plan of Liquidation and the Redistribution

Pursuant to the simplification agreement, MGG and its general partner, for itself and on behalf of all of the limited partners of MGG, will enter into a plan of liquidation whereby, effective two days following the transformation, distributions and contributions, MGG will dissolve and wind-up its affairs and the MMP common units it is entitled to receive in connection with the transformation and distributions will be distributed to its unitholders. Each MGG unitholder will receive 0.6325 MMP common units for each MGG common unit, together with the associated unit purchase rights under the rights agreement, in the liquidation and redistribution and cash for each fractional unit. MGG will then be terminated pursuant to the filing of a certificate of cancellation of its certificate of limited partnership with the Secretary of State of the State of Delaware.

The foregoing description of the plan of liquidation and the redistribution does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the plan of liquidation, which is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus.

Directors and Executive Officers of MMP’s General Partner Following the Simplification (page 140)

MMP’s general partner will continue to manage MMP after the simplification as a wholly owned subsidiary of MMP. MMP’s general partner’s management team will continue in their current roles and will manage MMP’s general partner following the simplification. Following the effective time, the board of directors of MMP’s general partner will consist of eight members. The five current members of MMP’s general partner’s board, including Barry R. Pearl who was elected to the board of directors of MMP’s general partner in May 2009, will continue as directors of MMP’s general partner’s board. Pursuant to the simplification agreement, the MGG Conflicts Committee has designated three independent members currently serving on MGG’s general partner’s board, Walter R. Arnheim, Robert G. Croyle and James C. Kempner, to serve as additional members of MMP’s general partner’s board as of the effective time.

Recommendation of the MMP Conflicts Committee and Its Reasons for the Simplification (page 48)

The board of directors of MMP’s general partner delegated full authority to the MMP Conflicts Committee to negotiate the simplification on behalf of the board of directors of MMP’s general partner. The MMP Conflicts Committee engaged independent legal and financial advisors to assist in the negotiations.

The MMP Conflicts Committee has unanimously approved and declared the advisability of the simplification agreement and the matters contemplated thereby and has determined that the simplification agreement and the matters contemplated thereby are fair and reasonable to MMP, and in the best interests of, MMP and its unitholders (other than MMP’s general partner, MGG’s general partner or their respective affiliates). Accordingly, the MMP Conflicts Committee unanimously recommends that MMP unitholders vote “FOR” the proposal to approve the simplification agreement and the matters contemplated thereby.

In addition, the MMP Conflicts Committee has unanimously approved and declared the advisability of MMP’s amended and restated partnership agreement and has determined that the amended and restated partnership agreement is fair and reasonable to MMP, and in the best interests of, MMP and its unitholders (other than MMP’s general partner, MGG’s general partner or their respective affiliates). Accordingly, the MMP Conflicts Committee unanimously recommends that MMP unitholders vote “FOR” the proposal to approve the amended and restated partnership agreement.

Further, the MMP Conflicts Committee unanimously recommends that MMP unitholders vote “FOR” any proposal to adjourn the MMP special meeting to a later date, if necessary, to solicit additional proxies in the event that there are insufficient votes in favor of either of the foregoing proposals.

To review the background and the MMP Conflicts Committee’s reasons for the simplification in greater detail, please read “Special Factors—Background of the Simplification” beginning on page 28 and “Special Factors—Recommendation of the MMP Conflicts Committee and Its Reasons for the Simplification” beginning on page 48. To review certain risks related to the simplification, please read “Risk Factors” beginning on page 22.

Recommendation of the MGG Conflicts Committee and Its Reasons for the Simplification (page 51)

The board of directors of MGG’s general partner delegated full authority to the MGG Conflicts Committee to negotiate the simplification on behalf of the board of directors of MGG’s general partner. The MGG Conflicts Committee engaged independent legal and financial advisors to assist in the negotiations.

The MGG Conflicts Committee has unanimously approved and declared the advisability of the simplification agreement and the matters contemplated thereby and determined that the simplification agreement and the matters contemplated thereby are fair and reasonable to, and in the best interests of, MGG’s unitholders (other than MMP’s general partner, MGG’s general partner or their respective affiliates). Accordingly, the MGG Conflicts Committee unanimously recommends that MGG unitholders vote “FOR” the proposal to approve the simplification agreement and the matters contemplated thereby.

In addition, the MGG Conflicts Committee has unanimously approved and declared the advisability of the proposal to (i) direct MGG, as the sole member of MMP’s general partner, to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG; and (ii) direct MMP’s general partner to implement the matters described in (i) above, and determined that such proposal is fair and reasonable to, and in the best interests of, MGG’s unitholders (other than MMP’s general partner, MGG’s general partner or their respective affiliates). Accordingly, the MGG Conflicts Committee unanimously recommends that MGG unitholders vote “FOR” the proposal to (i) direct MGG, as the sole member of MMP’s general partner, to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG; and (ii) direct MMP’s general partner to implement the matters described in (i) above.

In addition, the MGG Conflicts Committee has unanimously approved the contributions and determined that the contributions are fair and reasonable to, and in the best interests of, MGG’s unitholders (other than MMP’s general partner, MGG’s general partner or their respective affiliates). Accordingly, the MGG Conflicts Committee unanimously recommends that MGG unitholders vote “FOR” the proposal to approve the contributions.

In addition, the MGG Conflicts Committee has unanimously approved and declared the advisability of the liquidation and determined that the liquidation is fair and reasonable to, and in the best interests of, MGG’s unitholders (other than MMP’s general partner, MGG’s general partner or their respective affiliates). Accordingly, the MGG Conflicts Committee unanimously recommends that MGG unitholders vote “FOR” the proposal to approve the liquidation.

Further, the MGG Conflicts Committee unanimously recommends that MGG unitholders vote “FOR” any proposal to adjourn the MGG special meeting to a later date, if necessary, to solicit additional proxies in the event that there are insufficient votes in favor of any of the foregoing proposals.

To review the background and the MGG Conflicts Committee’s reasons for the simplification in greater detail, please read “Special Factors—Background of the Simplification” beginning on page 28 and “Special Factors—Recommendation of the MGG Conflicts Committee and Its Reasons for the Simplification” beginning on page 51. To review certain risks related to the simplification, please read “Risk Factors” beginning on page 22.

Conditions to the Effectiveness of the Matters Contemplated by the Simplification Agreement (page 99)

Before MMP and MGG can complete the simplification, a number of conditions must be satisfied, or where permissible, waived by MMP or MGG, as appropriate. For the complete list of conditions to the completion of the simplification, please see “The Simplification Agreement—Conditions to the Effectiveness of the Matters Contemplated by the Simplification Agreement.”

The Parties to the Simplification Agreement (page 77)

Magellan Midstream Partners, L.P.

MMP is a publicly traded Delaware limited partnership principally engaged in the transportation, storage and distribution of refined petroleum products.

As of July 21, 2009, MMP’s assets consisted of:

•	an 8,700-mile petroleum products pipeline system, including 49 petroleum products terminals serving the mid-continent region of the United States;

•

seven petroleum products terminal facilities located along the United States Gulf and East Coasts, referred to as marine terminal facilities, and 27 petroleum products terminals located principally in the southeastern United States; and

•	an 1,100-mile ammonia pipeline system serving the mid-continent region of the United States.

The executive offices of MMP are located at One Williams Center, Tulsa, Oklahoma 74172. The telephone number is (918) 574-7000.

Magellan Midstream Holdings, L.P.

MGG is a publicly traded Delaware limited partnership that owns the general partner of MMP and possesses certain control rights with respect to MMP as the sole member of the general partner of MMP. MGG’s only cash-generating asset is its ownership interest in the general partner of MMP, which owns the following:

•	the general partner interest in MMP, which entitles MGG to receive approximately 2% of the cash distributed by MMP; and

•

through subsidiaries, 100% of the incentive distribution rights in MMP, which entitle the holders thereof to receive increasing percentages, up to a maximum of 48%, of any incremental cash distributed by MMP per limited partner unit as certain target distribution levels are reached in excess of $0.28875 per MMP unit in any quarter.

The executive offices of MGG are located at One Williams Center, Tulsa, Oklahoma 74172. The telephone number is (918) 574-7000.

Relationship of the Parties

MGG and MMP are already closely related. MGG currently owns all of the limited liability company interests of MMP’s general partner and possesses certain control rights with respect to MMP as the sole member of MMP’s general partner. MMP’s general partner currently owns an approximate 2% general partner interest in MMP and, through subsidiaries, all of MMP’s incentive distribution rights.

Distributions by MMP have increased from $0.28125 per common unit for the quarter ended June 30, 2001 (its first full quarter of operations after its initial public offering) to $0.71 per common unit for the quarter ended

March 31, 2009; and as a result, distributions from MMP to MGG with respect to the approximate 2% general partner interest in MMP have increased from approximately $0.1 million for the quarter ended June 30, 2001 to approximately $1.4 million for the quarter ended March 31, 2009; and with respect to the incentive distribution rights, distributions have increased from zero for the quarter ended June 30, 2001 to approximately $22.1 million for the quarter ended March 31, 2009. In total, the total distributions from MGG’s investment in MMP have increased from approximately $0.1 million for the quarter ended June 30, 2001 to approximately $23.5 million for the quarter ended March 31, 2009.

Moreover, certain directors and executive officers of MGG’s general partner are also directors and executive officers of MMP’s general partner. Messrs. Don R. Wellendorf and Patrick C. Eilers serve as members of both MGG’s general partner’s board and MMP’s general partner’s board. The executive officers of MGG’s general partner are also executive officers of MMP’s general partner, and the employees of MGG’s general partner operate MMP.

Information About the Special Meetings and Voting (page 79)

MMP Special Meeting

Where and when: The MMP special meeting will take place at the Williams Resource Center, One Williams Center, Tulsa, Oklahoma, on September 25, 2009 at 9:00 a.m., local time.

What MMP unitholders are being asked to vote on: At the MMP special meeting, MMP unitholders will be asked to consider and vote on the following matters:

•	a proposal to approve the simplification agreement and the matters contemplated thereby;

•	a proposal to approve MMP’s amended and restated partnership agreement;

•

any proposal that may be presented to adjourn the MMP special meeting to a later date, if necessary, to solicit additional proxies in the event that there are insufficient votes in favor of any of the foregoing proposals; and

•	any proposal to transact such other business as may properly come before the MMP special meeting and any adjournment or postponement thereof.

Who may vote: You may vote at the MMP special meeting if you owned MMP common units at the close of business on the record date, July 27, 2009. You may cast one vote for each MMP common unit that you owned on the record date.

How to vote: Please complete and submit the enclosed proxy card as soon as possible or transmit your voting instructions by using the telephone or internet procedures described on your proxy card.

What vote is needed: The affirmative vote of the holders of at least a majority of the outstanding MMP common units (excluding units owned by MMP’s general partner and its affiliates) is required to: (1) approve the simplification agreement and the matters contemplated thereby; (2) approve MMP’s amended and restated partnership agreement; and (3) approve any proposal to adjourn the MMP special meeting, if necessary to solicit additional proxies for any of the foregoing proposals, unless a quorum is not present, in which case, the affirmative vote of the holders of at least a majority of MMP’s common units entitled to vote as of the record date present in person or represented by proxy at the MMP special meeting would be required to adjourn the MMP special meeting.

Recommendations of the MMP Conflicts Committee: The MMP Conflicts Committee unanimously recommends that you vote “FOR” the proposal to approve the simplification agreement and the matters contemplated thereby. In addition, the MMP Conflicts Committee unanimously recommends that you vote

“FOR” the proposal to approve MMP’s amended and restated partnership agreement. Further, the MMP Conflicts Committee unanimously recommends that you vote “FOR” any proposal to adjourn the MMP special meeting to a later date, if necessary, to solicit additional proxies in the event that there are insufficient votes in favor of any of the foregoing proposals.

The approval of each of the simplification agreement and the amended and restated partnership agreement by MMP’s unitholders are conditions to completion of the simplification.

MGG Special Meeting

Where and when: The MGG special meeting will take place at the Williams Resource Center, One Williams Center, Tulsa, Oklahoma, on September 25, 2009 at 10:30 a.m., local time.

What MGG unitholders are being asked to vote on: At the MGG special meeting, MGG unitholders will be asked to consider and vote on the following matters:

•	a proposal to approve the simplification agreement and the matters contemplated thereby;

•

a proposal to direct MGG, as the sole member of MMP’s general partner, to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG and to direct MMP’s general partner to implement all such matters;

•	a proposal to approve the contributions;

•	a proposal to approve the liquidation;

•

any proposal that may be presented to adjourn the MGG special meeting to a later date, if necessary, to solicit additional proxies in the event that there are insufficient votes in favor of any of the foregoing proposals; and

•	any proposal to transact such other business as may properly come before the MGG special meeting and any adjournment or postponement thereof.

Who may vote: You may vote at the MGG special meeting if you owned common units of MGG at the close of business on the record date, July 27, 2009. You may cast one vote for each common unit of MGG that you owned on the record date.

How to vote: Please complete and submit the enclosed proxy card as soon as possible or transmit your voting instructions by using the telephone or internet procedures described on your proxy card.

What vote is needed: The affirmative vote of the holders of at least a majority of MGG’s outstanding common units entitled to vote as of the record date is required to: (1) approve the simplification agreement and the matters contemplated thereby; (2) direct MGG, as the sole member of MMP’s general partner, to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG and to direct MMP’s general partner to implement all such matters; (3) approve the contributions; (4) approve the liquidation; and (5) approve any proposal to adjourn the MGG special meeting, if necessary to solicit additional proxies for any of the foregoing proposals, unless a quorum is not present, in which case, the affirmative vote of the holders of at least a majority of MGG’s common units entitled to vote as of the record date present in person or represented by proxy at the MGG special meeting would be required to adjourn the MGG special meeting.

Recommendations of the MGG Conflicts Committee: The MGG Conflicts Committee unanimously recommends that you vote “FOR” (i) the proposal to approve the simplification agreement and the matters contemplated thereby, (ii) the proposal to direct MGG, as the sole member of MMP’s general partner, to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG and to direct MMP’s general partner to implement all such matters, (iii) the proposal to approve the contributions, (iv) the proposal to approve the liquidation and (v) any proposal to adjourn the MGG special meeting to a later date, if necessary, to solicit additional proxies in the event that there are insufficient votes in favor of any of the foregoing proposals.

The approval of each of the simplification agreement, the proposal to direct MGG, as the sole member of MMP’s general partner, to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG and to direct MMP’s general partner to implement all such matters, the contributions and the liquidation are conditions to the completion of the simplification.

Risk Factors (page 22)

You should consider carefully all of the risk factors together with all of the other information included in this joint proxy statement/prospectus before deciding how to vote. Certain risks related to the simplification are described under the caption “Risk Factors” beginning on page 22 of this joint proxy statement/prospectus. Some of these risks include, but are not limited to, those described below:

•	the directors and executive officers of MMP’s general partner and of MGG’s general partner may have interests that differ from your interests;

•

at the effective time of the simplification, the market value of MMP common units to be received in the simplification could decrease and MGG unitholders cannot be sure of the market value of such MMP common units; and

•	no ruling has been obtained with respect to the tax consequences of the simplification.

Appraisal Rights (page 89)

Neither MGG unitholders nor MMP unitholders are entitled to exercise appraisal rights in connection with the simplification.

No Solicitation of Other Offers by MGG (page 101)

Pursuant to the simplification agreement, MGG agreed not to (a) initiate, solicit or knowingly encourage the submission of any acquisition proposal; or (b) participate in any discussions or negotiations regarding, or furnish to any person, any non-public information with respect to any acquisition proposal. Notwithstanding these restrictions, at any time prior to the approval of the simplification agreement by MGG unitholders, MGG is permitted to enter into or participate in any discussions or negotiations with any party who has made an unsolicited written acquisition proposal the MGG Conflicts Committee determines, after consultation with, and taking into account the advice of, its outside legal advisors and financial consultants, could possibly lead to a change in its recommendation. See “The Simplification Agreement—No Solicitation of Other Offers by MGG.”

Termination of Simplification Agreement (page 102)

The simplification agreement may be terminated and the simplification may be abandoned at any time (notwithstanding the receipt of MMP unitholder and MGG unitholder approvals) prior to the consummation of the simplification under the following circumstances (among others):

•	by mutual written consent of MGG and MMP;

•	by either MGG or MMP upon written notice to the other:

•

if the simplification is not completed on or before September 30, 2009, unless the failure of the closing to occur by this date is due to the failure of the party seeking to terminate the simplification agreement to fulfill any material obligation under the simplification agreement or a material breach of the simplification agreement by such party;

•

if any regulatory authority has issued a final and nonappealable statute, rule, order, decree or regulation or taken any other action that restrains, or prohibits the consummation of the simplification; provided, that the terminating party is not in breach of its obligation to use reasonable best efforts to complete the simplification;

•	if MGG fails to obtain the necessary approval of its unitholders at the MGG special meeting;

•	if MMP fails to obtain the necessary approval of its unitholders at the MMP special meeting;

•	in the event that, prior to obtaining the necessary approval of MGG unitholders at the MGG special meeting, the MGG Conflicts Committee has made a change in recommendation; or

•

in the event that, prior to obtaining the necessary approval of MMP unitholders at the MMP special meeting, the MMP Conflicts Committee has made a change in recommendation; provided, that pursuant to the terms of the simplification agreement, MMP was not entitled to exercise its right to terminate the simplification agreement pursuant to this provision for a period of 60 days following the date of the simplification agreement;

•	by MMP, upon written notice to MGG if:

•	there has been a breach of or there is any inaccuracy in any of the representations or warranties of MGG or its general partner set forth in the simplification agreement under certain circumstances;

•	there has been a material breach of any of the covenants or agreements of MGG or its general partner set forth in the simplification agreement under certain circumstances; or

•	MGG has materially breached its no-solicitation obligations under the simplification agreement; or

•	by MGG, upon written notice to MMP if:

•

there has been a breach of or there is any inaccuracy in any of the representations or warranties of MMP or its general partner set forth in the simplification agreement under certain circumstances; or

•	there has been a material breach of any of the covenants or agreements of MMP or its general partner set forth in the simplification agreement under certain circumstances.

Expenses (page 104)

Under the simplification agreement, as a general matter, MMP will bear all of its own costs and expenses and will reimburse MGG for all of its reasonable expenses related to the matters contemplated by the simplification agreement, except upon the termination of the simplification agreement in the following circumstances:

•	MGG will be obligated to pay all of its own expenses and the reasonable expenses of MMP if the simplification agreement is terminated by:

•	MMP or MGG following a change in recommendation by the MGG Conflicts Committee;

•	MMP upon a material breach of or inaccuracy in any of the representations and warranties of MGG or its general partner as described above;

•	MMP upon a material breach of any of the covenants or agreements of MGG or its general partner as described above; or

•	MMP because MGG materially breached the non-solicitation provisions of the simplification agreement; and

•

MGG will be obligated to pay all of its own expenses and to reimburse MMP for any expenses of MGG previously paid by MMP if the simplification agreement is terminated upon the mutual consent of MMP and MGG in a written instrument or by MMP or MGG:

•	upon written notice to the other party if the effective time has not occurred on or before September 30, 2009 as described above;

•

if any regulatory authority has issued a final and nonappealable statute, rule, order, decree or regulation or taken any other action that restrains or prohibits the consummation of the simplification as described above;

•	if MGG fails to obtain the necessary approval of its unitholders at the MGG special meeting; or

•	if MMP fails to obtain the necessary approval of its unitholders at the MMP special meeting.

Opinion of the MMP Conflicts Committee’s Financial Advisor (page 57)

The MMP Conflicts Committee retained Tudor, Pickering, Holt & Co. Securities, Inc., or TudorPickering, to act as its financial advisor in connection with the simplification. At a meeting of the MMP Conflicts Committee held on March 3, 2009, TudorPickering rendered its opinion to the MMP Conflicts Committee that, as of March 3, 2009, and based upon and subject to the factors and assumptions set forth in the opinion, the transformation to be effected pursuant to the simplification agreement was fair from a financial point of view to the holders of the MMP common units, other than affiliates of MMP who are holders of the MGG common units.

The full text of the TudorPickering opinion, dated as of March 3, 2009, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by TudorPickering in rendering its opinion, is attached as Annex E to this joint proxy statement/ prospectus and is incorporated herein by reference. The summary of the TudorPickering opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion. The holders of MMP common units are urged to read the TudorPickering opinion carefully and in its entirety. TudorPickering provided financial advisory services and its opinion for the information and assistance of the MMP Conflicts Committee in connection with its consideration of the simplification. The TudorPickering opinion does not constitute a recommendation to any holder of the MMP common units as to how such holder should vote with respect to the simplification or any other matter. Pursuant to two engagement letters between the MMP Conflicts Committee and TudorPickering, MMP has agreed to pay TudorPickering’s fees for its services, a principal portion of which is contingent upon consummation of the simplification.

Opinion of the MGG Conflicts Committee’s Financial Advisor (page 67)

In connection with the simplification, the MGG Conflicts Committee retained Lazard Frères & Co. LLC, or Lazard, as its financial advisor. On March 3, 2009, Lazard rendered its opinion to the MGG Conflicts Committee, that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Consideration (as defined in such opinion) to be paid to the holders of MGG common units (other than MMP, MMP’s general partner, MGG’s general partner or their respective affiliates) in the simplification was fair, from a financial point of view, to such holders. Consideration, for the purposes of the Lazard opinion, means the 0.6325 MMP common units for each MGG common unit that holders of MGG common units will receive as a result of the simplification.

The full text of Lazard’s written opinion, dated March 3, 2009, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion is attached to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. We encourage you to read Lazard’s opinion, which is attached as Annex F to this joint proxy statement/prospectus, carefully and in its entirety. Lazard’s opinion was directed to the MGG Conflicts Committee for the information and assistance of the MGG Conflicts Committee in connection with its evaluation of the simplification and only addressed the fairness, from a financial point of view, to the holders of MGG common units of the number of MMP common units to be paid to certain holders of MGG common units in the simplification as of the date of Lazard’s opinion. Lazard’s opinion did not address any other aspect of the simplification and was not intended to and does not constitute a recommendation to any holder of MGG common units as to how such holder should vote or act with respect to the simplification or any matter relating thereto. Pursuant to the engagement letter between the MGG Conflicts Committee and Lazard, MGG has agreed to pay Lazard’s fees for its services, a principal portion of which is contingent upon consummation of the simplification.

Comparison of MMP Unitholder Rights and MGG Unitholder Rights (page 143)

As a result of the simplification, MGG unitholders will become holders of MMP common units. The rights of MMP’s common unitholders will be governed by MMP’s amended and restated partnership agreement and applicable Delaware law. There are certain differences between the rights of MGG unitholders and MMP unitholders pursuant to the existing partnership agreement of MGG and the amended and restated partnership agreement of MMP. These differences are described under “Comparison of MMP Unitholder Rights and MGG Unitholder Rights.”

Interests of Certain Persons in the Simplification (page 137)

In considering the recommendations of the MMP Conflicts Committee and the MGG Conflicts Committee, MMP unitholders and MGG unitholders should be aware that some of the executive officers and directors of MMP’s general partner and MGG’s general partner have interests in the simplification that may differ from, or may be in addition to, the interests of MMP unitholders or of MGG unitholders generally. These interests include:

•

Projections Made by Executive Officers. Some members of senior management currently own MGG common units and will be receiving MMP common units as a result of the simplification. Senior management of the general partners of MMP and MGG prepared projections with respect to MMP’s future financial and operating performance on a stand-alone basis and on a combined basis. These projections were provided to TudorPickering and Lazard in connection with their independent financial analyses and in the preparation of their fairness opinions. The projections were also provided to the MMP Conflicts Committee and the MGG Conflicts Committee.

•

MGG Common Units. MGG common units held by the directors and executive officers of MGG’s general partner will be transformed into MMP common units at a ratio of 0.6325 MMP common units per MGG common unit. This is the same ratio as that applicable to all other holders of MGG common units.

•

Deferred Phantom Units. Each outstanding MGG deferred phantom unit, which is held by certain directors of MGG’s general partner will be transformed into an MMP deferred phantom unit at a ratio of 0.6325 MMP deferred phantom units per MGG deferred phantom unit.

•

Indemnification and Insurance. The simplification agreement provides for indemnification by MMP of each person who was, as of the date of the simplification agreement, or is at any time from the date of the simplification agreement through the effective date an “Indemnitee” under the existing MGG partnership agreement as if MMP were the original obligor thereunder and for the maintenance of directors’ and officers’ liability insurance covering directors and executive officers of MGG’s general partner for a period of six years following the dissolution of MGG.

•

Director and Executive Officer Interlock. Certain of MGG’s general partner’s directors and all of MGG’s general partner’s executive officers are currently directors and executive officers of MMP’s general partner, respectively, and will remain directors and executive officers of MMP’s general partner following the simplification.

Accounting Treatment of the Simplification (page 89)

The transformation, distributions and contributions will be accounted for in accordance with Statement of Financial Accounting Standards, which is referred to as “SFAS,” No. 160, Non-Controlling Interests in Consolidated Financial Statements (as amended). MGG is considered as the surviving consolidated entity for accounting purposes rather than MMP, which is the surviving consolidated entity for legal and reporting purposes. Therefore, the changes in MGG’s ownership interest will be accounted for as an equity transaction and no gain or loss will be recognized as a result of the simplification.

Material Federal Income Tax Consequences of the Simplification (page 116)

Tax matters associated with the simplification are complicated. The tax consequences to an MGG unitholder of the simplification and related matters will depend on such unitholder’s own personal tax situation. MGG unitholders are urged to consult their tax advisors for a full understanding of the personal, federal, state, local and foreign tax consequences of the simplification that will be applicable to them.

MMP expects to receive an opinion from Vinson & Elkins L.L.P. to the effect that no gain or loss should be recognized by MMP unitholders as a result of the simplification (other than gain resulting from any difference in MMP liabilities pursuant to Section 752 of the Internal Revenue Code). MGG expects to receive an opinion from Akin Gump Strauss Hauer & Feld LLP to the effect that no gain or loss should be recognized by the holders of MGG common units to the extent MMP common units are received by such holders as a result of the simplification except for (i) any gain resulting from the sale of MMP common units in lieu of distributing fractional MMP common units, or (ii) income and gain, if any, resulting from the assumption or payment of liabilities of MGG or its subsidiaries by MMP. Opinions of counsel, however, are not binding on the IRS, and no assurance can be given that the IRS would not successfully assert a contrary position regarding the transformation and the opinions of counsel.

The federal income tax consequences described above may not apply to some holders of MMP common units and MGG common units. Please read “Risk Factors—Tax Risks Related to the Simplification” beginning on page 26, “Risk Factors—Tax Risks to the Holders of MGG Common Units” and “Risk Factors—Tax Risks to Existing MMP Unitholders” beginning on page 27 and “Material Federal Income Tax Consequences of the Simplification” beginning on page 116 for a more complete discussion of the federal income tax consequences of the simplification.

Recent Developments

Acquisition Proposal

After the date of the simplification agreement, the MGG Conflicts Committee received a written acquisition proposal from a publicly traded master limited partnership offering to purchase all the outstanding common units of both MGG and MMP. After discussion with its financial and legal advisors, the MMP Conflicts Committee determined that it was not interested in pursuing such acquisition proposal on behalf of MMP. After discussion with its financial and legal advisors and the financial advisor to such publicly traded master limited partnership, the MGG Conflicts Committee determined that the proposed acquisition could not go forward without the participation of the MMP Conflicts Committee on behalf of MMP. Please read “Special Factors—Background of the Simplification” beginning on page 28 for a more complete discussion of recent developments.

Updated 2009 Guidance

On May 6, 2009, MMP announced its earnings for the first quarter of 2009. As part of the earnings announcement, MMP’s senior management provided an update as to MMP’s projected 2009 distributable cash flow. The projections originally provided by MMP’s and MGG’s senior management to the MMP Conflicts Committee and the MGG Conflicts Committee included a projected 2009 distributable cash flow amount of $306.4 million, as discussed under “Special Factors—Financial Projections Provided to Financial Advisors.” As of May 6, 2009, MMP’s management projected MMP’s 2009 distributable cash flow to be approximately $330.0 million. The projected increase primarily relates to higher projected petroleum prices for the year, which are expected to benefit MMP’s commodity-related activities. Please see “Special Factors—Financial Projections Provided to Financial Advisors.” On June 17, 2009, MMP’s senior management affirmed such guidance regarding its projected 2009 distributable cash flow.

MGG Loan Agreement

On May 18, 2009, MGG entered into a $3.5 million one-year revolving loan facility with Bank of Oklahoma, National Association. This MGG loan facility will be used to finance MGG’s general working capital needs and is guaranteed by certain of MGG’s subsidiaries, including MMP’s general partner. The MGG loan facility has a maturity date of May 17, 2010; however, the loan facility will terminate and all balances, if any, outstanding thereunder will become due and payable upon completion of the simplification. As of July 21, 2009, there are no amounts outstanding under the loan facility.

Longhorn Pipeline Acquisition

On June 19, 2009, MMP announced that it has been selected by the United States Bankruptcy Court in Delaware as the “stalking horse” bidder for the majority of the assets of Longhorn Partners Pipeline, L.P., which include a 700-mile common carrier pipeline system that transports refined petroleum products from Houston to El Paso, Texas and a terminal in El Paso comprised of a 5-bay truck loading rack and over 900,000 barrels of storage. This terminal serves local petroleum products demand and distributes product to connecting third-party pipelines for ultimate delivery to markets in Arizona, New Mexico and, in the future, Northern Mexico. MMP currently serves as the operator of the pipeline system. The seller of the pipeline system is currently in bankruptcy. Completion of the acquisition is subject to an auction process by the bankruptcy court and, if MMP remains the highest bidder following the auction process, customary closing conditions, including bankruptcy court approval and regulatory approval. The purchase price for the pipeline system is $250 million plus the fair market value of line fill, which is currently estimated at approximately $90 million. MMP expects to finance the acquisition with available capacity under its revolving credit facility. MMP expects the acquisition to be completed in the third quarter of 2009 if it remains the highest bidder, but there can be no assurance that such acquisition will be completed in that time frame or at all.

MMP Notes Offering

On June 26, 2009, MMP completed the offering of $300.0 million aggregate principal amount of its 6.55% senior notes due 2019. The net proceeds from this offering of approximately $296.5 million, after payment of underwriting discounts and estimated offering expenses, were used by MMP to repay all of the borrowings outstanding under its revolving credit facility and for general partnership purposes, including capital expenditures.

MMP EPA Issue

In June 2009, MMP received notice from the Department of Justice (the “DOJ”) that the DOJ, at the request of the Environmental Protection Agency, is prepared to initiate a lawsuit alleging violations of Sections 301 and 311 of the Clean Water Act with respect to a discharge of gasoline that occurred on January 5, 2008 from MMP’s petroleum products pipeline near Oologah, Rogers County, Oklahoma. The DOJ stated that the maximum statutory penalty for the alleged violations of the Clean Water Act, assuming only mere negligence, is approximately $1.2 million. The DOJ stated in its notice to MMP that it does not expect MMP to pay the maximum statutory penalty in a settlement although it will explore whether injunctive relief is necessary to prevent future violations of the Clean Water Act. As of June 30, 2009, MMP has accrued an amount for this matter based on its best estimates that is less than the maximum statutory penalty.

Ownership Structure

The diagrams on the following page depict MMP’s and MGG’s ownership structure before and after giving effect to the simplification, with both MMP common units and MGG common units being presented on a fully diluted basis.

Current Ownership Structure

Ownership Structure Following the Simplification

Summary Historical and Unaudited Pro Forma Financial Information of MGG

MGG will be treated as the surviving consolidated entity of the simplification for accounting purposes, even though only MMP will be the surviving consolidated entity for legal and reporting purposes. The following table sets forth summary consolidated historical financial data and pro forma combined financial data for MGG. The summary historical financial data as of and for the years ended December 31, 2004 through 2008 is derived from MGG’s historical audited consolidated financial statements and related notes. The summary historical financial data as of and for the three months ended March 31, 2009 is derived from MGG’s historical unaudited consolidated financial statements and related notes. We have retrospectively applied the provisions of FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, to the applicable amounts for all periods presented in the following table. The summary financial data should be read in conjunction with MGG’s consolidated financial statements, including the notes thereto. MGG’s consolidated balance sheets as of December 31, 2007 and 2008 and as of March 31, 2009 and the related consolidated statements of income, owners’ equity and cash flows for each of the three years in the period ended December 31, 2008 and for the three months ended March 31, 2009 are incorporated by reference into this joint proxy statement/prospectus.

Currently, MMP, a publicly traded limited partnership, is a consolidated subsidiary of MGG, also a publicly traded limited partnership. If the simplification as described in this joint proxy statement/prospectus is approved by the unitholders of both MGG and MMP and all other conditions set forth in the simplification agreement are met, the general partners of MMP and of MGG will legally become wholly owned subsidiaries of MMP, and MGG will dissolve, wind-up its affairs and be terminated. For accounting purposes, MGG is considered the accounting acquirer of MMP’s non-controlling interest.

The unaudited pro forma consolidated financial data provided below gives pro forma effect to the simplification, resulting in MMP’s distribution of 0.6325 MMP common units for each outstanding common unit of MGG following the transformation of the incentive distribution rights and approximate 2% general partner interest in MMP into MMP common units. The unaudited pro forma balance sheet data assumes the simplification occurred as of March 31, 2009. The unaudited pro forma income statement data for the year ended December 31, 2008 and for the three months ended March 31, 2009 assumes the simplification occurred as of January 1, 2008 and January 1, 2009, respectively.

	MGG Consolidated Historical						Pro Forma
	Year Ended December 31,					Three Months Ended March 31, 2009	Year Ended December 31, 2008	Three Months Ended March 31, 2009
	2004	2005	2006	2007	2008
						(unaudited)
	(in thousands, except per unit amounts)
Income Statement Data:
Transportation and terminals revenues	$419,772	$501,324	$559,321	$608,781	$638,810	$155,020	$638,810	$155,020
Product sales revenues	275,769	636,209	664,569	709,564	574,095	57,716	574,095	57,716
Affiliate management fee revenues	488	667	690	712	733	190	733	190

Total revenues	696,029	1,138,200	1,224,580	1,319,057	1,213,638	212,926	1,213,638	212,926
Operating expenses	180,422	229,720	243,860	250,935	264,871	60,467	264,871	60,467
Product purchases	255,599	582,631	605,341	633,909	436,567	52,630	436,567	52,630
Gain on assignment of supply agreement	—	—	—	—	(26,492)	—	(26,492)	—
Equity earnings	(1,602)	(3,104)	(3,324)	(4,027)	(4,067)	(519)	(4,067)	(519)

Operating margin	261,610	328,953	378,703	438,240	542,759	100,348	542,759	100,348
Depreciation and amortization expense	57,196	71,655	76,200	79,140	86,501	23,152	86,501	23,152
General and administrative expense	54,240	61,506	69,503	74,859	73,302	21,136	72,302	20,886

Operating profit	150,174	195,792	233,000	284,241	382,956	56,060	383,956	56,310
Interest expense, net	36,734	52,273	47,624	47,653	50,479	14,395	51,379	14,620
Write-off of unamortized debt placement fees	9,820	6,413	—	—	—	—	—	—
Debt placement fee amortization	2,568	2,247	1,925	1,554	767	220	767	220
Debt prepayment premium	12,666	—	—	1,984	—	—	—	—
Other (income) expense, net	(949)	(1,312)	653	728	(380)	(82)	(380)	(82)

Income before provision for income taxes	89,335	136,171	182,798	232,322	332,090	41,527	332,190	41,552
Provision for income taxes (a)	—	—	—	1,568	1,987	357	1,987	357

Net income	$89,335	$136,171	$182,798	$230,754	$330,103	$41,170	$330,203	$41,195

Basic and diluted net income per limited partner unit	n/a	n/a	$0.53	$0.98	$1.40	$0.19	$3.10	$0.39

	MGG Consolidated Historical						Pro Forma
	Year Ended December 31,					Three Months Ended March 31, 2009	Year Ended December 31, 2008	Three Months Ended March 31, 2009
	2004	2005	2006	2007	2008
						(unaudited)
	(in thousands, except per unit amounts)
Balance Sheet Data:
Working capital (deficit) (b)	$73,140	$13,783	$(310,087)	$(15,609)	$(29,644)	$(39,921)	—	$(39,921)
Total assets	2,282,704	2,264,995	2,316,508	2,416,931	2,600,708	2,611,601	—	2,611,601
Long-term debt (b)	1,062,470	787,194	518,609	914,536	1,083,485	1,125,089	—	1,131,751
Owners’ equity	$953,037	$1,180,352	$1,165,775	$1,184,566	$1,254,132	$1,220,998	—	$1,214,336
Cash Distribution Data:
Cash distribution declared per unit (c)	$—	$—	$0.91	$1.13	$1.37	$0.36	$2.55	$0.66
Cash distribution paid per unit (c)	$—	$—	$0.66	$1.07	$1.32	$0.36	$2.48	$0.66
Other Data:
Operating margin (loss):
Petroleum product pipeline system	$195,092	$250,623	$285,743	$352,715	$426,495	$74,507	$426,495	$74,507
Petroleum products terminals	56,179	67,237	86,823	85,488	104,121	24,764	104,121	24,764
Ammonia pipeline system	7,310	7,687	2,554	(2,995)	8,660	116	8,660	116
Allocated partnership depreciation costs (d)	3,029	3,406	3,583	3,032	3,483	961	3,483	961

Operating margin (e)	$261,610	$328,953	$378,703	$438,240	$542,759	$100,348	$542,759	$100,348

Adjusted EBITDA:
Net income	$89,335	$136,171	$182,798	$230,754	$330,103	$41,170	$330,203	$41,195
Provision for income taxes	—	—	—	1,568	1,987	357	1,987	357
Debt prepayment premium	12,666	—	—	1,984	—	—	—	—
Write-off of unamortized debt placement fees	9,820	6,413	—	—	—	—	—	—
Debt placement fee amortization	2,568	2,247	1,925	1,554	767	220	767	220
Interest expense, net	36,734	52,273	47,624	47,653	50,479	14,395	51,379	14,620
Depreciation and amortization expense	57,196	71,655	76,200	79,140	86,501	23,152	86,501	23,152

Adjusted EBITDA (f)	$208,319	$268,759	$308,547	$362,653	$469,837	$79,294	$470,837	$79,544

(a)	Beginning in 2007, the State of Texas implemented a partnership-level tax based on a percentage of MMP’s net revenues apportioned to the State of Texas. MGG reported MMP’s estimate of this tax as provision for income taxes on its consolidated statements of income.

(b)	The maturity date of certain of MMP’s notes was October 7, 2007. As a result, the $270.8 million carrying value of these notes was classified as a current liability on MGG’s December 31, 2006 consolidated balance sheet. This debt was refinanced before its maturity.

(c)	Cash distributions declared represent distributions declared associated with each calendar year. Distributions were declared and paid within 45 days following the close of each quarter. Cash distributions paid represent cash payments for distributions during each of the periods presented. Cash distributions declared/paid reflect the distribution decisions made by the boards of directors of the general partners of MMP and MGG at their respective quarterly board meetings. As such, these pro forma calculations are not necessarily indicative of the distribution decision that MMP’s board of directors would have made had the simplification been completed at January 1, 2008 or January 1, 2009. For comparison to MGG per unit data, the pro forma calculations should be multiplied by the 0.6325 transformation ratio.

(d)	Certain assets contributed to MMP were recorded as property, plant and equipment at the partnership level. The associated depreciation expense was allocated to MMP’s various business segments, which in turn recognized these allocated costs as operating expense, reducing segment operating margins by these amounts.

(e)	The non-GAAP measure of operating margin (in the aggregate and by segment) is presented. MMP and MGG compute the components of operating margin by using amounts that are determined in accordance with GAAP. A reconciliation of operating margin to operating profit, which is its nearest comparable GAAP financial measure, is included above. See Note 15—Segment Disclosures in the audited consolidated financial statements of MGG for the year ended December 31, 2008 and Note 4—Segment Disclosures in the unaudited consolidated financial statements of MGG for the three months ended March 31, 2009 incorporated by reference herein for a reconciliation of segment operating margin to segment operating profit. MMP and MGG believe that investors benefit from having access to the same financial measures being utilized by management. Operating margin is an important measure of the economic performance of MMP’s core operations. This measure forms the basis of MMP’s and MGG’s internal financial reporting and is used by MMP’s management in deciding how to allocate MMP’s capital resources between segments. Operating profit, alternatively, includes expense items such as depreciation and amortization and general and administrative expense, that management does not consider when evaluating the core profitability of an operation.

(f)	MMP and MGG define Adjusted EBITDA, which is not a GAAP measure, in the schedules in this filing as net income plus provision for income taxes, debt prepayment premium, write-off of unamortized debt placement fees, debt placement fee amortization, interest expense (net of interest income and interest capitalized) and depreciation and amortization. Adjusted EBITDA should not be considered an alternative to net income, operating profit, cash flow from operations or any other measure of financial performance presented in accordance with GAAP. Because Adjusted EBITDA excludes some items that affect net income and these items may vary among other companies, the Adjusted EBITDA data presented may not be comparable to similarly titled measures of other companies. MMP’s management uses Adjusted EBITDA as a performance measure to assess the viability of projects and to determine overall rates of return on alternative investment opportunities. A reconciliation of Adjusted EBITDA to net income, the nearest comparable GAAP measure, is included above.

Summary Historical Financial Information of MMP

The following table sets forth summary consolidated historical financial information for MMP. The summary historical financial data as of and for the years ended December 31, 2004 through 2008 is derived from MMP’s historical audited consolidated financial statements and related notes. The summary historical financial data as of and for the three months ended March 31, 2009 is derived from MMP’s historical unaudited consolidated financial statements and related notes. We have retrospectively applied the provisions of EITF No. 07-4, Application of the Two-Class Method under FASB Statement No. 128 to Master Limited Partnerships, to the basic and diluted net income per limited partner unit amounts for all periods presented in the table below. This summary financial data should be read in conjunction with MMP’s consolidated historical financial statements, including the notes thereto. MMP’s consolidated balance sheets as of December 31, 2007 and 2008 and as of March 31, 2009 and the related consolidated statements of income, partners’ capital and cash flows for each of the three years in the period ended December 31, 2008 and the three months ended March 31, 2009 are incorporated by reference into this joint proxy statement/prospectus.

	MMP Consolidated Historical
	Year Ended December 31,					Three Months Ended March 31, 2009
	2004	2005	2006	2007	2008
						(unaudited)
	(in thousands, except per unit amounts)
Income Statement Data:
Transportation and terminals revenues	$419,117	$500,196	$558,301	$607,845	$637,958	$154,888
Product sales revenues	275,769	636,209	664,569	709,564	574,095	57,716
Affiliate management fee revenues	488	667	690	712	733	190

Total revenues	695,374	1,137,072	1,223,560	1,318,121	1,212,786	212,794
Operating expenses	179,657	229,795	244,526	251,601	265,728	60,727
Product purchases	255,599	582,631	605,341	633,909	436,567	52,630
Gain on assignment of supply agreement	—	—	—	—	(26,492)	—
Equity earnings	(1,602)	(3,104)	(3,324)	(4,027)	(4,067)	(519)

Operating margin	261,720	327,750	377,017	436,638	541,050	99,956
Depreciation and amortization expense	41,845	56,307	60,852	63,792	71,153	19,315
Affiliate general and administrative expense	54,466	61,131	67,112	72,587	70,435	20,525

Operating profit	165,409	210,312	249,053	300,259	399,462	60,116
Interest expense, net	35,435	48,258	53,010	51,045	50,470	14,390
Debt prepayment premium	12,666	—	—	1,984	—	—
Write-off of unamortized debt placement fees	5,002	—	—	—	—	—
Debt placement fee amortization	3,056	2,871	2,681	2,144	767	220
Other (income) expense, net	(953)	(300)	634	728	(375)	(82)

Income before provision for income taxes	110,203	159,483	192,728	244,358	348,600	45,588
Provision for income taxes (a)	—	—	—	1,568	1,987	357

Net income	$110,203	$159,483	$192,728	$242,790	$346,613	$45,231

Basic net income per limited partner unit	$1.70	$2.01	$2.21	$2.69	$3.77	$0.34

Diluted net income per limited partner unit	$1.70	$2.01	$2.20	$2.69	$3.76	$0.34

Balance Sheet Data:
Working capital (deficit) (b)	$71,737	$(206)	$(341,371)	$(15,563)	$(29,675)	$(37,562)
Total assets	1,817,832	1,876,518	1,952,649	2,101,194	2,296,115	2,317,244
Long-term debt (b)	789,568	782,639	518,609	914,536	1,083,485	1,125,089
Partners’ capital	789,109	807,990	806,482	871,164	955,442	928,630
Cash Distribution Data:
Cash distribution declared per unit (c)	$1.76	$2.06	$2.34	$2.55	$2.77	$0.71
Cash distribution paid per unit (c)	$1.72	$1.97	$2.29	$2.49	$2.72	$0.71
Other Data:
Operating margin (loss):
Petroleum products pipeline system	$195,024	$249,435	$284,190	$351,246	$424,957	$74,167
Petroleum products terminals	56,339	67,224	86,703	85,368	103,967	24,717
Ammonia pipeline system	7,328	7,685	2,541	(3,008)	8,643	111
Allocated partnership depreciation costs (d)	3,029	3,406	3,583	3,032	3,483	961

Operating margin (e)	$261,720	$327,750	$377,017	$436,638	$541,050	$99,956

	MMP Consolidated Historical
	Year Ended December 31,					Three Months Ended March 31, 2009
	2004	2005	2006	2007	2008
						(unaudited)
	(in thousands, except per unit amounts)
Adjusted EBITDA:
Net income	$110,203	$159,483	$192,728	$242,790	$346,613	$45,231
Provision for income taxes (a)	—	—	—	1,568	1,987	357
Debt prepayment premium	12,666	—	—	1,984	—	—
Write-off of unamortized debt placement fees	5,002	—	—	—	—	—
Debt placement fee amortization	3,056	2,871	2,681	2,144	767	220
Interest expense, net	35,435	48,258	53,010	51,045	50,470	14,390
Depreciation and amortization expense	41,845	56,307	60,852	63,792	71,153	19,315

Adjusted EBITDA (f)	$208,207	$266,919	$309,271	$363,323	$470,990	$79,513

(a)	Beginning in 2007, the State of Texas implemented a partnership-level tax based on a percentage of MMP’s net revenues apportioned to the State of Texas. MMP reported its estimate of this tax as provision for income taxes on its consolidated statements of income.

(b)	The maturity date of certain of MMP’s notes was October 7, 2007. As a result, the $270.8 million carrying value of these notes was classified as a current liability on MMP’s December 31, 2006 consolidated balance sheet. This debt was refinanced before its maturity.

(c)	Cash distributions declared represent distributions declared associated with each calendar year. Distributions were declared and paid within 45 days following the close of each quarter. Cash distributions paid represent cash payments for distributions during each of the periods presented.

(d)	Certain assets contributed to MMP were recorded as property, plant and equipment at the partnership level. The associated depreciation expense was allocated to its various business segments, which in turn recognized these allocated costs as operating expense, reducing segment operating margins by these amounts.

(e)	The non-GAAP measure of operating margin (in the aggregate and by segment) is presented. MMP computes the components of operating margin by using amounts that are determined in accordance with GAAP. A reconciliation of operating margin to operating profit, which is its nearest comparable GAAP financial measure, is included above. See Note 14—Segment Disclosures in the audited consolidated financial statements of MMP for the year ended December 31, 2008 and Note 4—Segment Disclosures in the unaudited consolidated financial statements of MMP for the three months ended March 31, 2009 incorporated by reference herein for a reconciliation of segment operating margin to segment operating profit. MMP believes that investors benefit from having access to the same financial measures being utilized by management. Operating margin is an important measure of the economic performance of MMP’s core operations. This measure forms the basis of MMP’s internal financial reporting and is used by MMP’s management in deciding how to allocate MMP’s capital resources between segments. Operating profit, alternatively, includes expense items such as depreciation and amortization and general and administrative expense, that management does not consider when evaluating the core profitability of an operation.

(f)	MMP defines Adjusted EBITDA, which is not a GAAP measure, in the schedules in this filing as net income plus provision for income taxes, debt prepayment premium, write-off of unamortized debt placement fees, debt placement fee amortization, interest expense (net of interest income and interest capitalized) and depreciation and amortization. Adjusted EBITDA should not be considered an alternative to net income, operating profit, cash flow from operations or any other measure of financial performance presented in accordance with GAAP. Because Adjusted EBITDA excludes some items that affect net income and these items may vary among other companies, the Adjusted EBITDA data presented may not be comparable to similarly titled measures of other companies. MMP’s management uses Adjusted EBITDA as a performance measure to assess the viability of projects and to determine overall rates of return on alternative investment opportunities. A reconciliation of Adjusted EBITDA to net income, the nearest comparable GAAP measure, is included above.

UNAUDITED COMPARATIVE PER UNIT INFORMATION

The following table sets forth certain historical per unit information of MMP and MGG and the unaudited pro forma combined per unit information after giving pro forma effect to the simplification, resulting in MMP’s distribution of 0.6325 MMP common units for each outstanding common unit of MGG following the transformation of the incentive distribution rights and approximate 2% general partner interest in MMP into MMP common units.

You should read this information in conjunction with the summary historical financial information included elsewhere in this joint proxy statement/prospectus and the historical consolidated financial statements of MGG and MMP and related notes that are incorporated by reference in this joint proxy statement/prospectus and in conjunction with the Unaudited Pro Forma Consolidated Financial Statements and related notes included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma combined per unit information does not purport to represent what the actual results of operations of MGG and MMP would have been had the partnerships been combined or to project MGG’s and MMP’s results of operations that may be achieved after the simplification is completed.

	Historical				Pro forma
	Year Ended December 31, 2008		Three Months Ended March 31, 2009		Year Ended December 31, 2008		Three Months Ended March 31, 2009
Per Unit Data	MMP	MGG	MMP	MGG	MMP (e)	MGG (f)	MMP (e)	MGG (f)
Net Income:
Basic (a)	$3.77	$1.40	$0.34	$0.19	$3.10	$1.96	$0.39	$0.25
Diluted (b)	$3.76	$1.40	$0.34	$0.19	$3.10	$1.96	$0.39	$0.25
Cash Distributions:
Declared Per Unit (c)	$2.77	$1.37	$0.71	$0.36	$2.55	$1.61	$0.66	$0.42
Paid Per Unit (c)	$2.72	$1.32	$0.71	$0.36	$2.48	$1.57	$0.66	$0.42
Book Value (d)	$14.32	$20.02	$13.87	$19.49	—	—	$11.39	$7.20

(a)	For MMP and MGG, the amounts are based on the weighted-average number of common units outstanding for the period. The pro forma amounts are based on information provided in “Unaudited Pro Forma Consolidated Financial Statements” included elsewhere in this joint proxy statement/prospectus.

(b)	For MMP, the amount is based on the weighted-average number of limited partner units outstanding plus the potential dilution that would occur associated with certain awards granted under MMP’s long-term incentive plan. MGG had no dilutive units at December 31, 2008 or March 31, 2009. The pro forma combined amount is based on information provided in “Unaudited Pro Forma Consolidated Financial Statements” included elsewhere in this joint proxy statement/prospectus.

(c)	The pro forma cash distribution declared/paid amounts are based on the weighted-average cash distributions declared/paid for MMP and MGG for each quarterly period and give effect to the additional MMP units outstanding as a result of the simplification. Cash distributions declared/paid reflect the distribution decisions made by the boards of directors of the general partners of MMP and MGG at their respective quarterly board meetings. As such, these pro forma calculations are not necessarily indicative of the distribution decisions that MMP’s board of directors would have made had the simplification been completed at January 1, 2008 for the period ended December 31, 2008 or January 1, 2009 for the three months ended March 31, 2009.

(d)	For MMP and MGG, these amounts are computed by dividing partners’ capital for each entity by their respective limited partner units outstanding as of December 31, 2008 and as of March 31, 2009, as applicable. The pro forma combined amounts are computed by dividing the pro forma partners’ capital as of December 31, 2008 and March 31, 2009, as applicable by the number of limited partner units outstanding at December 31, 2008 and March 31, 2009, as applicable, adjusted to include the estimated number of MMP limited partner units to be outstanding as a result of the simplification. Pro forma data is not presented for December 31, 2008 because a pro forma balance sheet for that date is not included in this filing.

(e)	The amounts represent the pro forma combined results of the simplification. For MMP comparisons, no adjustments are necessary to these calculations.

(f)	For a comparison to MGG per unit data, pro forma amounts have been adjusted to reflect that MGG unitholders will receive 0.6325 MMP common units for each MGG common unit as a result of the simplification.

MARKET PRICES AND DISTRIBUTION INFORMATION

MMP common units are traded on the New York Stock Exchange under the symbol “MMP,” and MGG’s common units are traded on the New York Stock Exchange under the symbol “MGG.” The following table sets forth, for the periods indicated, the range of high and low sales prices per unit for MMP common units and MGG common units, as well as information concerning quarterly cash distributions for MMP common units and MGG common units. The sales prices are as reported in published financial sources.

	MMP Common Units				MGG Common Units
	High	Low	Distributions (1)		High	Low	Distributions (1)
2007
First Quarter	$47.94	$37.80	$0.61625		$27.00	$22.37	$0.2615
Second Quarter	53.39	43.21	0.63000		30.57	26.26	0.2760
Third Quarter	48.00	38.50	0.64375		31.00	25.61	0.2900
Fourth Quarter	43.99	39.51	0.65750		27.01	24.38	0.3070

2008
First Quarter	$45.00	$38.34	$0.67250		$26.96	$21.11	$0.3225
Second Quarter	43.61	35.47	0.68750		25.74	22.01	0.3375
Third Quarter	38.06	29.51	0.70250		23.14	16.00	0.3540
Fourth Quarter	37.32	18.85	0.71000		20.20	11.28	0.3590

2009
First Quarter	$36.00	$25.36	$0.71000		$19.19	$14.00	$0.3590
Second Quarter	36.75	28.93	n/a	(2)	22.25	17.11	n/a	(2)
Third Quarter (through July 20, 2009)	36.80	33.75	n/a	(2)	21.67	20.48	n/a	(2)

(1)	Represent cash distributions per MMP common unit or MGG common unit declared with respect to the quarter and paid in the following quarter.

(2)	Cash distributions for MMP common units or MGG common units for the second and third quarters of 2009 have not been declared or paid.

As of July 21, 2009, MMP had 66,953,879 outstanding common units. As of July 15, 2009, MMP common units were beneficially held by approximately 65,000 holders. MMP’s partnership agreement requires MMP to distribute all of its “available cash,” as defined in MMP’s partnership agreement, within 45 days after the end of each quarter. The payment of quarterly cash distributions by MMP following the simplification, therefore, will depend on the amount of “available cash” on hand at the end of each quarter.

As of July 21, 2009, MGG had 62,646,551 outstanding common units. As of July 15, 2009, MGG common units were beneficially held by approximately 19,400 holders. MGG’s partnership agreement requires MGG to distribute all of its “available cash,” as defined in MGG’s partnership agreement, within 50 days after the end of each quarter.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including, without limitation, the risk factors and other information contained in MMP’s Annual Report on Form 10-K for the year ended December 31, 2008, and the risk factors and other information contained in MGG’s Annual Report on Form 10-K for the year ended December 31, 2008, you should carefully consider the following risk factors in deciding whether to vote to approve the simplification agreement and the matters contemplated thereby, MMP’s amended and restated partnership agreement, the proposal to direct MGG, as the sole member of MMP’s general partner, to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG and to direct MMP’s general partner to implement all such matters, the contributions and the liquidation, as applicable. This joint proxy statement/prospectus also contains forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements” on page 76.

Risks Related to the Simplification and Related Matters

The market value of the consideration to MGG unitholders will be determined by the price of MMP common units, the value of which will decrease if the market value of MMP common units decreases, and MGG unitholders cannot be sure of the market value of MMP common units that will be issued.

Pursuant to the simplification agreement, MGG will receive approximately 39.6 million MMP common units as a result of the transformation, contributions and distributions. The aggregate market value of MMP common units that MGG unitholders will receive in the liquidation and redistribution will fluctuate with any changes in the trading price of MMP common units. This means there is no “price protection” mechanism contained in the simplification agreement that would adjust the number of MMP common units that MGG unitholders will receive based on any decreases in the trading price of MMP common units. If MMP common unit price decreases, the market value of the consideration received by MGG unitholders will also decrease. Consider the following example:

Example: Pursuant to the simplification agreement, MGG unitholders will receive 0.6325 MMP common units per MGG common unit, subject to receipt of cash in lieu of any fractional MMP common units. Based on the closing sales price of MMP common units on March 3, 2009 of $28.37 per unit, the market value of the total MMP common units in the aggregate to be received by MGG unitholders would be approximately $1.1 billion. If the trading price for MMP common units decreased 10% from $28.37 to $25.53, then the market value of the total MMP common units in the aggregate to be received by MGG unitholders would be approximately $1.0 billion.

Accordingly, there is a risk that the 25% premium estimated by the MGG Conflicts Committee to exist at the date the simplification agreement was executed will not be realized by MGG unitholders at the time the simplification is completed. MMP common unit price changes may result from a variety of factors, including general market and economic conditions, changes in its business, operations and prospects, and regulatory considerations. Many of these factors are beyond MMP’s control. For historical prices of MGG common units and MMP common units, please read “Market Prices and Distribution Information.”

The directors and executive officers of MGG’s general partner and MMP’s general partner may have interests that differ from your interests.

Certain directors and executive officers of MGG’s general partner are also directors and executive officers of MMP’s general partner. Messrs. Wellendorf and Eilers serve as members of both the board of MGG’s general partner and the board of MMP’s general partner. Mr. Wellendorf is the President and Chief Executive Officer of both MGG’s general partner and MMP’s general partner. Lonny E. Townsend is the Senior Vice President, General Counsel, Secretary and Compliance and Ethics Officer of MGG’s general partner. Mr. Townsend is also the Senior Vice President, General Counsel, Assistant Secretary and Compliance and Ethics Officer of MMP’s general partner. John D. Chandler is the Senior Vice President and Chief Financial Officer and Treasurer of both MGG’s general partner and MMP’s general partner.

In considering the recommendation of the MMP Conflicts Committee or the MGG Conflicts Committee, as applicable, to approve the simplification agreement and the matters contemplated thereby, you should consider that the executive officers and directors of MGG’s general partner and MMP’s general partner have interests that differ from, or are in addition to, their interests as MGG unitholders or MMP unitholders generally. These interests include:

•

Some members of senior management currently own MGG common units and will be receiving MMP common units as a result of the simplification. Senior management of the general partners of MMP and MGG prepared projections with respect to MMP’s future financial and operating performance on a stand-alone basis and on a combined basis. These projections were provided to TudorPickering and Lazard in connection with their independent financial analyses and in the preparation of their fairness opinions.

•	Certain members of MGG’s general partner’s board being members of MMP’s general partner’s board and certain officers of MGG’s general partner being officers of MMP’s general partner;

•	All of the MGG deferred phantom common units held by certain members of MGG’s general partner’s board will be transformed into MMP deferred phantom common units;

•

The simplification agreement provides for indemnification by MMP of each person who was, as of the date of the simplification agreement, or is at any time from the date of the simplification agreement through the effective date an “Indemnitee” under the existing MGG partnership agreement as if MMP were the original obligor thereunder and for the maintenance of directors’ and officers’ liability insurance covering directors and executive officers of MGG’s general partner for a period of six years following the dissolution of MGG; and

•

Certain of MGG’s general partner’s directors and all of MGG’s general partner’s executive officers are currently directors and executive officers of MMP’s general partner, respectively, and will remain directors and executive officers of MMP’s general partner following the simplification.

The right of a MGG unitholder to distributions will be changed following the simplification.

Under MMP’s current partnership agreement, MGG is entitled to receive approximately 2% of all distributions made by MMP and increasing percentages, up to a maximum of 48%, of any incremental cash distributed by MMP for limited partner units as certain target distribution levels are reached in excess of $0.28875 per MMP unit in any quarter. After the simplification, the former MGG unitholders as a group will be entitled to receive approximately 37.2% of all distributions made by MMP. As a result of this change, the distributions received by the former unitholders of MGG could be significantly different. If distributions from MMP were to increase significantly, the distributions to the former MGG unitholders would be significantly less than they would be if the current structure was not changed. On the other hand, if distributions from MMP were to decrease significantly, the distributions to the former MGG unitholders would be significantly more than they would be if the current structure was not changed.

The matters contemplated by the simplification agreement may not be completed even if the requisite MGG unitholder and MMP unitholder approvals are obtained, in which case the partnership agreement of MMP will not be amended and restated as proposed.

The simplification agreement contains conditions that, if not satisfied or waived, would result in the simplification not occurring, even though MGG unitholders and MMP unitholders may have voted in favor of the simplification agreement and related matters. In addition, MGG and MMP can agree not to complete the simplification even if all unitholder approvals have been received. The closing conditions to the simplification may not be satisfied, and MGG or MMP may choose not to waive any unsatisfied condition, which may cause the simplification not to occur. If the simplification does not occur, the MMP partnership agreement will not be amended and restated as proposed in this joint proxy statement/prospectus.

While the simplification agreement is in effect, MGG’s opportunities to enter into different business combination transactions with other parties on more favorable terms may be limited, and both MGG and MMP may be limited in their ability to pursue other attractive business opportunities.

While the simplification agreement is in effect, MGG is prohibited from initiating, soliciting or knowingly encouraging the submission of any acquisition proposal or from participating in any discussions or negotiations regarding any acquisition proposal, subject to certain exceptions. As a result of these provisions in the simplification agreement, MGG’s opportunities to enter into more favorable transactions may be limited. Likewise, if MGG were to sell directly to a third party, it might have received more value with respect to the general partner interest in MMP and the incentive distribution rights in MMP based on the value of the business at such time.

Both MGG and MMP have also agreed to refrain from taking certain actions with respect to their businesses and financial affairs pending completion of the simplification or termination of the simplification agreement. These restrictions could be in effect for an extended period of time if completion of the simplification is delayed. These limitations do not preclude MMP from conducting its business in the ordinary or usual course or from acquiring assets or businesses so long as such activity does not materially affect MMP’s or MGG’s ability to complete the matters contemplated by the simplification agreement. For a detailed discussion of these restrictions, please read “The Simplification Agreement—Actions Pending Completion of the Simplification” beginning on page 92.

In addition to the economic costs associated with pursuing the simplification, MGG’s general partner’s management and MMP’s general partner’s management will continue to devote substantial time and other human resources to the proposed simplification, which could limit MGG’s and MMP’s ability to pursue other attractive business opportunities, including potential joint ventures, stand-alone projects and other transactions. If either MGG or MMP is unable to pursue such other attractive business opportunities, then its growth prospects and the long-term strategic position of its business and MMP’s business following the simplification could be adversely affected.

Existing MMP unitholders will be diluted by the simplification and will have reduced voting power.

The simplification will dilute the ownership position of the existing MMP unitholders. After the simplification, the existing MMP unitholders will have reduced voting power. Pursuant to the simplification agreement, MGG unitholders will receive approximately 39.6 million MMP common units as a result of the simplification. Immediately following the liquidation and redistribution, MMP will be owned approximately 62.8% by its current unitholders and approximately 37.2% by former MGG unitholders.

The number of outstanding MMP common units will increase as a result of the simplification, which could make it more difficult to pay the current level of quarterly distributions.

As of July 21, 2009, there were approximately 67.0 million MMP common units outstanding. MMP will issue approximately 39.6 million MMP common units in connection with the simplification. Accordingly, the dollar amount required to pay the current per unit quarterly distributions will increase, which will increase the likelihood that MMP will not have sufficient funds to pay the current level of quarterly distributions to all MMP common unitholders. Using the amount of $0.71 per MMP common unit paid with respect to the first quarter of 2009, the cash distribution paid to MMP unitholders totaled $47.5 million, resulting in a distribution of $23.5 million to the general partner for its general partner interest and incentive distribution rights. Therefore, MMP’s combined total distribution paid with respect to the first quarter of 2009 was $71.0 million. Pursuant to the simplification agreement, MGG unitholders will receive approximately 39.6 million MMP common units as a result of the simplification. The combined pro forma MMP distribution with respect to the first quarter of 2009, had the simplification been completed prior to such distribution, would result in $0.71 per unit being distributed on approximately 106.6 million MMP common units, or a total of $75.7 million, with the general partner no longer receiving any distributions. As a result, MMP will be required to distribute an additional $4.7 million per quarter in order to maintain the distribution level of $0.71 per MMP common unit paid with respect to the first quarter of 2009.

Although the elimination of the incentive distribution rights may increase the cash available for distribution to MMP common units in the future, this source of funds may not be sufficient to meet the overall increase in cash required to maintain the current level of quarterly distributions to holders of MMP common units.

Failure to complete the simplification or delays in completing the simplification could negatively impact MMP common unit prices and MGG common unit prices and future business and operations.

If the simplification is not completed for any reason, MMP and MGG may be subject to a number of material risks, including the following:

•	MMP will not realize the benefits expected from the simplification, including a potentially enhanced financial and competitive position;

•

the price of MMP common units or MGG common units may decline to the extent that the current market price of these securities reflects a market assumption that the simplification will be completed; and

•	some costs relating to the simplification, such as certain investment banking fees and legal and accounting fees, must be paid even if the simplification is not completed.

The costs of the simplification could adversely affect MMP’s operations and cash flows available for distribution to its unitholders.

MMP and MGG estimate the total costs of the simplification to be approximately $13.4 million, primarily consisting of investment banking and legal advisors’ fees, accounting fees, financial printing and other related costs. These costs could adversely affect MMP’s operations and cash flows available for distributions to its unitholders. In addition, the foregoing estimate is preliminary and is subject to change.

If the simplification agreement were terminated, MGG may be obligated to re-pay MMP for costs incurred related to the simplification and related steps. These costs could require MGG to seek loans or use MGG’s available cash that would have otherwise been available for distributions.

Upon termination of the simplification agreement, and depending upon the circumstances leading to that termination, MGG could be responsible for reimbursing MMP for simplification related expenses that MMP has paid on MGG’s behalf. Under certain circumstances, MGG may also be required to reimburse MMP for its reasonable expenses. For a detailed discussion of the various circumstances leading to a reimbursement of expenses, please read “The Simplification Agreement—Expenses” beginning on page 104.

MGG’s only source of cash is its distributions received from MMP. If the simplification agreement is terminated, the expense reimbursements required by MGG under the simplification agreement may require MGG to seek loans, borrow amounts under its revolving credit facility or use cash received from its distributions from MMP to repay these expenses. In either case, reimbursement of these costs could reduce the cash MGG has available to make its quarterly distribution.

MMP’s amended and restated partnership agreement that will be in effect following the simplification limits the ability of MMP’s general partner to withdraw as general partner of MMP and limits the ability of MMP’s unitholders to remove MMP’s general partner.

Under MMP’s amended and restated partnership agreement, to the fullest extent permitted by law, MMP’s general partner may not withdraw as general partner of MMP at any time for any reason except in the event that the general partner has transferred all of its general partner interest in MMP in accordance with MMP’s amended and restated partnership agreement. In addition, MMP’s general partner may not be removed unless the removal is approved by the vote of the holders of 100% of the outstanding units, including units held by MMP’s general partner and its affiliates, and MMP receives an opinion of counsel regarding limited liability and tax matters. Any removal of MMP’s general partner is also subject to the approval of a successor general partner by the vote of the holders of 100% of MMP’s outstanding units.

Tax Risks Related to the Simplification

In addition to reading the following risk factors, you should read “Material Federal Income Tax Consequences of the Simplification” beginning on page 116 and “Federal Income Taxation of MMP and Its Unitholders” beginning on page 121 for a more complete discussion of the expected material federal income tax consequences of the transformation and of owning and disposing of MMP common units received in the simplification.

No ruling has been obtained with respect to the tax consequences of the simplification.

No ruling has been or will be requested from the Internal Revenue Service, or IRS, with respect to the tax consequences of the simplification. Instead, MMP and MGG are relying on the opinions of their respective counsel as to the tax consequences of the simplification, and counsel’s conclusions may not be sustained if challenged by the IRS. Please Read “Material Federal Income Tax Consequences of the Simplification.”

The intended tax consequences of the simplification are dependent upon each of MMP and MGG being treated as a partnership for tax purposes.

The treatment of the simplification as nontaxable to MMP unitholders and MGG unitholders is dependent upon each of MMP and MGG being treated as a partnership for federal income tax purposes. If either MMP or MGG were treated as a corporation for federal income tax purposes, the consequences of the simplification would be materially different and would be taxable to an MGG unitholder.

The tax treatment of the simplification could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The federal income tax consequences of the simplification depend in some instances on determinations of fact and interpretations of complex provisions of federal income tax law. The federal income tax rules are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to Treasury regulations and other modifications and interpretations. The IRS pays close attention to the proper application of tax laws to partnerships. The present federal income tax consequences of the simplification to MMP unitholders and MGG unitholders may be modified by administrative, legislative or judicial interpretation at any time. Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively and could change the tax treatment of the simplification as nontaxable to MMP unitholders and MGG unitholders. For example, in response to recent public offerings of interests in the management operations of private equity funds and hedge funds, members of Congress have considered substantive changes to the definition of qualifying income under Section 7704 of the Internal Revenue Code which could change the characterization of certain types of income received from partnerships. In particular, one proposal re-characterizes certain income and gain received with respect to “investment service partnership interests” as ordinary income for the performance of services, which may not be treated as qualifying income for publicly traded partnerships. As such proposal is currently interpreted, a significant portion of MGG’s interest in MMP may be viewed as an investment service partnership interest. Moreover, the same proposal could result in the simplification being treated as a taxable exchange to a holder of MGG common units or change the tax treatment of future sales of MGG common units in the event that the simplification is not completed. We are unable to predict whether this proposed legislation or any other proposals will ultimately be enacted, and if so, whether any such proposed legislation would be applied retroactively.

Tax Risks to the Holders of MGG Common Units

An MGG unitholder may recognize taxable income as a result of receiving cash in lieu of fractional shares or as a result of the assumption or payment of liabilities of MGG.

Although it is anticipated that no gain or loss should be recognized by an MGG unitholder as a result of the simplification, (i) any gain resulting from the sale of MMP common units in lieu of distributing any fractional MMP common units and (ii) income and gain, if any, resulting from the assumption or payment of liabilities of MGG or its subsidiaries by MMP, may result in an MGG unitholder recognizing taxable income. Please read “Material Federal Income Tax Consequences of the Simplification.”

Tax Risks to Existing MMP Unitholders

An existing MMP unitholder may be required to recognize gain as a result of the decrease in his allocable share of MMP nonrecourse liabilities as a result of the simplification.

As a result of the simplification, the allocable shares of nonrecourse liabilities allocated to the existing MMP unitholders will be recalculated to take into account MMP common units issued by MMP in the transformation. If an existing MMP unitholder experiences a reduction in MMP unitholder’s share of nonrecourse liabilities as a result of the transformation, a “reducing debt shift,” such MMP unitholders will be deemed to have received a cash distribution equal to the amount of the reduction. A reduction in an MMP unitholder’s share of liabilities will result in a corresponding basis reduction in an MMP unitholder’s common units. A reducing debt shift and the resulting deemed cash distribution may, under certain circumstances, result in the recognition of taxable gain by an MMP unitholder. If the reduction in an MMP unitholder’s share of nonrecourse liabilities and the resulting deemed cash distribution exceeds such MMP unitholder’s common unit basis, such MMP unitholder would recognize gain in an amount equal to such excess. Although MMP has not received an opinion with respect to the shift of nonrecourse liabilities, MMP does not expect that any constructive cash distribution will exceed an existing unitholder’s tax basis in his MMP common units. Please read “Material Federal Income Tax Consequences of the Simplification—Tax Consequences of the Transformation, Distributions and Contributions to Existing MMP Common Unitholders.”

MMP estimates that the transformation will result in an increase in the amount of net income (or decrease in the amount of net loss) allocable to all of the existing MMP unitholders for the period from January 1, 2009 through December 31, 2010 (the “Projection Period”).

MMP estimates that the effectiveness of the simplification will result in an increase in the amount of net income (or decrease in the amount of net loss) allocable to all of the existing MMP unitholders for the Projection Period. In addition, the federal income tax liability of an existing MMP unitholder could be increased during the Projection Period if MMP makes a future offering of MMP common units and uses the proceeds of the offering in a manner that does not produce substantial additional deductions during the Projection Period, such as to repay indebtedness currently outstanding or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate currently applicable to MMP’s assets. Please read “Material Federal Income Tax Consequences of the Simplification—Tax Consequences of the Transformation, Distributions and Contributions to Existing MMP Common Unitholders.”

SPECIAL FACTORS

Background of the Simplification

Since early 2008, the senior management of MMP and MGG (“senior management”), the board of directors of the general partner of MMP and the board of directors of the general partner of MGG have been independently considering and evaluating strategic alternatives to enhance long-term value to both MMP’s unitholders and MGG’s unitholders. The strategic alternatives included those focused on improving the competitive position of MMP by reducing its cost of equity capital and enhancing the long-term growth prospects for MMP, which could benefit both MMP’s unitholders and MGG’s unitholders. At such time, MMP believed that its cost of equity capital was high in comparison to its peer master limited partnerships. Because MMP was at the time (and currently is) in the highest tier of its IDR structure, if MMP were to increase its distribution to its existing limited partners, MMP’s general partner would be entitled to approximately 50% of any incremental distributions made by MMP even though it owns only an approximate 2% interest in MMP. When MMP is competing for acquisitions with its competitors, in order to make the acquisition accretive to its limited partners, MMP must overcome the fact that its general partner, when compared to other master limited partnerships, is in many cases entitled to a more significant percentage of the distributable cash flow generated by the acquired asset. Accordingly, by eliminating the competitive disadvantages associated with the IDRs, MMP believed it would be more likely to make accretive acquisitions and improve its long-term distribution growth prospects as a consequence.

To further the consideration of such potential strategic alternatives and to manage the potential conflicts of interest of senior management and certain directors who are directors and/or officers of both MMP and MGG, the board of directors of the general partner of MMP, on April 1, 2008, authorized and directed the MMP Conflicts Committee composed of James R. Montague, George A. O’Brien, Jr. and John P. DesBarres, to, among other things, (i) determine whether a potential transaction involving the purchase by MMP of the equity of MGG was in the best interest of MMP, (ii) negotiate such an acquisition, and (iii) make a recommendation to the board of directors of the general partner of MMP with respect to such an acquisition.

In early April 2008, senior management was approached by an investment banker concerning the potential interest of an unrelated publicly traded master limited partnership (the “Interested Party”). The Interested Party informally expressed an interest in merging both MMP and MGG with the Interested Party.

On April 8, 2008, senior management provided a presentation to the MMP Conflicts Committee concerning a proposed acquisition of MGG. The acquisition would eliminate the IDRs and general partner interest. Those rights currently are owned by MGG and entitle MGG to approximately 50% of any incremental distribution increases or decreases that MMP makes to its current unitholders based upon MMP’s distribution levels at such time. Senior management stated that an acquisition of MGG could be in the best interest of MMP because: (a) the liquidity in the marketplace for public general partner entities was currently limited, (b) the spread between the yield on MMP’s equity and MGG’s equity currently made such an acquisition feasible, (c) MMP had significant debt capacity, and (d) the elimination of MMP’s IDRs would decrease MMP’s incremental cost of any newly issued limited partner capital. As of April 8, 2008, senior management projected that the yields based upon the projected 2009 distributable cash flow per unit divided by the market price of those units (assuming MMP and MGG distributed all cash flow and did not hold any reserves) would be 7.8% for MMP common units and 8.2% for MGG common units. This meant that MMP’s unit price relative to its projected 2009 distributable cash flow was stronger than MGG’s unit price relative to its 2009 distributable cash flow, thereby making it feasible through an exchange of units to combine MMP with MGG and potentially offer a premium to MGG unitholders. Furthermore, at that time, senior management believed MMP could issue reasonably priced debt and offer a combined cash and equity exchange offer for MGG common units versus a 100% equity exchange offer.

On the downside, senior management noted that an acquisition of MGG (a) would increase MMP’s leverage if debt was used in such acquisition, and (b) would result in MMP buying its general partner which before this transaction would receive a disproportionate share of any decrease in distributions because of the incentive distribution rights, thereby increasing the downside risks to MMP of any future negative impacts to MMP’s business. Because MMP was in the highest tier of its IDR structure at that time, if MMP reduced its distribution to the existing MMP unitholders, the amount distributed to MMP’s general partner would also be reduced by approximately 50% of the total distribution reduction made by MMP. By eliminating the IDRs, the full impact of a distribution reduction by MMP would be borne by MMP’s limited partners. The MMP Conflicts Committee also considered other potential uses for MMP’s cash.

At this meeting, the MMP Conflicts Committee was informed by senior management about the Interested Party’s expression of preliminary interest in merging MMP and MGG with the Interested Party. Senior management explained that this expression of interest was brought to senior management’s attention by an investment banker and that, as of that date, no information had been exchanged between senior management and the Interested Party. Senior management did not provide to the MMP Conflicts Committee any economic assessment of a potential combination but did briefly describe the key business activities of the Interested Party. Senior management explained that it would keep the MMP Conflicts Committee informed if the expression of interest developed into more substantive discussions. Following the presentation by senior management, the MMP Conflicts Committee met with Richards, Layton & Finger, P.A. (“Richards Layton”) to discuss the process required to complete an acquisition of MGG by MMP, the legal duties and obligations of the MMP Conflicts Committee members (in particular, the fiduciary duties of the MMP Conflicts Committee members under Delaware law, as modified by MMP’s partnership agreement, and the obligation of the MMP Conflicts Committee members to evaluate any potential transaction from the perspective of MMP and the public unitholders of MMP) and possible implications of the Interested Party’s expression of interest. The MMP Conflicts Committee also formally engaged Richards Layton to act as the MMP Conflicts Committee’s legal counsel.

On April 9, 2008, the CEO met with the MGG Conflicts Committee, composed of Walter R. Arnheim, Robert G. Croyle and James C. Kempner, to inform it that senior management had met with the MMP Conflicts Committee the day before and had given them information to help analyze making a possible offer to buy MGG. The CEO also informed the MGG Conflicts Committee about the Interested Party’s expression of preliminary interest in acquiring MMP and MGG.

Because of the potential conflicts related to the consideration of strategic alternatives referred to above, on April 10, 2008, the board of directors of the general partner of MGG delegated consideration of the potential MMP acquisition proposal to the MGG Conflicts Committee. The MGG Conflicts Committee was given the power to, among other things, (i) review, evaluate, investigate and negotiate the terms and conditions of an MMP proposal; (ii) solicit third parties with respect to alternative transactions; (iii) evaluate any offers received in response to such solicitations; (iv) consider and analyze whether any counteroffer would be appropriate; (v) review and comment on any confidentiality or standstill agreements prepared for an MMP proposal or any alternative transaction; (vi) determine whether an MMP proposal or any alternative transaction was advisable and in the best interests of MGG and its public unitholders; and (vii) if applicable and as appropriate, make a recommendation to the Board with respect to an MMP proposal or any alternative transaction. On April 17, 2008, the MGG Conflicts Committee interviewed law firms and retained Morris, Nichols, Arsht & Tunnell LLP (“Morris Nichols”) as legal counsel to the MGG Conflicts Committee.

On April 10, 2008, the MMP Conflicts Committee interviewed TudorPickering, resolved to engage TudorPickering to act as its financial advisor and authorized its chairman to finalize the fee arrangement and engagement letter with TudorPickering.

From April 21, 2008 and through May 2, 2008, TudorPickering met numerous times with certain members of senior management to learn about MMP’s business, including senior management’s projections for MMP’s business.

On April 25, 2008, the MMP Conflicts Committee met to discuss the effect that a potential offer by the Interested Party to acquire MMP and its affiliates would have on the acquisition of MGG that the MMP Conflicts

Committee was in the process of considering. The MMP Conflicts Committee and Richards Layton discussed the implications of the talks between senior management and the Interested Party on the proposed acquisition of MGG by MMP, although that discussion was limited because of the apparent preliminary nature of the Interested Party’s expression of interest. The MMP Conflicts Committee concluded that it should treat any offer received from the Interested Party to acquire MMP and its affiliates as a potential alternative to the acquisition of MGG.

On May 2, 2008, the MMP Conflicts Committee met to analyze and discuss various aspects of the proposed acquisition of MGG. At this meeting, after hearing a presentation from TudorPickering, the MMP Conflicts Committee discussed various potential benefits of the proposed acquisition of MGG. The potential benefits discussed included the elimination of the incentive distribution rights, improved marginal economics to common unitholders, a better alignment of management and common unitholder incentives, a simplified ownership and governance structure, and improved investor and rating agency perceptions of MMP. The MMP Conflicts Committee also discussed senior management’s financial projections and TudorPickering’s preliminary financial analysis. This discussion focused on the amount of accretion and dilution to the common unitholders of MMP under the base case, upside case, and downside case financial projections. The MMP Conflicts Committee also discussed potential alternatives to the proposed acquisition of MGG. The two potential alternatives discussed at the May 2, 2008 meeting were (i) attempting to negotiate a cap on the amounts to be paid on the incentive distribution rights and (ii) attempting to negotiate an adjustment to the triggers for payment on the incentive distribution rights. The MMP Conflicts Committee considered these alternatives from the point of view of the public common unitholders of MMP. The MMP Conflicts Committee also discussed the risk that a third party may be led to believe that the board of directors of MMP’s general partner had decided that MMP was for sale because of a potential offer by MMP to acquire MGG, but concluded that the harm that could be caused by such a misperception was likely low. The MMP Conflicts Committee also discussed whether any potential strategic rationale existed for the discussions between senior management and the Interested Party. The MMP Conflicts Committee did not reach any conclusion as to any potential transaction, but rather resolved to continue its analysis further over the coming weeks.

On May 7, 2008, the MMP Conflicts Committee met to consider the proposed acquisition of MGG. TudorPickering made a presentation to the MMP Conflicts Committee that contained similar preliminary financial analyses to those reviewed at the May 2, 2008 meeting, but that TudorPickering had updated to include additional information provided by the MMP Conflicts Committee at the May 2, 2008 meeting. TudorPickering also discussed other strategic parties that potentially might be interested in MGG, perhaps in combination with MMP, and the potential mix of cash and/or equity that the MMP Conflicts Committee might consider in an offer to acquire MGG. The MMP Conflicts Committee considered recommending to the board of directors of the general partner of MMP that it make an initial proposal to purchase MGG for $27.00 per MGG common unit, to be paid 70% in equity of MMP and 30% in cash. The MMP Conflicts Committee again discussed process issues with Richards Layton, and determined that the chairman of the MMP Conflicts Committee should discuss with the chairman of the board of directors of the general partner of MMP, whether the board of directors of the general partner of MMP would delegate to the MMP Conflicts Committee all of the authority to acquire MGG on behalf of MMP.

On May 9, 2008, by unanimous written consent, the board of directors of the general partner of MMP authorized and directed the MMP Conflicts Committee to, among other things, (i) consider and analyze a potential transaction involving the purchase of MGG, (ii) make proposals to MGG with respect to such an acquisition, (iii) negotiate such an acquisition, and (iv) if applicable, exercise the full authority of the board of directors of the general partner of MMP with respect to the approval of such an acquisition.

On May 11, 2008, the MGG Conflicts Committee met to discuss retaining a financial advisor to advise the MGG Conflicts Committee in connection with a potential transaction with MMP. At the meeting, several financial advisors were discussed as available options for the MGG Conflicts Committee.

On May 12, 2008, the MMP Conflicts Committee met to discuss a possible proposal to purchase MGG. TudorPickering presented updated preliminary financial analyses of the potential acquisition. The MMP

Conflicts Committee discussed, among other things, the appropriate price for an offer, the offer price’s impact on accretion and dilution, the impact of leverage on MMP’s business, the market’s potential reaction and the MMP Conflicts Committee’s optimal negotiation strategy. The MMP Conflicts Committee determined that it would offer to purchase MGG at a price of $27.75 per MGG common unit, with 30% of the consideration to be paid in cash and 70% of the consideration to be paid in MMP common units. The MMP Conflicts Committee directed its chairman to contact the chairman of the MGG Conflicts Committee to convey the offer.

Later on May 12, 2008, the chairman of the MMP Conflicts Committee discussed the acquisition of MGG with the chairman of the MGG Conflicts Committee and proposed that MMP acquire the equity of MGG for $27.75 per MGG common unit, with the consideration paid 30% in cash and 70% in MMP common units, subject to the negotiation of appropriate documentation. At the time, the proposal represented approximately a 12.2% premium above the closing price of MGG common units on May 9, 2008. The MGG Conflicts Committee chairman was informed that this proposal represented a full priced offer from the MMP Conflicts Committee’s point of view.

The MGG Conflicts Committee met with senior management on May 14, 2008, to discuss MMP’s offer and the potential retention of a financial advisor.

On May 14, 2008, the MMP Conflicts Committee determined that, in light of the full delegation of authority to negotiate the acquisition of MGG by the board of directors of the general partner of MMP, the MMP Conflicts Committee should consult with Vinson & Elkins L.L.P. (“Vinson & Elkins”), counsel to MMP, with respect to the numerous non-Delaware law issues relating to a potential acquisition of MGG. Later that day, the MMP Conflicts Committee met to discuss various transactional issues and potential deal protection measures that MMP could take in connection with the acquisition offer. Included in this discussion was the consideration of (i) whether MMP would need a unitholder vote to approve the acquisition, and (ii) whether deal protection measures (including termination fees, escrows, options to acquire MGG equity, voting trusts, equity appreciation rights, amendments to various control rights held by MGG and options to acquire the equity in the general partner of MGG) were appropriate for the proposed acquisition of MGG.

Also on May 14, 2008, the MGG Conflicts Committee contacted the MMP Conflicts Committee and requested that the MMP Conflicts Committee provide the MGG Conflicts Committee with a written proposal of the terms for the proposed acquisition. In response, the MMP Conflicts Committee set forth its proposal in a letter and sent the letter to the MGG Conflicts Committee on May 16, 2008.

On May 16, 2008, the MGG Conflicts Committee met with two financial advisors, each of whom made presentations with respect to representing the MGG Conflicts Committee. Representatives of each financial advisor described, among other things, their expertise involving similar acquisitions, the process that they would engage in as financial advisor, their initial impressions of the proposed acquisition and their proposed fee structure. Based on the presentations, the MGG Conflicts Committee directed Morris Nichols to confirm that the MMP Conflicts Committee understood that the MGG Conflicts Committee would need to test the market prior to entry into an agreement with MMP. On that same day, Morris Nichols contacted Richards Layton to discuss the MGG Conflicts Committee’s ability to shop MMP offer. Morris Nichols expressed the view that, in connection with the acquisition, the MGG Conflicts Committee would need to effectively test the market for an alternative transaction. Richards Layton stated that the MMP Conflicts Committee understood the need of the MGG Conflicts Committee to test the market and believed that an effective market check could be conducted by the MGG Conflicts Committee on a post-signing basis.

On May 19, 2008, the MMP Conflicts Committee met to discuss the issues relating to providing access to confidential information of MMP. The MMP Conflicts Committee determined that because MMP was not for sale (i) it would only make an offer to acquire MGG that provided for an ability for MGG to check for other offers after it had signed an agreement with MMP, (ii) it would only allow third parties access to MMP’s confidential information if the third party signed a confidentiality agreement and a standstill agreement, and

(iii) it would only make an offer to acquire MGG where, during the market check period, MGG could not solicit other offers, but could passively respond to third party bids. The MMP Conflicts Committee noted that MGG, as an independent public company, had the right to sell itself, but that it was not in MMP’s interests to have MGG engage in such an active, pre-signing solicitation process with the benefit of having an acquisition proposal from MMP in hand.

Following the MMP Conflicts Committee meeting of May 19, 2008, Richards Layton and Morris Nichols discussed the terms on which the MMP Conflicts Committee would agree to allow MGG to test the market for a superior offer. Morris Nichols expressed the view that the MGG Conflicts Committee could not commit not to engage in a pre-signing market check period to solicit alternative proposals. Richards Layton reiterated the determinations made by the MMP Conflicts Committee and the rationale for such determinations.

The MGG Conflicts Committee met on May 20, 2008 to discuss MMP’s reluctance to leave its offer in place if MGG conducted a pre-signing market check. After the meeting, Madison Dearborn Partners, LLC (“Madison Dearborn”), a 7% beneficial owner of MGG and a beneficial owner of MGG’s general partner, made an information request of MGG as a potential acquirer of MGG. Madison Dearborn also had representatives on the board of directors of MMP’s general partner and MGG’s general partner. Such representatives recused themselves from all discussions related to the economics of any strategic alternatives that occurred at all meetings of the boards of directors of MMP’s general partner and MGG’s general partner.

On May 21, 2008, the MGG Conflicts Committee met with senior management to discuss MMP’s offer and its stance on a pre-signing market check with respect to the offer. The MGG Conflicts Committee discussed retaining one of the two financial advisors it had interviewed to help evaluate the options available for MGG, but agreed to wait until after hearing from the MMP Conflicts Committee about process issues before deciding whether to hire a financial advisor.

On May 23, 2008, Morris Nichols contacted Richards Layton to discuss MMP’s solicitation restrictions in its offer to purchase MGG. The MMP Conflicts Committee did not change its position with regard to the pre-signing market check, and Richards Layton informed Morris Nichols that MMP would withdraw its offer if the MGG Conflicts Committee insisted on its need to conduct a pre-signing market check. The MGG Conflicts Committee met again that day to discuss its concern with the conditions established by the MMP Conflicts Committee.

On May 27, 2008, the MGG Conflicts Committee met again to discuss MMP’s offer. The MGG Conflicts Committee reiterated its decision not to hire a financial advisor until it determined that it would have the flexibility to conduct a pre-signing market check. After further discussion, the MGG Conflicts Committee decided that, before hiring a financial advisor, it must clarify its ability to test the market before signing an agreement with MMP.

On May 22, 2008 and May 28, 2008, the MMP Conflicts Committee met to discuss how to advance negotiations for the acquisition of MGG in light of MGG’s desire for a pre-signing market check while MMP maintained, without withdrawing, its acquisition proposal. The MMP Conflicts Committee resolved that its chairman should speak with the chairman of the MGG Conflicts Committee to propose that a form of acquisition agreement be sent to the MGG Conflicts Committee in an attempt to advance the negotiations. Shortly after the May 28, 2008 meeting, the chairman of the MMP Conflicts Committee discussed the process issues with the chairman of the MGG Conflicts Committee and, as a result of such discussion, Vinson & Elkins and Richards Layton prepared and presented a draft acquisition agreement to the MGG Conflicts Committee on June 3, 2008.

On June 3, 2008, Vinson & Elkins and Richards Layton discussed the draft acquisition agreement with Morris Nichols. The draft acquisition agreement allowed MGG to actively shop for competing bids for MGG for a 45 day period beginning on the date the acquisition agreement was signed. The draft acquisition agreement also contemplated that, under certain circumstances, MGG would be able to enter into a transaction with a third party and terminate the acquisition agreement; however, in doing so it would have to pay a termination fee to MMP. In addition, for MGG to accept a competing proposal under certain circumstances, MGG, as the sole member of the general partner of MMP, would be required to amend the limited liability company agreement of MMP’s general partner to eliminate the right of the general partner of MMP to veto certain acquisitions of assets by MMP or certain mergers involving MMP. Morris Nichols contacted Richards Layton and Vinson & Elkins on June 4, 2008, to discuss the MGG Conflicts Committee’s concerns regarding the acquisition agreement’s deal-protection provisions. Richards Layton and Vinson & Elkins informed Morris Nichols that the MMP Conflicts Committee would not allow a pre-signing market check while its proposal remained outstanding. Morris Nichols also contacted the CEO who said that, if a solution to the impasse between the two committees could not be reached, he wanted senior management to have a meeting with both committees and their respective counsel to see if the parties could work through the issue.

The MGG Conflicts Committee met on June 9, 2008, to discuss the acquisition agreement. It discussed whether to hire a financial advisor prior to rejecting MMP’s proposal to forgo any pre-signing market check of MMP’s offer. It also decided that a meeting of both committees and senior management would not be fruitful until the MMP Conflicts Committee agreed that such a pre-signing market check was on the table for discussion.

On June 10, 2008, the MMP Conflicts Committee met to discuss the status of negotiations to acquire MGG. As the parties could not agree on the manner and timing of how a market check would be conducted for MGG, the MMP Conflicts Committee resolved that its chairman should propose a face-to-face meeting with the MGG Conflicts Committee to attempt to resolve the issues related to MGG’s request for a pre-signing market check. The MMP Conflicts Committee further resolved that if the MGG Conflicts Committee was not interested in having such a face-to-face meeting, then the MMP Conflicts Committee should withdraw the proposal previously made to acquire MGG.

In a telephone conversation later that day, the chairman for the MGG Conflicts Committee informed the chairman of the MMP Conflicts Committee that it had reviewed the acquisition agreement carefully and decided that it needed to preserve the ability to engage in a pre-signing market check with full access to all MMP data, subject to a reasonable confidentiality agreement. The MMP Conflicts Committee was further informed that a post-signing market check was insufficient from the MGG Conflicts Committee’s point of view. The MGG Conflicts Committee also told the MMP Conflicts Committee that the two sides were so far apart on the issue of a pre-signing market check that a face-to-face meeting would not be beneficial. Morris Nichols contacted Richards Layton and Vinson & Elkins to see if the MMP Conflicts Committee was willing to compromise on the pre-signing market check while maintaining MMP’s proposal to acquire MGG outstanding. Although Richards Layton and Vinson & Elkins suggested some concessions, these concessions did not address the MGG Conflicts Committee’s main concerns.

Later on June 10, 2008, in a letter addressed to the MGG Conflicts Committee, the MMP Conflicts Committee withdrew its proposal to acquire MGG.

Thereafter, given that there was no longer any active consideration of a strategic transaction with MGG, the MMP Conflicts Committee terminated its engagement of TudorPickering pursuant to the terms of the engagement letter.

On June 11, 2008, the CEO informed the boards of directors of the general partner of MMP and the general partner of MGG that on June 10, 2008, certain members of senior management, including the CEO, met with the CEO and CFO of the Interested Party. The Interested Party had asked for the meeting so it could present its thoughts on a possible transaction involving both MMP and MGG.

Also on June 11, 2008, the MGG Conflicts Committee met to discuss the withdrawal of MMP’s offer to purchase MGG. The MGG Conflicts Committee agreed that it had no further role to play unless another conflict arose during consideration of strategic alternatives or the board of directors of the general partner of MGG decided to delegate to the MGG Conflicts Committee the power to assess strategic alternatives.

On June 13, 2008, Madison Dearborn renewed its MGG information request that it previously had made on May 20, 2008. From mid-June 2008 through the end of October 2008, senior management responded to a series of due diligence requests and informational meetings with Madison Dearborn and/or consultants engaged by Madison Dearborn.

On June 19, 2008, the board of directors of the general partner of MMP met to discuss the expression of interest by the Interested Party regarding a potential transaction with MMP and MGG. Senior management reported that the expression of interest and discussions relating thereto were in the very preliminary stages and that no confidential information had been exchanged among the parties. In order for the board of directors of the general partner of MMP to more fully understand the merits of considering a possible transaction with the Interested Party, senior management made a presentation and led a discussion regarding (i) the state of MMP’s business, (ii) potential organic growth projects and opportunities for MMP, (iii) potential asset acquisitions by MMP, (iv) potential business combinations in the master limited partnership space and the drivers relating thereto, (v) MMP as a potential acquiror in possible business combinations, (vi) MMP as a potential target in possible business combinations, (vii) the valuation of MMP and MGG under the management forecast as well as under upside scenarios and downside scenarios, (viii) factors relating to a possible business combination with the Interested Party, including distributable cash flow yield, synergies and cost savings, incentive distribution rights, future cash flow growth rates and the relative size of the companies involved, (ix) an overview of the Interested Party, (x) potential benefits of a business combination with the Interested Party, and (xi) an analysis and discussion of the rationale, structure, financial impact and valuation aspects of a potential business combination among MMP, MGG and the Interested Party. The board of directors of the general partner of MMP determined based on the analysis provided by senior management, including the board’s view of relative distributable cash flow yields, cash flow stability and asset diversification, that there was some potential that a transaction of interest to MMP and the Interested Party could be developed. Accordingly, the board decided that it was appropriate to facilitate an exchange of information so that the Interested Party and the board could develop a more definitive position concerning their interest in a possible combination. Following this discussion, the board of directors of the general partner of MMP authorized senior management to enter into a confidentiality agreement with the Interested Party for the purpose of exchanging confidential information with the Interested Party and evaluating a potential business combination between MMP and the Interested Party.

Also on June 19, 2008, senior management made a similar presentation to the board of directors of the general partner of MGG regarding the expression of interest by the Interested Party, and that board had a discussion similar to the discussion had by the board of directors of the general partner of MMP. Following this discussion, the board of directors of the general partner of MGG authorized senior management to enter into a confidentiality agreement with the Interested Party for the purpose of exchanging confidential information with the Interested Party and evaluating a potential business combination between MGG and the Interested Party.

On June 25, 2008, senior management, acting on behalf of MMP and MGG, executed a confidentiality agreement with the Interested Party with respect to the sharing of confidential information in considering a possible negotiated transaction. During the period from approximately June 25, 2008 through July 28, 2008, senior management responded to and made a series of due diligence requests related to the financial projections, operations and commercial prospects for MMP and the Interested Party, respectively.

On July 16, 2008, the boards of directors of the general partner of MMP and the general partner of MGG met to engage in a strategic planning and review session with senior management and to discuss and consider the updated 2008 business plan and the long-range plan for MMP. At this strategic planning and review meeting, senior management made a presentation regarding the long-range plan for MMP, including a discussion of the key assumptions, an overview of operating margins, financial projections, summary of cash flow and various distribution scenarios. Following the strategic planning and review meeting, a joint meeting of the board of directors of the general partner of MMP and the board of directors of the general partner of MGG was held in order for senior management to update the two boards on the discussions had to date with the Interested Party and to make a presentation analyzing a potential business combination among MMP, MGG and the Interested

Party. The presentation and analysis included a review of (i) the financial projections for MMP, MGG and the Interested Party under various assumptions, (ii) a review of the trading history of the units of MMP, MGG and the Interested Party, respectively, (iii) a financial overview of the Interested Party, (iv) an overview of a potential structure of a business combination among MMP, MGG and the Interested Party, (v) an analysis of potential accretion and dilution to MMP unitholders and MGG unitholders under various transaction scenarios, (vi) an analysis of returns to MMP unitholders and MGG unitholders under various scenarios, and (vii) a discussion of next steps with respect to the Interested Party. Based on the presentation of senior management and discussions relating thereto, the independent directors of the board of directors of the general partner of MMP expressed their preliminary view that a business combination with the Interested Party might be attractive to MMP unitholders at a price higher than $50 per MMP common unit.

On July 22, 2008, the CEO informed the boards of directors of the general partner of MMP and the general partner of MGG that certain members of senior management, including the CEO and the CFO, had met with certain members of the senior management of the Interested Party on July 21, 2008. The primary purpose of the meeting was to discuss certain due diligence matters related to the business of both MMP and the Interested Party.

On July 29, 2008, senior management received a written indication of interest from the Interested Party proposing a simultaneous merger of MMP and MGG with the Interested Party. In the proposed merger, MMP’s unitholders would receive common units of the Interested Party for common units they held in an amount representing a 15.1% premium at current market prices. MGG’s unitholders would receive cash and common units of the Interested Party, with MGG’s unitholders having some flexibility to choose the mix of cash and common units subject to a proration to achieve a 75% cash and 25% common units mix, in an amount representing a premium of 15.3% at current market prices.

On August 1, 2008, the board of directors of the general partner of MMP met to consider the written indication of interest received from the Interested Party. The board determined that the incremental per unit distributable cash flow provided to MMP under the terms of the indication of interest was inadequate, particularly in relation to the cash flow that the Interested Party would receive in the proposed transaction. At that meeting, the board of directors of the general partner of MMP agreed that (i) senior management would tell the Interested Party that the offer was not sufficient to recommend to the board of directors of the general partner of MMP, (ii) senior management would not suggest to the Interested Party an offer that it would recommend to the board of directors of the general partner of MMP, (iii) senior management would not indicate that MMP was for sale, and (iv) if another offer was received that senior management believed was compelling, it would discuss that offer with the board of directors of the general partner of MMP before having further discussions with the Interested Party. Also on August 1, 2008, the board of directors of the general partner of MGG met in a separate meeting to consider the written indication of interest received from the Interested Party. The board determined that the incremental per unit distributable cash flow provided to MGG under the terms of the indication of interest was inadequate, particularly in relation to the cash flow that the Interested Party would receive in the proposed transaction. At that meeting, the board of directors of the general partner of MGG agreed that senior management should tell the Interested Party that the offer was not sufficient to recommend to the board of directors of the general partner of MGG, but that the board of directors of the general partner of MGG would be willing to consider an improved offer if the offer was deemed reasonable by senior management.

On August 14, 2008, the MGG Conflicts Committee reconvened to discuss the Interested Party’s interest in purchasing both MMP and MGG. The board of directors of the general partner of MGG wanted the MGG Conflicts Committee to express its view on responding to the potential transaction with the Interested Party as well as address a possible proposal from MMP to purchase MGG. The MGG Conflicts Committee sought the authority to, among other matters, hire a financial advisor, conduct a valuation, and shop MGG if it believed that such a course was in the best interests of the unitholders. The resolutions charging the MGG Conflicts Committee were revised to give it those powers.

Also on August 14, 2008, the CEO called the CEO of the Interested Party to inform him that MMP had determined that the Interested Party’s proposal was not sufficient to warrant a response and that a higher value would be required before MMP and MGG would consider a proposal from the Interested Party.

On August 20, 2008, the CEO informed the MMP Conflicts Committee that the Interested Party was not willing to negotiate unless it received a counteroffer from MMP and MGG. The CEO suggested that the board of directors of the general partner of MMP meet to discuss a possible response to the Interested Party.

On August 25, 2008, the board of directors of the general partner of MGG met to consider the proposed resolution authorizing the MGG Conflicts Committee to retain an independent financial advisor, the merits of a potential business combination with the Interested Party, possible responses to the Interested Party’s expression of interest and the process for possible negotiations with the Interested Party. The chairman of the board of directors of the general partner of MGG explained that the proposed resolution had been revised to give the MGG Conflicts Committee authority to satisfy its due diligence requirements if an offer to acquire only MGG and not MMP was received. He noted that the proposed resolution would be redistributed for review and approval. In addition, at this meeting senior management provided an update to its long range plan assumptions, the impact of those changes to the implied value of MGG common units and the pro forma impact of a combination with the Interested Party. With respect to possible responses to the Interested Party’s expression of interest, senior management suggested a non-binding counteroffer be submitted in order to continue the negotiations with the Interested Party. The board of directors of the general partner of MGG asked for guidance from the MGG Conflicts Committee with respect to possible responses to the Interested Party’s expression of interest.

The MGG Conflicts Committee met on August 27, 2008, to discuss hiring a financial advisor to aid it in its strategic process, including addressing the possible negotiation with the Interested Party. The MGG Conflicts Committee agreed to hire Lazard, subject to negotiation of an engagement letter.

On August 30, 2008, the MGG Conflicts Committee met with senior management to discuss the strategic process it would undertake.

On September 2, 2008, the resolutions delegating authority to the MGG Conflicts Committee were revised to give it the authority to, among other matters, hire a financial advisor, conduct a valuation and investigate and possibly solicit third party offers for MGG if it believed that such a course was in the best interests of the MGG unitholders. The resolutions provided that if an offer to acquire MGG was received that was contingent on an acquisition of MMP, the MGG Conflicts Committee was to recommend a course of action to the full board of directors of the general partner of MGG.

On September 2, 2008, the MMP Conflicts Committee met to consider discussions between senior management and the Interested Party about a proposed business combination among MMP, MGG and the Interested Party. It was noted that the CEO had previously informed the board of directors of the general partner of MMP that the Interested Party had proposed a price for acquiring MMP, that the board had concluded that the price proposed by the Interested Party was not compelling enough for MMP to consider initiating a process for a possible sale of MMP and that the CEO believed that it was in MMP’s interest to have senior management continue negotiations with the Interested Party and to make a counter-proposal putting forward a price at which MMP would be interested in a business combination. The MMP Conflicts Committee discussed considerations regarding, among other things, the attractiveness of a sale transaction at that time to MMP’s unitholders, the process by which maximum value could be obtained in a sale of MMP, the merits of a sale transaction in which the Interested Party would be the acquiror, potential conflict of interests that may be present in a transaction in which an acquiror were to acquire both MMP and MGG, and the role of the MMP Conflicts Committee in a sale process. At the end of this discussion, the MMP Conflicts Committee determined that it should inform the CEO, in advance of a meeting of the board of directors of the general partner of MMP scheduled for September 8, 2008, that (i) senior management should present information and analyses substantiating the merits of pursuing a sale transaction with the Interested Party at such meeting and (ii) the members of the MMP Conflicts Committee currently were of the view that for various reasons, including the current state of uncertainty in the financial markets, no counter-proposal to the Interested Party should be made by MMP at that time.

The MGG Conflicts Committee met on September 4, 2008, to discuss its retention of Lazard as financial advisor to the MGG Conflicts Committee. At that time, senior management was also looking for guidance from the MGG Conflicts Committee as to how to respond to the Interested Party’s offer. However, the MGG Conflicts Committee agreed that it could not establish a protocol on how to respond until it first discussed the Interested Party’s offer with Lazard.

On September 8, 2008, the board of directors of the general partner of MMP met to consider the merits of a potential business combination with the Interested Party, possible responses to the Interested Party’s expression of interest, the process for possible negotiations with the Interested Party, a proposed board resolution to expand the authority of the MMP Conflicts Committee with respect to dealings with the Interested Party and other potential proposals for the acquisition of both MMP and MGG, and the potential acquisition of MGG by MMP. At this meeting, senior management provided an analysis that included a discussion of the long range plan for MMP, the estimated value of MMP under various assumptions, a discussion of certain financial data related to the Interested Party (including share price, Adjusted EBITDA, income and projected cash flow), a discussion of possible terms for an acquisition of MMP and MGG by the Interested Party, a projection of potential changes to distributable cash flow per unit to the unitholders of a new entity composed of MMP, MGG and the Interested Party under various assumptions, and a projection of the overall valuation of a new entity composed of MMP, MGG and the Interested Party under various assumptions. With respect to possible responses to the Interested Party’s expression of interest senior management suggested countering with a price of around $50 per MMP common unit in order to encourage further discussions. The board asked for guidance from the MMP Conflicts Committee with respect to possible responses to the Interested Party’s expression of interest.

On September 9, 2008, the MMP Conflicts Committee met to consider possible responses to the Interested Party’s expression of interest and related process issues. After extensive discussion and consideration, the MMP Conflicts Committee determined that the process to be employed should include, among other things, the following elements: (i) senior management could have discussions with the Interested Party, but no binding commitments as to MMP could be made given that any deal would require approval of the MMP Conflicts Committee and/or the board of directors of the general partner of MMP; and (ii) if the Interested Party were to react positively to a proposed price around $50 per MMP common unit or higher, then the MMP Conflicts Committee would engage a financial advisor and thoroughly analyze the merits of such a potential transaction and a sale process generally.

Also on September 9, 2008, the MGG Conflicts Committee formally retained Lazard as financial advisor. Senior management requested the MGG Conflicts Committee to authorize a response to the Interested Party’s offer. Senior management suggested countering with around $27 per MGG unit price, which represented a premium of around 41% above the closing price of MGG common units on September 10, 2008. In conversations throughout the day, the MGG Conflicts Committee discussed senior management’s plan to make a nonbinding counteroffer, and the MGG Conflicts Committee concluded that it should not make a counteroffer until after it discussed the Interested Party’s offer and other alternatives with Lazard.

On September 11, 2008, the MGG Conflicts Committee met to discuss senior management’s proposal to make a counteroffer to the Interested Party. Lazard advised against making a counteroffer because Lazard had yet to conduct its analysis of the transaction. The MGG Conflicts Committee agreed that MGG should not proceed with a counteroffer at that time.

On September 24, 2008, the CEO informed the chairman of the MMP Conflicts Committee in an email that he had dinner on September 18, 2008 with the CEO of the Interested Party. The CEO reported that the Interested Party was still interested in pursuing a potential acquisition of MMP and MGG. The CEO also suggested to the chairman of the MMP Conflicts Committee that at MMP’s then current price, a counteroffer to the Interested

Party that resulted in a $44.46 unit price for MMP would provide a 35% premium, as compared to the 33.4% premium represented by the $50 unit price for MMP at the time that price was recommended by senior management.

On September 25, 2008, the MGG Conflicts Committee met to hear an interim presentation from Lazard on the strategic alternatives available to MGG.

On September 26, 2008, the MMP Conflicts Committee met to consider further the analysis provided by senior management at the September 8, 2008 meeting of the board of directors of the general partner of MMP regarding certain alternative strategic options. After discussing and considering the pros and cons of the various strategic options, the MMP Conflicts Committee concluded that the uncertainty in the financial markets was not conducive to pursuing a potential business combination with the Interested Party at the time.

On October 2, 2008, the MMP Conflicts Committee met to consider further issues relating to strategic alternatives and senior management’s views with respect to such strategic alternatives. After initial discussion, the CEO was invited to the meeting. The MMP Conflicts Committee informed the CEO that it did not believe that pursuing a business combination with the Interested Party was an attractive option for MMP at that time but that pursuing a possible acquisition of all the equity interests in MGG was an attractive option for MMP. The CEO stated his belief that both the potential transaction with the Interested Party and the potential acquisition by MMP of MGG should be explored and considered simultaneously. After further discussion and consideration, the Committee expressed its general agreement for senior management to talk with the Interested Party regarding a proposed transaction provided that no commitments were made on behalf of MMP, the MMP Conflicts Committee or the board of directors of the general partner of the Partner with respect to any such transaction.

On October 6, 2008, the MGG Conflicts Committee met to hear Lazard’s formal presentation of the strategic options available to MGG and its valuation analysis. Lazard guided the MGG Conflicts Committee through its valuation analysis and explained the advantages and disadvantages of the various strategic options the MGG Conflicts Committee could pursue. At the conclusion of the meeting, the MGG Conflicts Committee decided that it would not recommend making a counteroffer to the Interested Party’s offer until it looked more closely at alternative transactions, such as a transaction with MMP.

On October 8, 2008, the board of directors of the general partner of MMP authorized and directed the MMP Conflicts Committee to, among other things, (i) consider and analyze a potential transaction involving the purchase of equity of MGG, (ii) make proposals to MGG with respect to such an acquisition, (iii) negotiate such an acquisition, (iv) if applicable, exercise the full authority of the Board with respect to the approval of such an acquisition, and (v) review, evaluate, investigate, and if applicable, make a recommendation to the board of directors of the general partner of MMP with respect to an offer from a third party to simultaneously purchase the equity of MMP and MGG.

On October 9, 2008, the MMP Conflicts Committee met to consider the steps to take in light of the October 8, 2008 delegation by the board of directors of the general partner of MMP to the MMP Conflicts Committee. The MMP Conflicts Committee resolved to re-engage TudorPickering as its financial advisor.

Following the meeting of October 9, 2008, the chairman of the MMP Conflicts Committee learned that Madison Dearborn had also informally reiterated its possible interest in purchasing MGG. The chairman of the MMP Conflicts Committee reported on this at a MMP Conflicts Committee meeting held on October 13, 2008.

On October 13, 2008, senior management met with Lazard to review Lazard’s analysis of the Interested Party’s potential acquisition of MMP and MGG, including potential values that could be included in a response to the Interested Party. At the conclusion of this meeting, the MGG Conflicts Committee joined the meeting briefly for a summary of the meeting. The MGG Conflicts Committee asked senior management to refrain from responding to the Interested Party until the MGG Conflicts Committee had a chance for further discussions with Lazard.

From October 9, 2008 and through October 20, 2008, TudorPickering met with certain members of senior management to gather updated information regarding MMP and MGG.

On October 17, 2008, the MGG Conflicts Committee met to again discuss Lazard’s analysis of MGG’s strategic alternatives. The discussion at the meeting focused on the Interested Party’s offer and a potential offer from MMP. The MGG Conflicts Committee determined that it would benefit the process if senior management refrained from responding to the Interested Party until Monday, October 20, 2008, and that Lazard should be involved in negotiations with the Interested Party if they occurred. After the meeting, Lazard discussed its analysis with senior management and gave senior management a copy of its presentation.

On October 20, 2008, TudorPickering made a presentation to the MMP Conflicts Committee containing updated preliminary financial analyses of a potential acquisition of MGG. The MMP Conflicts Committee directed TudorPickering to expand its financial analyses to include financial analyses reflecting an all equity acquisition at various hypothetical premiums.

Later on October 20, 2008, the MMP Conflicts Committee met to continue discussing a potential acquisition of MGG. TudorPickering presented an expanded preliminary financial analysis reflecting an all equity acquisition at various hypothetical premiums. The MMP Conflicts Committee resolved that an all equity offer with a low premium would be the most attractive approach from MMP’s perspective because economic conditions created an increasing risk to the future financial performance of MMP. The MMP Conflicts Committee then discussed process issues related to the acquisition, including the possibility that the MGG Conflicts Committee would insist on a pre-signing market check.

On October 22, 2008, the MMP Conflicts Committee met to discuss making an offer to acquire MGG. TudorPickering presented updated preliminary financial analyses of a potential acquisition of MGG. Also, the MMP Conflicts Committee discussed process issues related to the offer, including the logistics of making an offer to the MGG Conflicts Committee.

Later on October 22, 2008, the MMP Conflicts Committee and the MGG Conflicts Committee met at dinner to discuss the possible acquisition of MGG by MMP. The committees reviewed the proposed acquisition and determined that the committees’ respective financial advisors should meet to discuss an appropriate valuation for the acquisition.

On October 23, 2008, the MMP Conflicts Committee met to discuss the terms of the proposed acquisition of MGG. The MMP Conflicts Committee instructed TudorPickering to discuss its preliminary financial analyses of a potential acquisition of MGG with Lazard. The MMP Conflicts Committee instructed TudorPickering that TudorPickering was not authorized to make a formal offer or to accept an offer. However, the MMP Conflicts Committee directed TudorPickering to indicate to Lazard that the MMP Conflicts Committee preliminarily was considering an exchange ratio of 0.59 MMP common units for each MGG common unit.

On October 24, 2008, senior management sent a letter to the Interested Party enclosing a non-binding term sheet regarding potential simultaneous acquisitions by the Interested Party of both MMP and MGG in exchange for common units of the Interested Party.

During the week of October 27, 2008, TudorPickering and Lazard met several times to discuss the financial forecasts prepared by senior management and their respective preliminary financial analyses of a potential acquisition of MGG by MMP.

On October 30, 2008 and October 31, 2008, the MMP Conflicts Committee met three times to discuss the status of negotiations between senior management and the Interested Party with respect to a business combination involving MMP, MGG and the Interested Party. The MMP Conflicts Committee reviewed the non-binding term sheet that senior management had sent to the Interested Party on October 24, 2008. The MMP

Conflicts Committee also discussed the effect this offer might have on its negotiation with MGG, including the timing of such an offer, and its need to be kept informed of all discussions with the Interested Party in light of the negotiations between MMP and MGG. During the following month, the MMP Conflicts Committee communicated with senior management about its need to be included in any discussions with the Interested Party.

On November 3, 2008, the MMP Conflicts Committee met to discuss the specific terms of an offer to acquire MGG. The MMP Conflicts Committee reviewed preliminary financial analyses that TudorPickering had prepared to share with Lazard in connection with an offer that the MMP Conflicts Committee determined to make to acquire MGG. The MMP Conflicts Committee determined that (i) its initial offer should be 0.59 MMP common units for each MGG common unit, (ii) some or all of the MGG Conflicts Committee members should become members of the board of directors of MMP, and (iii) MGG should be provided a post-signing market check period.

On November 6, 2008, TudorPickering and Lazard met to discuss the parameters of an offer by MMP to acquire MGG. At the direction of the MMP Conflicts Committee, TudorPickering presented to Lazard an exchange ratio of 0.59 MMP common units for each MGG common unit, which represented a 5.7% premium to MGG’s then current market price. Lazard responded that it approached the valuation of MGG differently and did not believe the exchange ratio was going to be appropriate for MGG unitholders. The offer proposed included all the current independent directors of MGG serving on the board of the resulting combined company. MMP offer also included a post-signing go-shop period. TudorPickering and Lazard continued to discuss their respective preliminary financial analyses of a potential acquisition of MGG by MMP throughout the following weeks.

Also on November 6, 2008, the MMP Conflicts Committee met to discuss TudorPickering’s meeting with Lazard. The MMP Conflicts Committee also discussed its need to continue to be kept fully informed as to any negotiations or discussions between senior management and the Interested Party in light of the ongoing talks between MMP and MGG and conveyed this need to senior management.

On November 11, 2008, the MMP Conflicts Committee contacted the MGG Conflicts Committee to discuss the possibility of scheduling a meeting prior to the meeting scheduled for November 25, 2008. The MMP Conflicts Committee wanted to discuss MMP’s most recent offer. However, the MGG Conflicts Committee believed it was best to wait until the scheduled November 25, 2008 meeting to discuss MMP’s offer.

On November 12, 2008, at the request of the Interested Party, members of senior management had a dinner meeting with members of management of the Interested Party. There was no discussion of consideration, nor did the Interested Party’s management give their reaction to the term sheet sent to them by senior management on October 24, 2008.

In the ten days following the November 3, 2008 meeting of the MMP Conflicts Committee, MMP Conflicts Committee members learned that Riverstone Holdings LLC (“Riverstone”) and Madison Dearborn, were planning to distribute all of the MGG common units that were being held by MGG Midstream Holdings, L.P., an entity owned by Riverstone, Madison Dearborn and members of senior management, to the respective owners. The number of MGG common units to be distributed constituted approximately 14% of the MGG common units. On November 13, 2008, the MMP Conflicts Committee met to discuss whether MMP should offer to purchase such MGG common units for cash from Riverstone and Madison Dearborn at a 10% discount to market price. The MMP Conflicts Committee discussed the economics of the proposed acquisition and possible unintended consequences of the proposed acquisition and determined that it would not make an offer to purchase those units.

On November 23, 2008, the MGG Conflicts Committee met to discuss MMP’s offer and its upcoming meeting with the MMP Conflicts Committee. The MGG Conflicts Committee discussed the best approach toward deal protection in light of MMP’s proposal and market conditions at such time.

On November 25, 2008, the MMP Conflicts Committee and the MGG Conflicts Committee met to discuss the potential acquisition of MGG by MMP. The respective committees and their respective advisors had a long discussion regarding partnership governance issues, valuation issues, process issues, and related issues concerning a potential transaction involving MMP and MGG.

Also on November 25, 2008, the MMP Conflicts Committee discussed various structuring issues, including that the optimal structure might not involve an acquisition of MGG by MMP, but rather a transformation of the incentive distribution rights in MMP, held indirectly by MGG, and the general partner interest in MMP, held indirectly by MGG, into MMP common units, and then undertaking a series of steps that would result in the distribution of all such MMP common units to the MGG unitholders. The end result of the simplification would be that MGG would cease to exist and the current owners of MGG common units would own MMP common units.

On December 1, 2008, MGG entered into a contribution agreement with its general partner and the sole member of its general partner, MGG Midstream Holdings, L.P., pursuant to which, among other things, MGG’s general partner became (i) an indirect wholly owned subsidiary of MGG in exchange for approximately $115,000 in cash to MGG Midstream Holdings, L.P. and (ii) the general partner interest in MGG was transformed to a non-economic general partner interest, without consideration and without any further action. The 8.8 million MGG common units held by MGG Midstream Holdings, L.P., which represented approximately 14% of MGG’s outstanding common units, were distributed to the owners of MGG Midstream Holdings, L.P., including Madison Dearborn, Riverstone and members of senior management. No new common units were issued as a result of the contribution agreement. MGG’s partnership agreement and the limited liability company agreement of MGG’s general partner were each amended to allow its unitholders to nominate and vote in the election of the directors to the board of directors of MGG’s general partner.

On December 3, 2008, the board of directors of the general partner of MGG adopted a rights plan by which MGG could prevent a hostile takeover for a short duration in order to negotiate on behalf of MGG’s limited partners.

On December 4, 2008, the board of directors of the general partner of MMP adopted a rights plan similar to the one adopted by the board of directors of the general partner of MGG the previous day, which plan had previously been reviewed and discussed with the MMP Conflicts Committee.

On December 11, 2008, senior management was informed by the Interested Party, and senior management in turn informed the MMP Conflicts Committee that the Interested Party did not plan to reply to senior management’s October 24, 2008 non-binding term sheet regarding potential simultaneous acquisitions of MMP and MGG by the Interested Party in the near future. The Interested Party indicated that it retained an interest in discussing a possible combination and may decide to explore such a transaction when the economic crisis settled down.

On December 17, 2008, the MGG Conflicts Committee met to discuss MMP’s and MGG’s most recent financial results and their impact on the potential transaction with MMP. Neither committee had received all of the updated financial figures for MMP and MGG because MMP was in the middle of its annual operating plan development process. The MGG Conflicts Committee decided that it would make a counteroffer after Lazard had time to review the latest financials. The MGG Conflicts Committee also discussed deal protection and determined to negotiate for the ability of MGG to terminate the transaction if it received a proposal that it determined is better for its unitholders and to negotiate for no termination fee payable except in connection with a change in recommendation in absence of a superior proposal.

On December 22, 2008, the MGG Conflicts Committee met to discuss the most recent financial projections from senior management. Senior management had provided the information Lazard needed and Lazard was able to advise the MGG Conflicts Committee on a counteroffer to MMP’s offer. The MGG Conflicts Committee discussed an appropriate exchange ratio in the counteroffer. Having decided that a go-shop provision in a transaction such as this was not necessary, the MGG Conflicts Committee determined to negotiate instead for a “window-shop” provision with minimal barriers. After the meeting, the MGG Conflicts Committee contacted the MMP Conflicts Committee and presented a non-binding counteroffer with a 0.65 exchange ratio that was subject to change based on new financial information being provided by senior management.

On December 24, 2008, the MMP Conflicts Committee met to discuss the MGG Conflicts Committee’s proposal that the exchange ratio be 0.65 MMP common units for each MGG common unit. TudorPickering presented updated preliminary financial analyses of a potential simplification. TudorPickering’s presentation included and utilized senior management’s most recent revised projections for MMP. The MMP Conflicts Committee also reviewed the factors and reasons regarding why the simplification continued to be in the best interests for MMP’s unitholders and MGG’s unitholders.

On December 29, 2008, the MGG Conflicts Committee met to discuss a possible meeting with the MMP Conflicts Committee to discuss the potential transaction. After the meeting, the chairman of the MGG Conflicts Committee contacted the chairman of the MMP Conflicts Committee to see if the two sides could come to an understanding on the exchange ratio.

Also on December 29, 2008, John P. DesBarres, a member of the MMP Conflicts Committee, passed away.

On December 31, 2008, the MMP Conflicts Committee, consisting of Messrs. Montague and O’Brien (and having a vacancy as a result of the death of Mr. DesBarres), determined that TudorPickering should attempt to reach general agreement with Lazard on an exchange ratio that would be acceptable to the MMP Conflicts Committee and the MGG Conflicts Committee.

During the final week of December 2008 and the first week of January 2009, Lazard and TudorPickering met to discuss and consider their respective financial analyses of a potential transaction.

On January 6, 2009, the MGG Conflicts Committee met to discuss the latest developments in the negotiations surrounding the exchange ratio.

On January 7, 2009, the MMP Conflicts Committee met to discuss financial and structuring issues relating to the proposed simplification. The MMP Conflicts Committee determined that the structure of the simplification should not involve an acquisition of the MGG common units, but rather a transformation of the incentive distribution rights in MMP, held indirectly by MGG, and the general partner interest in MMP, held indirectly by MGG, into MMP common units, followed by a series of steps that would result in the distribution of all such MMP common units to the MGG unitholders.

Later on January 7, 2009, the MMP Conflicts Committee and the MGG Conflicts Committee met and discussed accretion/dilution ratios, MMP’s cash flow requirements, the operational rationale of the transaction, timing issues for the transaction, deal protection issues, and various other issues. The respective committees also discussed extensively what the appropriate transformation ratio should be in the simplification. The MGG Conflicts Committee stated its position that the transformation ratio should be 0.65. The MMP Conflicts Committee stated that it would not be willing to accept a ratio of more than 0.62 MMP common units for each MGG common unit. At the completion of this meeting, the MMP Conflicts Committee and the MGG Conflicts Committee agreed that their respective financial advisors should meet to explore potential alternative structures that might assist the committees in reaching agreement on an acceptable transformation ratio.

On January 8, 2009, Lazard met with TudorPickering to discuss the previous day’s meeting between the two committees. TudorPickering reiterated the statement of the MMP Conflicts Committee that a 0.62 transformation ratio was its best offer. That same day, Lazard met with senior management. Senior management stated that determining the increase in growth assumed to result from any lower cost of equity capital is subjective and cannot be calculated by senior management. Senior management also stated that an important benefit of the simplification would be the simplification of the organizational structure of the two partnerships which could potentially expand MMP’s investor base and facilitate potential future strategic initiatives. The CEO noted that, in his view, an important consideration of the MGG Conflicts Committee should be the attractiveness of the MMP common units to investors after the simplification since the consideration being received by MGG would be 100% MMP common units. He also stated that while the simplification would potentially limit the upside for MGG unitholders, it also would provide downside protection which perhaps has a heightened value in the current economic environment. Senior management stated that it was in favor of the committees continuing to work on reaching agreement and consummating the simplification as soon as possible.

On January 9, 2009, the MGG Conflicts Committee met to discuss Lazard’s meetings with TudorPickering and senior management. Lazard reviewed for the MGG Conflicts Committee what had occurred at its meetings, and the MGG Conflicts Committee proceeded to discuss the latest developments in the negotiations. The MGG Conflicts Committee concluded that it would support a 0.62 transformation ratio if it could get concessions on deal protection. The MGG Conflicts Committee agreed it would meet with the MMP Conflicts Committee to see if the two parties could agree to a 0.62 transformation ratio with minimal deal protection. The MGG Conflicts Committee also decided to hire additional counsel if an agreement as to an exchange ratio could be reached.

Also on January 9, 2009, the chairman of the MGG Conflicts Committee contacted the chairman of the MMP Conflicts Committee and indicated that the MGG Conflicts Committee would support a transformation ratio of 0.62 MMP common units for each MGG common unit, subject to certain deal protection terms.

Later on January 9, 2009, Lazard sent a term sheet to TudorPickering that proposed (i) a 100% equity transformation of MGG common units into MMP common units with a transformation ratio of 0.62, (ii) that the board of directors of the general partner of MMP would become comprised of three members of the board of directors of the general partner of MGG, three members of the board of directors of the general partner of MMP, one representative of senior management and one representative of Madison Dearborn, and (iii) certain deal protection terms.

On January 12, 2009, the MMP Conflicts Committee and the MGG Conflicts Committee met with certain members of senior management to discuss MMP’s latest financial projections. The two committees preliminarily agreed to a 0.62 transformation ratio. Also on January 12, 2009, Lazard received the latest financial projections from senior management. The new projections, which resulted from the completion of the annual planning process, indicated improved cash flow relative to earlier projections.

On January 14, 2009, the MGG Conflicts Committee met to discuss senior management’s updated projections and the impact the new projections would have on the transformation ratio in the transaction. The MGG Conflicts Committee concluded that it should seek a meeting with the MMP Conflicts Committee to negotiate a change in the transformation ratio and agreed to propose a transformation ratio of 0.635. After the meeting, Lazard prepared information for the MGG Conflicts Committee, which explained why the exchange ratio should be changed.

On January 15, 2009, TudorPickering and Lazard discussed the updated financial projections received from senior management, which included a decrease in operating expenses resulting from the elimination of certain budgeted but unfilled operating positions, lower compensation expenses in the form of merit increases and benefits load factors, a reduction in maintenance capital expenditures and the elimination of certain operations. Lazard expressed to TudorPickering that the MGG Conflicts Committee would likely conclude that a transformation ratio of 0.62 was not appropriate in light of the increases in distributable cash flow reflected in the latest projections.

On January 15, 2009, the MMP Conflicts Committee met to discuss senior management’s latest financial projections and how to proceed with the proposed simplification. The MMP Conflicts Committee determined that in light of the new projections, it would have to increase the transformation ratio from 0.62 in order to reach agreement with the MGG Conflicts Committee.

Also on January 15, 2009, on behalf of the MGG Conflicts Committee, Morris Nichols contacted Akin Gump Strauss Hauer & Feld LLP (“Akin Gump”) about representing the MGG Conflicts Committee.

On January 16, 2009, the MMP Conflicts Committee and the MGG Conflicts Committee discussed senior management’s latest financial projections for MMP, accretion and dilution and the merits of the simplification. The MGG Conflicts Committee proposed that each common unit of MGG be transformed into 0.635 MMP common units. Upon further negotiation, the MMP Conflicts Committee and the MGG Conflicts Committee agreed that the transaction should be implemented at a transformation ratio of 0.6325 MMP common units for each MGG common unit. On that same day, Akin Gump was retained as counsel for the MGG Conflicts Committee.

From January 21, 2009 and through March 3, 2009, Vinson & Elkins distributed drafts of the simplification agreement and the other documents related to the simplification, and Vinson & Elkins, Akin Gump, Richards Layton and Morris Nichols continued to negotiate, revise and finalize those drafts.

On January 21, 2009, Morris Nichols, Akin Gump, Vinson & Elkins and Richards Layton had a meeting to preliminarily discuss the simplification agreement and the simplification.

The MGG Conflicts Committee met on January 28, 2009 to discuss the simplification and the simplification agreement. After the meeting, Akin Gump distributed a markup of the simplification agreement to the MGG Conflicts Committee for its review.

On February 3, 2009, the MMP Conflicts Committee met to discuss the transformation ratio in light of further negative adjustments to senior management’s forecasts and an updated view from senior management as to the expected savings from a combined entity as a result of the simplification. The MMP Conflicts Committee discussed the advantages and disadvantages of an adjustment in the transformation ratio and determined not to seek an adjustment at that time.

On February 3, 2009, senior management held its fourth quarter 2008 earnings teleconference in which it received questions, including regarding a possible combination of MMP and MGG. Senior management stated that a combination was something that they had considered and would continue to consider. Vinson & Elkins sent a revised simplification agreement back to the MGG Conflicts Committee’s advisors.

On February 4, 2009, the MGG Conflicts Committee met to discuss the diligence session Akin Gump and Lazard were going to hold with senior management later that day. During the diligence session, senior management answered questions about the general financial and operational condition of MMP and the simplification and its impact on MMP. The MGG Conflicts Committee reconvened later in the day to review the diligence session.

From February 6, 2009 through February 24, 2009, the MMP Conflicts Committee met six times to discuss the terms of the documents related to the simplification and the ongoing negotiation of the deal protection terms for the simplification. The MMP Conflicts Committee discussed appropriate deal protection terms, termination rights, the standards necessary in a confidentiality agreement and the length of the appropriate standstill period.

From February 6, 2009 through February 24, 2009, the MGG Conflicts Committee met six times to discuss the terms of the documents related to the simplification and the ongoing negotiation of the deal protection terms for the simplification. The MGG Conflicts Committee discussed appropriate deal protection terms, third party negotiations, termination rights, confidentiality agreement terms and the appropriate standstill terms.

From February 6, 2009 and through February 24, 2009, the chairman of the MMP Conflicts Committee discussed deal protection terms with the chairman of the MGG Conflicts Committee. Throughout this period, the chairmen of the respective committees discussed the relative merits and consequences of the proposed deal protection terms. Also during this period, Vinson & Elkins and Richards Layton on behalf of MMP and Akin Gump and Morris Nichols on behalf of MGG had discussions regarding the deal protection terms, third party negotiations, termination rights, and confidentiality and standstill protections.

During such period, the MMP Conflicts Committee and the MGG Conflicts Committee and their respective advisors continued the exchange of draft agreements. After much discussion, the two sides agreed that many of the areas of disagreement between the two committees could be addressed through drafting. Vinson & Elkins and Richards Layton stated that there was no intent to preclude MGG from negotiating with a third party and terminating in order to accept an offer from a third party and they were open to a solution that would address the MGG Conflicts Committee’s concerns, if the solution worked within the substantive parameters of the current draft simplification agreement. The MGG Conflicts Committee agreed that Akin Gump and Morris Nichols should make drafting changes to the simplification agreement that best addressed its concerns regarding third party negotiations, access to MMP’s information for purposes of third-party due diligence, and the ability of the MGG Conflicts Committee to terminate the simplification agreement and sign an alternative agreement.

On February 23, 2009, senior management informed both committees that the Interested Party requested a dinner meeting with senior management. The MMP Conflicts Committee and the MGG Conflicts Committee expressed their respective views that further contact with the Interested Party would not be in the best interests of MMP or MGG. Senior management declined the dinner request based on this feedback.

On February 24, 2009, the MMP Conflicts Committee met twice to discuss the transformation ratio that the MMP Conflicts Committee and the MGG Conflicts Committee tentatively had agreed to on January 16, 2009. TudorPickering presented updated preliminary financial analyses of a potential simplification. After extensive discussion, the MMP Conflicts Committee determined to continue to move forward with the 0.6325 transformation ratio.

Later in the day, Vinson & Elkins and Richards Layton distributed a mark-up of the simplification agreement as a response to the comments sent the day before by Akin Gump and Morris Nichols. The chairman of the MMP Conflicts Committee contacted the MGG Conflicts Committee chairman to tell him that this latest draft simplification agreement represented his committee’s final stance on the substance of the proposal and that the MGG Conflicts Committee should tell the MMP Conflicts Committee, by the end of the day on February 25, 2009, if it accepted the simplification agreement. Akin Gump also distributed mark-ups of the other agreements and documentation necessary to effect the simplification.

On February 25, 2009, the MGG Conflicts Committee met with its advisors to discuss the most recent draft of the simplification agreement that Vinson & Elkins and Richards Layton distributed and which contained changes that were, in part, responsive to the MGG Conflicts Committee’s concerns. Akin Gump and Morris Nichols went over the simplification agreement with the MGG Conflicts Committee, focusing on the most recent changes. The MGG Conflicts Committee also discussed the Interested Party’s inquiry about scheduling a meeting with certain members of senior management. Lazard advised that, because the negotiations regarding the simplification were in their last stages and because the Interested Party was not likely to make a serious proposal before the simplification was announced, the meeting with the Interested Party should be postponed. Since the announcement of the simplification, no substantive discussion or meeting with the Interested Party has taken place. After the MGG Conflicts Committee meeting adjourned, Akin Gump contacted Vinson & Elkins to discuss the open issues in the simplification agreement.

Later on February 25, 2009, the MMP Conflicts Committee met with its advisors to discuss the few proposed changes to the simplification agreement conveyed by Akin Gump to Vinson & Elkins. After discussion, these proposed changes were approved by the MMP Conflicts Committee. The MMP Conflicts Committee next discussed timing and next steps with respect to the simplification.

The MGG Conflicts Committee reconvened its meeting later on February 25, 2009, to discuss the most recent negotiations between Vinson & Elkins and Akin Gump. The MGG Conflicts Committee concluded that the simplification agreement, as it was currently drafted, likely would be acceptable, assuming a reasonable resolution of other material terms contained in any related documents. The chairman of the MGG Conflicts Committee then contacted the chairman of the MMP Conflicts Committee to inform him that the MGG Conflicts Committee was comfortable with the most recent changes to the simplification agreement.

On March 2, 2009, the MGG Conflicts Committee and the MMP Conflicts Committee had a meeting with the CEO. He stated that, because of his role as CEO for both the general partner of MMP and the general partner of MGG and because of the ongoing desire to avoid the appearance of a conflict of interest, he did not think it was appropriate for him to vote on the simplification agreement and simplification at either board. The MGG Conflicts Committee met later in the day to discuss this development and other recent developments in the process leading to the approval of the simplification. The MGG Conflicts Committee also discussed the approval process for the simplification and determined that it would support the board of the general partner of MGG delegating all approvals necessary for the simplification to the MGG Conflicts Committee.

On March 2, 2009, the board of directors of the general partner of MMP clarified and expanded the authority of the MMP Conflicts Committee by authorizing and directing the MMP Conflicts Committee to, among other things, (i) consider and analyze the simplification, (ii) make proposals to MGG with respect to the simplification, (iii) negotiate the simplification, (iv) if applicable, exercise the full authority of the board of directors of the general partner of MMP (without any further approval of the Board) with respect to the approval of and declaring the advisability of the simplification, and (v) take any further steps or actions that the MMP Conflicts Committee deemed necessary or appropriate in connection with the simplification.

On March 2, 2009, the MMP Conflicts Committee met to review the proposed simplification. During the meeting, Richards Layton and Vinson & Elkins advised the MMP Conflicts Committee with respect to certain legal matters and reviewed the agreements documenting the simplification. TudorPickering then presented updated preliminary financial analyses of the potential simplification.

On March 3, 2009, the board of directors of the general partner of MGG, by unanimous written consent, authorized and directed the MGG Conflicts Committee to, among other things, (i) exercise the full authority of the board of directors of the general partner of MGG (without any further approval of the Board) with respect to the approval of and declaring the advisability of the simplification and (ii) take any further steps or actions that the MGG Conflicts Committee deemed necessary or appropriate in connection with the simplification.

On March 3, 2009, Vinson & Elkins, Richards Layton, Akin Gump and Morris Nichols met again to discuss any issues that had to be addressed before both Committees met to vote on the simplification. Both committees and their advisors met with senior management for a bring-down due diligence session.

Also on March 3, 2009, the MGG Conflicts Committee met to vote on the simplification. Akin Gump and Morris Nichols updated the MGG Conflicts Committee with respect to recent developments regarding the simplification agreement. Akin Gump presented an executive summary of the simplification. Lazard presented its analysis of the simplification and its written fairness opinion. Lazard opined that, as of March 3, 2009, the consideration to be paid to MGG’s unitholders (other than MMP, the general partner of MMP, the general partner of MGG or their respective affiliates) pursuant to the simplification was fair, from a financial point of view, to the holders of MGG Common Units (other than MMP, the general partner of MMP, the general partner of MGG or their respective affiliates). The MGG Conflicts Committee unanimously adopted resolutions approving and authorizing the simplification, declaring the advisability of the simplification, and recommending that the common unitholders of MGG approve and adopt the documents evidencing the simplification.

Also on March 3, 2009, the MMP Conflicts Committee met to review the proposed simplification. During the meeting, Richards Layton and Vinson & Elkins updated the MMP Conflicts Committee with respect to changes to the simplification agreement and related documents made since the March 2, 2009 meeting. TudorPickering then presented its financial analyses of the proposed simplification and delivered its oral opinion

(subsequently confirmed in writing) to the MMP Conflicts Committee that, as of March 3, 2009, and based upon and subject to the factors and assumptions set forth in its opinion, the transformation to be effected pursuant to the simplification agreement was fair from a financial point of view to the holders of the common units of MMP (other than affiliates of MMP who are holders of common units of MGG). Finally, the MMP Conflicts Committee unanimously adopted resolutions, among other things, (i) approving and declaring the advisability of the documents evidencing the simplification and the steps and actions contemplated by those documents, and (ii) recommending that the common unitholders of MMP approve and adopt the documents evidencing the simplification.

Later on March 3, 2009, MMP and MGG issued a joint press release announcing a definitive agreement to simplify the capital structure of MMP by transforming the incentive distribution rights and general partner interest in MMP into MMP common units to be followed by the other steps of the simplification.

On March 16, 2009, the MGG Conflicts Committee received a written acquisition proposal from a publicly traded master limited partnership (the “Second Interested Party”) offering to purchase all the outstanding common units of both MGG and MMP. The proposal included, among other things, the following items:

•	a proposal to pay MGG’s unitholders a total value of $20.50 per each MGG’s common unit, consisting of common units of the Second Interested Party and/or cash;

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subject to the closing of the acquisition of MGG, a proposal to pay MMP unitholders a fixed exchange ratio of common units of the Second Interested Party for each outstanding common unit of MMP that represented a 10% premium to the 10-day average ratio of the prices of the common units of MMP and the Second Interested Party for the period prior to the offer; and

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an expiration date of 5:00 p.m. Central time on March 23, 2009, except that if MGG confirmed that the proposal was of interest and could possibly lead to a MGG Change in Recommendation (as defined in the simplification agreement), then the proposal would extend to and expire at 5:00 p.m. Central time on April 17, 2009.

On the same day, the MGG Conflicts Committee provided a copy of the Second Interested Party’s proposal to the MMP Conflicts Committee and its legal advisors.

On March 17, 2009, the MMP Conflicts Committee met to discuss the acquisition proposal from the Second Interested Party. During the meeting, TudorPickering presented an overview of the proposal from the Second Interested Party with respect to a potential acquisition of MMP and MGG and a preliminary overview of the business, operations and financial data of the Second Interested Party. Following discussion and consultation with TudorPickering, Vinson & Elkins and Richards Layton, the MMP Conflicts Committee determined that it should meet again the following day to consider further the potential merits of the proposal.

On March 18, 2009, the MMP Conflicts Committee met to discuss further the acquisition proposal from the Second Interested Party. During the meeting, TudorPickering presented its preliminary financial analyses with respect to the proposal from the Second Interested Party concerning a potential acquisition of MMP and MGG. TudorPickering’s presentation included an expanded overview of the business, operations and financial data of the Second Interested Party. TudorPickering’s presentation also included a preliminary analysis of the pro forma impact of a potential acquisition of MMP and MGG by the Second Interested Party on the estimated distributable cash flow to the holders of MMP common units, MGG common units and the common units of the Second Interested Party on a per common unit basis for the years 2009 and 2010. TudorPickering based its analysis on the Forecasts (as described under “—Opinion of Tudor, Pickering, Holt & Co.—Financial Advisor to the MMP Conflicts Committee”), adjusted to reflect NYMEX crude oil strip prices as of February 27, 2009, with respect to MMP and MGG, and on Wall Street equity research consensus estimates with respect to the Second Interested Party.

The MMP Conflicts Committee discussed at length with TudorPickering, Vinson & Elkins and Richards Layton the potential merits of the proposal from the Second Interested Party from the point of view of MMP and its limited partners, the potential merits of the simplification, the fact that MMP is not for sale, and whether the proposal from the Second Interested Party provided any compelling basis to put MMP up for sale in the current economic environment. After extensive discussion, the MMP Conflicts Committee determined that it was not interested on behalf of MMP in pursuing the proposal from the Second Interested Party because the proposal from the Second Interested Party did not provide any compelling reason for MMP to commence a sale process. The MMP Conflicts Committee further determined that the chairman of the MMP Conflicts Committee should send a letter to the MGG Conflicts Committee stating that the MMP Conflicts Committee remains of the view that this is not an opportune time to consider the sale of MMP and that, if this view were to change, the MMP Conflicts Committee would not deem itself to be bound by the transformation ratio in the simplification agreement in terms of determining any relative valuation of MMP and MGG, respectively, in connection with any potential sale process involving both MMP and MGG.

On March 18, 2009, the MGG Conflicts Committee met to discuss the acquisition proposal from the Second Interested Party. After consultation with, and taking into account the advice of, Lazard, Akin Gump and Morris Nichols, the MGG Conflicts Committee determined that the acquisition proposal could possibly lead to it changing its recommendation on the simplification. On that same day, the MGG Conflicts Committee received the letter from the chairman of the MMP Conflicts Committee regarding the proposal from the Second Interested Party. Following receipt of this letter, Lazard contacted TudorPickering to discuss the acquisition proposal.

On March 19, 2009, Lazard met with senior management to discuss the Second Interested Party’s acquisition proposal. Senior management stated that the Second Interested Party’s business would complement MMP’s operating business but did note that there could be some antitrust issues created by the combination. The MGG Conflicts Committee met later that day to discuss the acquisition proposal and the MMP Conflicts Committee’s response to it. Prior to the meeting, Lazard distributed discussion materials that provided an analysis of the acquisition proposal. Lazard informed the MGG Conflicts Committee that the Second Interested Party’s acquisition proposal was likely based on projections that were not accurate and that the proposed transaction would, therefore, be difficult to consummate. After further consultation with Lazard, Akin Gump and Morris Nichols, the MGG Conflicts Committee decided to inform the Second Interested Party that, because its acquisition proposal is contingent on acquiring both MGG and MMP and because the MMP Conflicts Committee had determined that MMP is not for sale, the proposed acquisition could not move forward. The MGG Conflicts Committee also agreed that the Second Interested Party’s acquisition proposal should be pursued further if the Second Interested Party expressed an interest in restructuring its proposed acquisition as an acquisition of MGG alone.

After the MGG Conflicts Committee meeting on March 20, 2009, Lazard contacted the financial advisors to the Second Interested Party to inform them that, because the acquisition proposal was for both MGG and MMP, and the fact that MMP’s Conflict Committee had sent the MGG Conflicts Committee a letter informing the MGG Conflicts Committee that it was not for sale, the proposed acquisition could not go forward. The financial advisors to the Second Interested Party also confirmed that the transaction proposed was for both entities and indicated that it would need to check with the Second Interested Party to determine whether the Second Interested Party would be interested in purchasing MGG alone. On Monday, March 23, 2009, the financial advisors to the Second Interested Party called Lazard to inform them that the Second Interested Party was not interested in changing its previous proposal for both entities at that time.

Recommendation of the MMP Conflicts Committee and Its Reasons for the Simplification

At a meeting of the MMP Conflicts Committee held on March 3, 2009, the MMP Conflicts Committee, comprised of directors who are deemed to be independent, received a presentation from its financial advisor concerning the financial analyses of the proposed simplification, and reviewed with its legal counsel the terms of the simplification agreement and the other related agreements. At the meeting, the MMP Conflicts Committee considered the benefits of the simplification as well as the associated risks and has unanimously determined that the simplification agreement and the matters contemplated thereby, including MMP’s amended and restated partnership agreement, are fair and reasonable to MMP, and in the best interests of, MMP and its unitholders (other than MMP’s general partner, MGG’s general partner or their respective affiliates) and has approved and declared the advisability of the simplification agreement and the matters contemplated thereby, including MMP’s amended and restated partnership agreement. Accordingly, the MMP Conflicts Committee unanimously recommends that MMP unitholders vote to approve the simplification agreement and the matters contemplated thereby and MMP’s amended and restated partnership agreement.

In reaching its decision on the simplification, the MMP Conflicts Committee consulted with its legal and financial advisors and considered the following factors that supported the approval of the simplification:

•	the fact that MMP will no longer have any issued and outstanding incentive distribution rights as a result of the simplification;

•	the significant reduction in MMP’s equity cost of capital because MMP will no longer have any issued and outstanding incentive distribution rights as a result of the simplification;

•	the enhancement of MMP’s ability to compete for new acquisitions following the simplification as a result of its reduced equity cost of capital;

•	the fact that the simplification is expected to be long-term accretive to MMP’s distributable cash flow per common unit in MMP;

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the fact that the simplification is expected to result in a long-term increase in the growth rate of and accretion to MMP’s distributable cash flow per common unit, thereby improving total return due to both valuation and distribution growth;

•	the potential to realize the anticipated benefits of the simplification prior to the dates assumed by the MMP Conflicts Committee;

•	the probability that MMP and MGG will be able to complete the simplification, including their ability to obtain any necessary unitholder approvals;

•	the fact that the simplification will likely result in a capital structure and governance structure of MMP that is more easily understood by the investing public;

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the fact that the simplification will eliminate potential conflicts of interest that may arise as a result of a person being an officer of the general partner of MMP and of the general partner of MGG and as a result of a person being a member of the board of directors of the general partner of MMP and a member of the board of directors of the general partner of MGG;

•	the fact that having a greater number of outstanding common units in MMP is expected to increase the public float and trading liquidity of the market for MMP common units;

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the terms of the simplification agreement permit the MMP Conflicts Committee to change or withdraw the recommendation of the simplification (and to terminate the simplification agreement upon a change in recommendation) if the MMP Conflicts Committee has concluded in good faith, after consultation with its outside legal advisors and financial consultants, that the failure to make such a change in recommendation would not be fair to or in the best interests of the holders of MMP common units;

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the written opinion of TudorPickering, dated as of March 3, 2009, that, as of that date and based upon and subject to the factors and assumptions set forth in the opinion, the transformation to be effected pursuant to the simplification agreement is fair from a financial point of view to the holders of MMP common units (other than affiliates of MMP who are holders of MGG common units);

•	the elimination of certain control rights that MGG possesses with respect to MMP as the sole member of the general partner of MMP; and

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the terms of the simplification as set forth in the relevant agreements, including without limitation, MMP’s amended and restated partnership agreement, the amended and restated limited liability company agreement of MMP’s general partner, the simplification agreement and the contribution agreement.

The MMP Conflicts Committee also considered the following factors that weighed against the approval of the simplification:

•	the potential delay in timing with respect to some anticipated benefits of the simplification;

•	the fact that the simplification is expected to be near-term dilutive to MMP’s distributable cash flow per common unit in MMP;

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the fact that the simplification might not be completed as a result of a failure to satisfy the conditions contained in the simplification agreement, including the failure to receive applicable unitholder approvals;

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the possibility that the value of the common units in MMP resulting from the transformation and being transferred to the limited partners of MGG could be more than the value of the assets and other benefits that MMP will receive in connection with the simplification;

•	the risk that potential benefits sought in the simplification might not be fully realized;

•	there can be no assurance that the capital requirements necessary to fund the continued growth of MMP can be funded through the simplified capital structure;

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the bases on which the MMP Conflicts Committee made its determination, including assumptions associated with consumption of products transported by MMP’s pipelines, the price of commodities and cost of capital, are uncertain;

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the terms under which the MGG Conflicts Committee may change its recommendation to holders of MGG common units to approve the simplification agreement and the matters contemplated thereby and terminate the simplification agreement;

•	that MMP likely would be responsible for the payment of both MMP’s and MGG’s out-of-pocket expenses in connection with the simplification;

•	that the simplification might not be completed in a timely manner;

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the fact that MMP is assuming liabilities of MGG and of the subsidiary of MMP’s general partner that currently owns the incentive distribution rights and of the entity that owns all of the limited partner interests of such subsidiary; and

•	certain members of management of MMP may have interests that are different from those of the holders of common units in MMP.

In the view of the MMP Conflicts Committee, these factors did not outweigh the advantages of the simplification. The MMP Conflicts Committee also reviewed a number of procedural factors relating to the simplification, including, without limitation, the following factors:

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that because of the possible conflicts of interest associated with the negotiations between MMP and MGG leading to agreement with respect to the simplification, the MMP Conflicts Committee was delegated (i) the power and authority to consider, analyze and approve, on behalf of MMP and the board of directors of the general partner of MMP, a simplification of MMP’s capital structure; and (ii) the power and authority to consider and analyze potential offers from third parties relating to the purchase of MMP and MGG, and, if applicable, make a recommendation to the board of directors of the general partner of MMP with respect to such third party offer;

•	that the delegation of power to the MMP Conflicts Committee included the authority to deny the approval, or recommend against the approval, as applicable, of the simplification;

•	that the MMP Conflicts Committee consists of directors who are not affiliated with MGG or its general partner;

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that the terms and conditions of the proposed simplification were determined through arm’s-length negotiations between the MMP Conflicts Committee and the MGG Conflicts Committee and their respective representatives and advisors;

•	that the MMP Conflicts Committee was given authority to select and compensate its legal, financial and other advisors in the discretion of the MMP Conflicts Committee;

•	that the MMP Conflicts Committee retained and was advised by independent legal counsel experienced in advising on matters of this kind;

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that the MMP Conflicts Committee retained and was advised by independent investment bankers experienced with publicly traded limited partnerships to assist in evaluating the fairness of the simplification; and

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that the MMP Conflicts Committee received the fairness opinion of TudorPickering that, as of March 3, 2009, and based upon and subject to the factors and assumptions set forth in the opinion, the transformation to be effected pursuant to the simplification agreement was fair from a financial point of view to the holders of MMP common units (other than affiliates of MMP who are holders of MGG common units).

The foregoing discussion of the factors considered by the MMP Conflicts Committee is not intended to be exhaustive, but it does set forth the principal factors considered by the MMP Conflicts Committee.

The MMP Conflicts Committee reached its unanimous conclusion to recommend the simplification agreement and MMP’s amended and restated partnership agreement in light of various factors described above and other factors that each member of the MMP Conflicts Committee believed were appropriate.

In view of the wide variety of factors considered by the MMP Conflicts Committee in connection with its evaluations of the complexity of these matters, the MMP Conflicts Committee did not consider it practical, and did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determinations. Rather, the MMP Conflicts Committee made its recommendations based on the totality of the information presented to it and the investigations conducted by it. In considering the factors discussed above, individual directors may have given different weight to different factors. Each member of the MMP Conflicts Committee received the standard meeting fee of $1,500 for each board of director and MMP Conflicts Committee meeting they attended related to the consideration of strategic alternatives and the simplification.

It should be noted that this explanation of the reasoning of the MMP Conflicts Committee and all other information presented in this section is forward-looking in nature and, therefore, should be read along with the factors discussed under the heading “Forward-Looking Statements.”

For the reasons set forth above, the MMP Conflicts Committee has unanimously approved and declared the advisability of the simplification agreement and the matters contemplated thereby, including MMP’s amended and restated partnership agreement, and unanimously recommends that MMP unitholders vote “FOR” the approval of the simplification agreement and the matters contemplated thereby and “FOR” the approval of MMP’s amended and restated partnership agreement. In addition, the MMP Conflicts Committee unanimously recommends that MMP unitholders vote “FOR” any proposal to adjourn the MMP special meeting to a later date, if necessary, to solicit additional proxies in the event that there are insufficient votes in favor of either of the foregoing proposals.

Recommendation of the MGG Conflicts Committee and Its Reasons for the Simplification

At a meeting of the MGG Conflicts Committee held on March 3, 2009, the MGG Conflicts Committee, comprised of directors who are deemed to be independent, received presentations concerning, and reviewed with its legal counsel and independent financial advisor the terms of, the simplification agreement and the other related agreements. At the meeting, the MGG Conflicts Committee considered the benefits of the simplification as well as the associated risks and has unanimously determined that the simplification agreement and the matters contemplated thereby, including (i) the proposal to (a) direct MGG, as the sole member of MMP’s general partner, to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG; and (b) to direct MMP’s general partner to implement all such matters; (ii) the contributions; and (iii) the liquidation, are fair and reasonable to, and in the best interests of, MGG’s unitholders (other than MMP’s general partner, MGG’s general partner or their respective affiliates). The MGG Conflicts Committee has also approved and declared the advisability of the simplification agreement and the matters contemplated thereby, including the proposal to direct MGG to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that require the approval of MGG and to direct MMP’s general partner to implement all such matters, the contributions and the liquidation. Accordingly, the MGG Conflicts Committee unanimously recommends that MGG unitholders vote to approve the simplification agreement and the matters contemplated thereby, the proposal to direct MGG to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that require the approval of MGG and to direct MMP’s general partner to implement all such matters, the contributions and the liquidation.

In reaching its decision on the simplification, the MGG Conflicts Committee consulted with its legal and financial advisors and considered the following factors that supported the approval of the simplification:

•

the fact that MGG unitholders will maintain their public equity stake and participate in the expected benefits of the operations of MMP, including any future unit price appreciation and/or distribution increases;

•

the fact that, after the simplification, MMP will no longer have any issued and outstanding incentive distribution rights, and, as a result, MMP’s equity cost of capital will be reduced, which will enhance MMP’s ability to compete in future acquisitions involving equity financing;

•	the fact that having a common equity currency for the combined MMP and MGG partnership could facilitate future acquisitions and mergers;

•	the fact that the simplification is expected to initially be accretive to the distributable cash flow received by MGG unitholders;

•	the fact that the value of the consideration to be issued in the simplification represented a 25% premium to the closing price of MGG’s common units on March 2, 2009;

•	the fact that the simplification will likely result in a capital structure and governance structure that is more easily understood by the investing public;

•	the probability that MMP and MGG will be able to consummate the simplification, including their ability to obtain any necessary unitholder approvals;

•

the fact that the simplification will eliminate potential conflicts of interest that may arise as a result of a person being an officer of the general partner of MMP and of the general partner of MGG and as a result of a person being a member of the board of directors of the general partner of MMP and a member of the board of directors of the general partner of MGG;

•	the fact that the simplification will eliminate the duplication of services required to maintain two public limited partnerships;

•

the terms of the simplification agreement permit the MGG Conflicts Committee to change or withdraw the recommendation of the simplification (and to terminate the simplification agreement upon a change in recommendation) if the MGG Conflicts Committee has concluded in good faith, after consultation with its outside legal advisors and financial consultants, that the failure to make such a change in recommendation would not be fair to or in the best interests of the holders of MGG common units;

•

the written opinion of Lazard, dated as of March 3, 2009, that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and limitations of review set forth in the opinion, the consideration to be paid to the holders of MGG common units (other than MMP, MMP’s general partner, MGG’s general partner or their respective affiliates) pursuant to the simplification was fair, from a financial point of view, to the holders of MGG common units (other than MMP, MMP’s general partner, MGG’s general partner or their respective affiliates);

•

information concerning the businesses, assets, liabilities, results of operations, financial conditions and competitive positions and prospects of MMP and MGG, in each case, before and after the simplification;

•	the fact that the simplification will mitigate the risk of underperformance associated with MMP’s underlying businesses to MGG unitholders;

•	the current and prospective environment in which MGG operates;

•

the holders of MGG common units, generally, should not recognize any income or gain, for U.S. federal income tax purposes, solely as a result of the receipt of MMP common units pursuant to the simplification; and

•

the terms of the simplification as set forth in the relevant agreements, including without limitation, MMP’s amended and restated partnership agreement, the simplification agreement, the contribution agreement and the plan of liquidation.

The MGG Conflicts Committee also considered the following factors that weighed against the approval of the simplification:

•	the increase in distributions on MMP’s equity issuance will reduce near-term distribution coverage on the units to be received in the simplification;

•	there can be no assurance that the capital requirements necessary to fund the continued growth of MMP can be funded through the simplified capital structure;

•

the bases on which the MGG Conflicts Committee made its determination, including assumptions associated with consumption of products transported by MMP’s pipelines, the price of commodities and cost of capital, are uncertain;

•	the possibility that the MMP common unit price could diminish prior to closing, reducing the premium available to MGG unitholders;

•	the risk that potential benefits sought in the simplification might not be fully realized;

•	the risk that no substantial synergy will be realized through the simplification;

•	the risk that the simplification might not be completed in a timely manner;

•	the terms under which the MMP Conflicts Committee may change its recommendation to holders of MMP common units to approve the simplification agreement and terminate the simplification agreement;

•

the fact that the simplification might not be consummated as a result of a failure to satisfy the conditions contained in the simplification agreement, including the failure to receive applicable unitholder approvals;

•	the elimination of certain control rights that MGG possesses with respect to MMP as the sole member of the general partner of MMP;

•	the limitations on MGG’s ability to solicit other offers;

•	the fact that the simplification will eliminate certain benefits associated with the incentive distribution rights in the event of out-performance of MMP’s underlying business;

•

the possibility, under certain circumstances, that MGG could be required to reimburse MMP for MGG’s expenses associated with the simplification or pay the expenses incurred by MMP in connection with the simplification; and

•	certain members of management of MGG may have interests that are different from those of the holders of common units in MGG.

In the view of the MGG Conflicts Committee, these factors did not outweigh the advantages of the simplification. The MGG Conflicts Committee also reviewed a number of procedural factors relating to the simplification, including, without limitation, the following factors:

•

that because of the possible conflicts of interest associated with the negotiations between MMP and MGG leading to agreement with respect to the simplification, the MGG Conflicts Committee was delegated (i) the power and authority to consider, analyze and approve, on behalf of MGG and the board of directors of the general partner of MGG, the simplification and (ii) the power and authority to consider and analyze potential offers from third parties relating to the purchase of MGG, and, if applicable, make a recommendation to the board of directors of the general partner of MGG with respect to such third party offers;

•	that the delegation of power to the MGG Conflicts Committee included the authority to deny the approval, or recommend against the approval, as applicable, of the simplification;

•	that the MGG Conflicts Committee consists of directors who are not affiliated with MMP or its general partner and who are not executive officers of the general partner of MGG;

•

that the terms and conditions of the proposed simplification were determined through arm’s-length negotiations between the MMP Conflicts Committee and the MGG Conflicts Committee and their respective representatives and advisors;

•	that the MGG Conflicts Committee was given authority to select and compensate its legal and financial advisors in the discretion of the MGG Conflicts Committee;

•	that the MGG Conflicts Committee retained and was advised by independent legal counsel experienced in advising on matters of this kind;

•

that the MGG Conflicts Committee retained and was advised by independent financial advisors experienced with publicly traded limited partnerships to assist in evaluating the fairness of the simplification; and

•	that the MGG Conflicts Committee received the written opinion of Lazard, dated as of March 3, 2009, with respect to the simplification.

The foregoing discussion of the factors considered by the MGG Conflicts Committee is not intended to be exhaustive, but it does set forth the principal factors considered by the MGG Conflicts Committee.

The MGG Conflicts Committee reached its unanimous conclusion to recommend the simplification agreement, the proposal to direct MGG to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that require the approval of MGG and to direct MMP’s general partner to implement all such matters, the contributions and the liquidation in light of various factors described above and other factors that each member of the MGG Conflicts Committee believed were appropriate.

In view of the wide variety of factors considered by the MGG Conflicts Committee in connection with its evaluations of the complexity of these matters, the MGG Conflicts Committee did not consider it practical, and did not attempt to quantify, rank or otherwise assign relative weights to the specific factors they considered in reaching its decisions and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determinations. Rather, the MGG Conflicts Committee made its recommendations based on the totality of the information presented to it and the investigations conducted by it. In considering the factors discussed above, individual directors may have given different weight to different factors. Each member of the MGG Conflicts Committee received the standard meeting fee of $1,500 for each board of director and MGG Conflicts Committee meeting they attended related to the consideration of strategic alternatives and the simplification.

It should be noted that this explanation of the reasoning of the MGG Conflicts Committee and all other information presented in this section is forward-looking in nature and, therefore, should be read along with the factors discussed under the heading “Forward-Looking Statements.”

For the reasons set forth above, the MGG Conflicts Committee has unanimously approved and declared the advisability of the simplification agreement and the matters contemplated thereby, including the proposal to direct MGG to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that require the approval of MGG and to direct MMP’s general partner to implement all such matters, the contributions and the liquidation, and unanimously recommends that MGG unitholders vote “FOR” the approval of the simplification agreement and the matters contemplated thereby, “FOR” the approval of the proposal to direct MGG, as the sole member of MMP’s general partner, to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG and to direct MMP’s general partner to implement all such matters, “FOR” the approval of the contributions and “FOR” the approval of the liquidation. In addition, the MGG Conflicts Committee unanimously recommends that MGG unitholders vote “FOR” any proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies in the event that there are insufficient votes in favor of either of the foregoing proposals.

Financial Projections Provided to Financial Advisors

In connection with the proposed simplification, management of MMP’s general partner and MGG’s general partner prepared projections that included future financial and operating performance. The projections were prepared for MMP on a stand-alone basis and on a combined basis giving effect to the proposed simplification. The projections were provided to TudorPickering and Lazard in connection with their independent financial analyses and in the preparation of their fairness opinions. The projections were also presented to the MMP Conflicts Committee and the MGG Conflicts Committee. The projections were reviewed and approved by the MMP Conflicts Committee to reflect certain assumptions by the MMP Conflicts Committee. The MGG Conflicts Committee reviewed the financial projections prepared by management of the general partners of MMP and MGG with Lazard and discussed the appropriate use of such projections by Lazard in its analysis of the transformation. The following projected information is included in this joint proxy statement/prospectus only because this information was provided to the financial advisors, the MMP Conflicts Committee and/or the MGG Conflicts Committee, as applicable, in connection with the simplification.

The following projections are a summary of the projections provided to the financial advisors, the MMP Conflicts Committee and the MGG Conflicts Committee, and include only summary projections through 2013. The summary projections set forth below summarize the most recent projections provided to the financial advisors and/or the MMP Conflicts Committee and the MGG Conflicts Committee, as applicable, prior to execution of the simplification agreement. The inclusion of the following summary projections in this joint proxy statement/prospectus should not be regarded as an indication that either MMP or MGG or their respective representatives considered or consider the projections to be a reliable or accurate prediction of future performance or events, and the summary projections set forth below should not be relied upon as such.

The summary projections set forth below were not prepared with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. In addition, the summary projections are not presented in accordance with generally accepted accounting principles (“GAAP”). The projections, including the summary projections in this joint proxy statement/prospectus, have been prepared by, and are the responsibility of, management of MGG and MMP. Neither Ernst & Young LLP, nor any other independent registered public accounting firm, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the projections and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP reports incorporated by reference in this joint proxy statement/prospectus relate to historical financial information of MMP and MGG. Such reports do not extend to the projections and should not be read to do so.

The internal financial forecasts (upon which the projected information is based) of MMP and MGG are, in general, prepared solely for internal use to assist in various management decisions, including with respect to capital budgeting. Such internal financial forecasts are inherently subjective in nature, susceptible to interpretation and accordingly such forecasts may not be achieved. The internal financial forecasts also reflect numerous assumptions made by management, including the categories of material assumptions that may not be realized and are subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the preparing party. Accordingly, there can be no assurance that the assumptions made in preparing the internal financial forecasts upon which the foregoing projected financial information was based will prove accurate. There will be differences between actual and forecasted results, and the differences may be material. The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased due to the length of time in the future over which these assumptions apply. The assumptions in early periods have a compounding effect on the projections shown for the later periods. Thus, any failure of an assumption to be reflective of actual results in an early period would have a greater effect on the projected results failing to be reflective of actual events in later periods. You should consider the risks identified in MMP’s and MGG’s most recent Annual Reports on Form 10-K, which are incorporated by reference into this joint proxy statement/prospectus, and the matters discussed elsewhere in this joint proxy statement/prospectus under “Forward-Looking Statements.”

In developing the projections, senior management of the general partner of MMP and of the general partner of MGG made numerous material assumptions with respect to MMP and MGG, including:

•	organic growth opportunities and the amounts and timing of related costs and potential economic returns;

•	the availability and cost of capital;

•

the cash flow from existing assets and business activities, including assumptions related to shipments on MMP’s refined petroleum products pipeline system and annual tariff rate adjustments for this pipeline system which are impacted by the annual U.S. Producer Price Index;

•

the prices of crude oil, the impact it has on the broader refined petroleum products market and prices and the impact it has on MMP’s commodity related activities; most significantly its petroleum products blending activity; and

•	other general business, market and financial assumptions.

All of these assumptions involve variables making them difficult to predict, and most are beyond the control of MMP and MGG. Although senior management of the general partner of MMP and of the general partner of MGG believes that there was a reasonable basis for the projections and underlying assumptions, any assumptions for near-term projected cases remain uncertain, and the risk of inaccuracy increases with the length of the forecasted period.

Projections for MMP and MGG were prepared based on the assumption that MMP would invest $100 million per year on organic growth projects for 2009 and 2010 and $75 million per year for 2011 through 2013, such investments being in addition to projects that are already in progress at the time the projections were prepared. However, such projections prepared by management of the general partner of MMP and the general partner of MGG do not include any sensitivities for acquisitions by MMP. Among other financial information, senior management of the general partner of MMP and of the general partner of MGG prepared projections of distributable cash flow (allocable to MMP’s common units and allocable to MGG), distributable cash flow per

MMP common unit, distributable cash flow available to MGG in total and per MGG common unit, and distributable cash flow following the simplification (both in total and on a per-unit basis), all of which are presented in the table below. The projections were provided to the MMP Conflicts Committee and the MGG Conflicts Committee in mid-February and were based on management assumptions as of that time. Distributable cash flow and distributable cash flow per unit as set forth in the table below may not be indicative of distributions to be declared or paid in the future.

	Projections
($ in millions, except per unit amounts)	2009E	2010E	2011E	2012E	2013E
MMP
Total distributable cash flow	$306.4	$334.6	$353.5	$363.6	$381.4
Allocable to MMP common units	$201.3	$215.5	$225.1	$230.2	$239.3
Allocable to MGG	$105.1	$119.1	$128.4	$133.4	$142.1
Distributable cash flow per MMP common unit	$3.01	$3.21	$3.35	$3.42	$3.55

MGG
Distributable cash flow (1)	$101.8	$115.8	$124.9	$129.8	$138.5
Distributable cash flow per MGG common unit	$1.63	$1.85	$1.99	$2.07	$2.21

MMP and MGG Combined (2)
Distributable cash flow (3)	$303.3	$331.5	$350.2	$360.2	$378.0
Distributable cash flow per MMP common unit	$2.85	$3.11	$3.28	$3.37	$3.53
Per 0.6325 common unit (for MGG comparison)	$1.80	$1.97	$2.07	$2.13	$2.23

(1)	Includes an average of $3.4 million per year for MGG’s general and administrative expenses.

(2)	Assumes the simplification occurred on January 1, 2009.

(3)	Includes incremental MMP general and administrative expenses of $2.4 million and $0.9 million of incremental interest expense related to financing costs for fees associated with the simplification.

The projections are forward-looking statements and are subject to risks and uncertainties. Accordingly, the assumptions made in preparing the projections may not prove to be reflective of actual results, and actual results may be materially different than those contained in the projections. On May 6, 2009, MMP’s senior management provided an update to MMP’s projected 2009 distributable cash flow, and on June 17, 2009, MMP’s senior management affirmed such projected 2009 distributable cash flow. Please see “Summary—Recent Developments—Updated 2009 Guidance.” Neither MMP nor MGG intends to make publicly available any update or other revisions to the projections to reflect circumstances existing after the date of the projections. Neither Ernst & Young LLP nor any of its representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projected financial information, and neither MMP nor MGG has made any representations to MMP unitholders or MGG unitholders regarding such information. The inclusion of the projections in this joint proxy statement/prospectus should not be regarded as an indication that the financial advisors, the MMP Conflicts Committee or the MGG Conflicts Committee considered the projections predictive of actual/future events or that the projections should be relied on for that purpose. In light of the uncertainties inherent in any projected data, MMP unitholders and MGG unitholders are cautioned not to rely on the foregoing projections.

Opinion of Tudor, Pickering, Holt & Co.—Financial Advisor to the MMP Conflicts Committee

At a meeting of the MMP Conflicts Committee held on March 3, 2009, TudorPickering rendered its opinion to the MMP Conflicts Committee that, as of March 3, 2009, and based upon and subject to the factors and assumptions set forth in the opinion, the transformation to be effected pursuant to the simplification agreement was fair from a financial point of view to the holders of the MMP common units, other than affiliates of MMP who are holders of the MGG common units.

The opinion speaks only as of the date it was delivered and not as of the time the simplification will be completed or any other time. The opinion does not reflect any circumstances, developments or events that may occur or have occurred since March 3, 2009, which could significantly alter the value of MMP or MGG or the trading prices of their respective common units, which are among the factors on which TudorPickering’s opinion was based.

The full text of the TudorPickering opinion, dated as of March 3, 2009, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by TudorPickering in rendering its opinion, is attached as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the TudorPickering opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion. The holders of the MMP common units are urged to read the TudorPickering opinion carefully and in its entirety. TudorPickering provided its opinion for the information and assistance of the MMP Conflicts Committee in connection with its consideration of the simplification. The TudorPickering opinion does not constitute a recommendation to any holder of MMP common units as to how such holder should vote with respect to the simplification or any other matter.

TudorPickering’s opinion and its presentation to the MMP Conflicts Committee were among many factors taken into consideration by the MMP Conflicts Committee in approving the simplification agreement and making its recommendation regarding the simplification.

In connection with rendering its opinion described above and performing its related financial analyses, TudorPickering reviewed the following, among other things:

•	the simplification agreement;

•	the form of the amended and restated partnership agreement;

•	the form of contribution agreement;

•	annual reports to unitholders and Annual Reports on Form 10-K of MMP for the five years ended December 31, 2008;

•	Annual Reports on Form 10-K of MGG for the three years ended December 31, 2008;

•	certain Quarterly Reports on Form 10-Q of MMP and MGG;

•	certain other communications from MMP and MGG to their respective unitholders;

•	certain internal financial information and forecasts for MMP and MGG prepared by the senior management of MMP, as reviewed and approved by the MMP Conflicts Committee (the “Forecasts”);

•

certain future capital investment sensitivities to the Forecasts prepared by TudorPickering at the direction of, and as reviewed and approved by, the MMP Conflicts Committee on the basis of certain financial projections and assumptions provided to TudorPickering by the MMP Conflicts Committee (the “Capital Investment Sensitivities”);

•

certain publicly available research analyst reports with respect to the future financial performance of MMP and MGG, which TudorPickering discussed with the senior management of MMP and the MMP Conflicts Committee;

•

certain future crude oil price sensitivities to the Forecasts prepared by TudorPickering at the direction of, and as reviewed and approved by, the MMP Conflicts Committee (the “Crude Oil Price Sensitivities”);

•	certain cost savings and operating synergies projected by the senior management of MMP to result from the simplification, as reviewed and approved by the MMP Conflicts Committee (the “Synergies”).

The Capital Investment Sensitivities included two sensitivity cases:

•

The first case, which is referred to below as Capital Investment Sensitivity Case I, assumes an incremental investment, effective January 1, 2009, of $500 million with earnings based on an assumed 8.0x EBITDA multiple. Capital Investment Sensitivity Case I is assumed to be financed entirely with new debt with a 9.0% interest rate.

•

The second case, which is referred to below as Capital Investment Sensitivity Case II, assumes an acquisition, effective January 1, 2009, for $131 million to be financed entirely with debt available under MMP’s revolving credit facility. The estimated incremental earnings resulting from this acquisition are based on forecasts prepared by the senior management of MMP.

The Crude Oil Price Sensitivities included the following:

	2009E	2010E	2011E	2012E	2013E
2/27/09 Strip Reduced by 15 Percent (1)	39.99	47.41	51.53	54.50	56.73
Current Strip (2/27/09)	47.05	55.78	60.62	64.12	66.74
Last 90-Day Average Strip	53.90	59.56	64.85	68.02	70.29
Wall Street Consensus (2)	53.01	68.37	78.90	85.89	82.85

(1)	Amounts reflect adjustments for crude oil prices as quoted on the New York Mercantile Exchange on February 27, 2009, reduced by 15%.

(2)	Crude oil commodity consensus data as of February 27, 2009. (Thomson Financial)

TudorPickering also held discussions with members of the senior management of MMP and the MMP Conflicts Committee regarding their assessment of the strategic rationale for, and the potential benefits of, the simplification and the past and current business operations, financial condition and future prospects of MMP and MGG. In addition, TudorPickering reviewed the reported price and trading activity for MMP common units and MGG common units, compared certain financial and stock market information for MMP and MGG with similar information for certain other companies the securities of which are publicly traded, compared the financial terms of the simplification agreement with the financial terms of certain recent business combinations in the midstream sector of the energy industry, including business combinations involving master limited partnerships, and performed such other studies and analyses, and considered such other factors, as TudorPickering considered appropriate.

For purposes of its opinion, TudorPickering assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by or for it, or publicly available. In that regard, TudorPickering assumed with the MMP Conflict Committee’s consent (i) that the Forecasts and Synergies were reasonably prepared on a basis reflecting the best estimates available at that time and judgments of the senior management of MMP and the MMP Conflicts Committee, (ii) that such Forecasts and Synergies will be realized in the amounts and within the time periods contemplated thereby and (iii) that any future capital investments by MMP will achieve financial results consistent with the financial assumptions underlying the Capital Investment Sensitivities. TudorPickering also assumed that all governmental, regulatory and other consents or approvals necessary for the consummation of the simplification will be obtained without any adverse effect on MMP, any of the other parties to the simplification agreement, the holders of MMP common units or the expected benefits of the simplification in any meaningful way to TudorPickering’s analysis. In addition, TudorPickering has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of MMP, MGG or any of their respective subsidiaries, and has not been furnished with any such evaluation or appraisal.

TudorPickering’s opinion is necessarily based upon the economic, monetary, market and other conditions as in effect on, and the information made available to it as of, March 3, 2009. TudorPickering has not assumed and has disclaimed expressly any responsibility or obligation to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of its opinion.

The estimates contained in TudorPickering’s analyses and analyses based upon forecasts of future results are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets neither purports to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, as TudorPickering’s analyses and estimates are based upon numerous factors and events beyond the control of the parties and their respective advisors, they are inherently subject to substantial uncertainty, and none of TudorPickering, MMP or any other person assumes responsibility if future results are materially different from those forecast.

TudorPickering’s opinion does not address the relative merits of the simplification as compared to any alternative transaction that might be available to MMP, nor does it address the underlying business decision of MMP to engage in the simplification. TudorPickering’s opinion relates solely to the fairness, from a financial point of view, to the holders of MMP common units, other than affiliates of MMP who are holders of the MGG common units, of the transformation to be effected pursuant to the simplification agreement. TudorPickering does not express any view on, and its opinion does not address, any other term or aspect of the simplification agreement, the amended and restated partnership agreement, the contribution agreement or the simplification, including, without limitation, any consideration received in connection with the simplification by the holders of MMP common units, including officers, directors or employees of MMP, in their capacities as holders of the MGG common units, the fairness of the simplification to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of MMP or any other party to the simplification agreement; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of MMP or any other party to the simplification agreement, or any other class of such persons, in connection with the simplification, whether relative to the transformation to be effected pursuant to the simplification agreement or otherwise. TudorPickering has not been asked to consider, and its opinion does not address, the price at which MMP common units will trade at any time. TudorPickering did not render any legal, regulatory, tax or accounting advice to the MMP Conflicts Committee in connection with the simplification.

The following is a summary of the material analyses employed and factors considered by TudorPickering in rendering its opinion to the MMP Conflicts Committee on March 3, 2009. The following summary, however, does not purport to be a complete description of the financial analyses performed by TudorPickering, nor does the order of analyses described represent relative importance or weight given to those analyses by TudorPickering. Some of the summaries of the financial analyses described below include information presented in tabular format. The tables must be read together with the full text of each summary and alone are not a complete description of TudorPickering’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 27, 2009 and is not necessarily indicative of current market conditions.

For purposes of its analysis, TudorPickering defined EBITDA as net income plus provision (benefit) for income taxes, interest expense (less interest income), depreciation and amortization. Total distributable cash flow to MMP’s and MGG’s unitholders, collectively, represents EBITDA, less net interest expense and maintenance capital expenditures, whereas distributable cash flow to MMP and to MGG, individually, represents the allocation to the unitholders of each entity of distributable cash flow after taking into consideration the incentive distribution rights (“IDRs”) owned indirectly by MGG. Similarly, distributed cash flow to MMP and to MGG represents the allocation to the unitholders of each entity of distributions after taking into consideration estimated distribution coverage ratios as determined by the senior management of MMP, and the IDRs owned indirectly by MGG. For distributable cash flow and distributions attributed to MGG, TudorPickering deducted management’s estimates of the general and administrative expenses of MGG.

Historical Exchange Ratio and Simplification Premium Analyses

TudorPickering derived selected implied historical exchange ratios by dividing the closing price of an MGG common unit by the closing price of an MMP common unit, in each case as of February 27, 2009, and by dividing the average closing price of an MGG common unit by the average closing price of an MMP common unit during selected trading periods from February 10, 2006, the date of the initial public offering (“IPO”) of MGG common units, through February 27, 2009. TudorPickering then derived implied premiums received by the holders of the MGG common units pursuant to the simplification agreement on a per common unit basis by dividing the 0.6325 transformation ratio contemplated under the simplification agreement by the respective selected implied historical exchange ratios. TudorPickering then derived the implied premium of the implied price received by the holders of MGG common units pursuant to the simplification agreement on a per common unit basis to the closing price of a MGG common unit on February 27, 2009 and the average price of an MGG common unit during selected periods from February 10, 2006 through February 27, 2009. The implied price received by the holders of MGG common units pursuant to the simplification agreement was derived by multiplying the transformation ratio of 0.6325 MMP common units per MGG common unit by the February 27, 2009 closing price per MMP common unit of $31.80.

The following table sets forth the results of these analyses:

	Unit Price		Implied Exchange Ratio	Implied Premium at 0.6325	Premium of Implied Price at 0.6325
	MMP	MGG
February 27, 2009 closing	$31.80	$15.92	0.501x	26.3%	26.3%
1-Month Average	$33.45	$15.73	0.470x	34.5%	27.9%
3-Month Average	$31.78	$15.08	0.475x	33.3%	33.4%
6-Month Average	$31.79	$16.24	0.511x	23.9%	23.9%
1-Year Average	$35.33	$19.60	0.555x	14.0%	2.6%
Average since MGG’s IPO	$38.48	$23.01	0.598x	5.8%	(12.6)%

Discounted Cash Flow Analysis of MMP

TudorPickering performed discounted cash flow analyses to calculate the implied values of MMP common units. TudorPickering performed a discounted cash flow analysis of projected distributable cash flow to MMP, after taking into consideration the general partner’s 1.9826% general partner interest in MMP and the IDRs for the years 2009 through 2013 and applied a terminal year cash flow multiple to estimated 2014 distributed cash flow to MMP. TudorPickering then divided the resulting equity value by the number of MMP common units outstanding as of February 27, 2009 to calculate the implied value per MMP common unit.

TudorPickering performed separate discounted cash flow analyses based on the following scenarios: (i) the Forecasts, (ii) the Forecasts with Capital Investment Sensitivity Case I and (iii) the Forecasts with Capital Investment Sensitivity Case II. TudorPickering performed each of these analyses using the Crude Oil Price Sensitivities and both on a stand-alone basis and pro forma for the simplification. The range of discount rates used for the stand-alone and pro forma analyses were 9% to 13% and 10% to 14%, respectively. The range of terminal year cash flow multiples used for the stand-alone and pro forma analyses were 10x to 14x and 11x to 15x, respectively.

TudorPickering also calculated, for each of the discounted cash flow scenarios, the implied range of accretion/dilution to MMP common units resulting from the simplification relative to MMP common units on a stand-alone basis based, for each such scenario, on the medians for such scenario of the implied pro forma and stand-alone discounted cash flow ranges for the 2/27/09 Strip Reduced by 15 Percent and the Wall Street Consensus, as described above in the discussion of the Crude Oil Price Sensitivities.

Below is a table summarizing the results of these analyses:

	MMP Common Unit Implied Value Range				Discounted Cash Flow Accretion/(Dilution)
	Stand-alone		Pro Forma
	Median of 2/27/09 Strip Reduced by 15 Percent	Median of Wall Street Consensus	Median of 2/27/09 Strip Reduced by 15 Percent	Median of Wall Street Consensus	Low	High
Forecasts	$37.96	$40.28	$37.95	$40.92	(0.0)%	1.6%
Forecasts, with Capital Investment Sensitivity Case I	$40.15	$42.47	$40.78	$43.75	1.6%	3.0%
Forecasts, with Capital Investment Sensitivity Case II	$38.88	$41.21	$39.14	$42.11	0.7%	2.2%

Selected Transactions Analysis—Oil and Gas Midstream Industry

Using publicly available information and third-party research, TudorPickering calculated multiples of transaction value to estimated EBITDA for the forward year, based on the purchase prices paid in selected publicly announced transactions involving companies in the oil and gas midstream industry. The selected transactions were chosen because the target companies were deemed to be similar to MMP in one or more respects, including nature of the business, size and geographic concentration. TudorPickering then multiplied the high and low values from the range of selected transaction multiples by MMP’s projected 2009 EBITDA, based on the Forecasts. TudorPickering then subtracted MMP’s total outstanding debt, net of cash, as of December 31, 2008 and the trading value of the MGG common units as of February 27, 2009 from each valuation and divided the resulting equity value of MMP by the number of MMP common units outstanding as of February 27, 2009 to calculate the implied value ranges for MMP on a per common unit basis.

The following tables set forth the selected transactions reviewed and the results of these analyses:

Acquirer	Seller
Duncan Energy Partners L.P.	Enterprise Product Partners L.P.
El Paso Pipeline Partners, L.P.	El Paso Corporation
Kinder Morgan Energy Partners, L.P.	Knight, Inc.
TC Pipelines, LP	El Paso Corporation
TransCanada Corporation	El Paso Corporation
TC Pipelines, LP	Sierra Pacific Resources, Inc.
Energy Transfer Partners, L.P.	General Electric Company; Southern Union Company
Plains All American Pipeline, L.P.	Pacific Energy Partners, L.P.; LB Pacific, LP
Plains All American Pipeline, L.P.	BP p.l.c.
TC Pipelines, LP	ONEOK Partners, L.P.
Atlas Pipeline Partners, L.P.	OGE Energy Corp.
TransCanada Corporation	National Energy & Gas Transmission, Inc.
Enbridge Inc.	Shell US Gas & Power LLC; Royal Dutch Shell plc

Selected Transactions Transaction Value to Forward Year EBITDA Multiple		MMP Common Unit Implied Valuation Range
6.8x	13.0x	$14.69	$55.49

Comparable Master Limited Partnership Trading Analysis

TudorPickering reviewed and compared certain financial, operating and stock market information for 21 master limited partnerships (“MLPs”), including: Boardwalk Pipeline Partners, LP, Buckeye Partners, L.P.,

Duncan Energy Partners L.P., El Paso Pipeline Partners, L.P., Enbridge Energy Partners, L.P., Energy Transfer Partners, L.P., Enterprise Products Partners L.P., Genesis Energy, L.P., Holly Energy Partners, L.P., Inergy, L.P., Kinder Morgan Energy Partners, L.P., Martin Midstream Partners L.P., NuStar Energy L.P., ONEOK Partners, L.P., Plains All American Pipeline, L.P., Spectra Energy Partners, LP, Sunoco Logistics Partners L.P., TC PipeLines, LP, TEPPCO Partners, L.P., TransMontaigne Partners L.P. and Williams Pipeline Partners L.P. TudorPickering selected these MLPs because they are publicly traded partnerships with operations that, for purposes of analysis, may be considered similar to the operations of MMP in one or more respects.

For each of the comparable MLPs, TudorPickering calculated the multiple of enterprise value to estimated EBITDA for the year ended December 31, 2009 using third-party research estimates and publicly available information. For each comparable MLP, TudorPickering first calculated the equity value by multiplying the number of common units and subordinated units, as appropriate, outstanding as of the most recently reported date by the closing price per common unit on February 27, 2009, then divided by one minus the percentage of cash flows received by each partnership’s respective general partner interest and incentive distribution rights, as applicable, based on the most recent quarterly distribution paid, to derive the total implied equity value of each partnership. TudorPickering then calculated each partnership’s enterprise value by adding the book value of any other securities outstanding and the total outstanding debt balance, net of cash, as of the most recently reported date. TudorPickering then divided the resulting estimated enterprise value for each partnership by their respective estimated EBITDA for the year ended December 31, 2009 to calculate the multiple of enterprise value to EBITDA. TudorPickering multiplied the high and low values from the range of comparable MLP multiples by MMP’s estimated 2009 EBITDA based on the Forecasts to calculate the implied enterprise value range for MMP. TudorPickering then subtracted MMP’s total outstanding debt, net of cash, as of September 30, 2008 and the closing value of the MGG common units as of February 27, 2009 from each valuation and divided the resulting equity value by the number of MMP common units outstanding as of February 27, 2009 to determine the implied value range for MMP on a per common unit basis.

The following table sets forth the results of these analyses:

Comparable MLP Enterprise Value to 2009E EBITDA Multiple		MMP Common Unit Implied Valuation Range
6.2x	13.9x	$10.69	$61.10

Discounted Cash Flow Analysis of MGG

TudorPickering performed discounted cash flow analyses to calculate the implied values of MGG’s 100% indirect ownership of the IDRs and 1.9826% general partner interest in MMP, less its partnership expenses, as estimated by management of MGG. TudorPickering performed a discounted cash flow analysis of projected distributable cash flow to MGG for the years 2009 through 2013 and applied a terminal year cash flow multiple to estimated 2014 distributed cash flow. TudorPickering performed separate discounted cash flow analyses based on the following scenarios: (i) the Forecasts, (ii) the Forecasts with Capital Investment Sensitivity Case I and (iii) the Forecasts with Capital Investment Sensitivity Case II. TudorPickering performed each of these analyses using the Crude Oil Price Sensitivities. The range of discount rates used for the analyses was 10% to 15%. The range of terminal year cash flow multiples used for the analyses was 11x to 17x.

TudorPickering then calculated the range of implied values of MMP common units to be received for each MGG common unit in connection with the simplification agreement by multiplying the range of implied values of an MMP common unit, pro forma for the simplification, under each MMP discounted cash flow scenario, by the 0.6325 transformation ratio contemplated under the simplification agreement.

The following table sets forth the results of these analyses:

	Implied Value Range of MGG Common Unit		Implied Value Range of MMP Common Units Received
	Low	High	Low	High
Forecasts	$18.79	$33.64	$20.07	$30.75
Forecasts, with Capital Investment Sensitivity Case I	$20.70	$36.83	$21.54	$32.90
Forecasts, with Capital Investment Sensitivity Case II	$19.62	$34.93	$20.70	$31.63

Selected Transactions Analysis—Oil and Gas Midstream Industry General Partners and General Partner Holding Companies

Using publicly available information, TudorPickering calculated multiples of transaction value to certain financial data, based on the purchase prices paid in selected publicly announced transactions involving general partners or general partner holding companies in the oil and gas midstream industry. The selected transactions were chosen because the target companies were deemed to be similar to MGG in one or more respects, including structure, the nature of the underlying business, size and geographic concentration. For each of the selected transactions, TudorPickering calculated multiples of implied equity value of general partner interests and IDRs (excluding the value of any limited partnership interests owned by each respective general partner entity) to projected cash flow attributable to such IDRs and general partner interests for the forward year, based on the percentage of incremental cash flow that such general partner was entitled to receive in respect of its general partner interest and IDRs at the time of the acquisition. TudorPickering separated the selected transactions into two groups based on whether the general partners received greater than 40% of incremental distribution increases coming from the underlying partnership. TudorPickering considered only those transactions where the general partners were entitled to receive greater than 40% of incremental distribution increases coming from the underlying partnership in calculating the high, low and median selected transaction multiples. TudorPickering then multiplied the high and low values from the range of selected transaction multiples by the projected cash flow, based on the Forecasts, to be distributed to MGG in 2009 in respect of the general partner interest and IDRs in MMP, less partnership expenses, and then divided the resulting implied values for MGG by the number of MGG common units outstanding as of February 27, 2009 to calculate the range of implied values of MGG on a per common unit basis. TudorPickering then calculated the range of implied values of MMP common units to be received for each MGG common unit in connection with the simplification by multiplying the range of implied values of an MMP common unit, pro forma for the simplification, under the MMP discounted cash flow scenario based on the Forecasts, by the 0.6325 transformation ratio contemplated under the simplification agreement.

The following table sets forth the selected transactions reviewed and the results of these analyses:(1)

Acquirer	Target
MarkWest Energy Partners, L.P.	MarkWest Hydrocarbons, Inc.
General Electric Capital Corporation	Regency GP LP
ArcLight Capital Partners LLC; Kelso & Company, L.P.; Lehman Brothers Holdings Inc.	Buckeye GP Holdings L.P.
Plains All American Pipeline, L.P.	Pacific Energy Partners, L.P.
Enterprise GP Holdings L.P.	TEPPCO GP, Inc.
Valero LP	Kaneb Services LLC
ONEOK, Inc.	Northern Border GP
Enterprise Products Partners L.P.	GulfTerra Energy Co LLC
Magellan Midstream Partners, L.P.	Williams Energy Partners LP

(1)	Includes selected transactions that were reviewed but not considered in calculating the selected transaction multiples

Selected Transactions Transaction Value to Forward Year GP/IDR Cash Distributions Received		MGG Common Unit Implied Valuation Range		MMP Common Units Received Implied Valuation Range
Range	Median	Low	High	Low	High
9.5x - 24.7x	17.9x	$16.20	$42.11	$9.29	$35.10

Comparable Company Trading Analysis—Publicly Traded General Partners of MLPs

TudorPickering reviewed and compared certain financial, operating and stock market information of MGG to corresponding information of eight publicly traded general partners of MLPs, including: Atlas Pipeline Holdings , L.P.; Buckeye GP Holdings L.P.; Crosstex Energy, Inc.; Energy Transfer Equity, L.P.; Enterprise GP Holdings L.P.; Hiland Holdings GP, LP; Inergy Holdings , L.P. and NuStar GP Holdings , LLC. TudorPickering excluded from its analysis all MLPs that had significantly reduced distributions, and were therefore considered distressed, including Atlas Pipeline Holdings, LP, Crosstex Energy, Inc. and Hiland Holdings GP, LP.

For each of the comparable general partners, TudorPickering calculated the multiple of projected cash flow distributions for the year ended December 31, 2009 (attributable to IDRs and general partner interests) to the implied value of the general partner interest and IDRs held by such general partner. TudorPickering calculated the implied value of the general partner interest and IDRs for each comparable general partner by multiplying the number of common units outstanding for the general partner as of the most recently reported date by the closing common unit price on February 27, 2009 and subtracting the total outstanding debt, net of cash, as of the most recently reported date as well as the market value, as of February 27, 2009, of any common or subordinated units of the related master limited partnership held by the general partner. TudorPickering utilized third-party research estimates and publicly available information to calculate these multiples.

TudorPickering multiplied the high and low values from the multiples by the projected cash flow, based on the Forecasts, to be distributed to MGG in 2009 in respect of its general partner interest and its IDRs in MMP, less partnership expenses, and then divided the resulting implied values of MGG by the number of MGG common units outstanding as of February 27, 2009 to calculate the range of implied values for MGG on a per common unit basis. TudorPickering then calculated the range of implied values of MMP common units to be received for each MGG common unit in connection with the simplification by multiplying the range of implied values of an MMP common unit, pro forma for simplification, under the MMP discounted cash flow scenarios based on the Forecasts, by the 0.6325 transformation ratio contemplated under the simplification agreement.

Comparable Companies Equity Value of General Partner Interest and IDRs to 2009E Cash GP/IDR Distributions Received Multiple		MGG Common Unit Implied Valuation Range		MMP Common Units Received Implied Valuation Range
Range	Median	Low	High	Low	High
8.6x - 11.8x	10.1x	$14.66	$20.12	$6.76	$38.65

Pro Forma Analysis

TudorPickering analyzed the pro forma impact of the simplification on the estimated distributable cash flow to the holders of MMP common units on a per common unit basis for the years 2009 through 2013 based on the following scenarios: (i) the Forecasts, (ii) the Forecasts with Capital Investment Sensitivity Case I and (iii) the Forecasts with Capital Investment Sensitivity Case II. TudorPickering performed each of these analyses based on the Crude Oil Price Sensitivities. Under the Forecasts scenario, the simplification results in dilution in distributable cash flow per MMP common unit through 2013. For the Forecasts with Capital Investment Sensitivity Case I scenario, the Simplification results in dilution in distributable cash flow per MMP common unit through either 2012 or 2013, depending on the particular Crude Oil Price Sensitivity used. For the Forecasts with Capital Investment Sensitivity Case II scenario, the simplification results in dilution in distributable cash flow per MMP common unit through 2013.

The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, TudorPickering used several analytical methodologies and did not attribute any particular weight to any particular methodology or factor considered by it. Moreover, each analytical methodology has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, TudorPickering believes that no one single method of analysis necessarily should be regarded as critical to the overall conclusion reached by TudorPickering and that its analyses must be considered as a whole. Selecting portions of TudorPickering’s analyses and of the factors considered by it, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying TudorPickering’s opinion. The conclusion reached by TudorPickering as to fairness, therefore, is based on the application of TudorPickering’s own experience and judgment as to all analyses and factors considered by TudorPickering, taken as a whole.

No company or transaction used in the analyses above is identical to MMP, MGG or the simplification. Accordingly, these analyses must take into account differences in the financial and operating characteristics of the selected companies, differences in the structure and timing of the selected transactions and other factors that would affect the public trading value and acquisition value of the companies considered.

The financial terms of the transformation were determined through arms’-length negotiations between the MMP Conflicts Committee and the MGG Conflicts Committee and were approved by each of these committees. TudorPickering participated in certain negotiations leading to the determination of the transformation ratio and provided advice to the MMP Conflicts Committee during these negotiations. TudorPickering did not, however, recommend any specific financial terms of the transformation to the MMP Conflicts Committee or assert that any specific financial terms of the transformation constituted the only appropriate financial terms of the transformation.

TudorPickering and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. TudorPickering also engages in securities trading and brokerage, private equity activities, equity research and other financial services, and in the ordinary course of these activities, TudorPickering and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of MMP, any of the other parties to the simplification agreement and any of their respective affiliates and (ii) any currency or commodity that may be involved in the simplification and the other matters contemplated by the simplification agreement. In addition, TudorPickering and its affiliates and certain of its employees, including members of the team performing services in connection with the simplification, as well as certain private equity funds associated or affiliated with TudorPickering in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including MGG and its affiliates.

TudorPickering may provide investment banking and other financial services to MMP or to any of the other parties to the simplification agreement or their respective equity holders, unitholders, affiliates or portfolio companies in the future. In connection with such investment banking or other financial services, TudorPickering may receive compensation.

The MMP Conflicts Committee selected TudorPickering to act as its financial advisor, and to render a fairness opinion, in connection with the simplification because of TudorPickering’s expertise, reputation, familiarity and experience with the energy industry, including recent business combinations in the midstream sector of the energy industry and recent business combinations involving MLPs. Pursuant to the terms of the engagement letters dated April 23, 2008 and October 9, 2008, between TudorPickering and the MMP Conflicts Committee, MMP paid TudorPickering a retainer of $125,000 upon signing of the April 23rd engagement letter and will continue to pay an additional retainer payment of $125,000 upon each quarterly anniversary thereafter. Additionally, MMP paid TudorPickering a fee of $1,000,000 upon delivery of TudorPickering’s fairness opinion. MMP has also agreed to pay TudorPickering an additional fee of $3,000,000, reduced by any retainer and fairness opinion fees paid, upon closing of the simplification. In addition, MMP has agreed to reimburse TudorPickering for its reasonably incurred out-of-pocket expenses resulting from or arising out of the engagement, including fees and expenses of its legal counsel. MMP has also agreed to indemnify TudorPickering, its affiliates and their respective officers, directors, partners, agents, employees and controlling persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of Lazard Frères & Co. LLC—Financial Advisor to the MGG Conflicts Committee

The MGG Conflicts Committee retained Lazard to act as financial advisor to and render an opinion to the MGG Conflicts Committee as to the fairness, from a financial point of view, to holders of MGG common units of the Consideration (as defined in such opinion) (the “Consideration”) to be paid to such holders in the simplification. On March 3, 2009, Lazard rendered its opinion to the MGG Conflicts Committee, that, as of such date, and based upon and subject to the assumptions made, procedures followed, matter considered, and qualifications and limitations set forth therein, the Consideration to be paid to holders of MGG common units (other than MMP, MMP’s general partner or MGG’s general partner, which, together with their respective affiliates, we collectively refer to in this section as “excluded holders”) in the simplification was fair, from a financial point of view, to such holders. Consideration, for the purposes of the Lazard opinion, means the 0.6325 MMP common units for each MGG common unit that holders of MGG common units will receive as a result of the simplification.

The full text of Lazard’s written opinion, dated March 3, 2009, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion is attached to this joint proxy statement/prospectus as Annex F and is incorporated into this joint proxy statement/prospectus by reference. The description of Lazard’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex F. We encourage you to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s opinion was directed to the MGG Conflicts Committee for the information and assistance of the MGG Conflicts Committee in connection with its evaluation of the simplification and only addressed the fairness, from a financial point of view, to the holders of MGG common units of the Consideration to be paid to certain holders of MGG common units in the simplification as of the date of Lazard’s opinion. The MGG Conflicts Committee did not request Lazard to consider, and Lazard’s opinion did not address, the relative merits of the simplification as compared to any other transaction or business strategy in which MGG might engage or the merits of the underlying decision by MGG to engage in the simplification. Lazard’s opinion was not intended to and does not constitute a recommendation to any holder of MGG common units as to how such holder should vote or act with respect to the simplification or any matter relating thereto. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of Lazard’s opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard’s opinion. Lazard’s opinion did not express any opinion as to the prices at which common units of MGG or MMP may trade at any time subsequent to the announcement of the simplification.

The following is a summary of Lazard’s opinion. We encourage you to read Lazard’s written opinion carefully in its entirety.

In connection with its opinion, Lazard:

•	Reviewed the financial terms and conditions of a draft of the simplification agreement dated March 1, 2009;

•	Analyzed certain publicly available historical business and financial information relating to MGG and MMP;

•

Reviewed various financial forecasts and other data provided to Lazard by MGG relating to the business of MGG and financial forecasts and other data provided to Lazard by MMP relating to the business of MMP;

•	Analyzed financial forecasts of MGG and MMP, respectively, under various commodity price scenarios and business assumption cases;

•	Held discussions with members of the senior management of MGG and MMP with respect to the businesses and prospects of MGG and MMP, respectively;

•	Reviewed public information with respect to certain other companies Lazard believed to be generally relevant in evaluating the businesses of MGG and MMP, respectively;

•	Reviewed the financial terms of certain business combinations involving companies Lazard believed to be generally relevant in evaluating the businesses of MGG and MMP, respectively;

•	Reviewed historical unit prices and trading volumes of the common units of MGG and MMP, respectively;

•	Reviewed the potential pro forma financial impact of the simplification based on financial forecasts with respect thereto as provided to Lazard by senior management of MGG and MMP; and

•	Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of MGG or MMP or concerning the solvency or fair value of MGG or MMP, and Lazard was not furnished with such valuation or appraisal. At the direction of the MGG Conflicts Committee, for purposes of its analyses, Lazard used the financial forecasts provided to it by senior management of MGG and MMP on January 12, 2009. With respect to the financial forecasts that Lazard reviewed, Lazard assumed, with the consent of MGG, that they had been reasonably prepared on basis reflecting the best currently available estimates and judgments of the senior management of MGG and MMP as to the future financial performance of MGG and MMP. Lazard assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based.

In rendering its opinion, Lazard was not authorized to, and Lazard did not, solicit indications of interest from third parties regarding a potential transaction with MGG.

In rendering its opinion, Lazard assumed, with the consent of the MGG Conflicts Committee, that the simplification would be consummated on the terms described in the simplification agreement, without any waiver or modification of any material terms or conditions of the simplification agreement. Lazard also assumed, with the consent of the MGG Conflicts Committee, that obtaining the necessary regulatory or third party approvals and consents for the simplification would not have an adverse effect on MGG or MMP. Lazard further assumed that (i) the simplification will not result in the termination of MMP as a partnership for U.S. federal income tax purposes, (ii) the simplification will not result in any gain or loss to the holders of MGG common units for U.S. federal income tax purposes and (iii) the terms of any management, administrative or other services provided by MGG’s general partner or its affiliates to MMP or any of its affiliates, taken as a whole, will be no less favorable to MMP and its affiliates than the terms in place prior to consummation of the simplification. Lazard’s opinion did not address any legal, tax, regulatory or accounting matters, as to which Lazard understood that MGG obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects of the simplification (other than the Consideration to the extent expressly specified in Lazard’s opinion). In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the simplification, or class of such persons, relative to the Consideration or otherwise.

The following is a brief summary of the material financial analyses and reviews that Lazard deemed appropriate in connection with rendering its opinion. The brief summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description. Considering selected portions of the analyses and reviews or the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any factor, analysis or review considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of MGG and MMP. No company, business or transaction used in Lazard’s analyses and reviews as a comparison is identical to MGG, MMP or the simplification, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

Lazard’s Financial Analyses

The following is a summary of the financial analyses and reviews performed by Lazard in connection with providing its opinion to the MGG Conflicts Committee on March 3, 2009 and presented on that date.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 2, 2009 and is not necessarily indicative of current market conditions.

Valuation Analyses

Discounted Cash Flow Analysis. Lazard performed a discounted cash flow analysis analyzing the present value of MGG and MMP, without giving effect to the proposed simplification, based on financial projections for the ten year period beginning on January 1, 2009. The financial projections were prepared by the senior management of MMP and MGG and, provided to Lazard on January 12, 2009. Lazard analyzed the financial projections as provided by senior management of MMP and MGG based on several crude oil futures pricing scenarios, including (i) constant $40 crude oil pricing over the forecast period, (ii) constant $60 crude oil pricing over the forecast period, (iii) constant $80 crude oil pricing over the forecast period; (iv) projected crude oil pricing provided by MMP and MGG senior management on January 12, 2009 as part of the financial forecast; and (v) updated crude oil futures pricing as of February 24, 2009. In addition, Lazard analyzed the financial projections based on a modified set of business and financing assumptions, including an additional assumed $50 million in growth capital expenditures in each of the years included in the projected financials and an assumed $500 million acquisition to be completed during 2009, under the various crude pricing scenarios detailed above to determine the financial impact.

For the MGG common units, Lazard based its discounted cash flow analysis on the projected distributions, including associated general partner general and administrative expenses, per MGG common unit and an estimated multiple applied to potential distributable cash flow, including associated general partner general and administrative expenses, per MGG common unit in the terminal year. Lazard assumed equity discount rates of approximately 10.0% - 13.0% based on the equity cost of capital of selected comparable publicly traded general partners of master limited partnerships and a terminal multiple range of approximately 10.5x - 13.5x. The terminal multiple range was determined based on the inverse of an assumed range of cost of equity returns and a three percent long-term distribution growth rate.

For the MMP common units, Lazard based its discounted cash flow analysis on the projected distributions per MMP common unit and an estimated multiple applied to potential distributable cash flow per MMP common unit in the terminal year. Lazard assumed equity discount rates of approximately 9.0% - 12.0% based on the equity cost of capital of selected comparable publicly traded master limited partnerships and a terminal multiple range of approximately 10.0x - 11.5x. The terminal multiple range was determined based on the inverse of an assumed range of cost of equity returns and a one percent long-term distribution growth rate.

Based on the foregoing, Lazard determined a reference range per MGG common unit of approximately $21.50 to $25.00 per common unit and a reference range per MMP common unit of approximately $36.25 and $39.50 per common unit. The implied reference ranges per common unit for MGG and MMP were then used to derive an implied transformation ratio range of 0.596x to 0.635x. The low end of the transformation ratio range was calculated by dividing the low end of the MGG per common unit reference range by the low end of the MMP per common unit reference range. The high end of the transformation ratio range was calculated by dividing the high end of the MGG per common unit reference range by the high end of the MMP per common unit reference range.

Comparable Companies Analysis. Lazard utilized publicly available information to calculate equity market capitalization multiples of distributable cash flow estimated for 2009 and 2010 and distributions for the fourth quarter 2008 annualized and estimated for 2009 and 2010 for five publicly traded general partners of master limited partnerships. Estimated distributable cash flow and distributions were based on research analyst estimates. The equity market capitalization data for the general partner entities was adjusted to exclude the public market value of any limited partner units held in the associated master limited partnership. The distributable cash flow and distributions of the general partner entities were also adjusted to exclude contributions resulting from the limited partnership units held in the associated master limited partnership and incorporated the general and administrative expenses associated with each general partner.

The following sets forth the general partner entities reviewed based on the comparability of the operating and financial characteristics of these entities to those of MGG:

•	Enterprise GP Holdings L.P.

•	Energy Transfer Equity, L.P.

•	Buckeye GP Holdings L.P.

•	NuStar GP Holdings, LLC

•	Atlas Pipeline Holdings, L.P.

The maximum, mean, median and minimum multiples for the five publicly traded general partner entities are set forth below. The table also includes benchmark multiple ranges selected by Lazard based on a review of the comparable company multiples:

Measure	Maximum	Mean	Median	Minimum	Benchmark Range
Implied GP Value/2009E GP Distributable Cash Flow	8.4x	7.0x	7.2x	5.3x	7.0x	9.0x
Implied GP Value/2010E GP Distributable Cash Flow	9.0x	6.8x	6.9x	5.0x	6.0x	8.0x
Implied GP Value/Q4 2008 GP Distribution	10.5x	8.2x	10.1x	4.8x	9.0x	10.5x
Implied GP Value/2009E GP Distribution	10.5x	9.5x	10.0x	7.5x	8.5x	10.5x
Implied GP Value/2010E GP Distribution	9.6x	7.8x	8.2x	5.8x	8.0x	9.5x

Lazard applied the benchmark multiples corresponding to estimated 2009 and 2010 distributable cash flow and distributions for the fourth quarter of 2008 annualized and estimated for 2009 and 2010 for MGG to determine the implied unit price reference ranges. Lazard determined an implied reference range of approximately $13.00 to $15.00 per MGG common unit based on this analysis. In determining the implied exchange ratio reference range for this analysis, the implied MGG per unit price reference range of $13.00 to $15.00 was divided by the closing common unit price of MMP on March 2, 2009 of $29.65 per unit, resulting in an implied exchange ratio range of approximately of 0.438x to 0.506x.

Comparable Transaction Analysis. Lazard reviewed selected publicly available information for 20 transactions involving general partners of master limited partnerships between October 1997 and January 2009. In selecting the representative general partner transactions, Lazard focused on the nine transactions that involved a general partner that had reached the highest level of incentive distribution rights and received greater than 15% of total distributions made by the underlying master limited partnership as these transactions were deemed most relevant given the current and forecasted economic split of distributions received by MGG.

Using publicly available information, Lazard calculated equity purchase price multiples for 2009 and 2010 estimated distributions to MGG. Estimated distributable cash flow and distributions were based on research analyst estimates.

Lazard analyzed the following general partner transactions:

Acquiror	Target	Announcement Date
Harold Hamm (Majority Owner)	Hiland Holdings GP, LP	15 Jan 09(1)
ArcLight /Kelso & Co.	Buckeye GP Holdings L.P.	21 Oct 08(1)
Occidental Petroleum Corp.	Plains All American Pipeline, L.P.	2 Jul 08(1)
MarkWest Energy Partners, L.P.	MarkWest Hydrocarbon, Inc.	5 Sep 07(1)
General Electric	Regency Energy (HM Capital)	19 Jun 07
Plains All American	LB Pacific (Pacific Energy Partners)	12 Jun 06
ArcLight, Kelso and Lehman Brothers	Buckeye GP Holdings L.P.	3 Apr 07(1)
EPCO	TEPPCO Partners, L.P.	24 Feb 05(1)
EPCO	GulfTerra Energy Partners, L.P.	14 Jan 05
Valero L.P.	Kaneb Pipe Line Partners, L.P.	1 Nov 04
Lehman Brothers	Pacific Energy Partners, L.P.	29 Oct 04
ONEOK, Inc.	Northern Plains (Northern Border)	16 Sep 04
Riverstone	Glenmoor, Ltd. (Buckeye)	5 Mar 04(1)
Vulcan Energy Corporation	Plains Resources Inc.	19 Feb 04
Enterprise Products Partners, L.P.	GulfTerra Energy Partners, L.P.	15 Dec 03(1)
Goldman Sachs	GulfTerra Energy Partners, L.P.	3 Oct 03(1)
Madison Dearborn/Riverstone	Williams Energy Partners, L.P.	21 Apr 03(1)
Investor Group/Management	Plains All American Pipeline, L.P.	9 May 01(1)
KN Energy, Inc.	Kinder Morgan, Inc.	8 Jul 99(1)
Kinder Morgan Energy Partners, L.P.	Santa Fe Pacific Pipeline Partners, L.P.	18 Oct 97

(1)	Indicates transaction in which general partner entity economic interest in total distributions of the associated master limited partnership exceeded fifteen percent and had reached the highest level of incentive distribution rights.

The maximum, mean, median and minimum multiples for the general partner transactions are set forth below. The table also includes benchmark multiple ranges selected by Lazard based on a review of the implied multiples in the selected transactions. Lazard applied the benchmark multiples to MGG’s 2009 and 2010 estimated distributions, including associated general partner general and administrative costs, to determine the implied reference unit price ranges for MGG.

Measure	Maximum	Mean	Median	Minimum	Benchmark Range

GP Purchase Price/Current Year’s Distributions	33.5x	17.0x	14.4x	11.2x	13.0x	17.0x
GP Purchase Price/Next Year’s Distributions	22.4x	13.6x	11.6x	8.4x	11.0x	15.5x

Lazard also performed a premium analysis for the same universe of transactions, which compared the implied transaction multiple for the target company with the same multiple of the underlying master limited partnership at the time of announcement. The maximum, mean, median and minimum implied premiums to the corresponding multiple for the underlying master limited partnerships and the resulting adjusted multiples for the general partner transactions are set forth below. The table also includes benchmark multiple ranges selected by Lazard based on a review of the implied multiples in the selected transactions.

Measure	Maximum		Mean		Median		Minimum		Benchmark Range
Implied Premium to Current Year’s MLP Multiple	125.0%		14.6%		3.2%		(11.4)%		(11.4)%		3.2%
Implied Premium to Next Year’s MLP Multiple	19.0%		(1.5)%		(2.0)%		(22.7)%		(22.7)%		(2.0)%
Adjusted General Partnership Current Year’s Multiple	22.5	x	11.5	x	10.3	x	8.9	x	9.0	x	10.5	x
Adjusted General Partnership Next Year’s Multiple	11.7	x	9.7	x	9.7	x	7.6	x	8.0	x	9.5	x

Lazard applied the benchmark multiples to MGG’s 2009 and 2010 estimated distributions, including associated general partner general and administrative costs, to determine the implied unit price ranges for MGG.

Lazard calculated an implied reference range of approximately $13.25 to $26.00 per MGG common unit based the benchmark multiple ranges determined by this analysis. In determining the implied exchange ratio reference range for this analysis, the implied MGG reference range price of $13.25 to $26.00 per unit was divided by the closing common unit price of MMP on March 2, 2009 of $29.65 per unit, resulting in an implied exchange ratio range of approximately of 0.447x to 0.877x.

Other Reviews

Accretion / Dilution Analysis. Lazard analyzed the pro forma financial effect of the proposed simplification for the fiscal years ended 2009 through 2013 using the projections of MMP and MGG as described in the “—Financial Projections Provided to Financial Advisors” section above utilizing (i) crude oil futures pricing provided by MMP and MGG senior management on January 12, 2009 as part of the financial forecast and (ii) updated crude oil futures pricing as of February 24, 2009. This analysis indicated that the simplification should be accretive to estimated distributable cash flow and estimated distributions per MGG common unit in each year assuming both crude oil futures pricing scenarios. This analysis assumed that the simplification was completed on January 1, 2009.

Implied Premium Analysis. Lazard calculated the premiums implied by comparing the per unit implied Consideration, for the specified historical periods, to the holders of MGG common units based on the 0.6325x exchange ratio offered by MMP and the MMP closing common unit price for the specified historical periods. The specified periods of historical per unit trading data for MGG and MMP analyzed were (i) between March 3, 2008 and March 2, 2009 and (ii) since February 10, 2006, the date of MGG’s initial public offering with respect to average closing prices. The calculated results are as follows:

	Historical Market Price		Offer Premium at 0.6325x
Period	MGG	MMP
1-Day Prior (March 1, 2009)	$15.92	$31.80	26%
20-Days Prior	$15.55	$34.24	39%
2-Months Prior	$14.70	$32.51	40%
3-Months Prior	$12.52	$28.11	42%
20-Day Average	$15.70	$33.04	33%
2-Month Average	$15.72	$33.11	33%
3-Month Average	$15.13	$31.82	33%
52-Week High	$25.96	$44.24	8%
52-Week Low	$11.28	$18.85	6%
Average Since IPO	$23.00	$38.46	6%

Lazard further reviewed premiums associated with acquisition transactions for which at least a portion of the consideration consisted of equity (stock or units) from the following time periods: (i) energy / oil and gas transactions from January 2007 through June 2008, (ii) energy / oil and gas master limited partnerships from October 1997 through September 2007, (iii) all transactions completed from September 2007 through September 2008 and (iv) all transactions completed from October 2008 through January 2009. Based on these premiums, the resulting implied exchange ratio range is approximately 0.531x to 0.708x.

Historical Yield Analysis. Lazard reviewed the historical maximum, mean, median and minimum distribution yields for MGG and MMP common units and the distribution yield spreads between MGG and MMP common units subsequent to MGG’s initial public offering. Lazard further utilized publicly available information to review similar metrics for five publicly traded general partners and their associated master limited partnerships. Lazard determined a reference range per MGG common unit using (i) MGG’s distribution per unit for the fourth quarter of 2008 annualized, (ii) maximum, mean and minimum distribution yield spreads between general partners and limited partnerships, and (iii) MMP’s distribution yield based on the closing common unit price of MMP on March 2, 2009 of $29.65 per unit and MMP’s distribution per unit for the fourth quarter of 2008 annualized. The low end and high end of the implied reference range was then divided by the closing common unit price of MMP of $29.65 per unit to derive an implied exchange ratio range of approximately 0.522x to 0.810x.

Analyst Price Targets. Using publicly available information, Lazard reviewed research analyst price targets for MGG and MMP common units. Lazard divided MGG research analyst price targets by their respective MMP research analyst price targets to derive implied exchange ratios. Based on the foregoing, Lazard determined an implied exchange ratio range of approximately 0.575x to 0.789x utilizing the low end and high end of these results.

Historical Trading Ratio Analysis. Lazard analyzed the historical trading ratios as the closing price of MGG common units divided by the corresponding closing price of MMP common units for the specified periods from March 2, 2008 to March 2, 2009 and calculated the following results:

Period	Trading Ratio
Current (March 2, 2009)	0.5059x
20-Day Average	0.4761x
3-Month Average	0.4758x
6-Month Average	0.5089x
1-Year Average	0.5507x
1-Year Maximum	0.6475x
1-Year Minimum	0.4379x

Miscellaneous

In connection with Lazard’s services as the financial advisor to the MGG Conflicts Committee, MGG agreed to pay Lazard an aggregate fee of $4,000,000, $1,250,000 of which was payable upon the delivery of Lazard’s opinion and $2,750,000 of which is contingent upon the consummation of the simplification. MGG also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or relate to Lazard’s engagement, including certain liabilities under U.S. federal securities laws.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In addition, in the ordinary course of their respective businesses, affiliates of Lazard Frères & Co. LLC and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard Frères & Co. LLC) may actively trade securities of MGG and/or securities of MMP for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. In the past, Lazard Capital Markets LLC (a subsidiary of LFCM Holdings LLC) acted as a co-manager with respect to the issuance of $250 million of 6.4% Senior Notes of MMP due 2037 for which it was paid a customary fee (a portion of which was paid by Lazard Capital Markets LLC to Lazard Frères & Co. LLC). The issuance of Lazard’s opinion was approved by an authorized committee of Lazard Frères & Co. LLC.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as financial advisor to the MGG Conflicts Committee because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the business of MGG.

The MGG Conflicts Committee and the MMP Conflicts Committee determined the Consideration to be paid to the holders of MGG common units in the simplification through arm’s-length negotiations, and the MGG

Conflicts Committee approved the Consideration. Lazard conducted the analyses and reviews summarized above for the purpose of providing an opinion to the MGG Conflicts Committee as to the fairness, from a financial point of view, to the holders of MGG common units (other than excluded holders) of the Consideration to be paid to such holders in the simplification. Lazard did not recommend any specific consideration to the MGG Conflicts Committee or any other person or indicate that any given consideration constituted the only appropriate consideration for the simplification.

Lazard’s opinion was one of many factors considered by the MGG Conflicts Committee. Consequently, the summary of the analyses and reviews provided above should not be viewed as determinative of the opinion of the MGG Conflicts Committee with respect to the Consideration or of whether the MGG Conflicts Committee would have been willing to recommend a different transaction or determine that a different Consideration was fair. Additionally, Lazard’s opinion is not intended to confer any rights or remedies upon any employee or creditor of MGG.

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including information included or incorporated by reference in this joint proxy statement/prospectus, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, intentions, future performance and business of each of MMP and MGG and other statements that are not historical facts, as well as certain information relating to the simplification, including, without limitation:

•	statements relating to the benefits of the simplification;

•	statements relating to the financial results of MMP following the simplification; and

•

statements preceded by, followed by or that include the words “believes,” “anticipates,” “plans,” “predicts,” “expects,” “envisions,” “hopes,” “estimates,” “intends,” “will,” “continue,” “may,” “potential,” “should,” “confident,” “could” or similar expressions.

These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the factors discussed under “Risk Factors” beginning on page 22, as well as the following factors:

•	the possibility that MMP and MGG may be unable to obtain unitholder or regulatory approvals required for the simplification;

•	the possibility that the businesses may suffer as a result of uncertainty surrounding the simplification;

•	the possibility that the industry may be subject to future regulatory or legislative actions;

•	other uncertainties in the industry;

•	environmental risks;

•	competition;

•	the ability of the management of MMP’s general partner to execute its plans for MMP following the simplification to meet its goals;

•	general economic conditions, whether internationally, nationally or in the regional and local market areas in which MMP is doing business, may be less favorable than expected; and

•	other economic, competitive, governmental, legislative, regulatory, geopolitical and technological factors may negatively impact the businesses, operations or pricing of MMP and MGG.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by MMP and MGG. Please read “Where You Can Find More Information” beginning on page 152.

Forward-looking statements speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference in this joint proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning the simplification or other matters addressed in this joint proxy statement/prospectus and attributable to MMP or MGG or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither MMP nor MGG undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events.

THE PARTIES TO THE SIMPLIFICATION AGREEMENT

Magellan Midstream Partners, L.P.

MMP is a publicly traded Delaware limited partnership principally engaged in the transportation, storage and distribution of refined petroleum products.

As of July 21, 2009, MMP’s assets consisted of:

•	an 8,700-mile petroleum products pipeline system, including 49 petroleum products terminals serving the mid-continent region of the United States;

•

seven petroleum products terminal facilities located along the United States Gulf and East Coasts, referred to as marine terminal facilities, and 27 petroleum products terminals located principally in the southeastern United States; and

•	an 1,100-mile ammonia pipeline system serving the mid-continent region of the United States.

The executive offices of MMP are located at One Williams Center, Tulsa, Oklahoma 74172. The telephone number is (918) 574-7000.

Magellan Midstream Holdings, L.P.

MGG is a publicly traded Delaware limited partnership that owns the general partner of MMP and possesses certain control rights with respect to MMP as the sole member of the general partner of MMP. MGG’s only cash-generating asset is its ownership interest in the general partner of MMP, which owns the following:

•	the general partner interest in MMP, which entitles MGG to receive approximately 2% of the cash distributed by MMP; and

•

directly and indirectly, all of the equity interests in a subsidiary that owns 100% of the incentive distribution rights in MMP, which incentive distribution rights entitle the holders thereof to receive increasing percentages, up to a maximum of 48%, of any incremental cash distributed by MMP per limited partner unit as certain target distribution levels are reached in excess of $0.28875 per MMP unit in any quarter.

The executive offices of MGG are located at One Williams Center, Tulsa, Oklahoma 74172. The telephone number is (918) 574-7000.

Relationship of the Parties

MGG and MMP are already closely related. MGG currently owns all of the limited liability company interests of MMP’s general partner. MMP’s general partner currently owns an approximate 2% general partner interest in MMP and, through subsidiaries, all of MMP’s incentive distribution rights. MMP’s general partner will retain the right to manage MMP after the simplification. However, because MMP’s general partner will be a wholly owned subsidiary of MMP following the completion of the simplification, the limited liability company agreement of MMP’s general partner is being amended and restated to eliminate the control rights that MGG currently possesses with respect to MMP as the sole member of the general partner of MMP.

Distributions by MMP have increased from $0.28125 per common unit for the quarter ended June 30, 2001 (its first full quarter of operations after its initial public offering) to $0.71 per common unit for the quarter ended March 31, 2009; and as a result, distributions from MMP to MGG with respect to the approximate 2% general partner interest in MMP have increased from approximately $0.1 million for the quarter ended June 30, 2001 to approximately $1.4 million for the quarter ended March 31, 2009; and with respect to the incentive distribution rights, distributions have increased from zero for the quarter ended June 30, 2001 to approximately $22.1 million for the quarter ended March 31, 2009. In total, the total distributions from MGG’s investment in MMP have increased from approximately $0.1 million for the quarter ended June 30, 2001 to approximately $23.5 million for the quarter ended March 31, 2009.

Moreover, certain directors and executive officers of MGG’s general partner are also directors and executive officers of MMP’s general partner. Messrs. Wellendorf and Eilers serve as members of both MGG’s general partner’s board and MMP’s general partner’s board. The officers of MGG’s general partner are also officers of MMP’s general partner, and the employees of MGG’s general partner are responsible for the operations of MMP.

INFORMATION ABOUT THE SPECIAL MEETINGS AND VOTING

MMP’s general partner’s board is using this joint proxy statement/prospectus to solicit proxies from the holders of MMP common units for use at the MMP special meeting. MGG’s general partner’s board is using this joint proxy statement/prospectus to solicit proxies from the holders of MGG common units for use at the MGG special meeting. In addition, this joint proxy statement/prospectus constitutes a prospectus covering MMP common units to be received by MGG unitholders pursuant to the simplification. The companies are first mailing this joint proxy statement/prospectus and accompanying proxy to MMP unitholders and MGG unitholders on or about August 3, 2009.

	MMP Special Meeting	MGG Special Meeting
Time, Place and Date	9:00 a.m., local time, on September 25, 2009 at the Williams Resource Center, One Williams Center, Tulsa, Oklahoma	10:30 a.m., local time, on September 25, 2009 at the Williams Resource Center, One Williams Center, Tulsa, Oklahoma

Admission to Special Meetings	All MMP unitholders are invited to attend the MMP special meeting. Persons who are not MMP unitholders may attend only if invited by MMP. If you own units in “street” or “nominee” name, you must bring proof of ownership (e.g., a current broker’s statement) in order to be admitted to the MMP special meeting.	All MGG unitholders are invited to attend the MGG special meeting. Persons who are not MGG unitholders may attend only if invited by MGG. If you own units in “street” or “nominee” name, you must bring proof of ownership (e.g., a current broker’s statement) in order to be admitted to the MGG special meeting.

Purpose of the Special Meetings

1. To consider and vote upon the approval of the simplification agreement and the matters contemplated thereby;

2. To consider and vote upon the approval of MMP’s amended and restated partnership agreement;

3. To consider and vote upon any proposal that may be presented to adjourn the MMP special meeting to a later date, if necessary, to solicit additional proxies in the event that there are insufficient votes in favor of any of the foregoing proposals; and

4. To consider and vote upon any proposal to transact such other business as may properly come before the MMP special meeting and any adjournment or postponement thereof.

1. To consider and vote upon the approval of the simplification agreement and the matters contemplated thereby;

2. To consider and vote upon the proposal to (a) direct MGG, as the sole member of MMP’s general partner, to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG; and (b) direct MMP’s general partner to implement the matters described in (a) above;

3. To consider and vote upon the approval of the contributions;

4. To consider and vote upon the approval of the liquidation;

5. To consider and vote upon any proposal that may be presented to

	MMP Special Meeting	MGG Special Meeting

adjourn the MGG special meeting to a later date, if necessary, to solicit additional proxies in the event that there are insufficient votes in favor of any of the foregoing proposals; and

6. To consider and vote upon any proposal to transact such other business as may properly come before the MGG special meeting and any adjournment or postponement thereof.

Recommendations of the Conflicts Committees

The MMP Conflicts Committee, comprised of directors who are deemed to be independent of the interests of MMP and MMP’s general partner, has considered the benefits of the simplification as well as the associated risks and has unanimously approved the simplification agreement and the matters contemplated thereby and MMP’s amended and restated partnership agreement and unanimously recommends that MMP unitholders vote “FOR” the proposal to: (a) approve the simplification agreement and the matters contemplated thereby; and (b) approve MMP’s amended and restated partnership agreement.

In addition, the MMP Conflicts Committee unanimously recommends that MMP unitholders vote “FOR” any proposal to adjourn the MMP special meeting to a later date, if necessary, to solicit additional proxies in the event that there are insufficient votes in favor of any of the foregoing proposals.

The MGG Conflicts Committee, comprised of directors who are deemed to be independent of the interests of MGG and MGG’s general partner, has considered the benefits of the simplification as well as the associated risks and has unanimously approved the simplification agreement and the matters contemplated thereby, the proposal to direct MMP’s general partner to approve MMP’s amended and restated partnership agreement, the contributions and the liquidation, and unanimously recommends that MGG unitholders vote “FOR” the proposal to: (a) approve the simplification agreement and the matters contemplated thereby; (b) direct MGG, as the sole member of MMP’s general partner, to approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG and direct MMP’s general partner to implement all such matters; (c) approve the contributions; and (d) approve the liquidation.

In addition, the MGG Conflicts Committee unanimously recommends that MGG unitholders vote “FOR” any proposal to adjourn the MGG special meeting to a later date, if necessary, to solicit additional proxies in the event that there are insufficient votes in favor of any of the foregoing proposals.

	MMP Special Meeting	MGG Special Meeting
Vote Necessary

The affirmative vote of the holders of at least a majority of the outstanding MMP common units entitled to vote as of the record date (excluding MMP common units owned by MMP’s general partner and its affiliates) is required to approve each of the proposals described above.

MMP common units owned by MMP’s general partner and its affiliates will not be counted towards the vote at the MMP special meeting.

If a quorum is not present, the affirmative vote of the holders of a majority of MMP’s common units entitled to vote as of the record date present in person or represented by proxy at the MMP special meeting would be necessary to approve the adjournment of the MMP special meeting, if necessary, to solicit additional proxies.

The affirmative vote of the holders of at least a majority of the outstanding MGG common units entitled to vote as of the record date is required to approve each of the proposals described above.

If a quorum is not present, the affirmative vote of the holders of a majority of the MGG common units entitled to vote as of the record date present in person or represented by proxy at the MGG special meeting would be necessary to approve the adjournment of the MGG special meeting, if necessary, to solicit additional proxies.

Record Date	July 27, 2009	July 27, 2009

Outstanding Units Held	As of July 21, 2009, there were approximately 67.0 million MMP common units outstanding (including 280,500 common units held by MMP’s general partner and its affiliates).	As of July 21, 2009, there were approximately 62.7 million MGG common units outstanding.

Unitholders Entitled to Vote	MMP unitholders entitled to vote at the MMP special meeting are MMP unitholders of record at the close of business on July 27, 2009. Each MMP common unit is entitled to one vote, except that MMP common units owned by MMP’s general partner and its affiliates will not be counted towards the vote.	MGG unitholders entitled to vote at the MGG special meeting are MGG unitholders of record at the close of business on July 27, 2009. Each MGG common unit is entitled to one vote.

Quorum Requirement

A quorum of MMP unitholders is necessary to hold a valid special meeting. The presence in person or by proxy at the MMP special meeting of holders of a majority of MMP common units entitled to vote as of the record date at the MMP special meeting is a quorum.

Abstentions and broker non-votes count as present for establishing a quorum. An abstention occurs when

A quorum of MGG unitholders is necessary to hold a valid special meeting. The presence in person or by proxy at the MGG special meeting of holders of a majority of the outstanding MGG common units entitled to vote as of the record date at the MGG special meeting is a quorum.

Abstentions and broker non-votes count as present for establishing a

	MMP Special Meeting	MGG Special Meeting

an MMP unitholder abstains from voting (either in person or by proxy) on one or more of the proposals.

A broker non-vote occurs on an item when a broker is not permitted to vote on that item without instruction from the beneficial owner of the MMP common units and no instruction by MMP unitholder how to vote is given.

quorum. An abstention occurs when an MGG unitholder abstains from voting (either in person or by proxy) on one or more of the proposals.

A broker non-vote occurs on an item when a broker is not permitted to vote on that item without instruction from the beneficial owner of the MGG common units and no instruction by MGG unitholder how to vote is given.

Units Beneficially Owned by Directors and Executive Officers	The directors and executive officers of MMP’s general partner beneficially owned 280,500 MMP common units as of July 21, 2009. These MMP common units represent in total approximately 0.4% of the total voting power of MMP’s voting securities, but such MMP common units will not be counted towards the vote at the MMP special meeting.	The directors and executive officers of MGG’s general partner and MMP’s general partner beneficially owned an aggregate of 465,715 MGG common units as of July 21, 2009. These MGG common units represent in total approximately 0.7% of the total voting power of MGG’s voting securities.

Proxies

You may vote in person by ballot at the MMP special meeting or by submitting a proxy. Please submit your proxy even if you plan to attend the MMP special meeting. If you attend the MMP special meeting, you may vote by ballot, thereby canceling any proxy previously given.

Voting instructions are included on your proxy card. If you properly give your proxy and submit it to MMP in time for it to be voted, one of the individuals named as your proxy will vote your MMP common units as you have directed. You may vote for or against the proposals or abstain from voting.

You may vote in person by ballot at the MGG special meeting or by submitting a proxy. Please submit your proxy even if you plan to attend the MGG special meeting. If you attend the MGG special meeting, you may vote by ballot, thereby canceling any proxy previously given.

Voting instructions are included on your proxy card. If you properly give your proxy and submit it to MGG in time for it to be voted, one of the individuals named as your proxy will vote your MGG common units as you have directed. You may vote for or against the proposals or abstain from voting.

How to Submit Proxy

By Mail:	To submit your proxy by mail, simply mark your proxy, date and sign it, and if you are an MMP unitholder of record, return it to Morrow & Co., LLC in the postage-paid envelope provided. If the envelope is missing, please address your completed proxy card to the address on your proxy card. If you are a beneficial owner,	To submit your proxy by mail, simply mark your proxy, date and sign it, and if you are an MGG unitholder of record, return it to Morrow & Co., LLC in the postage-paid envelope provided. If the envelope is missing, please address your completed proxy card to the address on your proxy card. If you

	MMP Special Meeting	MGG Special Meeting
	please refer to your proxy card or the information provided to you by your bank, broker, custodian or record holder.	are a beneficial owner, please refer to your proxy card or the information provided to you by your bank, broker, custodian or record holder.

By Telephone:	If you are an MMP unitholder of record, you can submit your proxy by telephone by calling the toll-free telephone number on your proxy card. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m. on September 24, 2009. Easy-to-follow voice prompts allow you to submit your proxy and confirm that your instructions have been properly recorded. If you are a beneficial owner, please refer to your instruction card or the information provided by your bank, broker, custodian or record holder for information on submitting voting instructions by telephone. If you submit your proxy by telephone you do not need to return your proxy card. If you are located outside the United States, Canada and Puerto Rico, please read your proxy card or other materials for additional instructions. If you hold MMP common units through a broker or other custodian, please check the voting form used by that firm to see if it offers telephone voting.	If you are an MGG unitholder of record, you can submit your proxy by telephone by calling the toll-free telephone number on your proxy card. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m. on September 24, 2009. Easy-to-follow voice prompts allow you to submit your proxy and confirm that your instructions have been properly recorded. If you are a beneficial owner, please refer to your instruction card or the information provided by your bank, broker, custodian or record holder for information on submitting your voting instructions by telephone. If you submit your proxy by telephone you do not need to return your proxy card. If you are located outside the United States, Canada and Puerto Rico, please read your proxy card or other materials for additional instructions. If you hold MGG common units through a broker or other custodian, please check the voting form used by that firm to see if it offers telephone voting.

By Internet:	You can also choose to submit your proxy on the internet. If you are an MMP unitholder of record, the web site for internet voting is on your proxy card. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m. on September 24, 2009. If you are a beneficial owner, please refer to your instruction card or the information provided by your bank, broker, custodian or record holder for information on internet voting. As with telephone voting, you will be given the opportunity to confirm that your instructions have been properly	You can also choose to submit your proxy on the internet. If you are an MGG unitholder of record, the web site for internet voting is on your proxy card. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m. on September 24, 2009. If you are a beneficial owner, please refer to your instruction card or the information provided by your bank, broker, custodian or record holder for information on internet voting. As with telephone voting, you will be given the opportunity to confirm that your instructions have been properly

	MMP Special Meeting	MGG Special Meeting
	recorded. If you submit your proxy on the internet, you do not need to return your proxy card. If you hold units through a broker or other custodian, please check the voting form to see if it offers internet voting.	recorded. If you submit your proxy on the internet, you do not need to return your proxy card. If you hold units through a broker or other custodian, please check the voting form to see if it offers internet voting.

Revoking Your Proxy	If you submit a completed proxy card with instructions on how to vote your MMP common units and then wish to revoke your instructions, you should submit a notice of revocation to Morrow & Co., LLC as soon as possible. You may revoke your proxy by internet, telephone or mail at any time before it is voted by:	If you submit a completed proxy card with instructions on how to vote your MGG common units and then wish to revoke your instructions, you should submit a notice of revocation to Morrow & Co., LLC as soon as possible. You may revoke your proxy by internet, telephone or mail at any time before it is voted by:

•     timely delivery of a valid, later-dated proxy or timely submission of a later-dated proxy by telephone or internet;

•     written notice to MMP’s general partner’s Secretary before the MMP special meeting that you have revoked your proxy; or

•     voting by ballot at the MMP special meeting.

•     timely delivery of a valid, later-dated proxy or timely submission of a later-dated proxy by telephone or internet;

•     written notice to MGG’s general partner’s Secretary before the MGG special meeting that you have revoked your proxy; or

•     voting by ballot at the MGG special meeting.

Proxy Solicitation	In addition to this mailing, proxies may be solicited by directors, officers or employees of MMP’s general partner in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services. MMP has retained Morrow & Co., LLC to assist in the distribution and solicitation of proxies. MMP will pay Morrow & Co., LLC a fixed fee of $5,500 plus reasonable expenses for these services.	In addition to this mailing, proxies may be solicited by directors, officers or employees of MGG’s general partner in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services. MGG has retained Morrow & Co., LLC to assist in the distribution and solicitation of proxies. MGG will pay Morrow & Co., LLC a fixed fee of $4,500 plus reasonable expenses for these services.

Adjournments	If a quorum of MMP unitholders is not present in person or by proxy at the MMP special meeting, the MMP special meeting may be adjourned from time to time until a quorum is present or represented. In addition, adjournments of the MMP special meeting may be made for the purpose of soliciting additional proxies in favor of a proposal.	If a quorum of MGG unitholders is not present in person or by proxy at the MGG special meeting, the MGG special meeting may be adjourned from time to time until a quorum is present or represented. In addition, adjournments of the MGG special meeting may be made for the purpose of soliciting additional proxies in favor of a proposal.

	MMP Special Meeting	MGG Special Meeting
Other Business	MMP’s general partner’s board is not currently aware of any business to be acted upon at the MMP special meeting other than the matters described in this joint proxy statement/prospectus. If, however, other matters are properly brought before the MMP special meeting, the persons appointed as proxies will have discretion to vote or act on those matters according to their judgment.	MGG’s general partner’s board is not currently aware of any business to be acted upon at the MGG special meeting other than the matters described in this joint proxy statement/prospectus. If, however, other matters are properly brought before the MGG special meeting, the persons appointed as proxies will have discretion to vote or act on those matters according to their judgment.

Contact/Assistance

Morrow & Co., LLC will be acting as MMP’s proxy solicitation agent:

Morrow & Co., LLC

470 West Avenue

Stamford, Connecticut 06902

Banks and brokers call (203) 658-9400

MMP unitholders call

toll-free (800) 607-0088

Email: magellaninfo@morrowco.com

Morrow & Co., LLC will be acting as MGG’s proxy solicitation agent:

Morrow & Co., LLC

470 West Avenue

Stamford, Connecticut 06902

Banks and brokers call (203) 658-9400

MGG unitholders call

toll-free (800) 607-0088

Email: magellaninfo@morrowco.com

THE PROPOSED SIMPLIFICATION

The following description of the material information about the simplification, including the summary of the material terms and provisions of the simplification agreement, is qualified in its entirety by reference to the more detailed annexes to this joint proxy statement/prospectus. We urge you to read all of the annexes to this joint proxy statement/prospectus in their entirety.

General

Pursuant to the simplification agreement, MMP’s existing partnership agreement will be amended and restated to provide for the transformation of the incentive distribution rights and the approximate 2% general partner interest in MMP owned, directly and indirectly, by MMP’s general partner into MMP common units and a non-economic general partner interest in MMP (the “transformation”). Once the transformation is complete, pursuant to the simplification agreement, MMP’s general partner, which is currently a wholly owned subsidiary of MGG, will distribute MMP common units it receives in the transformation through a series of steps to MGG (the “distributions”). Once the transformation and distributions are complete, MGG, MMP, their respective general partners and the sole member of MGG’s general partner will enter into a contribution and assumption agreement pursuant to which (i) MGG will contribute 100% of the limited liability company interests in the sole member of MGG’s general partner to MMP’s general partner; (ii) MGG will contribute 100% of the limited liability company interests in MMP’s general partner to MMP; (iii) MGG will contribute to MMP all of its cash and other remaining assets other than MMP common units it receives in the distributions; and (iv) MMP will assume all of the liabilities of MGG (collectively, the “contributions”).

On the day following the completion of the transformation, distributions and contributions, MMP will issue not less than 10,000 common units to certain of its non-executive key employees pursuant to MMP’s long-term incentive plan.

Two days following the completion of the transformation, distributions and contributions, pursuant to its limited partnership agreement and a plan of liquidation, MGG will dissolve and wind-up its affairs (the “liquidation”). In connection with the liquidation, MGG will distribute MMP common units it receives in the distributions to its unitholders (the “redistribution”).

Pursuant to the simplification agreement, MGG will receive approximately 39.6 million MMP common units as a result of the transformation and distributions, and each unitholder of MGG will receive 0.6325 MMP common units per MGG common unit in the liquidation and redistribution but will receive cash in lieu of any fractional MMP common units. MMP unitholders will continue to own their existing MMP common units. Immediately following the liquidation and redistribution, MMP will be owned approximately 62.8% by its current unitholders and approximately 37.2% by former MGG unitholders. MMP’s general partner will continue to manage MMP as a wholly owned subsidiary of MMP following the simplification. The subsidiaries of MMP’s general partner will have no operations or assets following the simplification, other than Magellan Midstream Holdings GP, LLC, which is currently MGG’s general partner. The employees of Magellan Midstream Holdings GP, LLC currently operate MMP, and such entity will continue to employ such employees for the benefit of MMP following the simplification. MMP common units will continue to be traded on the New York Stock Exchange under the symbol “MMP” following the simplification.

The simplification agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. Please read the simplification agreement carefully and fully as it is the primary legal document that governs the simplification. For a summary of the simplification agreement, please read “The Simplification Agreement” beginning on page 90.

Steps and Agreements Related to the Simplification

Amended and Restated Partnership Agreement and the Transformation

Pursuant to the simplification agreement, MMP’s existing partnership agreement will be amended and restated. Under the amended and restated partnership agreement, (i) in the transformation, the incentive distribution rights and the approximate 2% general partner interest in MMP will be transformed into MMP common units and a non-economic general partner interest in MMP; (ii) the limited call right of MMP’s general partner to acquire all of the limited partner interests in MMP held by non-affiliates if the general partner or its affiliates owns 80% or more of MMP limited partner interests will be eliminated; (iii) MMP’s general partner will not have the contractual right to withdraw from MMP; (iv) MMP’s general partner may not be removed without the unanimous vote of all unitholders; and (v) most references to MMP’s previously outstanding subordinated units and certain other legacy provisions which are no longer applicable to MMP will be eliminated. For a summary of the amended and restated partnership agreement, please read “The Amended and Restated Partnership Agreement of MMP” beginning on page 105.

The foregoing description of MMP’s amended and restated partnership agreement does not purport to be complete and is qualified in its entirety by reference to the full text of MMP’s amended and restated partnership agreement, which is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus.

The Distributions and the IDR Entity Assumption Agreement

Following the transformation, MMP, the subsidiary of MMP’s general partner that currently owns the incentive distribution rights and the entity that owns all of the limited partner interests of such subsidiary will enter into an IDR Entity Assumption Agreement, pursuant to which MMP will assume all of the liabilities of the subsidiary of MMP’s general partner that currently owns all of the incentive distribution rights and will also assume all of the liabilities of the entity that owns all of the limited partner interests of such subsidiary. Following such assumption, MMP common units received in the transformation will be distributed by such subsidiaries to MMP’s general partner. MMP’s general partner will then distribute such MMP common units, together with MMP common units it receives in connection with the transformation of the approximate 2% general partner interest in MMP to MGG.

The form of the IDR Entity Assumption Agreement is filed as an exhibit to the registration statement of which this joint proxy statement/prospectus is a part and is incorporated by reference into this joint proxy statement/prospectus.

Contribution Agreement and the Contributions

Pursuant to the simplification agreement, MMP, MMP’s general partner, MGG, MGG’s general partner and the sole member of MGG’s general partner will enter into a contribution and assumption agreement (the “contribution agreement”) whereby, immediately following the transformation and the distributions, (i) MGG will contribute 100% of the limited liability company interests in the sole member of its general partner to MMP’s general partner; (ii) MGG will contribute 100% of the limited liability company interests in MMP’s general partner to MMP; (iii) MGG will contribute to MMP all of its cash and other remaining assets other than MMP common units it receives in the distributions; and (iv) MMP will assume all of the liabilities of MGG.

Also pursuant to the contribution agreement, the limited liability company agreements of the general partners of MMP and MGG and of the sole member of MGG’s general partner and the agreement of limited partnership of MGG will be amended or amended and restated in order to facilitate and reflect the contributions. In addition, the control rights that MGG currently possesses with respect to MMP as the sole member of MMP’s general partner will be eliminated from the amended and restated limited liability company agreement of MMP’s general partner.

The foregoing description of the contribution agreement and the contributions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the contribution agreement, which is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. In addition, the form of the amended and restated limited liability company agreement of MMP’s general partner is filed as an exhibit to the registration statement of which this joint proxy statement/prospectus is a part and is incorporated by reference into this joint proxy statement/prospectus.

Plan of Liquidation and the Redistribution

Pursuant to the simplification agreement, MGG and its general partner, for itself and on behalf of all of the limited partners of MGG, will enter into a plan of liquidation whereby, effective two days following the transformation, distributions and contributions, MGG will dissolve and wind-up its affairs and MMP common units it is entitled to receive in connection with the transformation and distributions will be distributed to its unitholders. Each MGG unitholder will receive 0.6325 MMP common units for each MGG common unit, together with the associated unit purchase rights under the rights agreement, in the liquidation and redistribution and cash for each fractional MMP common unit. MGG will then be terminated pursuant to the filing of a certificate of cancellation of its certificate of limited partnership with the Secretary of State of the State of Delaware.

The foregoing description of the plan of liquidation and the redistribution does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the plan of liquidation, which is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus.

Amendment to Unit Purchase Rights Agreements

In connection with the entry into the simplification agreement, MMP amended the Unit Purchase Rights Agreement, dated as of December 4, 2008 (as amended, the “rights agreement”), between MMP and Computershare Trust Company, N.A. (the “rights agent”) in order to, among other things, (a) provide that as a result of the approval, execution or delivery of the simplification agreement and the documents contemplated thereby or the commencement or consummation of the matters contemplated thereby, the Rights, GP Rights or IDR Rights (each as defined in the rights agreement) will not become exercisable nor will any operative provision of the rights agreement apply to MGG, its general partner or any of their respective affiliates or associates; and (b) amend the definition of “Acquiring Person” under the rights agreement to provide that neither MGG, its general partner nor any of their affiliates or associates will be deemed to be an Acquiring Person as a result of the approval, execution or delivery of the simplification agreement or related documents or the commencement or consummation of the transformation or the other matters contemplated by the simplification agreement and related documents.

The foregoing description of the amendment to the rights agreement does not purport to be complete and is qualified in its entirety by reference to the amendment, which is filed as an exhibit to MMP’s Current Report on Form 8-K filed with the SEC on March 4, 2009 and is incorporated by reference into this joint proxy statement/prospectus.

Also in connection with the entry into the simplification agreement, MGG adopted a similar amendment to its Unit Purchase Rights Agreement, dated as of December 3, 2008, between MGG and Computershare Trust Company, N.A, which is filed as an exhibit to MGG’s Current Report on Form 8-K filed with the SEC on March 4, 2009 and is incorporated by reference into this joint proxy statement/prospectus.

Appraisal Rights

Under Delaware law, neither MGG unitholders nor MMP unitholders have or are entitled to exercise appraisal rights.

Listing of MMP Common Units; Delisting and Deregistration of MGG Common Units

It is a condition to the simplification that MMP common units resulting from the transformation be approved for listing on the New York Stock Exchange, subject to official notice of issuance. If the simplification is completed, MGG common units will cease to be listed on the New York Stock Exchange and MGG’s common units will be deregistered under the Exchange Act.

Accounting Treatment of the Simplification

The transformation, distributions and contributions will be accounted for in accordance with SFAS No. 160, Non-Controlling Interests in Consolidated Financial Statements (as amended). MGG is considered as the surviving consolidated entity for accounting purposes rather than MMP, which is the surviving consolidated entity for legal and reporting purposes. Therefore, the changes in MGG’s ownership interest will be accounted for as an equity transaction and no gain or loss will be recognized as a result of the simplification.

THE SIMPLIFICATION AGREEMENT

The following is a summary of the material terms of the simplification agreement. Because this is a summary, it does not contain all information that may be important to you. You should read this entire joint proxy statement/prospectus and all of its annexes, including the simplification agreement attached as Annex A, carefully before you decide how to vote.

Explanatory Note Regarding Summary of the Simplification Agreement

This summary of the terms of the simplification agreement is intended to provide information about the material terms of the simplification. The terms and information in the simplification agreement should not be relied on as disclosures about MMP or MGG without consideration to the entirety of public disclosure by MMP and MGG as set forth in all of their respective reports filed with the SEC. The terms of the simplification agreement (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, between the parties in relation to the simplification. In particular, the representations and warranties made by the parties to each other in the simplification agreement have been negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligation to complete the simplification should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. MMP and MGG will provide additional disclosure in their reports filed with the SEC to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the simplification agreement and will update such disclosure as required by federal securities laws.

Effective Time

The effective time will take place on the third business day after the day on which the last of the conditions to the simplification has been satisfied or waived or such other time or date to which the parties agree in writing. Please read “—Conditions to the Effectiveness of the Matters Contemplated by the Simplification Agreement” for a description of the conditions that must be satisfied or waived prior to the effective time. The date on which the effective time occurs is referred to as the “effective date.” At the effective time, MMP’s partnership agreement will be amended and restated in order to effect the transformation, and, following the transformation, the distributions and contributions will be completed. On the day following the contributions, MMP will issue not less than 10,000 common units to certain non-executive key employees of MMP’s general partner and/or of MGG’s general partner pursuant to MMP’s long-term incentive plan. Two days following the contributions, the liquidation and the redistribution will be completed and a certificate of cancellation of MGG’s certificate of limited partnership will be filed with the Secretary of State of the State of Delaware.

Amounts to be Received by MGG Unitholders in the Liquidation and Redistribution

General

Based on the number of MGG common units outstanding on March 3, 2009, the day of the public announcement of the proposed simplification, the incentive distribution rights and the approximate 2% economic general partner interest in MMP will be transformed into approximately 39.6 million MMP common units. In connection with the liquidation and redistribution, holders of MGG common units will receive 0.6325 MMP common units per MGG common unit.

Treatment of MGG Deferred Phantom Units

Each MGG deferred phantom unit outstanding on the effective date, whether vested or unvested, will be assumed by MMP in accordance with the MGG’s director deferred compensation plan and the applicable phantom unit award agreements, and MMP’s general partner’s board will be substituted for MGG’s general partner’s board in connection with the administration thereof. Each such MGG deferred phantom unit will be converted into an award of 0.6325 MMP deferred phantom units. To the extent that such conversion would result in fractional MMP deferred phantom units, upon the lapse of all applicable forfeiture and/or deferral restrictions with respect to such MMP deferred phantom units, the holder thereof will receive a cash payment for such fractional MMP deferred phantom unit based upon the fair market value of MMP’s common units on the business day immediately preceding the date on which the forfeiture and/or deferral restrictions lapse.

The Redistribution

Redistribution Procedures

Following the contributions on the effective date, MGG will deposit all MMP common units received in the distributions with Computershare Trust Company, N.A. (the distribution agent in connection with the redistribution).

As promptly as possible after the liquidation, the distribution agent will send a letter of transmittal to each person who was an MGG unitholder of record at the time of the dissolution of MGG. This mailing will contain instructions on how to surrender certificates formerly representing MGG common units or uncertificated MGG common units in exchange for the number of MMP common units and any cash in lieu of fractional MMP common units as described below under “—Fractional Units” that the holder of MGG common units is entitled to receive under the simplification agreement.

All MMP common units to be distributed to MGG common unitholders in the liquidation and redistribution will be in book entry form without physical certificates.

Distributions with Respect to Unexchanged MGG Common Units

Former MGG unitholders will be entitled to MMP distributions payable with a record date after the dissolution of MGG with respect to the number of MMP common units to which they are entitled to receive in the liquidation and redistribution, without interest. However, such unitholders will not be paid distributions on such MMP common units until they surrender the certificates formerly representing their MGG common units to the distribution agent in accordance with the distribution agent’s instructions or otherwise comply with the redistribution procedures set forth in the simplification agreement.

Fractional Units

Fractional MMP common units will not be distributed in the liquidation and redistribution. In lieu of distributing any fractional MMP common units, the distribution agent will sell the aggregate of the fractional MMP common units that would otherwise be distributed in the liquidation and redistribution at then-prevailing prices on the New York Stock Exchange and will hold the proceeds of such sale or sales in trust for MGG common unitholders. After deducting all commissions, transfer taxes and other out-of-pocket costs, including the expenses of the distribution agent in connection with such sale or sales, the distribution agent will determine the portion of the cash proceeds held in trust that each holder of MGG common units is entitled to receive in lieu of fractional MMP common units, if any, and distribute such cash amounts to such unitholders accordingly.

Termination of Distribution Fund

Any portion of the number of MMP common units and, if applicable, cash in lieu of MMP common units, or distributions payable in accordance with the simplification agreement, made available to the distribution agent that remains unclaimed by holders of MGG common units after 180 days following the effective time of the simplification will be returned to MMP upon demand. Thereafter, a holder of MGG common units must look only to MMP for MMP common units that such holder was entitled to receive in the liquidation and redistribution, any cash in lieu of fractional MMP common units and any distributions with respect to MMP common units to which the holder is entitled under the terms of the simplification agreement. Any amounts remaining unclaimed by holders of MGG common units immediately prior to such time, as such amounts would otherwise escheat to or become the property of any governmental authority, will, to the extent permitted by applicable law, become the property of MMP free and clear of any liens, claims and interests.

Lost Unit Certificates

If a certificate formerly representing MGG common units has been lost, stolen, wrongfully taken or otherwise destroyed, the distribution agent will distribute MMP common units and any cash amounts distributable under the simplification agreement upon receipt of an affidavit as to that loss, theft, wrongful taking or destruction, and, if required by MMP or MGG, the posting of a bond as indemnity.

Withholding

The distribution agent will be entitled to deduct and withhold from the amount of MMP common units and, if applicable, cash to be distributed to any MGG unitholder the amounts it is required to deduct and withhold under the Internal Revenue Code or any state, local or foreign tax law. Withheld amounts will be treated for all purposes of the simplification as having been paid to the respective MGG unitholders.

Anti-Dilution Provisions

The number of MMP common units into which the incentive distribution rights and MMP’s general partner interest will be transformed will be correspondingly adjusted if, at any time between the date of the simplification agreement and the effective time, there is any change in the outstanding MGG common units or outstanding MMP common units by reason of any subdivision, reclassification, reorganization, recapitalization, split, combination or distribution in the form of equity interests with respect to MMP common units or MGG common units.

Actions Pending Completion of the Simplification

MGG has agreed that, without the prior written consent of the MMP Conflicts Committee, it will not, and will cause its subsidiaries not to, during the period from the date of the simplification agreement until the effective time or the date, if any, on which the simplification agreement is terminated, except as expressly contemplated by the simplification agreement, or agreed to in writing by MMP:

•	conduct the business of MGG and its subsidiaries other than in the ordinary and usual course of business;

•

fail to use commercially reasonable best efforts to preserve intact its business organization, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates;

•

take any action that would adversely effect the ability of any party to obtain approvals required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Hart-Scott-Rodino Act”), or that would otherwise have a material adverse effect with respect to MGG or its subsidiaries;

•

issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity, any appreciation rights or any rights or enter into any agreements with respect to such matters or permit any additional equity to become subject to new grants of employee options, appreciation rights or similar limited partner interest-based employee rights (other than awards to newly hired employees consistent with past practice);

•

make, declare or pay any distribution (except regular quarterly cash distributions of available cash in an amount no greater than the distribution declared by MGG with respect to the fourth quarter of 2008); provided, that any such distributions declared or made by MGG must have the same declaration, record and distribution dates as any distributions declared or made by MMP;

•	split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests;

•

except as required by the terms of its securities outstanding as of the date of the simplification agreement or contemplated by the terms of MGG’s benefit plans in effect on the date of the simplification agreement, repurchase, redeem or otherwise acquire any of its limited partner interests;

•

enter into or amend any written employment, severance or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for normal individual increases in compensation to employees (other than officers and directors) in the ordinary course of business consistent with past practice, other changes as are provided in the simplification agreement or as may be required by law or to satisfy contractual obligations or additional grants of awards to newly hired employees;

•

enter into or amend benefit plans, including taking any action that would accelerate the vesting or exercise of benefits payable thereunder (other than as required by law, to satisfy contractual obligations or in the ordinary course of business consistent with past practice);

•

sell, lease, dispose of or discontinue any portion of its or its subsidiaries’ assets, business or properties, which is material to them taken as a whole, or acquire, by merger or otherwise, or lease any assets or the business or property of any other entity which is material to it or its subsidiaries as a whole or would materially adversely affect the ability of the parties to consummate the matters contemplated in the simplification agreement or to delay materially the effective time;

•

amend the limited liability company agreement of MMP’s general partner or of MGG’s general partner or amend MGG’s limited partnership agreement other than in accordance with the simplification agreement;

•	implement or adopt any material change in its accounting principles, practices or methods, except for changes required by law or GAAP;

•

fail to use commercially reasonable best efforts to maintain with financially responsible insurance companies, insurance in such amounts and against such risks and losses as has been customarily maintained by it in the past;

•	make or rescind any material express or deemed election relating to taxes unless it is reasonably expected that such action will not materially and adversely affect it;

•

settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, except where such settlement or compromise will not materially and adversely affect it;

•

change in any material respect any of its methods of reporting income, or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the most recent taxable year for which a return has been filed, except as may be required by applicable law or except for such changes that are reasonably expected not to materially adversely affect it;

•

incur any indebtedness for borrowed money (except for working capital under existing credit facilities or replacements thereof) or guarantee any such indebtedness of others; enter into any material lease (whether operating or capital); create any lien on the property of MGG or its subsidiaries in connection with any pre-existing indebtedness, new indebtedness or lease; or make or commit to make any capital expenditures;

•

except pursuant to the simplification agreement and the plan of liquidation, authorize, recommend, propose or announce an intention to dissolve or liquidate or adopt a plan of complete or partial dissolution or liquidation;

•

knowingly take any action that is intended or is reasonably likely to result in any of its representations and warranties set forth in the simplification agreement becoming untrue at any time prior to the effective time, any of the conditions to the completion of the simplification not being satisfied, any material delay or prevention of the consummation of the matters contemplated by the simplification agreement or a material violation of any provision of the simplification agreement except, in each case, as may be required by law; or

•	agree or commit to do any of the prohibited actions described above.

MMP has agreed that, without the prior written consent of the MGG Conflicts Committee, it will not, and will cause its subsidiaries not to, during the period from the date of the simplification agreement until the effective time or the date, if any, on which the simplification agreement is terminated, except as expressly contemplated or permitted by the simplification agreement or agreed to in writing by MGG:

•	conduct the business of MMP and its subsidiaries other than in the ordinary and usual course of business;

•

fail to use commercially reasonable best efforts to preserve intact its business organization, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates;

•

take any action that would adversely effect the ability of any party to obtain approvals required under the Hart-Scott-Rodino Act or that would otherwise have a material adverse effect with respect to MMP or its subsidiaries;

•

issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity, any appreciation rights or any rights or enter into any agreements with respect to such matters or permit any additional equity to become subject to new grants of employee options, appreciation rights or similar limited partner interest-based employee rights (other than awards to newly hired employees consistent with past practice), in each case where such action would materially adversely affect MMP’s or MGG’s ability to consummate the matters contemplated by the simplification agreement;

•

make, declare or pay any distribution (except regular quarterly cash distributions of available cash in an amount no greater than the distribution declared by MMP with respect to the fourth quarter of 2008);

•	split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests;

•

except as required by the terms of its securities outstanding as of the date of the simplification agreement or contemplated by the terms of MMP’s benefit plans in effect on the date of the simplification agreement, repurchase, redeem or otherwise acquire any of its limited partner interests;

•

enter into or amend any written employment, severance or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for normal individual increases in compensation to employees (other than officers and directors) in the ordinary course of business consistent with past practice, other changes as are provided in the simplification agreement or as may be required by law or to satisfy contractual obligations, additional grants of awards to newly hired employees or the grant of up to 285,000 additional phantom units of MMP;

•

enter into or amend benefit plans, including taking any action that would accelerate the vesting or exercise of benefits payable thereunder (other than as required by law, to satisfy contractual obligations or in the ordinary course of business consistent with past practice);

•

merge, consolidate or enter into any business combination transaction with any person or entity or make any acquisition or take any other action which would materially adversely affect MMP’s or MGG’s ability to consummate the matters contemplated by the simplification agreement;

•	implement or adopt any material change in its accounting principles, practices or methods, except for changes required by law or GAAP;

•

fail to use commercially reasonable best efforts to maintain with financially responsible insurance companies, insurance in such amounts and against such risks and losses as has been customarily maintained by it in the past;

•	make or rescind any material express or deemed election relating to taxes unless it is reasonably expected that such action will not materially and adversely affect it;

•

settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, except where such settlement or compromise will not materially and adversely affect it;

•

change in any material respect any of its methods of reporting income, or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the most recent taxable year for which a return has been filed, except as may be required by applicable law or except for such changes that are reasonably expected not to materially adversely affect it;

•

incur any indebtedness for borrowed money (except for working capital under existing credit facilities or replacements thereof) or guarantee any such indebtedness of others; enter into any material lease (whether operating or capital); create any lien on the property of MGG or its subsidiaries in connection with any pre-existing indebtedness, new indebtedness or lease; or make or commit to make any capital expenditures, in each case where such action would materially adversely affect MMP’s or MGG’s ability to consummate the matters contemplated by the simplification agreement;

•

except pursuant to the simplification agreement and the plan of liquidation, authorize, recommend, propose or announce an intention to dissolve or liquidate or adopt a plan of complete or partial dissolution or liquidation;

•

knowingly take any action that is intended or is reasonably likely to result in any of its representations and warranties set forth in the simplification agreement becoming untrue at any time prior to the effective time, any of the conditions to the completion of the simplification not being satisfied, any material delay or prevention of the consummation of the matters contemplated by the simplification agreement or a material violation of any provision of the simplification agreement except, in each case, as may be required by law; or

•	agree or commit to do any of the prohibited actions described above.

Representations and Warranties

The simplification agreement contains representations and warranties made by each of the parties regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the simplification. Each of MMP and, where applicable, MMP’s general partner, on the one hand, and MGG and, where applicable, MGG’s general partner, on the other hand, has made representations and warranties to the other in the simplification agreement with respect to the following subject matters:

•	partnership or limited liability company existence, as applicable, good standing and qualification to conduct business;

•

capitalization, including, except as otherwise disclosed, the absence of any rights with respect to the equity securities of MMP and MGG, as applicable, and including the awards outstanding under the benefits plans of MMP and MGG, as applicable;

•	existence, ownership, good standing and qualification of subsidiaries;

•	partnership and limited liability company power and authorization to enter into and perform the obligations of the simplification agreement, subject to obtaining requisite unitholder approval;

•	financial information and filings and reports with the SEC;

•	fees payable to brokers;

•	tax matters;

•	regulatory approvals required to complete the simplification;

•	recommendations of the MMP Conflicts Committee;

•	recommendations of the MGG Conflicts Committee;

•	the fairness opinion delivered to the MMP Conflicts Committee;

•	the fairness opinion delivered to the MGG Conflicts Committee; and

•	amendments to MMP’s and MGG’s rights plan.

The representations and warranties contained in the simplification agreement will not survive beyond the effective time of the simplification.

Directors and Executive Officers of MMP’s General Partner Following the Simplification

MMP’s general partner will continue to manage MMP after the simplification as a wholly owned subsidiary of MMP. MMP’s general partner’s management team will continue in their current roles and will manage MMP’s general partner following the simplification. Following the effective time, the board of directors of MMP’s general partner will consist of eight members. The five current members of MMP’s general partner’s board, including (i) Barry R. Pearl who was elected to the board of directors of MMP’s general partner in May 2009 and (ii) the President and Chief Executive Officer of MMP’s general partner, will continue as directors of MMP’s general partner’s board. Pursuant to the simplification agreement, the MGG Conflicts Committee has designated three independent members currently serving on MGG’s general partner’s board, Walter R. Arnheim, Robert G. Croyle and James C. Kempner, to serve as additional members of MMP’s general partner’s board as of the effective time.

Additional Covenants

Best Efforts

Each of MGG and, to the extent applicable, MGG’s general partner, and MMP, and, to the extent applicable, MMP’s general partner, will use its commercially reasonable best efforts in good faith to take or cause to be taken all actions necessary, proper, desirable or advisable under applicable laws to consummate the simplification, including obtaining regulatory approvals and any other third party approvals, lifting or rescinding any injunction or restraining order adversely affecting the consummation of the simplification, defending any litigation seeking to enjoin, prevent or delay the consummation of the simplification or seeking material damage, and cooperating fully with the other party and furnishing to the other party copies of all filings and communications with the regulatory authorities; provided, that no party is required to take any measure that would have a material adverse effect on it and its subsidiaries taken as a whole.

Unitholder Approvals

Subject to the terms of the simplification agreement, each of MMP and MGG will call and convene a special meeting of its unitholders. In the case of MMP unitholders, the purpose of the special meeting will be to approve (i) the simplification agreement; (ii) MMP’s amended and restated partnership agreement; and (iii) any other matters required to be approved by MMP’s unitholders for consummation of the matters contemplated thereby. In the case of MGG unitholders, the purpose of the special meeting will be to approve (a) the simplification agreement; (b) the proposal to direct MGG, as the sole member of MMP’s general partner, to (1) approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG; and (2) direct MMP’s general partner to implement the matters described in (1) above; (c) the contributions; (d) the liquidation; and (e) any other matters required to be approved by MGG unitholders for consummation of the matters contemplated by the simplification agreement.

Unless the simplification agreement is terminated upon a change in recommendation by the MMP Conflicts Committee or the MGG Conflicts Committee, each of MMP and MGG, as applicable, will take all reasonable lawful action to solicit such approvals by its respective unitholders.

Registration Statement

Each of MMP and MGG agreed to cooperate in the preparation of the registration statement that includes this joint proxy statement/prospectus (and other proxy solicitation materials of MMP and MGG) filed with the SEC in connection with the registration of the MMP common units to be received by MGG unitholders in the simplification and the special meetings. Each of MMP and MGG agreed, as to itself and its subsidiaries, that the registration statement of which this joint proxy statement/prospectus is a part will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and that this joint proxy statement/prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Press Releases

Prior to any change in recommendation by the MMP Conflicts Committee or the MGG Conflicts Committee, each of MMP and MGG will not, without the approval of the MGG Conflicts Committee or the MMP Conflicts Committee, as applicable, issue any press release or written statement for general circulation relating to the simplification, except as otherwise required by applicable law or regulation or the New York Stock Exchange rules, in which case it will consult with the other party before issuing any press release or written statement.

Access; Information

Upon reasonable notice and subject to applicable laws relating to the exchange of information, each party and its subsidiaries will grant to the other parties and their officers, employees, counsel, accountants and other authorized representatives, and, in the case of MMP and to the extent requested by MGG, MMP will grant to any third party who has executed a confidentiality agreement meeting the requirements set forth in the simplification agreement, access throughout the period prior to the effective time, to all its properties, books, contracts, commitments and records and to its officers, employees, accountants, counsel or other authorized representatives. Neither party is required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, fiduciary duty or binding agreement entered into prior to the date of the simplification agreement.

Takeover Laws

None of the parties will take any action that would cause the matters contemplated by the simplification agreement to be subject to requirements imposed by any takeover laws.

No Rights Triggered

Each of MGG and MMP will take all steps necessary to ensure that the entering into of the simplification agreement and the consummation of the matters contemplated thereby will not result in the grant of any rights to or exercise of rights by any person in the case of MGG, under its partnership agreement or its unitholder rights plan, and in the case of MMP, under its partnership agreement or its unitholder rights plan, and in the case of each of MGG and MMP, under any material agreement to which it or its subsidiaries is a party (other than in connection with the termination of employees in the ordinary course of business).

New York Stock Exchange

MMP will use its commercially reasonable best efforts to list MMP common units to be distributed to MGG unitholders in the liquidation and redistribution on the New York Stock Exchange prior to the effective time.

Third Party Approvals

MGG and MMP and their respective subsidiaries will cooperate and use their commercially reasonable best efforts to prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and all regulatory approval necessary to consummate the simplification as expeditiously as practicable.

Indemnification; Directors’ and Officers’ Insurance

MMP will indemnify, hold harmless and advance expenses to each person who was as of the date of the simplification agreement or is at any time from the date of the simplification agreement through the effective date an “Indemnitee” under the existing MGG partnership agreement to the fullest extent authorized or permitted by the MGG partnership agreement as if MMP was the original obligor thereunder.

MMP will maintain for at least six years following the contributions, the current policies of directors’ and officers’ liability insurance maintained by MGG and its subsidiaries, except that MMP may substitute policies of at least the same coverage and amounts containing terms and conditions which are not, in the aggregate, less advantageous to the directors and officers of MGG or its general partner than the existing policy; provided, that MMP is not required to pay annual premiums in excess of 200% of the last annual premium paid by MGG or its general partner prior to the date of the simplification agreement.

Such obligation of MMP will be deemed to have been satisfied if prepaid “tail” policies have been obtained by MMP. MGG may also, at any time prior to the effective time, obtain such a prepaid “tail” policy; provided, that the terms of any such “tail” policy obtained by MGG will be subject to approval by MMP.

Benefit Plans

The parties have agreed to take the actions with respect to compensation and employee benefit plans, programs, arrangements and other perquisites that were agreed to by MGG and MMP at the time of execution of the simplification agreement.

Notification of Certain Matters

Each of MGG and MMP will give prompt notice to the other of: (a) any fact, event or circumstance known to it that would or is reasonably likely, individually or taken together with other facts, to result in any material adverse effect or would or is reasonably likely to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained in the simplification agreement; and (b) any change in its condition or business or any litigation or governmental complaints, in each case to the extent it would result in, or is reasonably likely to be expected to result in, a material adverse effect with respect to it.

Section 16(b) Matters

Each of MGG and MMP will take such steps as are reasonably requested by any party to the simplification agreement to cause, as applicable, dispositions of the equity of MGG (including derivative securities) by the directors and executive officers of MGG’s general partner and acquisitions of equity of MMP (including derivative securities) by the directors and executive officers of MMP’s general partner, in each case, pursuant to the simplification agreement, to be exempt from the short-swing profit rules under Section 16(b) of the Exchange Act.

Amended and Restated Partnership Agreement

Subject to receipt of the requisite MMP unitholders approval and MGG unitholder approval, on the effective date, MMP’s general partner, for itself and on behalf of the limited partners of MMP, will execute and make effective the amended and restated partnership agreement of MMP.

Conditions to the Effectiveness of the Matters Contemplated by the Simplification Agreement

The obligations of the parties to the simplification agreement to cause the matters contemplated thereby to become effective are subject to various conditions. While it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

Conditions to Each Party’s Obligations

Each party’s obligation to complete the simplification is subject to the satisfaction or waiver, as applicable, of the following conditions:

•

approval by the affirmative vote of the holders of a majority of MMP’s outstanding common units (excluding common units held by MMP’s general partner and its affiliates) of the simplification agreement and of MMP’s amended and restated partnership agreement;

•

approval by the affirmative vote of the holders of a majority of MGG’s outstanding common units of the simplification agreement, of the proposal to direct MGG, as the sole member of MMP’s general partner, to (i) approve MMP’s amended and restated partnership agreement and all other matters under the simplification agreement that, pursuant to the limited liability company agreement of MMP’s general partner, require the approval of MGG; and (ii) direct MMP’s general partner to implement the matters described in (i) above, of the contributions and of the liquidation;

•

any waiting period under the Hart-Scott-Rodino Act has expired or been terminated and the receipt of all consents, approvals, permits and authorization required to be obtained prior to the effective time, except where non-receipt would not be reasonably likely to result in a material adverse effect on MMP or MGG;

•

absence of any order, decree or injunction of any court or agency and law, statute or regulation that enjoins, prohibits or makes illegal the simplification, and the absence of any action, proceeding or investigation by any regulatory authority regarding the simplification;

•

the registration statement has become effective and no stop order suspending the effectiveness of the registration statement has been issued and no proceedings for that purpose have been initiated or threatened by the SEC or any other regulatory authority;

•	approval by the New York Stock Exchange of listing of MMP common units to be distributed to MGG unitholders in the liquidation and redistribution, subject to official notice of issuance;

•

the entry by the parties and certain of their subsidiaries into the other agreements contemplated by the simplification agreement, including, without limitation, MMP’s amended and restated partnership agreement, the contribution agreement and the plan of liquidation; and

•	the receipt by the MMP Conflicts Committee of an officer’s certificate from the Chief Financial Officer of the general partners of MGG and MMP as to the solvency of MGG and certain affiliates of MMP.

Additional Conditions to MGG’s Obligations

The obligation of MGG to complete the simplification is subject to the satisfaction or waiver of the following conditions:

•

accuracy of the representations and warranties of MMP and its general partner contained in the simplification agreement both as of the date of the simplification agreement and upon the effective time, except where, in the case of all representations and warranties, the failure to be accurate does not have, and would not be reasonably expected to have, individually or in the aggregate, a material adverse effect with respect to MMP or its general partner;

•	the performance in all material respects by MMP and its general partner of their respective agreements and covenants contained in the simplification agreement;

•

the receipt by MGG of a certificate signed by the Chief Financial Officer of MMP’s general partner to the effect that the conditions set forth in the two preceding bullet points have been satisfied; and

•

the receipt by MGG of an opinion of its counsel to the effect that: (i) the federal income tax consequences to the MGG common unitholders described in the registration statement are correct in all material respects; (ii) no income or gain should be recognized by MGG and MGG common unitholders solely as a result of the transformation and contributions, subject to certain exceptions; and (iii) no gain or loss should be recognized by MGG common unitholders to the extent they receive MMP common units as a result of the liquidation and redistribution;

Additional Conditions to MMP’s Obligations

The obligation of MMP to complete the simplification is subject to the satisfaction or waiver of the following conditions:

•

accuracy of the representations and warranties of MGG and its general partner contained in the simplification agreement both as of the date of the simplification agreement and upon the effective time, except where, in the case of all representations and warranties, the failure to be accurate does not have, and would not be reasonably expected to have, individually or in the aggregate, a material adverse effect with respect to MGG or its general partner;

•	the performance in all material respects by MGG and its general partner of their respective agreements and covenants contained in the simplification agreement;

•	the receipt by MMP of a certificate signed by the Chief Financial Officer of MGG’s general partner to the effect that the conditions set forth in the two preceding bullet points have been satisfied;

•

the receipt by MMP of an opinion of its counsel, dated as of the closing date of the simplification, to the effect that: (i) the adoption of MMP’s amended and restated partnership agreement will not affect the limited liability for any limited partner of MMP under applicable law; (ii) 90% of the current gross income of MMP constitutes qualifying income under the Internal Revenue Code; (iii) the matters contemplated by the simplification agreement will not cause MMP to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes; (iv) the federal income tax consequences to MMP common unitholders described in the registration statement are correct in all material respects; and (v) no gain or loss should be recognized by existing MMP common unitholders as a result of the matters contemplated by the simplification agreement, other than gain resulting from a decrease in partnership liabilities pursuant to the Internal Revenue Code; and

•

the deposit by MGG (i) with MMP in escrow, the duly executed certificate of cancellation of MGG’s certificate of limited partnership with authorization to file such certificate immediately after the liquidation; and (ii) with the distribution agent immediately after the contributions, MMP common units to be received by MGG in the distributions.

Change in Recommendation by the MMP Conflicts Committee

At any time prior to obtaining the requisite MMP unitholder approval, the MMP Conflicts Committee may change its recommendation if it has concluded in good faith, after consultation with its outside legal advisors and financial consultants, that the failure to make a change in recommendation would not be fair to or in the best interests of the holders of MMP common units (other than MMP’s general partner, MGG’s general partner or their respective affiliates). In such case, the MMP Conflicts Committee will not be entitled to make a change in recommendation unless MMP has provided MGG with five calendar days prior written notice advising that the MMP Conflicts Committee intends to take such action and specifying the reasons therefor in reasonable detail, including, if applicable, the terms and conditions of any proposed transaction that is the basis of the proposed action.

No Solicitation of Other Offers by MGG

General

None of MGG and its subsidiaries will, and they will use their reasonable best efforts to cause their representatives not to, directly or indirectly:

•	initiate, solicit or knowingly encourage the submission of any acquisition proposal; or

•	participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to any acquisition proposal.

Acquisition Proposal. For purposes of this joint proxy statement/prospectus, the term “acquisition proposal” means: any proposal, offer or inquiry (whether or not such proposal, offer or inquiry involves MMP or any of its assets or any common units or other securities of MMP whether or not outstanding) from or by any person other than MMP or its subsidiaries relating to (i) any direct or indirect acquisition of (a) more than 20% of the assets of MGG and its subsidiaries, taken as a whole; (b) more than 20% of the outstanding equity securities of MGG; or (c) a business or businesses that constitute more than 20% of the cash flow, net revenues, net income or assets of MGG and its subsidiaries, taken as a whole; (ii) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning more than 20% of the outstanding equity securities of MGG; or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving MGG, other than the matters contemplated by the simplification agreement.

Provision of Information in Connection with an Acquisition Proposal

Upon receipt of an unsolicited written acquisition proposal that did not result from a breach of the provisions described under “—General” above, MGG may furnish information to or enter into or participate in any discussions or negotiations with the party making such acquisition proposal if the MGG Conflicts Committee determines, after consultation with, and taking into account the advice of, its outside legal advisors and financial consultants, that such acquisition proposal could possibly lead to a change in recommendation by the MGG Conflicts Committee. MGG will promptly provide or make available to MMP any non-public information concerning MGG or any of its subsidiaries that is provided or made available to any such party.

MGG may not provide any non-public information or data pertaining to MMP to the party making the acquisition proposal unless (i) MGG has otherwise complied with all of its obligations described under this section “—No Solicitation of Other Offers by MGG;” (ii) the MGG Conflicts Committee determines, after consultation with, and taking into account the advice of, its outside legal advisors and financial consultants, that the provision of such non-public information or data pertaining to MMP could possibly lead to a change in recommendation by the MGG Conflicts Committee; and (iii) MGG has first required such party to execute a confidentiality agreement meeting the requirements of the simplification agreement, furnished a copy of such confidentiality agreement to MMP and notified MMP of the identity of such party. In addition, MMP must provide to MGG and to any such party any non-public information or data pertaining to MMP that MGG reasonably requests. However, MGG may not provide and MMP will not be required to provide to any such party any information pertaining to MMP where MGG knows that the provision of such information would jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of the simplification agreement.

Change in Recommendation by MGG Conflicts Committee

Except as provided below, the MGG Conflicts Committee may not (i) withdraw, modify or qualify in any manner adverse to MMP its recommendation to MGG common unitholders; (ii) publicly approve or recommend, or publicly propose to approve or recommend, any acquisition proposal; or (iii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow MGG or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar contract or any tender or exchange offer providing for, with respect to or in connection with any acquisition proposal.

Notwithstanding the foregoing, at any time prior to obtaining the requisite MGG unitholder approval, the MGG Conflicts Committee may change its recommendation if it has concluded in good faith, after consultation with, and taking into account the advice of, its outside legal advisors and financial consultants, that the failure to make a change in recommendation would not be fair to or in the best interests of the holders of MGG common units (other than MMP’s general partner, MGG’s general partner or their respective affiliates). In such case, the MGG Conflicts Committee will not be entitled to make a change in recommendation unless MGG has (i) complied in all material respects with the provisions described under this section “—No Solicitation of Other Offers by MGG;” and (ii) provided MMP with five calendar days prior written notice advising that MGG Conflicts Committee intends to take such action and specifying the reasons therefor in reasonable detail, including, if applicable, the terms and conditions of any proposed transaction that is the basis of the proposed action.

Termination of Simplification Agreement

The simplification agreement may be terminated at any time prior to the effective time in any of the following ways:

•	by mutual written consent of MGG and MMP;

•	by either MGG or MMP upon written notice to the other:

•

if the effective time has not occurred on or before September 30, 2009, unless the failure of the closing to occur by this date is due to the failure of the party seeking to terminate the simplification agreement to fulfill any material obligation under the simplification agreement or a material breach of the simplification agreement by such party;

•

if any regulatory authority has issued a final and nonappealable statute, rule, order, decree or regulation or taken any other action that restrains or prohibits the consummation of the simplification; provided, that the terminating party is not in breach of its obligation to use commercially reasonable best efforts in good faith to complete the simplification;

•	if MGG fails to obtain the necessary approval of its unitholders at the MGG special meeting;

•	if MMP fails to obtain the necessary approval of its unitholders at the MMP special meeting;

•	in the event that, prior to obtaining the necessary approval of MGG unitholders at the MGG special meeting, the MGG Conflicts Committee has made a change in recommendation; or

•

in the event that, prior to obtaining the necessary approval of MMP unitholders at the MMP special meeting, the MMP Conflicts Committee has made a change in recommendation; provided, that, pursuant to the terms of the simplification agreement, MMP was not entitled to exercise its right to terminate the simplification agreement pursuant to this provision for a period of 60 days following the date of the simplification agreement;

•	by MMP, upon written notice to MGG:

•

if there has been a breach of or there is any inaccuracy in any of the representations or warranties of MGG or its general partner set forth in the simplification agreement, which breach or inaccuracy has not been cured within 30 days after receiving notice of such breach from MMP, or which breach or inaccuracy, by its nature, cannot be cured prior to September 30, 2009 (provided, that neither MMP nor its general partner is then in material breach of or there is any material inaccuracy in any of its representations, warranties, covenants or agreements contained in the simplification agreement); provided, that MMP may not terminate pursuant to this provision unless the breach of representation or warranty, together with all other such breaches or inaccuracies of representations or warranties, would entitle MMP or its general partner not to consummate the matters contemplated by the simplification agreement because the condition described in the first bullet under “—Conditions to the Effectiveness of the Matters Contemplated by the Simplification Agreement—Additional Conditions to MMP’s Obligations” above would not have been met;

•

if there has been a material breach of any of the covenants or agreements of MGG or its general partner set forth in the simplification agreement, which breach has not been cured within 30 days after receiving notice of such breach from MMP, or which breach, by its nature, cannot be cured prior to September 30, 2009 (provided, that neither MMP nor its general partner is then in material breach of any of its representations, warranties, covenants or agreements contained in the simplification agreement); provided, that MMP may not terminate pursuant to this provision unless the breach of covenants or agreements, together with all other such breaches of covenants or agreements, would entitle MMP or its general partner not to consummate the matters contemplated by the simplification agreement because the condition described in the second bullet under “—Conditions to the Effectiveness of the Matters Contemplated by the Simplification Agreement—Additional Conditions to MMP’s Obligations” above would not have been met; or

•	if MGG has materially breached the non-solicitation provisions of the simplification agreement described under “—No Solicitation of Other Offers by MGG;” or

•	by MGG, upon written notice to MMP:

•

if there has been a breach of or there is any inaccuracy in any of the representations or warranties of MMP or its general partner set forth in the simplification agreement, which breach or inaccuracy has not been cured within 30 days after receiving notice of such breach from MGG, or which breach or inaccuracy, by its nature, cannot be cured prior to September 30, 2009 (provided, that neither MGG nor its general partner is then in material breach of any of its representations, warranties, covenants or agreements contained in the simplification agreement); provided, that MGG may not terminate pursuant to this provision unless the breach of representation or warranty, together with all other such breaches or inaccuracies of representations or warranties, would entitle MGG or its general partner not to consummate the matters contemplated by the simplification agreement because the condition described in the first bullet under “—Conditions to the Effectiveness of the Matters Contemplated by the Simplification Agreement—Additional Conditions to MGG’s Obligations” above would not have been met; or

•

if there has been a material breach of any of the covenants or agreements of MMP or its general partner set forth in the simplification agreement, which breach has not been cured within 30 days after receiving notice of such breach from MGG, or which breach, by its nature, cannot be cured prior to September 30, 2009 (provided, that neither MGG nor its general partner is then in material breach of any of its representations, warranties, covenants or agreements contained in the simplification agreement); provided, that MGG may not terminate pursuant to this provision unless the breach of covenants or agreements, together with all other such breaches of covenants or agreements, would entitle MGG or its general partner not to consummate the matters contemplated by the simplification agreement because the condition described in the second bullet under “—Conditions to the Effectiveness of the Matters Contemplated by the Simplification Agreement—Additional Conditions to MGG’s Obligations” above would not have been met.

Expenses

Under the simplification agreement, as a general matter, MMP will bear all of its own costs and expenses and will reimburse MGG for all of its reasonable expenses related to the matters contemplated by the simplification agreement, except upon the termination of the simplification agreement in the following circumstances:

•	MGG will be obligated to pay all of its own expenses and the reasonable expenses of MMP if the simplification agreement is terminated by:

•	MMP or MGG in the event that, prior to obtaining the necessary approval of MGG unitholders at the MGG special meeting, the MGG Conflicts Committee has made a change in recommendation;

•	MMP upon a material breach of or inaccuracy in any of the representations and warranties of MGG or its general partner as described above;

•	MMP upon a material breach of any of the covenants or agreements of MGG or its general partner as described above; or

•	MMP because MGG materially breached the non-solicitation provisions of the simplification agreement; and

•

MGG will be obligated to pay all of its own expenses and to reimburse MMP for any expenses of MGG previously paid by MMP to MGG if the simplification agreement is terminated by mutual written consent of MMP and MGG or if the simplification agreement is terminated by MMP or MGG:

•	upon written notice to the other party if the effective time has not occurred on or before September 30, 2009 as described above;

•

if any regulatory authority has issued a final and nonappealable statute, rule, order, decree or regulation or taken any other action that restrains, or prohibits the consummation of the simplification as described above;

•	if MGG fails to obtain the necessary approval of its unitholders at the MGG special meeting; or

•	if MMP fails to obtain the necessary approval of its unitholders at the MMP special meeting.

Waiver and Amendment of the Simplification Agreement

Prior to the effective time, any provision of the simplification agreement may be waived in writing by the party benefited by the provision and approved by the MMP Conflicts Committee in the case of MMP and by the MGG Conflicts Committee in the case of MGG. Any provision of the simplification agreement may be amended or modified prior to the effective time by a written agreement between the parties approved by the MMP Conflicts Committee and the MGG Conflicts Committee; provided that after MGG unitholder approval or MMP unitholder approval has been obtained, no amendment may be made that requires any further unitholder approval.

Governing Law

The simplification agreement is governed by and interpreted under Delaware law.

THE AMENDED AND RESTATED PARTNERSHIP AGREEMENT OF MMP

The following is a summary of the material provisions of the fifth amended and restated partnership agreement of MMP. The fifth amended and restated partnership agreement is attached hereto as Annex B and referred to herein as the “amended and restated partnership agreement.”

Pursuant to the simplification agreement, MMP’s existing partnership agreement will be amended and restated. The material differences between the existing partnership agreement and the proposed amended and restated partnership agreement include (i) the incentive distribution rights and the approximate 2% general partner interest in MMP will be transformed into MMP common units and a non-economic general partner interest in MMP; (ii) the limited call right of MMP’s general partner to acquire all of the limited partner interests in MMP held by non-affiliates if the general partner or its affiliates owns 80% or more of MMP limited partner interests will be eliminated; (iii) MMP’s general partner will not have the contractual right to withdraw from MMP; (iv) MMP’s general partner may not be removed without the unanimous vote of all unitholders; and (v) most references to MMP’s previously outstanding subordinated units and certain other legacy provisions which are no longer applicable to MMP will be eliminated.

The following provisions of the amended and restated partnership agreement are summarized elsewhere in this joint proxy statement/prospectus:

•	with regard to distributions of available cash, please read “MMP Cash Distribution Policy” on page 147;

•	with regard to the transfer of MMP common units, please read “Description of MMP Common Units—Transfer of MMP Common Units” beginning on page 148; and

•	with regard to allocations of taxable income and taxable loss, please read “Federal Income Taxation of MMP and Its Unitholders” beginning on page 121.

Organization and Duration

MMP was formed on August 30, 2000 and will have a perpetual existence, unless dissolved in accordance with Article XII of the amended and restated partnership agreement.

Purpose

The purpose of MMP under the amended and restated partnership agreement is to:

•	serve as a partner or sole member of certain of its subsidiaries;

•

engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that Magellan OLP, L.P., Magellan Pipeline Company, L.P. and Magellan Pipeline Terminals, L.P. (collectively, MMP’s operating partnerships) are permitted to engage in by their partnership agreements and, in connection therewith, to exercise all of the rights and powers given to MMP under the agreements relating to such business activity;

•

engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other entity or arrangement to engage indirectly in, any business activity that MMP’s general partner approves and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Revised Uniform Limited Partnership Act as amended (“DRULPA”); and

•	do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to MMP’s operating partnerships or any subsidiary thereof.

MMP’s general partner is not authorized to cause MMP to engage, directly or indirectly, in any business activity that it reasonably determines would cause MMP to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

MMP’s general partner is authorized in general to perform all acts deemed necessary to carry out MMP’s purposes and to conduct its business.

Power of Attorney

Each limited partner, and each person who acquires an MMP common unit from an MMP unitholder and executes and delivers a transfer application, grants to MMP’s general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for MMP’s qualification, continuance or dissolution.

Capital Contributions

MMP unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

Assuming that a limited partner does not participate in the control of MMP’s business within the meaning of the DRULPA and that he otherwise acts in conformity with the provisions of MMP’s amended and restated partnership agreement, his liability under the DRULPA will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to MMP for his MMP common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by MMP’s limited partners as a group:

•	to elect the board of directors of MMP’s general partner;

•	to remove or replace MMP’s general partner;

•	to approve certain amendments to the amended and restated partnership agreement; or

•	to take any other action under the amended and restated partnership agreement constituted “participation in the control” of MMP’s business for the purposes of the DRULPA, then the limited partners could be held personally liable for MMP’s obligations under the laws of Delaware, to the same extent as MMP’s general partner. This liability would extend to persons who transact business with MMP who reasonably believe that a limited partner is a general partner based on the limited partner’s conduct. Neither MMP’s amended and restated partnership agreement nor the DRULPA specifically provides for legal recourse against MMP’s general partner if a limited partner were to lose limited liability through any fault of MMP’s general partner. While this does not mean that a limited partner could not seek legal recourse, MMP knows of no precedent for this type of a claim in Delaware case law.

Under the DRULPA, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of MMP, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the DRULPA provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The DRULPA provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the DRULPA will be liable to the limited partnership for the amount of the distribution for three years from the date of distribution. Under the DRULPA, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to MMP, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the amended and restated partnership agreement.

MMP’s subsidiaries conduct business in multiple states. Maintenance of MMP’s limited liability as a limited partner of MMP’s operating partnerships may require compliance with legal requirements in the jurisdictions in which such operating partnerships conduct business, including qualifying MMP’s subsidiaries to do business there. Limitations on the liability of a limited partner for the obligations of a limited partnership have not been clearly established in many jurisdictions. If it were determined that MMP was, by virtue of MMP’s limited partner interest in its operating partnerships or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace MMP’s general partner, to approve certain amendments to MMP’s amended and restated partnership agreement, or to take other action under the amended and restated partnership agreement constituted “participation in the control” of MMP’s business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for MMP’s obligations under the law of that jurisdiction to the same extent as MMP’s general partner under the circumstances. MMP will operate in a manner that MMP’s general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

The following matters require MMP unitholder vote specified below.

Election of directors of MMP’s general partner	Plurality of the votes cast at meetings of the limited partners. Please read “—Meetings; Voting” beginning on page 112.

Amendment of the amended and restated partnership agreement	Certain amendments may be made by MMP’s general partner without the approval of MMP unitholders. Certain other amendments require the approval of a majority of outstanding MMP common units. Certain other amendments require the approval of a super-majority or all of outstanding MMP common units. Please read “—Amendment of the Amended and Restated Partnership Agreement” beginning on page 108.

Merger or the sale of all or substantially all of MMP’s assets	Majority of outstanding MMP common units. Please read “—Merger, Sale or Other Disposition of Assets” beginning on page 110.

Dissolution of MMP	Majority of outstanding MMP common units. Please read “—Termination and Dissolution” on page 111.

Removal/Replacement of MMP’s general partner	100% of the outstanding units including those held by MMP’s general partner and its affiliates. Please read “—Withdrawal or Removal of the General Partner” beginning on page 110.

Issuance of Additional Securities

The amended and restated partnership agreement authorizes MMP to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by MMP’s general partner in its discretion without the approval of MMP unitholders.

It is possible that MMP will fund acquisitions through the issuance of additional MMP common units or other equity securities. Holders of any additional MMP common units MMP issues will be entitled to share equally with the then-existing holders of MMP common units in MMP’s distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of MMP common units in MMP’s net assets.

In accordance with Delaware law and the provisions of its amended and restated partnership agreement, MMP may also issue additional partnership securities that, in the sole discretion of MMP’s general partner, have special designations, preferences, powers and duties, including special voting rights to which MMP common units are not entitled.

The holders of MMP common units do not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of the Amended and Restated Partnership Agreement

General. Amendments to MMP’s amended and restated partnership agreement may be proposed only by or with the consent of MMP’s general partner, which consent may be given or withheld in its sole discretion. In addition, certain amendments require the approval of a majority of the members of MMP’s Conflicts Committee (“special approval”). In order to adopt a proposed amendment, other than those amendments discussed below that do not require unitholder approval, MMP’s general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by at least a majority of outstanding MMP common units.

Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by MMP to MMP’s general partner or any of its affiliates without the consent of MMP’s general partner, which may be given or withheld in its sole discretion;

•	change the term of MMP;

•

provide that MMP is not dissolved upon an election to dissolve MMP by MMP’s general partner that is approved by a majority of the outstanding MMP common units, and, if MMP’s general partner is then an affiliate of The Williams Companies, Inc., after obtaining special approval; or

•

give any person the right to dissolve MMP other than MMP’s general partner’s right to dissolve MMP upon the approval of a majority of outstanding MMP common units and, if MMP’s general partner is then an affiliate of The Williams Companies, Inc., after obtaining special approval.

The provision of the amended and restated partnership agreement providing for the requirements to amend such agreement may not be amended without the approval of the holders of at least 90% of the outstanding MMP common units voting together as a single class.

No MMP Unitholder Approval. MMP’s general partner may generally make amendments to the amended and restated partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in MMP’s name, the location of MMP’s principal place of business, MMP’s registered agent or MMP’s registered office;

•	the admission, substitution, withdrawal, or removal of partners, as applicable, in accordance with the amended and restated partnership agreement;

•

a change that, in the sole discretion of MMP’s general partner, is necessary or advisable for MMP to qualify or to continue MMP’s qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that none of MMP, and MMP’s operating partnerships will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

an amendment that is necessary, in the opinion of MMP’s counsel, to prevent MMP or MMP’s general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that in the discretion of MMP’s general partner is necessary or advisable in connection with the authorization or issuance of any class or series of partnership securities, pursuant to the amended and restated partnership agreement;

•	any amendment expressly permitted in MMP’s amended and restated partnership agreement to be made by MMP’s general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of MMP’s amended and restated partnership agreement;

•

any amendment that, in the discretion of MMP’s general partner, is necessary or advisable for the formation by MMP of, or MMP’s investment in, any corporation, partnership or other entity, as otherwise permitted by MMP’s amended and restated partnership agreement;

•	a change in MMP’s fiscal year or taxable year and related changes;

•	an amendment to reflect a merger or conveyance pursuant to the amended and restated partnership agreement; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, MMP’s general partner may make amendments to MMP’s amended and restated partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of MMP’s general partner:

•	do not adversely affect the limited partners of MMP in any material respect;

•

are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or advisable to facilitate the trading of limited partner interests of MMP or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests of MMP are or will be listed for trading, compliance with any of which MMP’s general partner deems to be in MMP’s best interest and the best interest of MMP’s limited partners;

•	are necessary or advisable for any action taken by MMP’s general partner relating to splits or combinations of MMP’s units under the provisions of MMP’s amended and restated partnership agreement; or

•	are required to effect the intent of the provisions of the amended and restated partnership agreement or are otherwise contemplated by the amended and restated partnership agreement.

Opinion of Counsel and MMP Unitholder Approval. Except for the amendments described above under “—No MMP Unitholder Approval,” which amendments do not require unitholder approval, no other amendments to the amended and restated partnership agreement will become effective without the approval of holders of at least 90% of the outstanding MMP common units unless MMP obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of MMP’s limited partners.

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced. Any amendment of certain director election and nomination provisions requires approval of two-thirds of the outstanding MMP common units.

Merger, Sale or Other Disposition of Assets

MMP’s amended and restated partnership agreement generally prohibits MMP’s general partner, without the prior approval of the holders of a majority of the outstanding MMP common units and special approval, from causing MMP to, among other things, sell, exchange or otherwise dispose of all or substantially all of MMP’s assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on MMP’s behalf the sale, exchange or other disposition of all or substantially all of the assets of MMP’s operating partnerships. MMP’s general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of MMP’s assets without that approval. MMP’s general partner may also sell all or substantially all of MMP’s assets under a foreclosure or other realization upon those encumbrances without such approval.

If conditions specified in MMP’s amended and restated partnership agreement are satisfied and without prior approval of the limited partners, MMP’s general partner may merge MMP or any of MMP’s subsidiaries into, or convey all of MMP’s assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change MMP’s legal form into another limited liability entity, MMP’s general partner obtains an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and MMP’s general partner with the same rights and obligations as are contained in MMP’s amended and restated partnership agreement.

MMP unitholders are not entitled to dissenters’ rights of appraisal under the amended and restated partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of MMP’s assets or any other transaction or event for such purpose.

Withdrawal or Removal of the General Partner

Except in the event MMP’s general partner has transferred all of its general partner interest in MMP in accordance with MMP’s amended and restated partnership agreement, it cannot withdraw at any time for any reason. Notwithstanding this limitation, MMP’s general partner can withdraw under the DRULPA, and if MMP’s general partner withdraws in violation of MMP’s amended and restated partnership agreement, MMP’s amended and restated partnership agreement provides that:

•	the withdrawing general partner must give 90 days notice to the limited partners;

•	the successor general partner will be elected by a plurality of the votes of MMP limited partners at a special meeting or an annual meeting;

•	the successor general partner elected will be admitted to MMP as the general partner effective immediately prior to the withdrawal of the predecessor general partner;

•	the successor general partner elected will automatically become the successor general partner or managing member, as applicable, of MMP’s subsidiaries; and

•	if the successor general partner is elected, MMP will not be dissolved and the successor general partner will continue the business of MMP.

MMP’s general partner may not be removed unless the removal is approved by the vote of the holders of 100% of the outstanding units, including units held by MMP’s general partner and its affiliates, and MMP receives an opinion of counsel regarding limited liability and tax matters. Any removal of MMP’s general partner is also subject to the approval of a successor general partner by the vote of the holders of 100% of the outstanding units.

Transfer of General Partner Interest

MMP’s general partner may transfer its general partner interest in MMP to any person without unitholder approval. As a condition of this transfer: (i) MMP’s general partner must transfer its entire general partner interest in MMP in whole and not in part; (ii) the transferee must assume the rights and duties of MMP’s general partner to whose interest that transferee has succeeded and agree to be bound by the provisions of MMP’s amended and restated partnership agreement; (iii) an opinion of counsel regarding limited liability and tax matters must be furnished; and (iv) the organizational documents of the owner of the general partner interest must provide for the establishment of a conflicts committee to approve certain matters with respect to MMP’s general partner and MMP, the selection of independent directors as members of such conflicts committee, and the submission of certain matters to the vote of such conflicts committee upon similar terms and conditions as set forth in the currently existing limited liability company agreement of MMP’s general partner so as to provide the limited partners and MMP’s general partner with the same rights and obligations as are contained in MMP’s amended and restated partnership agreement.

Termination and Dissolution

MMP will continue as a limited partnership until terminated under the amended and restated partnership agreement. MMP will dissolve upon:

(1)	the election of MMP’s general partner to dissolve MMP, if approved by the holders of a majority of the outstanding MMP common units and, if MMP’s general partner is then an affiliate of the Williams Companies, Inc., after obtaining special approval;

(2)	the sale of all or substantially all of the assets and properties of MMP and its subsidiaries;

(3)	the entry of a decree of judicial dissolution of MMP; or

(4)	the withdrawal of MMP’s general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the amended and restated partnership agreement or withdrawal or removal following approval and admission of a successor. Please read “—Withdrawal or Removal of the General Partner” above.

Upon a dissolution under clause (4) and the failure to elect a successor general partner, the holders of units representing a unit majority may also elect, within specific time limitations, to reconstitute MMP and continue MMP’s business on the same terms and conditions described in the amended and restated partnership agreement by forming a new limited partnership on terms identical to those in the amended and restated partnership agreement and having as general partner an entity approved by the holders of a majority of the outstanding common units subject to MMP’s receipt of an opinion of counsel to the effect that:

(1)	the action would not result in the loss of limited liability of any limited partner; and

(2)	neither MMP, the reconstituted limited partnership nor the operating partnerships would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon MMP’s dissolution, the liquidator authorized to wind up MMP’s affairs will, acting with all of the powers of MMP’s general partner that the liquidator deems necessary or desirable in its judgment, liquidate MMP’s assets and apply the proceeds of the liquidation as provided in “MMP Cash Distribution

Policy—Distributions of Cash Upon Liquidation” on page 147. The liquidator may defer liquidation of MMP’s assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Change of Management Provisions

MMP’s amended and restated partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Magellan GP, LLC as the general partner or otherwise change management. If any person or group other than MMP’s general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units of MMP, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group who acquires the units from MMP’s general partner or its affiliates and any transferee of that person or group provided that MMP’s general partner notifies such transferee that such loss of voting rights does not apply.

Meetings; Voting

Except as described above regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of MMP common units on the record date will be entitled to notice of, and to vote at, meetings of MMP’s limited partners and to act upon matters for which approvals may be solicited. MMP common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by MMP’s general partner at the written direction of the record holder. Absent direction of this kind, MMP common units will not be voted, except that, in the case of common units held by MMP’s general partner on behalf of non-citizen assignees, the general partner will distribute the votes on those common units in the same ratios as the votes of limited partners (including the general partner) on other units are cast.

Any action that is required or permitted to be taken by MMP unitholders may be taken either at a meeting of MMP unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Special meetings of MMP unitholders may be called by MMP’s general partner or by MMP unitholders owning at least 20% of the outstanding MMP units of the class for which a meeting is proposed. An annual meeting of limited partners for the election of directors to the board of directors of MMP’s general partner, and such other matters as the board of directors submits to a vote of the limited partners, is held on the second Wednesday in May of each year or on such other date as is fixed by MMP’s general partner. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of an MMP unit has a vote according to his percentage interest in MMP, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” However, if at any time any person or group, other than MMP’s general partner and its affiliates, or a direct or a subsequently approved transferee of MMP’s general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. MMP common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of MMP common units under MMP’s amended and restated partnership agreement will be delivered to the record holder by MMP or by the transfer agent.

Board of Directors

The number of directors of MMP’s general partner’s board will be between seven and nine as determined from time to time by a majority of the directors of the general partner’s board. Any decrease in the number of directors by MMP’s general partner’s board may not have the effect of shortening the term of any incumbent director. The directors will be classified with respect to their terms of office by dividing them into three classes established pursuant to the limited liability company agreement of MMP’s general partner, each class to be as nearly equal in number as possible. At each annual meeting of MMP unitholders, directors to replace those whose terms expire at such annual meeting will be elected to hold office until the third succeeding annual meeting. Each director will hold office for the term for which such director is elected or until such director’s earlier death, resignation or removal. Any vacancies may be filled, until the next annual meeting, by a majority of the remaining directors then in office. A director may be removed only for cause and only upon a vote of the majority of the remaining directors then in office. MMP’s general partner’s board must maintain at least three directors meeting the independence and experience requirements of any national securities exchange on which any units or other partnership securities are listed or quoted.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability” beginning on page 106, MMP common units will be fully paid, and MMP unitholders will not be required to make additional contributions.

An assignee of an MMP common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from MMP, including liquidating distributions. MMP’s general partner will vote and exercise other powers attributable to MMP common units owned by an assignee that has not become a substitute limited partner at the written direction of the assignee. Please read “—Meetings; Voting” above. Transferees that do not execute and deliver a transfer application will not be treated as assignees nor as record holders of MMP common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of MMP common units. Please read “Description of MMP Common Units—Transfer of MMP Common Units” beginning on page 148.

Non-citizen Assignees; Redemption

If MMP is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of MMP’s general partner, create a substantial risk of cancellation or forfeiture of any property that MMP has an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, MMP may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, MMP’s general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or MMP’s general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon MMP’s liquidation.

Indemnification

Under MMP’s amended and restated partnership agreement, in most circumstances, MMP will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	MMP’s general partner;

•	any departing general partner;

•	any person who is or was an affiliate of MMP’s general partner or any departing general partner;

•

any person who is or was a member, partner, officer, director, employee, agent or trustee of MMP’s general partner, any departing general partner or any affiliate of MMP’s general partner or any departing general partner; or

•

any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person.

Any indemnification under these provisions will only be out of MMP’s assets. Unless it otherwise agrees in its sole discretion, MMP’s general partner and its affiliates will not be personally liable for, or have any obligation to contribute or loan funds or assets to MMP to enable MMP to effectuate indemnification. MMP may purchase insurance against liabilities asserted against and expenses incurred by persons in connection with MMP’s activities, regardless of whether MMP would have the power to indemnify the person against liabilities under the amended and restated partnership agreement.

Books and Reports

MMP’s general partner is required to keep appropriate books and records of MMP’s business at MMP’s principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, MMP’s fiscal year is the calendar year.

MMP will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements by MMP’s independent public accountants. Except for MMP’s fourth quarter, MMP will also furnish or make available unaudited financial information within 90 days after the close of each quarter.

MMP will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year.

Right to Inspect MMP’s Books and Records

The amended and restated partnership agreement provides that a limited partner of MMP can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each limited partner;

•	a copy of MMP’s tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each limited partner and the date on which each became a limited partner;

•	copies of MMP’s amended and restated partnership agreement, the certificate of limited partnership of MMP, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of MMP’s business and financial condition; and

•	any other information regarding MMP’s affairs as is just and reasonable.

MMP’s general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in MMP’s or its subsidiaries’ best interests, could damage MMP or its subsidiaries or which MMP or its subsidiaries is required by law or by agreements with third parties to keep confidential.

COSTS RELATED TO THE SIMPLIFICATION

MMP will pay all of its expenses related to the simplification and this joint proxy statement/prospectus and related registration statement and all related SEC and other regulatory filing fees, as well as the reasonable expenses of MGG in connection with the simplification, including fees and expenses of counsel, accountants and financial advisors; provided that in the event the simplification agreement is terminated under certain circumstances, MGG may be required to pay its own expenses or to pay both its own expenses and the reasonable expenses of MMP. Please read “The Simplification Agreement—Expenses” beginning on page 104.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE SIMPLIFICATION

General

The following is a discussion of the material U.S. federal income tax consequences of the transformation, distributions, contributions and the liquidation (collectively, the “simplification”) that may be relevant to current MMP unitholders and MGG unitholders. Unless otherwise noted, the description of the law and legal conclusions set forth in the discussion relating to the consequences of the simplification to MMP and its unitholders are the opinion of Vinson & Elkins L.L.P. Unless otherwise noted, the description of the law and the legal conclusions set forth in the discussion relating to the consequences of the simplification to MGG and its unitholders are the opinion of Akin Gump Strauss Hauer & Feld LLP. This discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and final Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”), administrative rulings and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Neither MMP nor MGG has sought a ruling from the IRS with respect to any of the tax matters discussed below, and the IRS would not be precluded from taking positions contrary to those described herein. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below.

The discussion does not purport to be a complete description of all U.S. federal income tax consequences of the simplification to the unitholders of MMP and MGG. Moreover, the discussion focuses on unitholders of MMP and MGG who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens, other unitholders or stockholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs), mutual funds, dealers in securities or currencies, traders in securities that elect to mark-to-market, or persons who hold MMP common units or MGG common units as part of a hedge, straddle or conversion transaction. Also, this discussion assumes that MMP common units and MGG common units are held as capital assets at the time of the simplification.

No ruling has been or will be requested from the IRS with respect to the tax consequences of the simplification. It is a condition to closing, however, that:

•	MMP receive an opinion of Vinson & Elkins L.L.P. to the effect that:

•	The adoption of MMP’s amended and restated partnership agreement will not affect the limited liability of any limited partner of MMP under applicable law;

•	90% of the current gross income of MMP constitutes qualifying income within the meaning of Section 7704(d) of the Internal Revenue Code;

•

The matters contemplated by the simplification agreement will not cause MMP to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes;

•

To the extent that it describes provisions of U.S. federal tax law, the discussion in this joint proxy statement/prospectus under the captions “Material Federal Income Tax Consequences of the Simplification” and “Federal Income Taxation of MMP and its Unitholders” as each such discussion relates to holders of MMP common units (other than MGG unitholders) is correct in all material respects; and

•

No gain or loss should be recognized by existing holders of MMP common units as a result of the simplification (other than gain resulting from any decrease in MMP liabilities pursuant to Section 752 of the Internal Revenue Code)

•	MGG receive an opinion of Akin Gump Strauss Hauer & Feld LLP to the effect that:

•

To the extent that it describes provisions of U.S. federal tax law, the discussion in this joint proxy statement/prospectus under the captions “Material Federal Income Tax Consequences of the Simplification—Tax Consequences of the Transformation, Distributions and Contributions” and “Material Federal Income Tax Consequences of the Simplification—Tax Consequences of the Liquidation and Redistribution,” as each such discussion relates to the holders of MGG common units, is correct in all material respects;

•

No income or gain should be recognized by MGG and the holders of MGG common units solely as a result of the transformation and contributions (other than (i) any gain resulting from the sale of MMP common units in lieu of distributing any fractional MMP common units and (ii) income and gain, if any, resulting from the assumption or payment of liabilities of MGG or its subsidiaries by MMP); and

•

No gain or loss should be recognized by the holders of MGG common units to the extent MMP common units are received by them as a result of the dissolution and winding-up of MGG pursuant to MGG’s plan of liquidation.

Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Some tax aspects of the simplification are not certain and no assurance can be given that the above-described opinions and the statements made in this joint proxy statement/prospectus with respect to tax matters will be sustained by a court if contested by the IRS. Furthermore, the tax treatment of the simplification may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

If either MMP or MGG waives receipt of the requisite tax opinion as a condition to closing and the changes to the tax consequences would be material, then this joint proxy statement/prospectus will be amended and recirculated and approval of the unitholders of MMP and the unitholders of MGG will be resolicited.

No opinions are being given with respect to any other tax matters arising from the simplification. Moreover, the opinions of counsel described above will be expressly conditioned upon the simplification being consummated in the manner contemplated by, and in accordance with, the terms set forth in the simplification agreement and described in this joint proxy statement/prospectus. In addition, the tax opinions delivered to MMP and MGG will be based on certain facts, assumptions and representations made by officers of MMP and MGG.

MMP unitholders and MGG unitholders should consult with, and must rely on, their own tax advisors in analyzing the federal, state, local and foreign consequences particular to them of the simplification in light of their own particular circumstances, including the possible effects of changes in federal or other tax laws.

Tax Consequences of the Transformation, Distributions and Contributions—General

Under the simplification agreement, MMP will amend and restate its existing partnership agreement to provide for the transformation of the incentive distribution rights and the 2% economic interest of the general partner in MMP owned directly and indirectly by MMP’s general partner into MMP common units and a non-economic general partner interest in MMP (the “transformation”). Once the transformation is complete, pursuant to the simplification agreement, MMP’s general partner, which is currently a wholly owned subsidiary of MGG, will distribute MMP common units it receives in the transformation through a series of steps to MGG (the “distributions”). Once the transformation and distributions are complete, pursuant to the contribution agreement: (i) MGG will contribute 100% of the limited liability company interests in the sole member of its general partner to MMP’s general partner; (ii) MGG will contribute 100% of the limited liability company interests in Magellan GP, LLC to MMP; (iii) MGG will contribute to MMP all of its cash and other remaining assets other than MMP common units it receives in the distributions; and (iv) MMP will assume all of the liabilities of MGG (collectively, the “contributions”). MMP and MGG intend to take the position that none of the transformation, distributions or contributions will result in income, gain or loss to either MMP or MGG.

Tax Consequences of the Transformation, Distributions and Contributions to Existing MMP Common Unitholders

Vinson & Elkins L.L.P. expects to provide an opinion to the effect that no gain or loss should be recognized by the existing MMP unitholders as a result of the transformation, distributions and contributions, other than gain resulting from any decrease in MMP liabilities pursuant to Section 752 of the Internal Revenue Code.

As a result of the transformation, a portion of the nonrecourse liabilities currently allocable to the existing MMP unitholders will be shifted to the holders of MMP common units issued by MMP in the transformation. An MMP unitholder will not recognize taxable gain as a result of the shift in liabilities if the unitholder’s tax basis in his MMP common units is positive without including any basis associated with the unitholder’s allocable share of nonrecourse liabilities.

An MMP unitholder’s initial tax basis in his MMP common units consists of the amount such unitholder paid for MMP common units plus such unitholder’s share of MMP’s nonrecourse liabilities. That basis will be decreased, but not below zero, by any decreases in such unitholder’s share of nonrecourse liabilities. For these purposes, nonrecourse liabilities are liabilities of MMP for which no partner has liability. All of the liabilities of MMP are considered nonrecourse liabilities. As noted above, the transformation will result in a reduction in the allocable share of nonrecourse liabilities of an existing MMP unitholder, which is referred to as a “reducing debt shift.” Each existing MMP unitholder will be deemed to have received a cash distribution equal to the amount of the reducing debt shift.

If the reduction in a unitholder’s share of nonrecourse liabilities and the resulting deemed cash distribution exceeds such unitholder’s basis in his MMP common units, such unitholder would recognize gain in an amount equal to such excess. However, such unitholder will not recognize taxable gain if such unitholder’s tax basis in his MMP common units is positive without including any basis associated with such unitholder’s share of nonrecourse liabilities. It is not anticipated that an existing MMP unitholder will recognize a taxable gain as a result of the reduction in such unitholder’s share of nonrecourse liabilities of MMP.

Tax Consequences of the Transformation, Distributions and Contributions to MGG Common Unitholders

Akin Gump Strauss Hauer & Feld LLP expects to provide an opinion to the effect that no income or gain should be recognized by MGG and the holders of MGG common units solely as a result of the transformation, distributions and contributions, other than (i) any gain resulting from the sale of MMP common units in lieu of distributing any fractional MMP common units and (ii) income and gain, if any, resulting from the assumption or payment of liabilities of MGG or its subsidiaries/affiliates by MMP. A holder of MGG common units who receives cash in lieu of the distribution of fractional common units will recognize gain or loss equal to the difference between the cash received and the unitholder’s adjusted tax basis allocable to such fractional common unit.

Tax Consequences of the Liquidation and Redistribution—General

Once the transformation, distribution and contributions are complete, MGG will dissolve and wind-up its affairs and distribute MMP’s common units it received in the distribution to its unitholders (the “liquidation and redistribution”). The liquidation and redistribution will be treated as a liquidation of MGG in which MMP common units are distributed to MGG common unitholders in exchange for their MGG common units. Following the liquidation and redistribution, an MGG unitholder that receives MMP common units will be treated as a limited partner in MMP. For a discussion of the material U.S. federal income tax consequences of owning and disposing of MMP common units received in the liquidation and redistribution, you should read “Federal Income Taxation of MMP and Its Unitholders” beginning on page 121.

Tax Consequences of the Liquidation and Redistribution to MGG Common Unitholders

No gain or loss should be recognized by MGG upon the distribution of MMP common units to MGG unitholders. Akin Gump Strauss Hauer & Feld LLP expects to provide an opinion to the effect that an MGG unitholder should not recognize any taxable gain or loss to the extent MMP common units are received by him in the liquidation and redistribution.

Because the simplification results in a liquidation of MGG pursuant to which MMP common units are distributed to MGG common unitholders, an MGG common unitholder’s holding period for MMP common units received in the liquidation and redistribution will not be determined by reference to the holding period of the unitholder’s MGG common units. Instead, an MGG common unitholder’s holding period for MMP common units received in the liquidation and redistribution that are attributable to MGG’s capital assets or assets used in its business as defined in Section 1231 of the Code will include MGG’s holding period in those assets. The holding period for MMP common units received by an MGG common unitholder attributable to other assets of MGG, such as inventory and receivables, will begin on the day following the liquidation and redistribution.

The adjusted tax basis in MMP common units that an MGG unitholder receives in the liquidation and redistribution will be equal to the sum of such unitholder’s adjusted tax basis in his MGG common units plus such unitholder’s share of nonrecourse liabilities of MMP as determined in accordance with Section 752 of the Internal Revenue Code and the regulations promulgated thereunder.

MGG uses the year ending December 31 as its taxable year and the accrual method of accounting for federal income tax purposes. As a result of the liquidation and redistribution, MGG’s taxable year will end and MGG will be required to file a final federal income tax return for the taxable year ending upon the date the liquidation is effected. Each MGG unitholder will be required to include in income his share of income, gain, loss and deduction for this period. In addition, an MGG unitholder who has a taxable year ending on a date other than December 31 and after the date the liquidation is effected must include his share of income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of income, gain, loss and deduction from MGG.

Effect of the Simplification on the Ratio of MMP’s Taxable Income to Cash Distributions

MMP estimates that if the simplification becomes effective, it will result in an increase in the amount of net income (or decrease in the amount of net loss) allocable to the existing MMP unitholders for the period from January 1, 2009 through December 31, 2010, which is referred to as the “Projection Period.” MMP estimates that existing MMP unitholders will be allocated, on a cumulative basis, up to $0.47 more net income (or less net loss) per common unit during the Projection Period as a result of the effectiveness of the simplification. MMP also estimates that this increase in net income (or decrease in the amount of net loss) to be 10% or less of the cash distributed with respect to that period. MGG estimates that an MGG unitholder who purchased its MGG units at the time of MGG’s initial public offering or on any subsequent day when the closing price for MGG units on the day of purchase was equal to or greater than $12.00 that receives MMP common units in the simplification and who owns those common units during the period from the effective date of the simplification through December 31, 2010, will be allocated an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. This analysis does not consider the ability of any particular MMP unitholder to utilize suspended passive losses.

The amount and effect of the increase or decrease in net income, or increase or decrease in net loss, allocated to an existing MMP unitholder or a former MGG unitholder resulting from the effectiveness of the simplification will depend upon the unitholder’s particular situation, including when the unitholder purchased his MMP common units or MGG common units (and the basis adjustment to such unitholder’s share of MMP common units or MGG common units under Section 743(b) of the Internal Revenue Code) and the ability of the unitholder to utilize any suspended passive losses. Depending on these factors, any particular unitholder may, or may not, be able to offset all or a portion of the projected increased net income (or decreased net loss) allocated to such unitholder.

The estimates above are based upon many assumptions, including that the simplification becomes effective as of August 31, 2009, that approximately 39.6 million MMP common units will be issued to the unitholders of MGG upon the effectiveness of the simplification, that the MMP price per unit at the time of the effectiveness of the simplification will be $30.73, that gross income from operations will approximate the amount required to make current distributions at the time of the simplification and other assumptions with regard to income, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates are also based upon the position that the liquidation together with all other units sold within the prior twelve month period do not represent a sale or exchange of 50% or more of the total interest in MMP’s capital and profits interests. The liquidation represents an exchange of 37.2% of the total interest in MMP’s capital and profits interests. MMP will be considered to have terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in MMP’s capital and profits within a twelve month period. In order to determine whether a sale or exchange of 50% or more of capital and profits interests has occurred, MMP reviews information available to it regarding transactions involving transfers of its units, including sales of units pursuant to trading activity in the public markets; however, the information MMP is able to obtain is generally not sufficient to make a definitive determination, on a current basis, of whether there have been sales and exchanges of 50% or more of MMP’s capital and profits interests within the prior twelve month period, and MMP may not have all of the information necessary to make this determination until several months following the time of transfers that would cause the 50% threshold to be exceeded. See “Federal Income Taxation of MMP and its Unitholders—Disposition of MMP Common Units—Constructive Termination” for a discussion of the consequences of MMP’s termination for federal income tax purposes. In the event of a termination, including a termination of MMP or MGG for any periods prior to the effective date of the simplification, MMP believes both MMP unitholders and MGG unitholders that receive MMP common units in the simplification will be allocated an increased amount of taxable income as a percentage of the cash distributed during the projection periods set forth above, including the Projection Period.

In addition, these estimates are based on current tax law and tax reporting positions that MMP has adopted or will adopt and with which the IRS could disagree. In addition, these estimates are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties over which MMP has no control. Accordingly, neither MMP nor MGG can assure MMP unitholders and MGG unitholders, as the case may be, that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any such differences could be material and could materially affect the value of an MMP unitholder’s common units. For example, the federal income tax liability of a unitholder could be increased during the projection periods set forth above, including the Projection Period, if MMP makes a future offering of MMP common units and uses the proceeds of the offering in a manner that does not produce substantial additional deductions during such periods, such as to repay indebtedness currently outstanding or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate currently applicable to MMP’s assets.

FEDERAL INCOME TAXATION OF MMP AND ITS UNITHOLDERS

This section is a summary of the material U.S. federal tax considerations that may be relevant to owning MMP common units received in the simplification and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., insofar as it relates to legal conclusions with respect to matters of U. S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code, Treasury Regulations and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

The following discussion does not comment on all federal income tax matters affecting MMP or its unitholders. Moreover, the discussion focuses on prospective unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, MMP encourages each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

No ruling has been or will be requested from the IRS regarding any matter that affects MMP or its prospective unitholders. Instead, MMP relies on opinions and advice of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this discussion may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for MMP common units and the prices at which MMP common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to MMP unitholders and thus will be borne directly by MMP unitholders. Furthermore, the tax treatment of MMP, or of an investment in MMP, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by MMP.

For the reasons listed below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

•

the treatment of a unitholder whose MMP common units are loaned to a short seller to cover a short sale of MMP common units (please read “—Tax Consequences of MMP Common Unit Ownership—Treatment of Short Sales” on page 127);

•

whether MMP’s monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of MMP Common Units—Allocations Between Transferors and Transferees” on page 131); and

•

whether MMP’s method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of MMP Common Unit Ownership—Section 754 Election” beginning on page 127 and “—Uniformity of MMP Common Units” beginning on page 132).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner in a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner, unless the amount of cash distributed to him is in excess of his adjusted tax basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to in this discussion as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships 90% or more of the gross income of which for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the storage, processing, transportation and marketing of natural resources, including oil, gas, and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. MMP estimates that less than 3% of MMP’s current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by MMP, and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that more than 90% of MMP’s current gross income constitutes qualifying income. The portion of MMP’s income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS, and the IRS has made no determination as to MMP’s status or the status of MMP’s operating partnership for federal income tax purposes or whether MMP’s operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, MMP will rely on the opinion of Vinson & Elkins L.L.P. on such matters. It is the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings, court decisions and the representations described below, MMP will be classified as a partnership, and MMP’s operating partnership will be disregarded as an entity separate from MMP for federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by MMP. The representations made by MMP upon which Vinson & Elkins L.L.P. has relied include:

•	Neither MMP, nor any of its operating entities, has elected or will elect to be treated as a corporation;

•

For each taxable year, more than 90% of MMP’s gross income will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

•

Each hedging transaction that MMP treats as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas, or products thereof that are held or to be held by MMP in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

If MMP fails to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require MMP to make adjustments with respect to MMP’s unitholders or pay other amounts), MMP will be treated as if MMP had transferred all of MMP’s assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which MMP fails to meet the Qualifying Income Exception, in return for stock in that corporation and then distribute that stock to MMP unitholders in liquidation of their interests in MMP. This deemed contribution and liquidation should be tax-free to MMP unitholders and MMP so long as MMP, at that time, does not have liabilities in excess of the tax basis of MMP’s assets. Thereafter, MMP would be treated as a corporation for federal income tax purposes.

If MMP is treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, MMP’s items of income, gain, loss and deduction would be reflected only on MMP’s tax return rather than being passed through to MMP unitholders, and MMP’s net income would be taxed to MMP at corporate rates. In addition, any distribution made to an MMP unitholder would be treated as taxable dividend income to the extent of MMP’s current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital to the extent of the unitholder’s tax basis in his MMP common units, and taxable capital gain after the unitholder’s tax basis in his MMP common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of MMP common units.

The remainder of this section is based on Vinson & Elkins L.L.P.’s opinion that MMP will be classified as a partnership for federal income tax purposes.

Limited Partner Status

MGG unitholders who have become limited partners of MMP will be treated as partners of MMP for federal income tax purposes. Also:

•	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

•

unitholders whose MMP common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of MMP for federal income tax purposes. As there is no direct or indirect controlling authority addressing assignees of MMP common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of MMP common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of MMP common units unless MMP common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of MMP common units whose MMP common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those MMP common units for federal income tax purposes. Please read “—Tax Consequences of MMP Common Unit Ownership—Treatment of Short Sales” on page 127.

Items of MMP’s income, gain, loss or deduction would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These unitholders are urged to consult their own tax advisors with respect to their status as partners in MMP for federal income tax purposes.

The references to “unitholders” in the discussion that follows are to persons who are treated as partners in MMP for federal income tax purposes.

Tax Consequences of MMP Common Unit Ownership

Flow-Through of Taxable Income

MMP does not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of MMP’s income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, MMP may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of MMP’s income, gain, loss and deduction for MMP’s taxable year or years ending with or within his taxable year. MMP’s taxable year ends on December 31.

Treatment of Distributions

Distributions made by MMP to a unitholder generally will not be taxable to him for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his MMP common units immediately before the distribution. Cash distributions made by MMP to a unitholder in an amount in excess of his tax basis in his MMP common units generally will be considered to be gain from the sale or exchange of those MMP common units, taxable in accordance with the rules described under “—Disposition of MMP Common Units” beginning on page 130. To the extent that cash distributions made by MMP cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any MMP losses deducted in previous years. Please read “—Limitations on Deductibility of Losses” below.

Any reduction in a unitholder’s share of MMP’s liabilities for which no partner bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by MMP of cash to that unitholder. A decrease in a unitholder’s percentage interest in MMP because of MMP’s issuance of additional MMP common units will decrease his share of MMP’s nonrecourse liabilities and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his MMP common units, if the distribution reduces the unitholder’s share of MMP’s “unrealized receivables” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” If the distribution reduces a unitholder’s share of Section 751 Assets, he will be treated as having received his proportionate share of the Section 751 Assets and then having exchanged those assets with MMP in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the MMP unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of MMP Common Units

An MMP unitholder’s initial tax basis for his MMP common units will be the same as the basis of the property that he transferred to MMP in exchange for MMP common units plus his share of MMP’s nonrecourse liabilities. That tax basis will be increased by his share of MMP’s income and by any increases in his share of MMP’s nonrecourse liabilities. That tax basis generally will be decreased, but not below zero, by distributions to him from MMP, by his share of MMP’s losses, by any decreases in his share of MMP’s nonrecourse liabilities and by his share of MMP’s expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder’s share of MMP’s nonrecourse liabilities will generally be based on his share of MMP’s profits. Please read “—Disposition of MMP Common Units—Recognition of Gain or Loss” beginning on page 130.

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of MMP’s losses will be limited to his tax basis in his MMP common units and, in the case of an individual unitholder, estate, trust or a corporate unitholder (if more than 50% of the value of its stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations), to the amount for which the MMP unitholder is considered to be “at risk” with respect to MMP’s activities, if that amount is less than his tax basis. An MMP unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to an MMP unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his at-risk amount, is subsequently increased, provided such losses do not exceed such MMP unitholder’s tax basis in his MMP common units. Upon the taxable disposition of an MMP common unit, any gain recognized by an MMP unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, an MMP unitholder will be at risk to the extent of his tax basis in his MMP common units, excluding any portion of that tax basis attributable to his share of MMP’s nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his MMP common units, if the lender of those borrowed funds owns an interest in MMP, is related to MMP unitholder or can look only to MMP common units for repayment. An MMP unitholder’s at-risk amount will increase or decrease as the tax basis of such MMP unitholder’s MMP common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of MMP’s nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitation generally provides that individuals, estates, trusts and certain closely held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally defined as trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from passive activities. The passive loss limitation is applied separately with respect to each publicly traded partnership. Consequently, any losses MMP generates will be available to offset only MMP’s passive income generated in the future and will not be available to offset income from other passive activities or investments (including MMP’s investments or a unitholder’s investments in other publicly traded partnerships), or an MMP unitholder’s salary or active business income. Any previously suspended losses in excess of the amount of gain recognized will remain suspended. Passive losses that are not deductible because they exceed an MMP unitholder’s share of income MMP generates may be deducted by such MMP unitholder in full when he disposes of his entire investment in MMP in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at-risk rules and the tax basis limitation.

An MMP unitholder’s share of MMP’s net income may be offset by any of MMP’s suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	MMP’s interest expense attributable to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry an MMP common unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest deduction limitation. In addition, an MMP unitholder’s share of MMP’s portfolio income will be treated as investment income.

Entity-Level Collections

If MMP is required or elects under applicable law to pay any federal, state or local income tax on behalf of any MMP unitholder or any former MMP unitholder, MMP is authorized to pay those taxes from MMP’s funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of an MMP unitholder whose identity cannot be determined, MMP is authorized to treat the payment as a distribution to all current MMP unitholders. MMP is authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of MMP common units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the limited partnership agreement is maintained as nearly as is practicable. Payments by MMP as described above could give rise to an overpayment of tax on behalf of a unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if MMP has a net profit, MMP’s items of income, gain, loss and deduction will be allocated among MMP’s unitholders in accordance with their percentage interests in MMP. If MMP has a net loss, the loss will be allocated first to MMP’s unitholders according to their percentage interests in MMP to the extent of their positive capital account balances, and second to MMP’s general partner.

Specified items of MMP’s income, gain, loss and deduction will be allocated under Section 704(c) of the Internal Revenue Code to account for the difference between the tax basis and fair market value of MMP’s assets at the time of an offering, which assets are referred to in this discussion as “Contributed Property.” These “Section 704(c) Allocations” are required to eliminate the difference between a partner’s “book” capital account, credited with the then fair market value of Contributed Property, and the “tax” capital account, credited with MMP’s tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity.” In the event MMP issues additional MMP common units or engages in certain other transactions in the future, “Reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to all persons who are holders of partnership interests immediately prior to such other transaction to account for the Book-Tax Disparity at the time of the future transaction. In addition, items of recapture income will be allocated to the extent possible to the MMP unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other MMP unitholders. Finally, although MMP does not expect that MMP’s operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of MMP’s income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of MMP’s income, gain, loss or deduction, other than a Section 704(c) Allocation or Reverse Section 704(c) Allocation, will generally be given effect for federal income tax purposes in determining an MMP unitholder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a unitholder’s share of an item will be determined on the basis of his interest in MMP, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to MMP;

•	the interests of all MMP unitholders in profits and losses;

•	the interest of all MMP unitholders in cash flow; and

•	the rights of all MMP unitholders to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described below in “—Section 754 Election,” “—Uniformity of MMP Common Units” and “—Disposition of MMP Common Units—Allocations Between Transferors and Transferees,” allocations under MMP’s limited partnership agreement will be given effect for federal income tax purposes in determining an MMP unitholder’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

An MMP unitholder whose common units are loaned to a “short seller” to cover a short sale of MMP common units may be considered as having disposed of those common units. If so, he would no longer be treated for tax purposes as a partner with respect to those MMP common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	none of MMP’s income, gain, loss or deduction with respect to those MMP common units would be reportable by an MMP unitholder;

•	any cash distributions received by an MMP unitholder with respect to those MMP common units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of an MMP unitholder whose MMP common units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their MMP common units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of MMP Common Units—Recognition of Gain or Loss” beginning on page 130.

Alternative Minimum Tax

Each MMP unitholder will be required to take into account his distributive share of any items of MMP’s income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective MMP unitholders are urged to consult their tax advisors with respect to the impact of an investment in MMP common units on their liability for the alternative minimum tax.

Tax Rates

In general, the highest marginal U.S. federal income tax rate for individuals currently is 35% and the maximum U.S. federal income tax rate for net capital gains of an individual, where the asset disposed of was held for more than 12 months at the time of disposition, is 15%. However, absent new legislation extending the current rates, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20% respectively. Moreover, these rates are subject to change by new legislation at any time.

Section 754 Election

MMP has made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. That election will generally permit MMP to adjust a common unit purchaser’s tax basis in MMP’s assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. The Section 743(b) adjustment does not apply to a person who purchases MMP common units directly from MMP, and it belongs only to the purchaser and not to other MMP unitholders. For purposes of this discussion, an MMP unitholder’s inside basis in MMP’s assets will be considered to have two components: (1) his share of MMP’s tax basis in MMP’s assets (“common basis”) and (2) his Section 743(b) adjustment to that tax basis.

Where the remedial allocation method is adopted (which MMP has adopted as to all of MMP’s properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property subject to depreciation under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6),

a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under MMP’s limited partnership agreement, MMP is authorized to take a position to preserve the uniformity of MMP common units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of MMP Common Units” beginning on page 132.

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, MMP intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of MMP’s assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, MMP will apply the rules described in the Treasury Regulations and legislative history. If MMP determines that this position cannot reasonably be taken, MMP may take a depreciation or amortization position under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in MMP’s assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of MMP Common Units” on page 132. An MMP unitholder’s tax basis for his MMP common units is reduced by his share of MMP’s deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position MMP takes that understates deductions will overstate an MMP unitholder’s basis in his MMP common units, which may cause the unitholder to understate gain or overstate loss on any sale of such MMP common units. Please read “—Disposition of MMP Common Units—Recognition of Gain or Loss” beginning on page 130. The IRS may challenge MMP’s position with respect to depreciating or amortizing the Section 743(b) adjustment MMP takes to preserve the uniformity of MMP common units. If such a challenge were sustained, the gain from the sale of MMP common units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his MMP common units is higher than the MMP common units’ share of the aggregate tax basis of MMP’s assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain on a sale of MMP’s assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his common units is lower than those common units’ share of the aggregate tax basis of MMP’s assets immediately prior to the transfer. Thus, the fair market value of MMP common units may be affected either favorably or unfavorably by the election. A tax basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in MMP if MMP has a substantial built-in loss immediately after the transfer, or if MMP distributes property and have a substantial tax basis reduction. Generally a built-in loss or a tax basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of MMP’s assets and other matters. For example, the allocation of the Section 743(b) adjustment among MMP’s assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment MMP allocated to its tangible assets to goodwill instead. Goodwill, an intangible asset, is generally either non-amortizable or amortizable over a longer period of time or under a less accelerated method than MMP’s tangible assets. MMP cannot assure the unitholder that the determinations MMP makes will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in MMP’s opinion, the expense of compliance exceed the benefit of the election, MMP may seek permission from the IRS to revoke MMP’s Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

MMP uses the year ending December 31 as MMP’s taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in his income his share of MMP’s income, gain, loss and deduction for MMP’s taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his common units following the close of MMP’s taxable year but before the close of his taxable year must include his share of MMP’s income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in his taxable income for his taxable year his share of more than twelve months of MMP’s income, gain, loss and deduction. Please read “—Disposition of MMP Common Units—Allocations Between Transferors and Transferees” on page 131.

Tax Basis, Depreciation and Amortization

The tax basis of MMP’s tangible assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of MMP’s assets and their tax basis (a) following the transformation, but prior to the liquidation and redistribution, will be borne by the MMP unitholders as of such period, and (b) immediately prior to any other offering will be borne by MMP’s unitholders as of that time. Please read “—Tax Consequences of MMP Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction” beginning on page 126.

To the extent allowable, MMP may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of MMP Common Units” on page 132. Property MMP subsequently acquires or constructs may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If MMP disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, an MMP unitholder who has taken cost recovery or depreciation deductions with respect to property MMP owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in MMP. Please read “—Tax Consequences of MMP Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction” beginning on page 126 and “—Disposition of MMP Common Units—Recognition of Gain or Loss” on page 130.

The costs MMP incurs in selling MMP common units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon MMP’s termination. There are uncertainties regarding the classification of costs as organization expenses, which MMP may be able to amortize, and as syndication expenses, which MMP may not amortize. The underwriting discounts and commissions MMP incurs will be treated as syndication expenses.

Valuation and Tax Basis of MMP’s Properties

The federal income tax consequences of the ownership and disposition of MMP common units will depend in part on MMP’s estimates of the relative fair market values and the tax bases of MMP’s assets. Although MMP may from time to time consult with professional appraisers regarding valuation matters, MMP will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or tax basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by MMP unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of MMP Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of MMP common units equal to the difference between an MMP unitholder’s amount realized and MMP unitholder’s tax basis for MMP common units sold. An MMP unitholder’s amount realized will equal the sum of the cash or the fair market value of other property he receives plus his share of MMP’s nonrecourse liabilities. Because the amount realized includes a unitholder’s share of MMP’s nonrecourse liabilities, the gain recognized on the sale of MMP common units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from MMP in excess of cumulative net taxable income for an MMP common unit that decreased an MMP unitholder’s tax basis in that common unit will, in effect, become taxable income if that MMP common unit is sold at a price greater than an MMP unitholder’s tax basis in that MMP common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by an MMP unitholder, other than a “dealer” in MMP common units, on the sale or exchange of an MMP common unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of MMP common units held more than twelve months is scheduled to be taxed at a maximum rate of 15% through December 31, 2010. However, a portion, which may be substantial, of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to “unrealized receivables” or appreciated “inventory items” that MMP owns. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables and appreciated inventory items may exceed net taxable gain realized on the sale of an MMP common unit and may be recognized even if there is a net taxable loss realized on the sale of an MMP common unit. Thus, an MMP unitholder may recognize both ordinary income and a capital loss upon a sale of MMP common units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may be used to offset only capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling MMP unitholder who can identify MMP common units transferred with an ascertainable holding period to elect to use the actual holding period of MMP common units transferred. Thus, according to the ruling, an MMP unitholder will be unable to select high or low tax basis MMP common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific MMP common units sold for purposes of determining the holding period of MMP common units transferred. An MMP unitholder electing to use the actual holding period of MMP common units transferred must consistently use that identification method for all subsequent sales or exchanges of MMP common units. An MMP unitholder considering the purchase of additional MMP common units or a sale of MMP common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and those Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, that is, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer who enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, MMP’s taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among MMP unitholders in proportion to the number of MMP common units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of MMP’s assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, an MMP unitholder transferring MMP common units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or applies to only transfers of less than all of an MMP unitholder’s interest, MMP’s taxable income or losses might be reallocated among MMP unitholders. MMP is authorized to revise MMP’s method of allocation between MMP unitholders, as well as among transferor and transferee MMP unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

An MMP unitholder who owns MMP common units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of MMP’s income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

An MMP unitholder who sells any of his MMP common units is generally required to notify MMP in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of MMP common units who purchases such MMP common units from another MMP unitholder is also generally required to notify MMP in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, MMP is required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify MMP of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

MMP will be considered to have terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in MMP’s capital and profits within a twelve- month period. For purposes of determining whether the 50% threshold has been reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of MMP’s taxable year for all unitholders. In the case of an MMP unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of MMP’s taxable year may result in more than twelve months of MMP’s taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in MMP filing two tax returns (and MMP unitholders receiving two Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne by all MMP unitholders. MMP would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code. A constructive termination of MGG prior to the effective date of the simplification or of MMP would result in a deferral of MMP’s deductions for depreciation. For a further discussion of the effect of a constructive termination in connection with the simplification, please see “Material Federal Income Tax Consequences of the Simplification—Effect of the Simplification on the Ratio of MMP’s Taxable Income to Cash Distributions.” A termination could also result in penalties if MMP was unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject MMP to, any tax legislation enacted before the termination.

Uniformity of MMP Common Units

Because MMP cannot match transferors and transferees of MMP common units, MMP must maintain uniformity of the economic and tax characteristics of MMP common units to a purchaser of these MMP common units. In the absence of uniformity, MMP may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the common units. Please read “—Tax Consequences of MMP Common Unit Ownership—Section 754 Election” beginning on page 127.

MMP depreciates the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of that property, or treats that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of MMP’s assets. Please read “—Tax Consequences of MMP Common Unit Ownership—Section 754 Election” beginning on page 127. To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, MMP will apply the rules described in the Treasury Regulations and legislative history. If MMP determines that this position cannot reasonably be taken, MMP may adopt a depreciation and amortization position under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in MMP’s property. If MMP adopts this position, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. MMP will not adopt this position if MMP determines that the loss of depreciation and amortization deductions will have a material adverse effect on MMP unitholders. If MMP chooses not to utilize this aggregate method, MMP may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any MMP common units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of MMP common units might be affected, and the gain from the sale of common units might be increased without the benefit of additional deductions. Please read “—Disposition of MMP Common Units—Recognition of Gain or Loss” beginning on page  130.

Tax-Exempt Organizations and Other Investors

Ownership of MMP common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor with respect to your tax consequences of holding MMP common units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of MMP’s income allocated to an MMP unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

A regulated investment company, or “mutual fund,” is required to derive at least 90% of its gross income from certain permitted sources. Income from the ownership of MMP common units in a “qualified publicly traded partnership” is generally treated as income from a permitted source. MMP expects that it will meet the definition of a qualified publicly traded partnership.

Non-resident aliens and foreign corporations, trusts or estates that own MMP common units will be considered to be engaged in business in the United States because of the ownership of MMP common units. As a consequence they will be required to file federal tax returns to report their share of MMP’s income, gain, loss or deduction and pay federal income tax at regular rates on their share of MMP’s net income or gain. Under rules applicable to publicly traded partnerships, MMP will withhold tax, at the highest effective applicable rate, from cash distributions made quarterly to foreign unitholders. Each foreign MMP unitholder must obtain a taxpayer identification number from the IRS and submit that number to MMP’s transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require MMP to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of MMP’s income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of an MMP common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act (“FIRPTA”), a foreign MMP unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of an MMP common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of MMP’s common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of MMP’s assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held MMP common units or the 5-year period ending on the date of disposition. Currently, more than 50% of MMP’s assets consist of U.S. real property interests and MMP does not expect that to change in the foreseeable future. Therefore, foreign MMP unitholders may be subject to U.S. federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

MMP intends to furnish to each MMP unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of MMP’s income, gain, loss and deduction for MMP’s preceding taxable year. In preparing this information, which will not be reviewed by counsel, MMP will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each MMP unitholder’s share of income, gain, loss and deduction.

MMP cannot assure an MMP unitholder that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither MMP nor Vinson & Elkins L.L.P. can assure prospective MMP unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of MMP common units.

The IRS may audit MMP’s federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability and possibly may result in an audit of his own return. Any audit of an MMP unitholder’s return could result in adjustments not related to MMP’s returns as well as those related to MMP’s returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The amended and restated partnership agreement appoints MMP’s general partner as MMP’s Tax Matters Partner.

The Tax Matters Partner will make some elections on MMP’s behalf and on behalf of MMP unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against MMP unitholders for items in MMP’s returns. The Tax Matters Partner may bind an MMP unitholder with less than a 1% profits interest in MMP to a settlement with the IRS unless that MMP unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all MMP unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any MMP unitholder having at least a 1% interest in profits or by any group of MMP unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each MMP unitholder with an interest in the outcome may participate.

An MMP unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on MMP’s return. Intentional or negligent disregard of this consistency requirement may subject an MMP unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in MMP as a nominee for another person are required to furnish to MMP:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	a statement regarding whether the beneficial owner is:

•	a person that is not a U.S. person,

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

•	a tax-exempt entity;

•	the amount and description of MMP common units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to MMP. The nominee is required to supply the beneficial owner of MMP common units with the information furnished to MMP.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority,” or

•	as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of MMP unitholders could result in that kind of an “understatement” of income for which no “substantial authority” exists, MMP would be required to disclose the pertinent facts on MMP’s return. In addition, MMP will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which MMP does not believe includes it, or any of its investments, plans or arrangements.

A substantial valuation misstatement exists if the value of any property, or the adjusted tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted tax basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions

If MMP engages in a “reportable transaction,” MMP (and possibly the unitholder and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts of at least $2.0 million in any single year, or $4.0 million in any combination of 6 successive tax years. MMP’s participation in a reportable transaction could increase the likelihood that MMP’s federal income tax information return (and possibly unitholder’s tax return) is audited by the IRS. Please read “—Information Returns and Audit Procedures” above.

Moreover, if MMP was to participate in a listed transaction or a reportable transaction (other than a listed transaction) with a significant purpose to avoid or evade tax, MMP unitholders could be subject to the following provisions:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above under “—Accuracy-Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

MMP does not expect to engage in any reportable transactions.

State, Local and Other Tax Considerations

In addition to federal income taxes, MMP unitholders will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which MMP conducts business or owns property or in which the unitholder is a resident. MMP currently conducts business or owns property in twenty-two states, most of which impose personal income taxes. Most of these states also impose an income tax on corporations and other entities. Moreover, MMP may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in MMP. An MMP unitholder may be required to file state income tax returns and to pay state income taxes in any state in which MMP does business or owns property, and such MMP unitholder may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require MMP, or it may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular MMP unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by MMP. Please read “—Tax Consequences of MMP Common Unit Ownership—Entity-Level Collections” on page 126. Based on current law and MMP’s estimate of MMP’s future operations, MMP anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each MMP unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in MMP. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, or foreign tax consequences of an investment in MMP. MMP strongly recommends that each prospective MMP unitholder consult, and depend on, his own tax counsel or other advisor with regard to those matters. It is the responsibility of each MMP unitholder to file all tax returns that may be required of him.

INTERESTS OF CERTAIN PERSONS IN THE SIMPLIFICATION

Interests of the Executive Officers and Directors in the Simplification

In considering the recommendations of the MGG Conflicts Committee and the MMP Conflicts Committee, MGG unitholders and MMP unitholders should be aware that some of the executive officers and directors of MGG’s general partner and MMP’s general partner have interests in the simplification that may differ from, or may be in addition to, the interests of MGG unitholders or of MMP unitholders generally. These interests may present such executive officers and directors with actual or potential conflicts of interests, and these interests, to the extent material, are described below:

•

Projections made by Executive Officers. Some members of senior management currently own MGG common units and will be receiving MMP common units as a result of the simplification. Senior management of the general partners of MMP and MGG prepared projections with respect to MMP’s future financial and operating performance on a stand-alone basis and on a combined basis. These projections were provided to TudorPickering and Lazard in connection with their independent financial analyses and in the preparation of their fairness opinions. The projections were also provided to the MMP Conflicts Committee and the MGG Conflicts Committee. The transformation ratio determined by the committees affects the number of MMP common units to be received by the executive officers of MGG in connection with the simplification.

•

MGG Common Units. MGG common units held by the directors and executive officers of MGG’s general partner will be transformed into MMP common units at a ratio of 0.6325 MMP common units per MGG common unit as well as associated unit purchase rights. This is the same ratio as that applicable to all other holders of MGG common units.

•

Deferred Phantom Units. Each outstanding MGG deferred phantom unit (which are held by certain directors of MGG’s general partner) will be transformed into an MMP deferred phantom unit at a ratio of 0.6325 MMP deferred phantom units per MGG deferred phantom unit.

•

Indemnification and Insurance. The simplification agreement provides for indemnification by MMP of each person who was, as of the date of the simplification agreement, or is at any time from the date of the simplification agreement through the effective date an “Indemnitee” under the existing MGG partnership agreement as if MMP were the original obligor thereunder and for the maintenance of directors’ and officers’ liability insurance covering directors and executive officers of MGG’s general partner for a period of six years following the dissolution of MGG.

•

Director and Executive Officer Interlock. Certain of MGG’s general partner’s directors and all of MGG’s general partner’s executive officers are currently directors and executive officers of MMP’s general partner, respectively, and will remain directors and executive officers of MMP’s general partner following the simplification.

Each of the MMP Conflicts Committee and the MGG Conflicts Committee was aware of these different and/or additional interests and considered them, among other matters, in their respective evaluations and negotiations of the simplification agreement.

Unit Ownership by Directors and Executive Officers

As of July 21, 2009, directors and executive officers of each of MMP’s and MGG’s general partners owned an aggregate of 465,715 MGG common units and an aggregate of 285,500 MMP common units. Pursuant to the simplification agreement, such directors and executive officers will receive 294,559 MMP common units in the liquidation and redistribution. Pursuant to the simplification agreement and the plan of liquidation each holder of an MGG common unit will be entitled to 0.6325 MMP common units as well as associated unit purchase rights. Cash will be distributed in lieu of distributing any fractional MMP common units.

The following table sets forth, as of July 21, 2009, for each of MMP’s and MGG’s general partner’s directors and executive officers: (a) the number of MGG common units in which each such person has a pecuniary interest; (b) the total number of MMP common units that such director or executive officer will receive in respect of MGG’s common units as a result of the transformation and redistribution; and (c) the number of MMP common units in which each such person has a pecuniary interest.

	MGG Common Units (1)	Aggregate MMP Common Units to be Received in the Simplification	MMP Common Units (2)	Total MMP Common Units Owned after the Simplification	Percentage of MMP Common Units Owned after the Simplification (3)
Directors of MMP
Patrick C. Eilers (4)	826	522	—	522	*
James R. Montague	1,000	632	10,344	10,976	*
George A. O’Brien	—	—	6,938	6,938	*
Barry R. Pearl	—	—	—	—	—

Directors of MGG
Walter R. Arnheim	2,035	1,287	—	1,287	*
Robert G. Croyle	2,972	1,879	—	1,879	*
James C. Kempner	7,373	4,663	5,000	9,663	*

Executive Officers
Don R. Wellendorf (5)	135,769	85,873	92,673	178,546	0.17%
John D. Chandler (6)	94,722	59,911	42,918	102,829	*
Lisa J. Korner	—	—	17,017	17,017	*
Michael N. Mears	94,722	59,911	29,729	89,640	*
Richard A. Olson	—	—	31,219	31,219	*
Brett C. Riley	94,722	59,911	22,080	81,991	*
Lonny E. Townsend (7)	31,574	19,970	27,582	47,552	*

Total	465,715	294,559	285,500	580,059	0.54%

(1)	Excludes an aggregate of 27,781 MGG deferred phantom units held by directors of MGG, which will be converted into 17,571 MMP deferred phantom units pursuant to the terms of the simplification agreement.

(2)	Excludes an aggregate of 40,781 MMP phantom units held by such directors and executive officers. The numbers of MMP phantom units held by executive officers may be increased or decreased by 20% on the vesting date of December 31, 2009 due to such executive officers’ personal performance during the period from January 1, 2007 through December 31, 2009.

(3)	Other than Mr. Wellendorf, each such director or executive officer will own less than 0.1% of the outstanding MMP common units following completion of the simplification, calculated based upon 66,953,879 outstanding MMP common units as of July 21, 2009, plus 39,623,943 MMP common units registered hereby.

(4)	Mr. Eilers is a member of the board of directors of each of MMP’s general partner and MGG’s general partner.

(5)	Mr. Wellendorf is the Chairman of the board of directors and the President and Chief Executive Officer of each of MMP’s general partner and MGG’s general partner.

(6)	Mr. Chandler is Senior Vice President and Chief Financial Officer of MMP’s general partner and MGG’s general partner.

(7)	Mr. Townsend is Senior Vice President and General Counsel of MMP’s general partner and MGG’s general partner.

Indemnification; Directors’ and Officers’ Insurance

MMP will indemnify, hold harmless and advance expenses to each person who was as of the date of the simplification agreement or is at any time from the date of the simplification agreement through the effective date an “Indemnitee” under the existing MGG partnership agreement to the fullest extent authorized or permitted by the MGG partnership agreement as if MMP was the original obligor thereunder.

MMP will maintain for at least six years following the contributions, the current policies of directors’ and officers’ liability insurance maintained by MGG and its subsidiaries, except that MMP may substitute policies of at least the same coverage and amounts containing terms and conditions which are not, in the aggregate, less advantageous to the directors and officers of MGG and its general partner than the existing policy; provided, that MMP is not required to pay annual premiums in excess of 200% of the last annual premium paid by MGG or its general partner prior to the date of the simplification agreement.

Such obligation of MMP will be deemed to have been satisfied if prepaid “tail” policies have been obtained by MMP. MGG may also, at any time prior to the effective time, obtain such a prepaid “tail” policy; provided, that the terms of any such “tail” policy obtained by MGG will be subject to approval by MMP.

Director and Executive Officer Interlock

Certain executive officers and directors of MGG’s general partner are also executive officers and directors of MMP’s general partner. Messrs. Wellendorf and Eilers serve as members of the boards of MGG’s general partner and MMP’s general partner. Mr. Wellendorf is the President and Chief Executive Officer of both MGG’s general partner and MMP’s general partner. Lonny E. Townsend is the Senior Vice President, General Counsel, Secretary and Compliance and Ethics Officer of MGG’s general partner. Mr. Townsend is also the Senior Vice President, General Counsel, Assistant Secretary and Compliance and Ethics Officer of MMP’s general partner. John D. Chandler is the Senior Vice President and Chief Financial Officer and Treasurer of both MGG’s general partner and MMP’s general partner.

DIRECTORS AND EXECUTIVE OFFICERS OF

MMP’S GENERAL PARTNER FOLLOWING THE SIMPLIFICATION

The following table shows information for the directors and executive officers of MMP’s general partner following the simplification. Executive officers are appointed. The terms of the directors are staggered and the directors are divided into three classes. At each annual meeting, only one class of directors is elected and, upon election, directors in that class serve for a term that ends at the third succeeding annual meeting, subject to a director’s earlier resignation or removal.

	Age	Position with MMP’s General Partner	Director Since		Class
Don R. Wellendorf	57	Chairman of the Board of Directors, President and Chief Executive Officer	2002		III	(1)
James R. Montague	62	Director	2003		III	(1)
Patrick C. Eilers	43	Director	2003		II	(2)
George A. O’Brien, Jr.	60	Director	2003		I	(3)
Barry R. Pearl	60	Director	2009		II	(2)
Walter R. Arnheim	64	Director	2009	(4)	II	(2)
Robert G. Croyle	66	Director	2009	(4)	I	(3)
James C. Kempner	70	Director	2009	(4)	III	(1)
John D. Chandler	39	Senior Vice President, Chief Financial Officer and Treasurer	n/a		n/a
Lisa J. Korner	48	Senior Vice President, Human Resources and Administration	n/a		n/a
Michael N. Mears	46	Chief Operating Officer	n/a		n/a
Richard A. Olson	52	Senior Vice President, Operations and Technical Services	n/a		n/a
Brett C. Riley	39	Senior Vice President, Business Development	n/a		n/a
Lonny E. Townsend	52	Senior Vice President, General Counsel, Compliance and Ethics Officer and Assistant Secretary	n/a		n/a

(1)	Term expires in 2011.

(2)	Term expires in 2010.

(3)	Term expires in 2012.

(4)	Nominated by the MGG Conflicts Committee to serve as a member of MMP’s board of directors following the completion of the simplification.

Don R. Wellendorf, 57, is currently the Chairman of the Board of Directors (“Chairman”) of MMP’s general partner and has served as a director, President and CEO of MMP’s general partner since November 15, 2002. He is also Chairman, President and CEO of MGG’s general partner. Prior to November 2002, Mr. Wellendorf served as Senior Vice President, Treasurer and CFO of MMP’s former general partner. From 1998 to 2002, he served as a Vice President of a subsidiary of The Williams Companies, Inc. (“Williams”). Prior to Williams’ merger with MAPCO Inc. (“MAPCO”), he served in various management positions since joining MAPCO in 1979.

James R. Montague, 62, has served as an independent director of MMP’s general partner since November 21, 2003. He has been retired since 2003. From 2001 to 2002, Mr. Montague served as President of EnCana Gulf of Mexico, Inc., an oil and gas exploration and production business. From 1996 to 2001, he served as President of two subsidiaries of International Paper Company (“International Paper”), IP Petroleum Company, an oil and gas exploration and production company, and GCO Minerals Company, a company that manages International Paper’s mineral holdings. Mr. Montague serves as a director of Atwood Oceanics, Inc. and the general partner of Penn Virginia Resource Partners, L.P.

Patrick C. Eilers, 43, has served as a director of MMP’s general partner since June 17, 2003. He also serves as a director of the general partner of MGG. Mr. Eilers is a Managing Director of Madison Dearborn Partners, LLC overseeing the firm’s energy, power and chemicals practice. Prior to joining Madison Dearborn Partners in 1999, he served as a Director with Jordan Industries, Inc. and as an Associate with IAI Venture Capital, Inc. He also played professional football with the Chicago Bears, the Washington Redskins and the Minnesota Vikings from 1990 to 1995.

George A. O’Brien, Jr., 60, has served as an independent director of MMP’s general partner since December 12, 2003. Mr. O’Brien was the President and CEO of Pacific Lumber Company from 2006 through July 2008. From 1988 until 2005, he worked for International Paper where he served as Senior Vice President of Forest Products responsible for its forestry, wood products, minerals and specialty chemicals businesses. Other responsibilities during his tenure at International Paper included corporate development, CFO of its New Zealand subsidiary and operations management. In January 2007, Pacific Lumber Company filed for voluntary reorganization under Chapter 11 of the United States Bankruptcy Code.

Barry R. Pearl, 60, has served as an independent director of MMP’s general partner since May 26, 2009. He is associated with Kealine LLC, a private developer and operator of petroleum infrastructure facilities. From 2002 to 2005, Mr. Pearl served as President and CEO of TEPPCO Partners, L.P. and as Chief Operating Officer and President from 2001 to 2002. From 1998 to 2001, he served as Vice President and Chief Financial Officer of Maverick Tube Corporation. He served in various executive positions for Santa Fe Pacific Pipeline Partners, L.P. from 1984 to 1998, including Vice President of Operations, Senior Vice President of Business Development and Planning and Chief Financial Officer. Mr. Pearl serves as a director of Kayne Anderson Energy Development Company, Seaspan Corporation and the general partner of Targa Resources Partners LP.

Walter R. Arnheim, 64, has served as an independent director of MGG’s general partner since February 15, 2006 and has been nominated by the MGG Conflicts Committee to serve as an independent director of MMP’s general partner following the effective time. From January 2000 until July 2002, he was the Executive Director of the Washington Opera. Mr. Arnheim was employed by Mobil Corporation for 34 years and retired as its Treasurer in January 2000. He currently serves on the Board of Opera Lafayette and is President of Mozaik Investment, a private equity firm.

Robert G. Croyle, 66, has served as an independent director of MGG’s general partner since December 19, 2006 and has been nominated by the MGG Conflicts Committee to serve as an independent director of MMP’s general partner following the effective time. He served as Vice Chairman of the Board and Chief Administrative Officer of Rowan Companies, Inc., a major international offshore and land drilling contractor, from August 2002 until December 2006 and as Executive Vice President from 1993 to 2002. Mr. Croyle currently serves as a director of Rowan Companies, Inc. and Boots & Coots International Well Control, Inc.

James C. Kempner, 70, has served as an independent director of MGG’s general partner since March 16, 2006 and has been nominated by the MGG Conflicts Committee to serve as an independent director of MMP’s general partner following the effective time. He served as the President and CEO of Imperial Sugar Company from October 1993 to October 2001 and as Executive Vice President and CFO from April 1988 to September 1993. Prior to joining Imperial, he served for more than 10 years in several executive positions with Pogo Producing Company, including Treasurer and CFO. His career also includes nine years of investment banking experience with Lehman Brothers in the oil services industry.

John D. Chandler, 39, currently serves as Senior Vice President, CFO and Treasurer of MMP’s general partner and MGG’s general partner. He was Director of Financial Planning and Analysis and Director of Strategic Development for a subsidiary of Williams from 1999 to July 2002, including working for MMP since its inception in 2000. Prior to Williams’ merger with MAPCO, Mr. Chandler held various accounting and finance positions since joining MAPCO in 1992.

Lisa J. Korner, 48, currently serves as Senior Vice President, Human Resources and Administration of MMP’s general partner. Prior to joining MMP in November 2002, she served as Executive Director of HR Strategy and HRIS for Williams from July 2001 to November 2002 and served as Director of Human Resources from October 1999 to July 2001. Ms. Korner also worked in various human resource management positions with MAPCO and Williams since 1989.

Michael N. Mears, 46, currently serves as Chief Operating Officer of MMP’s general partner. Prior to joining MMP in 2002, he served as a Vice President of subsidiaries of Williams from 1996 to 2003. Mr. Mears also worked in various management positions with Williams Pipe Line Company (now known as Magellan Pipeline Company, L.P.) since joining Williams in 1985.

Richard A. Olson, 52, currently serves as Senior Vice President, Operations and Technical Services of MMP’s general partner. Prior to joining MMP in April 2002, he served as a Vice President of subsidiaries of Williams from 1996 to 2002. Mr. Olson also worked in various management positions with Williams Pipe Line Company (now known as Magellan Pipeline Company, L.P.) since joining Williams in 1981.

Brett C. Riley, 39, currently serves as Senior Vice President, Business Development of MMP’s general partner. Prior to joining MMP in June 2003, Mr. Riley served as Director of Mergers & Acquisitions for a subsidiary of Williams from September 2000 until June 2003. He also served as Director of Financial Planning and Analysis for a subsidiary of Williams from 1998 to 2000. Mr. Riley also worked in various financial positions with MAPCO and Williams since 1992.

Lonny E. Townsend, 52, currently serves as Senior Vice President, General Counsel, Compliance and Ethics Officer and Assistant Secretary of MMP’s general partner. He also serves as Senior Vice President, General Counsel, Compliance and Ethics Officer and Secretary of the general partner of MGG. Prior to joining MMP in June 2003, Mr. Townsend was Assistant General Counsel for Williams from February 2001 to June 2003. He also served in various other legal positions with Williams since 1991.

COMPARISON OF MMP UNITHOLDER RIGHTS

AND MGG UNITHOLDER RIGHTS

The rights of MMP unitholders are currently governed by MMP’s fourth amended and restated partnership agreement, as amended, and the DRULPA. The rights of MGG unitholders are currently governed by MGG’s fourth amended and restated partnership agreement, as amended, and the DRULPA. After the simplification, the rights of MMP unitholders and the former MGG unitholders will be governed by the DRULPA and MMP’s fifth amended and restated partnership agreement. Please read “The Amended and Restated Partnership Agreement of MMP” in Annex B for the terms of MMP’s proposed amended and restated partnership agreement.

Pursuant to the simplification agreement, MMP’s existing partnership agreement will be amended and restated. The material differences between MMP’s existing partnership agreement and MMP’s proposed amended and restated partnership agreement include (i) the incentive distribution rights and the approximate 2% general partner interest in MMP will be transformed into MMP common units and a non-economic general partner interest in MMP; (ii) the limited call right of MMP’s general partner to acquire all of the limited partner interests in MMP held by non-affiliates if the general partner or its affiliates owns 80% or more of MMP limited partner interests will be eliminated; (iii) MMP’s general partner will not have the contractual right to withdraw from MMP; (iv) MMP’s general partner may not be removed without the unanimous vote of all unitholders; and (v) most references to MMP’s previously outstanding subordinated units and certain other legacy provisions which are no longer applicable to MMP will be eliminated.

Set forth below is a discussion of the material differences between the rights of a holder of MMP common units under MMP’s proposed amended and restated partnership agreement that will be in effect following the simplification and the DRULPA, on the one hand, and the rights of a holder of MGG common units under MGG’s existing partnership agreement and the DRULPA, on the other hand. MMP’s amended and restated partnership agreement and MGG’s existing partnership agreement are similar with respect to authorized capital, classes of directors, election of directors, removal of directors, filling vacancies on the board of directors, nomination of director candidates by unitholders, calling special meetings of unitholders, unitholder proposals, notice of unitholder meetings, indemnification of directors and officers and amendments to the partnership agreement.

The following summary does not reflect any rules of the New York Stock Exchange that may apply in connection with the matters discussed. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to the DRULPA and the constituent documents of MMP and MGG. We urge you to read MMP’s amended and restated partnership agreement, MGG’s existing partnership agreement and the DRULPA carefully and in their entirety.

	MMP	MGG
Cash Distribution Policy	MMP’s amended and restated partnership agreement provides that, subject to applicable law, within 45 days after the end of each quarter, MMP will distribute all of its available cash to MMP limited partners of record on the applicable record date. Please read “MMP Cash Distribution Policy” on page 147.	MGG’s existing partnership agreement provides that, subject to applicable law, within 50 days after the end of each quarter, MGG will distribute all of its available cash to MGG limited partners of record on the applicable record date.

Size of Board of Directors	MMP’s amended and restated partnership agreement provides for MMP’s general partner’s board to consist of not less than seven nor more than nine directors. The exact number is fixed by a resolution adopted by a majority of the directors.	MGG’s existing partnership agreement provides for MGG’s general partner’s board to consist of not less than four nor more than nine directors. The exact number is fixed by a resolution adopted by a majority of the directors.

	MMP	MGG
Limitations on Voting Rights	MMP’s amended and restated partnership agreement contains specific provisions that are intended to discourage a person or group from changing management. If any person or group other than MMP’s general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to: (i) any person or group that acquires the units directly from MMP’s general partner or its affiliates; or (ii) any transferees of the person or group in (i) provided that MMP’s general partner notifies such transferees that the limitation does not apply.

MGG’s amended and restated partnership agreement contains specific provisions that are intended to discourage a person or group from changing management. MGG’s existing partnership agreement provides that, other than voting for the election of directors, if any person or group other than MGG’s general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to: (i) any person or group that acquires the units with the prior approval of the board of directors; (ii) any person or group that acquires the units directly from MGG’s general partner or its affiliates; or (iii) any transferees of the person or group in (ii) provided that MGG’s general partner notifies such transferees that the limitation does not apply.

MGG’s existing partnership agreement provides that in the case of voting for the election of directors, if any person or group acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on units owned in excess of 20% of any class of units. This loss of voting rights does not apply if the board of directors of MGG’s general partner determines that it does not apply.

Transfer of the General Partner Interest	MMP’s amended and restated partnership agreement provides that, MMP’s general partner may transfer its general partner interest in MMP without unitholder approval if the transfer is of all of the general partner interest and certain other requirements are satisfied.	MGG’s existing partnership agreement provides that prior to March 31, 2016, MGG’s general partner may transfer its general partner interest in MGG if the transfer (1) has been approved by the vote of the holders of at least a majority of its outstanding common units (excluding common

	MMP	MGG

units held by MGG’s general partner and its affiliates) or (2) the transfer is of all, but not less than all, of its general partner interest to (a) an affiliate of the general partner (other than an individual) or (b) another person (other than an individual) in connection with the merger or consolidation of the general partner with or into another person (other than an individual) or the transfer by the general partner of all, but not less than all, of its general partner interest to another person (other than an individual) and certain other requirements are satisfied.

On or after March 31, 2016, MGG’s general partner may transfer all or any of its general partner interest in MGG without unitholder approval.

Removal of the General Partner	MMP’s amended and restated partnership agreement provides that MMP’s general partner may not be removed unless the removal, and the election of a successor general partner, is approved by the vote of the holders of 100% of its outstanding common units, including units held by MMP’s general partner and its affiliates, and MMP receives an opinion of counsel regarding limited liability and tax matters.	MGG’s existing partnership agreement provides that MGG’s general partner may not be removed unless the removal is approved by the vote of the holders of not less than 66 2/3% of its outstanding common units, including common units held by MGG’s general partner and its affiliates, and MGG receives an opinion of counsel regarding limited liability and tax matters.

Withdrawal of the General Partner	MMP’s amended and restated partnership agreement provides that MMP’s general partner may not withdraw as general partner of MMP for any reason whatsoever. If MMP’s general partner nevertheless withdraws from MMP, the limited partners of MMP may elect a successor general partner by a plurality of the votes of the limited partners cast at a special meeting or an annual meeting where a quorum is present.	MGG’s existing partnership agreement provides that MGG’s general partner may voluntarily withdraw as general partner of MGG by giving written notice to the other partners. If the general partner gives a notice of withdrawal, the holders of a majority of the outstanding common units, may, prior to the effective date of the withdrawal, elect a successor general partner.

	MMP	MGG
General Partner’s Limited Call Right	MMP’s amended and restated partnership agreement does not provide for a call right for MMP’s general partner.	MGG’s existing partnership agreement provides that if at any time less than 20% of the total limited partner interests of any class then outstanding are held by persons other than MGG’s general partner and its affiliates, the general partner will have the option to purchase all of the outstanding limited partner interests of that class held by non-affiliates.

MMP CASH DISTRIBUTION POLICY

Distributions of Available Cash

General. Subject to applicable law, within 45 days after the end of each quarter, MMP distributes all of its available cash to MMP unitholders of record on the applicable record date. MMP will make distributions of available cash to all MMP unitholders, pro rata.

Definition of Available Cash. MMP defines available cash in its amended and restated partnership agreement, and it generally means, for each fiscal quarter:

•	all cash and cash equivalents on hand at the end of the quarter;

•	less the amount of cash that MMP’s general partner determines in its reasonable discretion is necessary or appropriate to:

•	provide for the proper conduct of MMP’s business;

•	comply with applicable law, any of MMP’s debt instruments, or other agreements; or

•	provide funds for distributions to MMP unitholders for any one or more of the next four quarters;

•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under MMP’s revolving credit facility and in all cases are used solely for working capital purposes.

Contractual Restrictions on MMP’s Ability to Distribute Available Cash. MMP’s ability to distribute available cash is contractually restricted by the terms of MMP’s credit facilities. MMP’s credit facilities contain covenants requiring it to maintain certain financial ratios. MMP is prohibited from making any distribution to unitholders if such distribution would cause an event of default or otherwise violate a covenant under MMP’s credit facilities.

Incentive Distribution Rights

Incentive distribution rights will be transformed into common units of MMP as a result of the simplification.

Distributions of Cash Upon Liquidation

If MMP dissolves in accordance with its amended and restated partnership agreement, MMP will sell or otherwise dispose of its assets in a process called liquidation. MMP will first apply the proceeds of liquidation to the payment of its creditors. MMP will distribute any remaining proceeds to MMP unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of its assets in liquidation.

DESCRIPTION OF MMP COMMON UNITS

MMP Common Units

MMP common units represent limited partner interests in MMP. The holders of units are entitled to receive distributions in accordance with MMP’s amended and restated partnership agreement and exercise the rights or privileges available to limited partners thereunder. For a description of the relative rights and preferences of holders of common units in and to partnership distributions, please read “MMP Cash Distribution Policy” above. For a description of the rights and privileges of limited partners under the amended and restated partnership agreement, including voting rights, please read “The Amended and Restated Partnership Agreement of MMP.”

Transfer Agent and Registrar

Duties

Computershare Trust Company, N.A. serves as transfer agent and registrar for MMP common units. MMP will pay all fees charged by the transfer agent for transfers of MMP common units, except the following that must be paid by MMP unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of an MMP common unit; and

•	other similar fees or charges.

There is no charge to MMP unitholders for disbursements of cash distributions. MMP will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to MMP, or be removed by MMP. The resignation or removal of the transfer agent will become effective upon the appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, MMP’s general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of MMP Common Units

Any transfers of an MMP common unit will not be recorded by the transfer agent or recognized by MMP unless the transferee executes and delivers a transfer application whereby the transferee requests admission as a substituted limited partner and makes representations and agrees to provisions stated in the transfer application. If this action is not taken, a transferee will not be registered as a record holder of common units on the books of the transfer agent or issued a common unit certificate. Purchasers may hold common units in nominee accounts.

An assignee, pending its admission as a substituted limited partner, is entitled to an interest in MMP equivalent to that of a limited partner with respect to the right to share in allocations and distributions, including liquidating distributions. MMP’s general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. Transferees who do not execute and deliver transfer applications will be treated neither as assignees nor as record holders of common units and will not receive distributions, federal income tax allocations or reports furnished to record holders of common units. The only right the transferees will have is the right to admission as a substituted limited partner in respect of the transferred common units upon execution of a transfer application in respect of the common units. A nominee or broker who has executed a transfer application with respect to common units held in street name or nominee accounts will receive distributions and reports pertaining to its common units.

An assignee will become a substituted limited partner of MMP for the transferred MMP common units upon the consent of MMP’s general partner and the recording of the name of the assignee on the books and records. The general partner may withhold its consent in its sole discretion.

MMP common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in MMP for the transferred MMP common units.

Until an MMP common unit has been transferred on the books, MMP and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or applicable stock exchange regulations.

LEGAL MATTERS

The validity of MMP common units to be received as a result of the simplification pursuant to the simplification agreement will be passed upon for MMP by Vinson & Elkins L.L.P. Certain tax matters relating to the transformation will be passed upon by Vinson & Elkins L.L.P. and Akin Gump Strauss Hauer & Feld LLP.

EXPERTS

Magellan Midstream Partners, L.P.

The consolidated financial statements of Magellan Midstream Partners, L.P. included in Magellan Midstream Partners, L.P.’s Form 8-K dated May 21, 2009, and the effectiveness of Magellan Midstream Partners, L.P.’s internal control over financial reporting as of December 31, 2008 included in its Annual Report (Form 10-K) for the year ended December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated balance sheet of Magellan GP, LLC at December 31, 2008 included in Magellan Midstream Partners, L.P.’s Form 8-K dated May 21, 2009 has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated balance sheet is incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Magellan Midstream Holdings, L.P.

The consolidated financial statements of Magellan Midstream Holdings, L.P. included in Magellan Midstream Holdings, L.P.’s Form 8-K dated May 21, 2009, and the effectiveness of Magellan Midstream Holdings, L.P.’s internal control over financial reporting as of December 31, 2008 included in its Annual Report (Form 10-K) for the year ended December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION FOR UNITHOLDERS;

FUTURE UNITHOLDER PROPOSALS

Magellan Midstream Partners, L.P. 2010 Annual Unitholder Meeting and Unitholder Proposals

MMP will hold a 2010 annual meeting of unitholders regardless of whether the simplification is completed. In order to nominate a person for election to the board of directors of MMP’s general partner, notice must be received at the principal executive offices of MMP’s general partner no later than the close of business on December 23, 2009 and no earlier than December 8, 2009. Such unitholder proposals must also be otherwise eligible for inclusion.

Any matter to be voted on at an annual meeting of MMP’s limited partners that is not related to the nomination of persons for election to the board of directors can only be proposed by the general partner. A special meeting of MMP’s limited partners may only be called by MMP’s general partner or by limited partners owning 20% or more of the outstanding limited partner interests (as defined in MMP’s partnership agreement) of the class or classes for which a meeting is proposed.

Magellan Midstream Holdings, L.P. 2010 Annual Unitholder Meeting and Unitholder Proposals

MGG will hold a 2010 annual meeting of unitholders only if the simplification has not been completed. If such meeting is held, in order to be eligible for inclusion in MGG’s proxy statement and form of proxy for such meeting, any unitholder proposal relating to the nomination of persons for election to the board of directors of MGG’s general partner must be received at the principal executive offices of MGG’s general partner no later than January 23, 2010 and no earlier than December 24, 2009. Such unitholder proposals must also be otherwise eligible for inclusion.

Any matter to be voted on at an annual meeting of MGG’s limited partners that is not related to the nomination of persons for election to the board of directors can only be proposed by the general partner. A special meeting of MGG’s limited partners may only be called by MGG’s general partner or by limited partners owning 20% or more of the outstanding limited partner interests (as defined in MGG’s partnership agreement) of the class or classes for which a meeting is proposed.

WHERE YOU CAN FIND MORE INFORMATION

MMP has filed with the SEC a registration statement under the Securities Act that registers MMP common units to be received by MGG unitholders as a result of the simplification. The registration statement, including the attached exhibits and schedules, contains additional relevant information about MMP and the common units in MMP. The rules and regulations of the SEC allow MMP and MGG to omit certain information included in the registration statement from this joint proxy statement/prospectus.

MMP and MGG also file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy statements and other information about issuers, including MMP and MGG, who file electronically with the SEC. The address of that site is http://www.sec.gov.

You can also inspect reports, proxy statements and other information about MMP and MGG at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows MMP and MGG to incorporate by reference certain information into this joint proxy statement/prospectus. This means that MMP and MGG can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus or in other later-filed documents that are incorporated by reference. The information incorporated by reference contains important information about the companies and their financial condition.

The following documents filed with the SEC by MMP and MGG are incorporated by reference into this joint proxy statement/prospectus.

MMP Filings with the SEC (File No. 001-16335)

•	Annual Report on Form 10-K for the Year ended December 31, 2008 filed on February 26, 2009.

•	Quarterly Report on Form 10-Q for the Quarter ended March 31, 2009 filed on May 6, 2009, as amended by the Quarterly Report on Form 10-Q/A for the Quarter ended March 31, 2009 filed on July 10, 2009.

•	Definitive Proxy Statement for MMP’s 2009 annual meeting filed on February 26, 2009.

•	Current Reports on Form 8-K filed on the following dates: January 2, 2009; March 4, 2009; May 21, 2009; May 28, 2009; June 22, 2009; and June 26, 2009.

•

The description of MMP common units contained in MMP’s registration statement on Form 8-A filed on February 2, 2001, including any amendment or report filed for the purpose of updating such description.

•

The description of MMP’s unit purchase rights contained in MMP’s registration statement on Form 8-A filed on December 5, 2008, including any amendment or report filed for the purpose of updating such description.

MGG Filings with the SEC (File No. 001-32745)

•	Annual Report on Form 10-K for the Year ended December 31, 2008 filed on February 26, 2009.

•	Quarterly Report on Form 10-Q for the Quarter ended March 31, 2009 filed on May 6, 2009, as amended by the Quarterly Report on Form 10-Q/A for the Quarter ended March 31, 2009 filed on July 10, 2009.

•	Definitive Proxy Statement for MGG’s 2009 annual meeting filed on February 26, 2009.

•	Current Reports on Form 8-K filed on the following dates: March 4, 2009; May 20, 2009 and May 21, 2009.

All documents and reports filed by MMP and MGG with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the date of the special meetings are incorporated by reference into this joint proxy statement/prospectus; provided, however, that MMP and MGG are not incorporating by reference any documents, portions of documents, exhibits or other information that is deemed to have been “furnished” to and not “filed” with the SEC.

Documents incorporated by reference are available from the companies without charge. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from MMP or MGG at the following addresses and telephone numbers:

Magellan Midstream Partners, L.P. One Williams Center Tulsa, Oklahoma 74172 (918) 574-7650 Attention: Investor Relations	Magellan Midstream Holdings, L.P. One Williams Center Tulsa, Oklahoma 74172 (918) 574-7650 Attention: Investor Relations

Please note that copies of the documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this joint proxy statement/prospectus.

You may obtain certain of these documents at MMP’s website, www.magellanlp.com, by selecting “Investors” and then selecting “SEC Filings” or “Financials,” and at MGG’s website, www.mgglp.com, by selecting “Investors” and then selecting “SEC Filings” or “Financials.” Information contained on MMP’s and MGG’s websites is expressly not incorporated by reference into this joint proxy statement/prospectus.

In order to receive timely delivery of the documents in advance of the MMP special meeting or MGG special meeting, as applicable, your request should be received no later than September 15, 2009.

MAGELLAN MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

MAGELLAN MIDSTREAM PARTNERS, L.P. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Magellan Midstream Partners, L.P. (the “MMP”), Magellan Midstream Holdings, L.P. (“MGG”), and their respective general partners have entered into an Agreement Relating to Simplification of Capital Structure dated as of March 3, 2009 (the “simplification agreement”). Pursuant to the simplification agreement, MMP’s existing partnership agreement will be amended and restated to provide for the transformation of the incentive distribution rights and the approximate 2% general partner interest in MMP owned, directly and indirectly, by MMP’s general partner into MMP common units and a non-economic general partner interest in MMP (the “transformation”). Once the transformation is complete, pursuant to the simplification agreement, MMP’s general partner, which is currently a wholly owned subsidiary of MGG, will distribute MMP common units it receives in the transformation through a series of steps to MGG (the “distributions”). Once the transformation and distributions are complete, MGG, MMP, their respective general partners and the sole member of MGG’s general partner will enter into a contribution and assumption agreement pursuant to which (i) MGG will contribute 100% of the limited liability company interests in the sole member of MGG’s general partner to MMP’s general partner; (ii) MGG will contribute 100% of the limited liability company interests in MMP’s general partner to MMP; (iii) MGG will contribute to MMP all of its cash and other remaining assets other than MMP common units it receives in the distributions; and (iv) MMP will assume all of the liabilities of MGG (collectively, the “contributions”). On the day following the completion of the transformation, distributions and contributions, MMP will issue not less than 10,000 common units to certain of its non-executive key employees pursuant to MMP’s long-term incentive plan. Two days following the completion of the transformation, distributions and contributions, pursuant to its limited partnership agreement and a plan of liquidation, MGG will dissolve and wind-up its affairs (the “liquidation”). In connection with the liquidation, MGG will distribute MMP common units it receives in the distributions to its unitholders (the “redistribution”).

The steps discussed above and the other matters contemplated by the simplification agreement are referred to in this joint proxy statement/prospectus collectively as the “simplification.” Pursuant to the simplification agreement, MGG will receive approximately 39.6 million MMP common units in the transformation and distributions, and each MGG unitholder will receive 0.6325 MMP common units per MGG common unit in the liquidation and redistribution. MMP unitholders will continue to own their existing MMP common units.

Currently, MMP, a publicly traded limited partnership, is a consolidated subsidiary of MGG which is also a publicly traded limited partnership. If the simplification as described in this joint proxy statement/prospectus is approved by the unitholders of both MGG and MMP and all other conditions set forth in the simplification agreement are met, the general partners of MMP and of MGG will legally become wholly owned subsidiaries of MMP, and MGG will dissolve and wind up its affairs and its existence will be terminated. For accounting purposes, MGG is considered the accounting acquirer of MMP’s non-controlling interest. The changes in MGG’s ownership interest in MMP’s general partner will be accounted for as an equity transaction and no gain or loss will be recognized as a result of the simplification.

The unaudited pro forma consolidated balance sheet combines the historical consolidated balance sheets of MGG and MMP, giving effect to the simplification as if it had occurred on March 31, 2009, and the unaudited pro forma consolidated statements of income for the three months ended March 31, 2009 and the twelve months ended December 31, 2008 give effect to the simplification as if it had occurred on January 1, 2009 and January 1, 2008, respectively. The historical consolidated financial information has been adjusted to give effect to pro forma events that are directly attributable to the simplification and are factually supportable.

These unaudited pro forma consolidated financial statements should be read in conjunction with the historical audited consolidated financial information and accompanying notes of MGG and MMP, which have been incorporated by reference into this joint proxy statement/prospectus. The unaudited pro forma consolidated financial statements are based on assumptions that MMP and MGG believe are reasonable under the circumstances and are intended for informational purposes only. The unaudited pro forma consolidated financial statements are not necessarily indicative of the operating results or financial position that would have occurred if the simplification of the capital structure had been completed at the dates indicated.

Magellan Midstream Partners, L.P.

Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2009

(in thousands)

	Magellan Midstream Holdings, L.P. Historical	Pro Forma Adjustments		Magellan Midstream Partners, L.P. Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$16,430	$(6,662	)(a)	$16,430
		6,662	(a)

Accounts receivable (net of allowance for doubtful accounts of $462)	42,055	—		42,055
Other accounts receivable	13,134	—		13,134
Inventory	65,825	—		65,825
Energy commodity derivative contracts	2,151	—		2,151
Reimbursable costs	11,767	—		11,767
Other current assets	10,840	—		10,840

Total current assets	162,202	—		162,202
Property, plant and equipment	2,934,694	—		2,934,694
Less: accumulated depreciation	550,318	—		550,318

Net property, plant and equipment	2,384,376	—		2,384,376
Equity investments	22,149	—		22,149
Long-term receivables	6,698	—		6,698
Goodwill	14,766	—		14,766
Other intangibles (net of accumulated amortization of $8,761)	5,068	—		5,068
Debt placement costs (net of accumulated amortization of $3,157)	7,429	—		7,429
Other noncurrent assets	8,913	—		8,913

Total assets	$2,611,601	—		$2,611,601

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Accounts payable	$42,995	$—		$42,995
Accrued payroll and benefits	15,883	—		15,883
Accrued interest payable	21,863	—		21,863
Accrued taxes other than income	18,448	—		18,448
Environmental liabilities	17,595	—		17,595
Deferred revenue	24,248	—		24,248
Accrued product purchases	40,229	—		40,229
Other current liabilities	20,862	—		20,862

Total current liabilities	202,123	—		202,123
Long-term debt	1,125,089	6,662	(a)	1,131,751
Long-term pension and benefits	33,891	—		33,891
Other deferred liabilities	7,819	—		7,819
Environmental liabilities	21,681	—		21,681
Commitments and contingencies
Owners’ equity:
Partners’ capital:
Common unitholders	47,026	1,191,146	(b)	1,231,510
		(6,662	)(a)
Accumulated other comprehensive loss	(341)	(16,833	)(b)	(17,174)

Total partners’ capital	46,685	1,167,651		1,214,336
Non-controlling owners’ interests in consolidated subsidiaries	1,174,313	(1,174,313	)(b)	—

Total owners’ equity	1,220,998	(6,662)		1,214,336

Total liabilities and owners’ equity	$2,611,601	—		$2,611,601

See notes to unaudited pro forma consolidated financial statements

Magellan Midstream Partners, L.P.

Unaudited Pro Forma Consolidated Statements of Income

(in thousands – except per unit amounts)

	Year Ended December 31, 2008				Three Months Ended March 31, 2009
	Magellan Midstream Holdings, L.P. Historical	Pro Forma Adjustments		Magellan Midstream Partners, L.P. Pro Forma	Magellan Midstream Holdings, L.P. Historical	Pro Forma Adjustments		Magellan Midstream Partners, L.P. Pro Forma
Transportation and terminals revenues	$638,810	$—		$638,810	$155,020	$—		$155,020
Product sales revenues	574,095	—		574,095	57,716	—		57,716
Affiliate management fee revenues	733	—		733	190	—		190

Total revenues	1,213,638	—		1,213,638	212,926	—		212,926
Costs and expenses:
Operating	264,871	—		264,871	60,467	—		60,467
Product purchases	436,567	—		436,567	52,630	—		52,630
Depreciation and amortization	86,501	—		86,501	23,152	—		23,152
General and administrative	73,302	(1,000	)(c)	72,302	21,136	(250	)(c)	20,886

Total costs and expenses	861,241	(1,000)		860,241	157,385	(250)		157,135
Gain on assignment of supply agreement	26,492	—		26,492	—	—		—
Equity earnings	4,067	—		4,067	519	—		519

Operating profit	382,956	1,000		383,956	56,060	250		56,310
Interest expense	56,764	900	(a)	57,664	15,552	225	(a)	15,777
Interest income	(1,482)	—		(1,482)	(221)	—		(221)
Interest capitalized	(4,803)	—		(4,803)	(936)	—		(936)
Debt placement fee amortization	767	—		767	220	—		220
Other income	(380)	—		(380)	(82)	—		(82)

Income before provision for income taxes	332,090	100		332,190	41,527	25		41,552
Provision for income taxes	1,987	—		1,987	357	—		357

Net income	$330,103	$100		$330,203	$41,170	$25		$41,195

Allocation of net income:
Noncontrolling owners’ interests	$244,430	$(244,430	)(d)	$—	$29,148	$(29,148	)(d)	$—
Limited partners’ interest	87,733	242,470	(d)	330,203	12,022	29,173	(d)	41,195
General partner’s interest	(2,060)	2,060	(d)	—	—	—		—

Net income	$330,103	$100		$330,203	$41,170	$25		$41,195

Basic net income per limited partner unit	$1.40			$3.10	$0.19			$0.39

Diluted net income per limited partner unit	$1.40			$3.10	$0.19			$0.39

Weighted-average number of limited partner units used for:
Basic net income per limited partner unit	62,656	—		106,495 (e)	62,668	—		106,722 (e)

Diluted net income per limited partner unit	62,656	—		106,567 (f)	62,668	—		106,722 (f)

See notes to unaudited pro forma consolidated financial statements

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

These unaudited pro forma consolidated financial statements and underlying pro forma adjustments are based upon currently available information and certain estimates and assumptions made by the management of MMP and MGG; therefore, actual results could differ materially from the pro forma information. However, management believes the assumptions provide a reasonable basis for presenting the significant effects of the simplification. MMP and MGG believe the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma information.

As described in the section titled “The Proposed Simplification—Accounting Treatment of the Simplification” on page 89 of this joint proxy statement/prospectus, the simplification results in MGG being considered the surviving consolidated entity for accounting purposes rather than MMP, which is the surviving consolidated entity for legal and reporting purposes. As a result, the simplification will be accounted for in MGG’s consolidated financial statements as an equity transaction and will be accounted for in accordance with Statement of Financial Accounting Standards, which is referred to as “SFAS”, No. 160, Non-Controlling Interests in Consolidated Financial Statements (as amended). Under this accounting method, non-controlling owners’ interest will be eliminated and replaced with an equal amount of owners’ equity on the balance sheet. Consequently, no fair value adjustment will be made to the assets or liabilities of MGG and no gain or loss will be recognized in MGG’s net income. Because MMP is the surviving entity for legal purposes, the pro forma consolidated balance sheet and statement of income are entitled “Magellan Midstream Partners, L.P. Pro Forma.” Although the pro forma financial statements give effect to the simplification as if it had occurred during 2008, the accounting requirements of SFAS 160 were effective January 1, 2009. Since the simplification will be accounted for under SFAS 160, the pro forma adjustments and information give effect to the current accounting requirements.

Note 2. Pro Forma Adjustments

(a)	Reflects amounts borrowed, and for the payment of the incremental costs associated with completing the simplification including the payment of legal fees, opinion fees and other professional fees and expenses. The estimated costs already incurred as of March 31, 2009 in connection with the simplification are $6.7 million. The total costs of the simplification for MMP and MGG are expected to be $13.4 million. Also includes $0.9 million and $0.2 million, respectively, of interest costs associated with the incremental borrowings for the year ended December 31, 2008 and the three months ended March 31, 2009.

(b)	Adjustment to eliminate the non-controlling owners’ interests in consolidated subsidiaries as provided for in SFAS 160. As provided for in SFAS No. 160, the simplification is treated as an equity transaction, with no resulting gain or loss. Each MGG unitholder will be issued 0.6325 MMP common units for each MGG common unit outstanding.

(c)	Reflects an adjustment for the estimated reduction in general and administrative expenses as a result of the simplification including reduced audit, Schedule K-1 processing, legal and other professional service fees.

(d)	MMP will acquire its general partner interest and its general partner will hold a non-economic equity interest in MMP. Had this simplification taken place on January 1, 2008 or January 1, 2009, MMP’s general partner and the non-controlling owners’ interests would not have received an allocation of net income and all net income would be allocated to the limited partners’ interest.

(e)	The weighted-average number of MMP’s basic units outstanding for the year ended December 31, 2008 and for the three months ended March 31, 2009 was 66.8 million and 67.1 million, respectively. MGG unitholders will receive 0.6325 MMP common units for each MGG common unit held. The total MMP basic limited partner units outstanding after the simplification will be approximately 106.5 million common units. For a comparison of equivalent pro forma per share data, please refer to the “Unaudited Comparative Per Unit Information” found on page 20.

(f)	The weighted-average number of MMP diluted units outstanding for the year ended December 31, 2008 and for the three months ended March 31, 2009 was 66.9 million and 67.1 million, respectively. MGG unitholders will receive 0.6325 MMP common units for each MGG common unit. The total MMP diluted limited partner units outstanding after the simplification will be approximately 106.6 million common units. For a comparison of equivalent pro forma per share data, please refer to the “Unaudited Comparative Per Unit Information” found on page 20.

Annex A

AGREEMENT RELATING TO

SIMPLIFICATION OF CAPITAL STRUCTURE

BY AND AMONG

MAGELLAN MIDSTREAM PARTNERS, L.P.,

MAGELLAN GP, LLC,

MAGELLAN MIDSTREAM HOLDINGS, L.P.,

AND

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

Dated as of March 3, 2009

Annex A-i

ARTICLE VIII TERMINATION
Section 8.1	Termination	A-28
Section 8.2	Effect of Termination	A-29

Annex A-ii

Annex A-iii

DISCLOSURE SCHEDULES

SCHEDULE A	PARTNERS DISCLOSURE SCHEDULE

Section 5.1(b)	Capitalization

Section 5.1(c)(i)	Subsidiaries

Section 5.1(c)(ii)	Ownership of Equity Securities

Section 5.1(i)	Regulatory Approvals

Section 6.11	Benefit Plans

SCHEDULE B	HOLDINGS DISCLOSURE SCHEDULE

Section 5.1(b)	Capitalization

Section 5.1(c)(i)	Subsidiaries

Section 5.1(c)(ii)	Ownership of Equity Securities

Section 5.1(i)	Regulatory Approvals

Section 6.11	Benefit Plans

Annex A-iv

INDEX OF DEFINED TERMS

Acquisition Proposal	A-2
Affiliate	A-2
Agreement	A-1, A-2
Available Cash	A-2
Business Day	A-2
Certificates	A-2, A-9
Code	A-2
Common Unit Trust	A-2, A-11
Compensation and Benefit Plans	A-2
Confidentiality Agreement	A-2
Contribution Agreement	A-3
Contributions	A-3, A-8
Delaware LLC Act	A-3
Delaware LP Act	A-3
Disclosure Schedule	A-3, A-33
Distribution Agent	A-3
Distribution Amount	A-3
Distribution Fund	A-3, A-9
Distributions	A-3, A-8
Effective Date	A-3, A-9
Effective Time	A-3
ERISA	A-3
Excess Units	A-3, A-11
Exchange Act	A-3
Expenses	A-3, A-30
Holdings	A-1, A-3
Holdings Change in Recommendation	A-3, A-24
Holdings Common Units	A-3
Holdings Conflicts Committee	A-4
Holdings Deferred Phantom Units	A-4
Holdings Deferred Plan	A-4
Holdings GP	A-1, A-4
Holdings GP Board	A-1, A-4
Holdings GP LLC Agreement	A-4
Holdings LTIP	A-4
Holdings Meeting	A-4, A-20
Holdings Partnership Agreement	A-4
Holdings Recommendation	A-4, A-20
Holdings Rights Plan	A-4
Holdings Unitholder Approval	A-4, A-25
HSR Act	A-4
IDR Entity Assumption Agreement	A-4
IDR LLC	A-4
IDR LLC LLC Agreement	A-4
IDR LP	A-4
IDR LP Partnership Agreement	A-4
IDRs	A-4
Indemnified Parties	A-4, A-22
Joint Proxy Statement	A-5, A-20
Law	A-5
Lazard	A-5, A-18

Lien	A-5
Liquidation	A-5, A-8
Material Adverse Effect	A-5
MGG GP Holdings	A-5
MGG GP Holdings LLC Agreement	A-5
New Partners Units	A-5, A-8
NYSE	A-5
Outstanding	A-5
Partners	A-1, A-5
Partners Change in Recommendation	A-5, A-19
Partners Common Units	A-6
Partners Conflicts Committee	A-6
Partners Deferred Phantom Units	A-6
Partners Deferred Plan	A-6
Partners General Partner Interest	A-6
Partners GP	A-1, A-6
Partners GP Board	A-1, A-6
Partners GP LLC Agreement	A-6
Partners LTIP	A-6
Partners Meeting	A-6, A-19
Partners Non-Public Information	A-6, A-24
Partners Partnership Agreement	A-6
Partners Partnership Agreement Proposal	A-6
Partners Phantom Units	A-6
Partners Recommendation	A-6, A-19
Partners Rights	A-6
Partners Rights Plan	A-6
Partners Unitholder Approval	A-6, A-25
Person	A-6
Person	A-6
Plan of Liquidation	A-7
Previously Disclosed	A-7
Receiving Party	A-7
Redistribution	A-7, A-8
Registration Statement	A-7, A-20
Regulatory Authority	A-7
Representatives	A-7
Restated Partners Partnership Agreement	A-7
Rights	A-7
SEC	A-7
SEC Documents	A-7
Securities Act	A-7
Subsidiary	A-7
Takeover Law	A-7
Tax Returns	A-7 A-18
Taxes	A-7
Termination Date	A-8, A-28
Transformation	A-8, A-8
Tudor Pickering	A-8, A-18

Annex A-v

AGREEMENT RELATING TO SIMPLIFICATION OF CAPITAL STRUCTURE

This AGREEMENT RELATING TO SIMPLIFICATION OF CAPITAL STRUCTURE, dated as of March 3, 2009 (this “Agreement”), is entered into by and among Magellan Midstream Partners, L.P., a Delaware limited partnership (“Partners”), Magellan GP, LLC, a Delaware limited liability company and the general partner of Partners (“Partners GP”), Magellan Midstream Holdings, L.P., a Delaware limited partnership (“Holdings”), and Magellan Midstream Holdings GP, LLC, a Delaware limited liability company and the general partner of Holdings (“Holdings GP”).

WITNESSETH:

WHEREAS, Partners desires to simplify its capital structure by, among other items, transforming the IDRs (as defined herein) into common units representing limited partner interests in Partners and acquiring the outstanding limited liability company interests in Partners GP, and Partners has requested that Holdings assist it with such capital structure simplification and intends to pay Holdings’ expenses in connection therewith; and

WHEREAS, the Conflicts Committee of the Board of Directors of Partners GP (the “Partners GP Board”) and the Conflicts Committee of the Board of Directors of Holdings GP (the “Holdings GP Board”) have determined that it is in the best interests of Partners and its unitholders, and Holdings and its unitholders, respectively, for the Partners Partnership Agreement (as defined herein) to be amended in order to, among other items, transform the IDRs and Partners General Partner Interest (as defined herein) into Partners Common Units (as defined herein); and

WHEREAS, in connection with the effectiveness of the Restated Partners Partnership Agreement (as defined herein), Partners GP intends to cause the Partners Common Units resulting therefrom to be distributed to Holdings; and

WHEREAS, in connection with such distribution to Holdings, (a) Holdings intends to (i) contribute all of the outstanding limited liability company interests in MGG GP Holdings (as defined herein) to Partners GP and (ii) contribute all of the outstanding limited liability company interests in Partners GP and certain of Holdings’ other remaining assets to Partners and, contemporaneously, (b) Partners GP shall be admitted to MGG GP Holdings as member and shall continue MGG GP Holdings and Holdings GP without dissolution and (c) Partners shall be admitted to Partners GP as member and shall continue Partners GP without dissolution; and

WHEREAS, in connection with such contributions by Holdings, Partners will assume all liabilities of Holdings; and

WHEREAS, in connection with such contributions by Holdings and assumption by Partners of Holdings’ liabilities, each of the Partners GP LLC Agreement, the Holdings GP LLC Agreement and the MGG GP Holdings LLC Agreement (as each is defined herein) will be amended to reflect, respectively, the ownership of Partners GP by Partners, the elimination of the rights of the Holdings unitholders to elect directors to the Holdings GP Board and the ownership of MGG GP Holdings by Partners GP; and

WHEREAS, following such contributions by Holdings and assumption by Partners of Holdings’ liabilities, Holdings will dissolve, wind-up and distribute to its unitholders all of the Partners Common Units distributed to Holdings by Partners GP as described in this Agreement; and

WHEREAS, the parties desire to set forth their understanding related to the matters described above and to make certain representations, warranties and agreements and prescribe certain conditions in connection therewith.

Annex A-1

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

“Acquisition Proposal” means: any proposal, offer or inquiry (whether or not such proposal, offer or inquiry involves Partners or any of its assets or any Partners Common Units or other securities, whether or not outstanding) from or by any Person other than Partners or its Subsidiaries relating to (i) any direct or indirect acquisition of (A) more than 20% of the assets of Holdings and its Subsidiaries, taken as a whole, (B) more than 20% of the outstanding equity securities of Holdings or (C) a business or businesses that constitute more than 20% of the cash flow, net revenues, net income or assets of Holdings and its Subsidiaries, taken as a whole; (ii) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that, if consummated, would result in any Person beneficially owning more than 20% of the outstanding equity securities of Holdings; or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar matter involving Holdings, other than the matters contemplated by this Agreement.

“Affiliate” has the meaning set forth in Rule 405 of the rules and regulations of the Securities Act, unless otherwise expressly stated herein.

“Agreement” shall have the meaning set forth in the introductory paragraph to this Agreement.

“Available Cash” shall have, as applicable, the meaning set forth in the Holdings Partnership Agreement or the Partners Partnership Agreement.

“Business Day” shall mean any day which is not a Saturday, Sunday or other day on which banks are authorized or required to be closed in the City of New York.

“Certificates” shall have the meaning set forth in Section 3.3(b).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Unit Trust” shall have the meaning set forth in Section 3.3(e)(ii)(C).

“Compensation and Benefit Plans” shall mean all material bonus, vacation, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee unit ownership, unit bonus, unit purchase, restricted unit and unit option plans, all employment or severance contracts, all medical, dental, disability, health and life insurance plans, all other employee benefit and fringe benefit plans, contracts or arrangements maintained or contributed to by a party or any of its Subsidiaries for the benefit of officers, former officers, employees, former employees, directors, former directors, or the beneficiaries of any of the foregoing, including all “employee benefit plans” as defined in ERISA Section 3(3).

“Confidentiality Agreement” shall mean a confidentiality agreement of the nature generally used in similar circumstances, as determined by Holdings in its reasonable business judgment; provided, however, that such Confidentiality Agreement shall (i) have a term of not less than two years, (ii) provide that all non-public information pertaining to Partners be protected as confidential information thereunder, subject to customary exceptions, (iii) contain a provision relating to a “standstill” with respect to Partners Common Units that is no less favorable to Partners than the form of standstill provision contained in Annex A hereto and (iv) provide that

Annex A-2

Partners is a third party beneficiary with respect to any breach thereof other than breaches relating to standstill provisions solely involving Holdings or solely involving Holdings Common Units or information relating solely to Holdings and its Subsidiaries; provided, further, that Holdings may amend or waive the terms of such Confidentiality Agreement in its discretion, except that Partners shall have the right to approve or consent to any amendment or waiver (a) of the two-year term of the Confidentiality Agreement, (b) that would have the effect of causing any non-public information pertaining to Partners not to be protected as confidential information under the Confidentiality Agreement, (c) of the provision described in (iii) above or (d) of Partners’ ability to enforce its rights as a third party beneficiary to such Confidentiality Agreement.

“Contribution Agreement” shall mean the Contribution and Assumption Agreement to be entered into by and among Partners, Partners GP, Holdings, Holdings GP and MGG GP Holdings on the Effective Date substantially in the form attached hereto as Annex B.

“Contributions” shall have the meaning set forth in Section 2.1(c).

“Delaware LLC Act” shall mean the Delaware Limited Liability Company Act, as amended.

“Delaware LP Act” shall mean the Delaware Revised Uniform Limited Partnership Act, as amended.

“Disclosure Schedule” shall have the meaning set forth in Section 9.14.

“Distribution Agent” shall mean the entity acting as the distribution agent pursuant to Article III hereof as may be selected by Holdings.

“Distribution Amount” shall mean the number of Partners Common Units to be distributed with respect to each outstanding Holdings Common Unit in the Redistribution so that the amount to be distributed with respect to each outstanding Holdings Common Unit shall be 0.6325 Partners Common Units (together with associated Partners Rights).

“Distribution Fund” shall have the meaning set forth in Section 3.3(a).

“Distributions” shall have the meaning set forth in Section 2.1(b).

“Effective Date” shall have the meaning set forth in Section 2.3.

“Effective Time” shall mean the effective time of the Restated Partners Partnership Agreement in accordance with the terms and conditions of this Agreement.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Excess Units” shall have the meaning set forth in Section 3.3(e)(ii)(A).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Expenses” shall have the meaning set forth in Section 9.1(e).

“Holdings” shall have the meaning set forth in the introductory paragraph to this Agreement.

“Holdings Change in Recommendation” shall have the meaning set forth in Section 6.14(c).

“Holdings Common Units” means Common Units, as such term is defined in the Holdings Partnership Agreement.

Annex A-3

“Holdings Conflicts Committee” shall mean the committee of the Holdings GP Board, consisting (as of the date hereof) of Walter R. Arnheim, Robert G. Croyle and James C. Kempner.

“Holdings Deferred Phantom Units” shall mean the phantom (notional) Holdings Common Units granted pursuant to the Holdings Deferred Plan and the Holdings LTIP.

“Holdings Deferred Plan” shall mean the Holdings Director Deferred Compensation Plan effective as of January 1, 2007.

“Holdings GP” shall have the meaning set forth in the introductory paragraph to this Agreement.

“Holdings GP Board” shall have the meaning set forth in the recitals to this Agreement.

“Holdings GP LLC Agreement” shall mean the Fourth Amended and Restated Limited Liability Company Agreement of Holdings GP, dated as of December 1, 2008, as such agreement may be amended and/or restated from time to time after the date hereof.

“Holdings LTIP” shall mean the Holdings Long-Term Incentive Plan, effective as of February 15, 2006.

“Holdings Meeting” shall have the meaning set forth in Section 6.2(b).

“Holdings Partnership Agreement” shall mean the Fourth Amended and Restated Agreement of Limited Partnership of Holdings, dated as of February 15, 2006, as amended by Amendment No. 1 thereto, dated as of July 26, 2007, and Amendment No. 2 thereto, dated as of December 1, 2008, and as such agreement may be further amended and/or restated from time to time after the date hereof.

“Holdings Recommendation” shall have the meaning set forth in Section 6.2(b).

“Holdings Rights Plan” shall mean rights issued under the Holdings Unit Purchase Rights Agreement dated as of December 3, 2008 and such plan, respectively.

“Holdings Unitholder Approval” shall have the meaning set forth in Section 7.1.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“IDR Entity Assumption Agreement” shall mean the IDR Entity Assumption Agreement to be entered into by and among Partners, IDR LLC and IDR LP on the Effective Date, substantially in the form agreed to by the parties on the date hereof.

“IDR LLC” shall mean Magellan IDR LP, LLC, a Delaware limited liability company.

“IDR LLC LLC Agreement” shall mean the Limited Liability Company Agreement of IDR LLC, dated as of December 12, 2005.

“IDR LP” shall mean Magellan IDR, L.P., a Delaware limited partnership.

“IDR LP Partnership Agreement” shall mean the Agreement of Limited Partnership of IDR LP, dated as of December 12, 2005.

“IDRs” means Incentive Distribution Rights, as such term is defined in the Partners Partnership Agreement.

“Indemnified Parties” shall have the meaning set forth in Section 6.10(a).

Annex A-4

“Joint Proxy Statement” shall have the meaning set forth in Section 6.3(a).

“Law” shall mean any law, rule or regulation.

“Lazard” shall have the meaning set forth in Section 5.1(g).

“Lien” shall mean any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

“Liquidation” shall have the meaning set forth in Section 2.1(e).

“Material Adverse Effect” shall mean, with respect to either Partners or Holdings, any effect that (i) is or could reasonably be expected to be material and adverse to the financial position, results of operations, business or assets of Holdings and its Subsidiaries or Partners and its Subsidiaries, respectively, taken as a whole, or (ii) materially impairs or could reasonably be expected to materially impair the ability of Partners or Holdings, respectively, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the effectiveness of the Restated Partners Partnership Agreement or the consummation of the Transformation, the Distributions, the Contributions or the Liquidation, including the Redistribution; provided, however, that Material Adverse Effect shall not be deemed to include any of the following or the impact thereof (a) circumstances affecting petroleum product and ammonia transportation, terminalling, storage and distribution companies generally, or in any region in which Partners operates, (b) the petroleum product and ammonia transportation, terminalling, storage and distribution industry generally (including the price of petroleum and ammonia products and the costs associated with the production, transportation, storage and distribution thereof), or in any region in which Partners operates, (c) any general market, economic, financial or political conditions, or outbreak or hostilities or war, in the United States or elsewhere, (d) changes in Law, (e) earthquakes, hurricanes, floods, or other natural disasters, (f) any failure of Holdings or Partners to meet any internal or external projections, forecasts or estimates of revenue or earnings for any period, (g) changes in the market price or trading volume of Holdings Common Units or Partners Common Units or (h) the announcement or pendency of this Agreement or the matters contemplated thereby or the compliance by either party with the provisions of this Agreement, to the extent that, in the case of clauses (a), (b), (c), (d) or (e) the impact on Holdings or Partners is not disproportionately adverse as compared to others in the industry.

“MGG GP Holdings” shall mean MGG GP Holdings, LLC, a Delaware limited liability company.

“MGG GP Holdings LLC Agreement” shall mean the Limited Liability Company Agreement of MGG GP Holdings, dated as of December 1, 2008, as such agreement may be amended and/or restated from time to time after the date hereof.

“New Partners Units” shall have the meaning set forth in Section 2.1(b).

“NYSE” shall mean the New York Stock Exchange.

“Outstanding” shall, when used with respect to Partners, have the meaning set forth in the Partners Partnership Agreement and, when used with respect to Holdings, have the meaning set forth in the Holdings Partnership Agreement.

“Partners” shall have the meaning set forth in the introductory paragraph to this Agreement.

“Partners Change in Recommendation” shall have the meaning set forth in Section 6.2(a).

“Partners Common Units” shall mean Common Units, as such term is defined in the Partners Partnership Agreement.

Annex A-5

“Partners Conflicts Committee” shall mean the committee of the Partners GP Board, consisting (as of the date hereof) of James R. Montague and George A. O’Brien, Jr. (and having the vacancy with respect to the position formerly held by John DesBarres).

“Partners Deferred Phantom Units” shall mean the phantom (notional) Partners Common Units granted pursuant to the Partners Deferred Plan and the Partners LTIP.

“Partners Deferred Plan” shall mean the Partners Director Deferred Compensation Plan effective as of October 1, 2006.

“Partners General Partner Interest” shall mean the general partner interest in Partners having the rights and obligations specified with respect to the General Partner Interest in the Partners Partnership Agreement.

“Partners GP” shall have the meaning set forth in the introductory paragraph to this Agreement.

“Partners GP Board” shall have the meaning set forth in the recitals to this Agreement.

“Partners GP LLC Agreement” shall mean the Second Amended and Restated Limited Liability Company Agreement of Partners GP, dated as of October 20, 2005, as amended by Amendment No. 1 thereto, dated as of July 31, 2007, and Amendment No. 2 thereto, effective as of December 3, 2008, and as such agreement may be further amended and/or restated from time to time after the date hereof.

“Partners LTIP” shall mean the Seventh Amended and Restated Partners Long-Term Incentive Plan, dated October 26, 2006.

“Partners Meeting” shall have the meaning set forth in Section 6.2(a).

“Partners Non-Public Information” shall have the meaning set forth in Section 6.14(b).

“Partners Partnership Agreement” shall mean the Fourth Amended and Restated Agreement of Limited Partnership of Partners dated as of April 13, 2005, as amended by Amendment No. 1 thereto, effective as of February 15, 2006, Amendment No. 2 thereto, effective as of February 15, 2006, Amendment No. 3 thereto, dated as of July 27, 2007, and Amendment No. 4 thereto, effective as of January 1, 2007, and as such agreement may be further amended and/or restated from time to time after the date hereof.

“Partners Partnership Agreement Proposal” shall mean the proposal to be submitted to a vote of the holders of Holdings Common Units to direct Holdings, as the sole member of Partners GP to (i) approve the Restated Partners Partnership Agreement and all other matters under this Agreement that, pursuant to the Partners GP LLC Agreement, require the approval of Holdings, and (ii) direct Partners GP to implement the matters described in clause (i) of this definition.

“Partners Phantom Units” shall mean the phantom (notional) Partners Common Units granted under the Partners LTIP.

“Partners Recommendation” shall have the meaning set forth in Section 6.2(a).

“Partners Rights” and “Partners Rights Plan” shall mean rights issued under the Partners Unit Purchase Rights Agreement dated as of December 4, 2008 and such plan, respectively.

“Partners Unitholder Approval” shall have the meaning set forth in Section 7.1.

“Person” or “person” shall mean any individual, bank, corporation, partnership (general or limited), limited liability company, association, joint-stock company, business trust, unincorporated organization, statutory trust, common law trust, or other entity.

Annex A-6

“Plan of Liquidation” shall mean the Plan of Liquidation to be adopted by Holdings upon the Effective Time substantially in the form attached hereto as Annex C.

“Previously Disclosed” by a party shall mean information set forth in its Disclosure Schedule.

“Receiving Party” shall have the meaning set forth in Section 6.14(a).

“Redistribution” shall have the meaning set forth in Section 2.1(e).

“Registration Statement” shall have the meaning set forth in Section 6.3(a).

“Regulatory Authority” shall mean any federal or state governmental agency or court or authority or body.

“Representatives” shall mean with respect to a Person, its directors, officers, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative.

“Restated Partners Partnership Agreement” shall mean the Fifth Amended and Restated Agreement of Limited Partnership of Partners substantially in the form attached hereto as Annex D.

“Rights” shall mean, with respect to any person, securities or obligations convertible into or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, calls or commitments relating to, equity securities of such person.

“SEC” shall mean the Securities and Exchange Commission.

“SEC Documents” shall mean with respect to a party to this Agreement, such party’s annual report on Form 10-K for the year ended December 31, 2008, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries subsequent to December 31, 2005, in the case of Partners, or February 9, 2006, in the case of Holdings, under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, in the form filed.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Subsidiary” shall have the meaning ascribed to such term in Rule 1-02 of Regulation S-X under the Securities Act, except, in the case of Holdings, Partners GP and its Subsidiaries shall not be deemed to be Subsidiaries of Holdings (unless otherwise specifically provided in this Agreement). For the sake of clarity, Holdings GP shall be deemed a Subsidiary of Holdings, and Partners shall be deemed a Subsidiary of Partners GP.

“Takeover Law” means any “fair price,” “moratorium,” “control unit acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under state or federal Law.

“Taxes” shall mean all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether disputed or not.

“Tax Returns” shall have the meaning set forth in Section 5.1(h)(i).

Annex A-7

“Termination Date” shall have the meaning set forth in Section 8.1(b)(i).

“Transformation” shall have the meaning set forth in Section 2.1(a).

“Tudor Pickering” shall have the meaning set forth in Section 5.1(g).

ARTICLE II

RESTATED PARTNERS PARTNERSHIP AGREEMENT; DISTRIBUTIONS;

CONTRIBUTIONS; LIQUIDATION

Section 2.1 Transformation and Related Matters; Contributions; Liquidation.

(a) Restated Partners Partnership Agreement; Transformation. Subject to the terms and conditions of this Agreement and the Partners Partnership Agreement, at the Effective Time, the Restated Partners Partnership Agreement will be adopted and become effective. Pursuant to the Restated Partners Partnership Agreement, among other items, (i) the Partners General Partner Interest will be transformed into a non-economic general partner interest in Partners held by Partners GP in its capacity as general partner of Partners and 1,354,278 Partners Common Units and (ii) the IDRs held by IDR LP, representing 100% of the IDRs, will be transformed into an aggregate number (as calculated below) of Partners Common Units (such transformation, together with the transformation described in clause (i) above and together with the associated Partners Rights shall be referred to herein as the “Transformation”). The number of Partners Common Units into which the IDRs held by IDR LP will be transformed shall be an amount equal to (A) the total number of outstanding Holdings Common Units multiplied by 0.6325 less (B) 1,354,278.

(b) Distributions. Immediately following the Transformation, Partners GP will take the following actions in the following order: (i) pursuant to the IDR Entity Assumption Agreement, cause Partners to assume all liabilities of IDR LP and IDR LLC, (ii) cause IDR LP to distribute all of its Partners Common Units to Partners GP and IDR LLC in proportion with their percentage interests in IDR LP, (iii) cause IDR LLC to distribute all of its Partners Common Units to Partners GP and (iv) distribute all of its Partners Common Units, including the Partners Common Units received upon the transformation of the Partners General Partner Interest (such Partners Common Units described in this clause (iv), together with the Partners Rights associated with such Partners Common Units, shall be referred to herein as the “New Partners Units”), to Holdings (collectively, the “Distributions”).

(c) Contributions. Immediately following the Distributions and pursuant to the Contribution Agreement, (i) Holdings will (A) contribute 100% of the limited liability company interests in MGG GP Holdings (which owns 100% of the limited liability company interest in Holdings GP) to Partners GP (B) contribute 100% of the limited liability company interests in Partners GP to Partners and (C) contribute any and all cash and other remaining assets held by Holdings (other than the New Partners Units) to Partners and (ii) Partners will assume all liabilities of Holdings (collectively, the “Contributions”).

(d) Issuance of Partners Common Units to Employees. On the day following the Contributions, Partners will issue no less than 10,000 Partners Common Units to certain key employees of Holdings GP and/or Partners GP. This Section 2.1(d) shall in no way limit Partners from issuing an amount of Partners Common Units that is greater than 10,000, and the number of Partners Common Units to be issued may vary between each individual employee as determined at the sole discretion of the Partners GP Board. Such Partners Common Units shall be issued pursuant to and governed by the terms and conditions of the Partners LTIP.

(e) Liquidation. Two days following the Contributions, Holdings will dissolve and wind-up in accordance with the Holdings Partnership Agreement and the Plan of Liquidation (collectively, the “Liquidation”). As part of the Liquidation and in accordance with Section 12.4 of the Holdings Partnership Agreement, Holdings will make a distribution to all of its partners of the New Partners Units in accordance with the Holdings Partnership Agreement, the Plan of Liquidation and the procedures set forth in Article III below (the “Redistribution”).

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Section 2.2 Anti-Dilution Provisions. In the event of any subdivisions, reclassifications, reorganizations, recapitalizations, splits, combinations or distributions in the form of equity interests with respect to the Partners Common Units or the Holdings Common Units (it being understood that any such subdivisions, reclassifications, reorganizations, recapitalizations, splits, combinations or distributions shall be made only as permitted pursuant to Section 4.3), the number of New Partners Units into which the IDRs and Partners General Partner Interest will be transformed will be correspondingly adjusted.

Section 2.3 Effective Time. Subject to the satisfaction or waiver of the conditions set forth in Article VII in accordance with the terms of this Agreement, the Effective Time shall occur on (a) the third Business Day after the day on which the last of the conditions set forth in Article VII shall have been satisfied or waived in accordance with the terms of this Agreement or (b) such other date to which the parties may agree in writing. The date on which the Effective Time occurs is referred to as the “Effective Date.”

ARTICLE III

THE REDISTRIBUTION; REDISTRIBUTION PROCEDURES

Section 3.1 Redistribution. Two days following the Contributions, in connection with the Liquidation, Holdings will cause the New Partners Units to be distributed to the holders of Holdings Common Units in accordance with the Holdings Partnership Agreement, the Plan of Liquidation and the procedures set forth in this Article III.

Section 3.2 Rights as Unitholders. Upon the filing of a Certificate of Cancellation of Holdings’ Certificate of Limited Partnership with the Secretary of State of the State of Delaware, which shall be filed after the dissolution of Holdings in accordance with Section 2.1(e) and upon the completion by Holdings of the steps to be taken by it as provided by Section 3.3, holders of Holdings Common Units prior to the effectiveness of such filing shall cease to be, and shall have no rights as, holders of Holdings Common Units, other than to receive the New Partners Units and other rights and interests as provided under this Article III. Upon the dissolution of Holdings, each holder of Holdings Common Units shall have the right to receive the New Partners Units in accordance with the Holdings Partnership Agreement and this Article III.

Section 3.3 Redistribution Procedures.

(a) Distribution Agent. As promptly as possible after the Contributions, Holdings shall deposit or shall cause to be deposited with the Distribution Agent all of the New Partners Units received by it pursuant to Section 2.1(b). From time to time, as necessary, Partners shall deposit with the Distribution Agent any distributions to which the former holders of Holdings Common Units are entitled pursuant to Section 3.3(c) (such distributions, together with the New Partners Units deposited with the Distribution Agent and any cash received by the Distribution Agent pursuant to Section 3.3(e), the “Distribution Fund”). The Distribution Agent shall, pursuant to irrevocable instructions, deliver the Distribution Amount (adjusted to take into account any cash distributable in lieu of fractional units pursuant to Section 3.3(e) and also including any distributions to which the former holders of Holdings Common Units are entitled pursuant to Section 3.3(c)) out of the Distribution Fund. The Distribution Fund shall not be used for any other purpose.

(b) Procedures. As promptly as possible after the dissolution of Holdings in accordance with Section 2.1(e), Holdings shall instruct the Distribution Agent to mail to each record holder of Holdings Common Units, (i) a letter of transmittal (which shall specify that (A) delivery shall be effected, and risk of loss and title to any certificates representing Holdings Common Units (“Certificates”) shall pass, only upon proper delivery of such Certificates to the Distribution Agent and (B) in the case of uncertificated Holdings Common Units and Holdings Common Units represented by Certificates, delivery shall be effected, only upon proper delivery to the

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Distribution Agent of such instruments as are necessary to transfer the New Partners Units in accordance with the Restated Partners Partnership Agreement (including a Transfer Application (as defined in the Restated Partners Partnership Agreement), and shall be in customary form and agreed to by Partners and Holdings prior to the Effective Time)) and (ii) instructions for use in effecting the surrender of the Certificates or uncertificated Holdings Common Units in exchange for the Distribution Amount (including any cash distributable in lieu of fractional units pursuant to Section 3.3(e)) distributable in respect of the Holdings Common Units represented by such Certificates or any uncertificated Holdings Common Units. Promptly after the dissolution of Holdings (and upon surrender of Certificates for cancellation to the Distribution Agent, if any, together with such letters of transmittal, properly completed and duly executed, and such other documents (including any documents relating to the surrender of any uncertificated Holdings Common Units and the transfer of New Partners Units) as may be required pursuant to such instructions and the Restated Partners Partnership Agreement), the holders of Holdings Common Units shall be entitled to receive (A) New Partners Units representing, in the aggregate, the whole number of New Partners Units that such holder has the right to receive pursuant to the Holdings Partnership Agreement, the Plan of Liquidation and this Article III (after taking into account all Holdings Common Units then held by such holder) and (B) a check in the amount equal to the amount of cash distributable in lieu of any fractional Partners Common Units pursuant to Section 3.3(e) and the amount of cash for payment of any distributions in accordance with Section 3.3(c). No interest shall be paid or accrued on any Distribution Amount (including any cash amount payable in lieu of fractional Partners Common Units pursuant to Section 3.3(e)) or on any amounts payable pursuant to Section 3.3(c). In the event of a transfer of ownership of Holdings Common Units that is not registered in the transfer records of Holdings, the Distribution Amount to be distributed in respect of such Holdings Common Units may be paid to a transferee, in the case of certificated Holdings Common Units, if any, if the Certificate representing such Holdings Common Units is presented to the Distribution Agent, and in the case of both certificated and uncertificated Holdings Common Units, all documents required to evidence and effect such transfer are delivered to the Distribution Agent and the Person requesting such exchange shall pay to the Distribution Agent in advance any transfer or other Taxes required by reason of the delivery of the Distribution Amount in any name other than that of the registered holder of such Holdings Common Units, or shall establish to the satisfaction of the Distribution Agent that such Taxes have been paid or are not payable.

(c) Distributions with Respect to Unexchanged Holdings Common Units. No distributions declared or made with respect to Partners Common Units with a record date after the dissolution of Holdings in accordance with Section 2.1(e) shall be paid to the holder of any Holdings Common Units with respect to the New Partners Units that such holder would be entitled to receive in accordance herewith, including without limitation cash payments in lieu of fractional Partners Common Units, until such holder shall surrender such Certificate or otherwise comply with the requirements of this Section 3.3. Subject to applicable Law, following compliance with the requirements of Section 3.3(b), the Distribution Agent will (i) promptly deliver to the holder the amount of distributions previously made by Partners with a record date after the dissolution of Holdings in accordance with Section 2.1(e) deposited by Partners with the Distribution Agent with respect to the holder’s New Partners Units and (ii) pay such holder the appropriate amount of distributions with a record date after the dissolution of Holdings in accordance with Section 2.1(e) but prior to the transfer of New Partners Units to such holder pursuant to Section 3.3(b) and with a payment date subsequent to such transfer.

(d) No Further Rights in Holdings Common Units. The Distribution Amount and any cash distributed in accordance with the terms of Section 3.3(c) and Section 3.3(e), shall be deemed to have been made in full satisfaction of all rights pertaining to any Holdings Common Units.

(e) Fractional Partners Common Units.

(i) No certificates or scrip representing fractional Partners Common Units or book entry credit of the same shall be distributed pursuant to this Article III, no distribution of Partners shall relate to such fractional unit interests, and such fractional unit interests will not entitle the owner to any rights of any holder of Partners Common Units.

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(ii) In lieu of distributing any fractional Partners Common Units, the Distribution Agent will follow the procedures set forth below:

(A) The Distribution Agent shall determine the excess of (x) the aggregate number of New Partners Units that would be distributed to holders of the Holdings Common Units pursuant to this Article III if no effect were given to Section 3.3(e)(i) over (y) the aggregate number of whole New Partners Units to be distributed to holders of the Holdings Common Units pursuant to this Article III, taking into account the effect of Section 3.3(e)(i) (such excess, the “Excess Units”).

(B) As soon as practicable after the Effective Time, the Distribution Agent shall sell the Excess Units at then-prevailing prices on the NYSE, in the manner set forth below.

(C) The sale of the Excess Units by the Distribution Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Using the proceeds of such sale, the Distribution Agent shall pay all commissions, transfer taxes and other out-of-pocket costs, including the expenses of the Distribution Agent, incurred in connection with such sale of the Excess Units. Until the proceeds of such sale or sales have been distributed to the holders of Holdings Common Units (or paid to Partners pursuant to Section 3.3(f)), the Distribution Agent shall hold such proceeds in trust for holders of the Holdings Common Units (the “Common Unit Trust”). The Distribution Agent shall determine the portion of the Common Unit Trust to which each holder of Holdings Common Units shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Unit Trust by a fraction, the numerator of which is the amount of the fractional interest in the New Partners Units to which such holder of Holdings Common Units is entitled and the denominator of which is the aggregate amount of fractional interests in the New Partners Units to which all holders of Holdings Common Units are entitled. Holdings and the Distribution Agent shall comply with the provisions of Rule 236(c) under the Securities Act.

(D) Subject to Section 3.3(b), as soon as practicable after the determination of the amount of cash, if any, to be distributed to holders of Holdings Common Units in lieu of any fractional Partners Common Units, the Distribution Agent shall make available such amounts, without interest, to such holders of Holdings Common Units.

(f) Termination of Distribution Fund with Respect to Redistribution. Any (i) New Partners Units, (ii) cash in lieu of fractional Partners Common Units distributable pursuant to Section 3.3(e) or (iii) cash for payment of any distributions in accordance with Section 3.3(c) that remain undistributed to the holders of Holdings Common Units after 180 days following the Effective Time shall be delivered upon demand to Partners and, from and after such delivery, any former holders of Holdings Common Units who have not theretofore complied with this Article III shall thereafter look only to Partners for the Distribution Amount distributable in respect of such Holdings Common Units and any payments to which they are entitled under Section 3.3(c) and Section 3.3(e), in each case, without any interest thereon. Any amounts remaining unclaimed by holders of Holdings Common Units immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental entity shall, to the extent permitted by applicable law, become the property of Partners, free and clear of any Liens, claims or interest of any Person previously entitled thereto.

(g) No Liability. Neither Partners nor Partners GP shall be liable to any holder of Holdings Common Units for any Partners Common Units or payments (including cash distributable in lieu of fractional Partners Common Units payable under Section 3.3(e) and payments of any distributions in accordance with Section 3.3(c)) properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(h) Lost Certificates. If any Certificate shall have been lost, stolen or otherwise wrongfully taken or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or otherwise wrongfully taken or destroyed and, if required by Holdings or Partners, the posting by such Person of a bond, in such reasonable amount as Holdings or Partners may direct, as indemnity against any claim that may be

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made against it with respect to such Certificate, the Distribution Agent shall pay in exchange for such lost, stolen or otherwise wrongfully taken or destroyed Certificate, the Distribution Amount distributable in respect of the Holdings Common Units represented by such Certificate, and any payments to which such Person is entitled under Section 3.3(c) and Section 3.3(e).

(i) Withholding. The Distribution Agent shall be entitled to deduct and withhold from the Distribution Amount otherwise distributable pursuant to this Agreement to any holder of Holdings Common Units such amounts as the Distribution Agent is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Holdings Common Units in respect of whom such deduction and withholding was made by the Distribution Agent.

(j) Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge, represent, warrant and agree that (i) this Agreement and the matters contemplated hereby will not result in any holder of a Holdings Common Unit failing to receive uninterrupted and full quarterly cash distributions (either as a holder of such Holdings Common Unit or, upon its becoming a holder of New Partners Units, as a holder or a beneficial holder of a New Partners Unit) but not more than full quarterly cash distributions except to the extent of any distributions (x) with respect to any fractional units (which will be paid in cash pursuant to Section 3.3(e)) and (y) constituting unclaimed amounts transferred to Partners pursuant to Section 3.3(f), and (ii) the parties will cooperate to ensure that this Agreement and the matters contemplated hereby will be structured and sequenced to ensure that Partners will not become the direct or indirect beneficiary of any such distributions to which holders of Holdings Common Units are otherwise entitled.

(k) Book Entry of New Partners Units and Admission of Holders of New Partners Units as Additional Limited Partners of Partners. All New Partners Units shall be issued in book entry form, without physical certificates. Upon the transfer of the New Partners Units to the holders of Holdings Common Units in accordance with this Section 3.3 and the compliance by such holders with the requirements of Section 10.1 of the Restated Partners Partnership Agreement, Partners GP shall consent to the admission of such holders as limited partners of Partners and reflect such admission on the books and records of Partners.

Section 3.4 Deferred Equity Awards. Notwithstanding the procedures set forth in Section 3.3, in connection with the Liquidation, each then-outstanding Holdings Deferred Phantom Unit, whether vested or unvested, shall be (a) assumed by Partners in accordance with the terms and conditions of the Holdings Deferred Plan and any phantom unit agreement, as applicable, together with any amendments thereto, by which it is evidenced immediately prior to the time of the Liquidation, except that from and after the time of the Liquidation, the Partners GP Board shall be substituted for Holdings GP Board in connection with the administration of any such Holdings Deferred Phantom Unit, and (b) converted into Partners Deferred Phantom Units in accordance with the Distribution Amount, to be administered pursuant to the Partners Deferred Plan. If the foregoing results in the conversion of a Holdings Deferred Phantom Unit into an award of a Partners Deferred Phantom Unit that includes a fractional Partners Deferred Phantom Unit, then, upon the lapse of applicable forfeiture and/or deferral restrictions with respect to any such Partners Deferred Phantom Unit, all such fractional units with respect to which such restrictions have lapsed at such time shall be aggregated, and to the extent that a fractional Partners Deferred Phantom Unit remains, the holder thereof shall receive a cash payment for any such remaining fractional unit based upon the fair market value (as defined in the Partners Deferred Plan) of the Partners Common Units on the Business Day immediately preceding the date such forfeiture and/or deferral restrictions lapsed. As soon as reasonably practicable following the time of the Liquidation, Partners shall deliver to each holder of an assumed and converted Holdings Deferred Phantom Unit an appropriate notice setting forth such holder’s rights as a holder of a Partners Deferred Phantom Unit.

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ARTICLE IV

ACTIONS PENDING CLOSING

From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, (a) without the prior written consent of the Partners Conflicts Committee (which consent shall not be unreasonably withheld, delayed or conditioned), Holdings and Holdings GP will not, and will cause each of their Subsidiaries not to, and (b) without the prior written consent of the Holdings Conflicts Committee (which consent shall not be unreasonably withheld, delayed or conditioned), Partners and Partners GP will not, and will cause each of their Subsidiaries not to:

Section 4.1 Ordinary Course. Conduct its business other than in the ordinary and usual course or, to the extent consistent therewith, fail to use commercially reasonable best efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action that would (a) adversely affect the ability of any party to obtain any approvals required under the HSR Act for the matters contemplated hereby or (b) have a Material Adverse Effect, with respect to such party and its Subsidiaries.

Section 4.2 Equity. In the case of Holdings and its Subsidiaries, other than pursuant to the exercise of options Previously Disclosed in its Disclosure Schedule, (a) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity, appreciation rights or any Rights, (b) enter into any agreement with respect to the foregoing or (c) permit any additional equity to become subject to new grants of employee options, appreciation rights or similar limited partner interest-based employee rights (other than awards to newly hired employees consistent with past practice). In the case of Partners, Partners will not, and Partners will cause its Subsidiaries not to take any action described in clauses (a), (b) or (c) above which would materially adversely affect its or Holdings’ ability to consummate the matters contemplated by this Agreement.

Section 4.3 Distributions.

(a) Make, declare or pay any dividend or distribution (except regular quarterly cash distributions of Available Cash on the Holdings Common Units, the Partners Common Units, the IDRs, the Partners General Partner Interest, or any other equity securities, in each case in amounts no greater than the distributions by Partners or Holdings, as applicable, declared with respect to the fourth quarter of 2008); provided, that any such distributions declared or made by Holdings shall have the same declaration, record and distribution dates as any such distributions declared or made by Partners;

(b) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests; or

(c) repurchase, redeem or otherwise acquire any of its limited partner interests, except as required by the terms of its securities outstanding on the date hereof or as contemplated by any existing Compensation and Benefit Plan.

Section 4.4 Compensation; Employment Agreements. Enter into or amend any written employment, severance or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for (a) normal individual increases in compensation to employees (other than officers and directors) in the ordinary course of business consistent with past practice, (b) other changes as are provided for herein or as may be required by Law or to satisfy contractual obligations existing as of the date hereof, (c) additional grants of awards to newly hired employees or (d) the grant of up to 285,000 additional Partners Phantom Units.

Section 4.5 Benefit Plans. Enter into or amend (except (a) as may be required by applicable Law, (b) to satisfy contractual obligations existing as of the date hereof, or (c) in the ordinary course of business consistent with past practice which amendments, either individually or in the aggregate, would not reasonably be expected

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to result in a material liability) any pension, retirement, unit option, unit purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its present or former directors, officers or other employees, including, without limitation, taking any action that accelerates the vesting or exercise of any benefits payable thereunder (other than in connection with the termination of employees in the ordinary course of business).

Section 4.6 Acquisitions and Dispositions. In the case of Holdings and its Subsidiaries, sell, lease, dispose of or discontinue any portion of its assets, business or properties, which is material to them taken as a whole, or acquire, by merger or otherwise, or lease (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) any assets or all or any portion of, the business or property of any other entity which, in either case, is material to them taken as a whole, or would materially adversely affect the ability of the parties to consummate the matters contemplated by this Agreement or to delay materially the Effective Time. In the case of Partners, Partners will not, and Partners will cause its Subsidiaries not to, merge, consolidate or enter into any business combination transaction with any Person or make any acquisition or take any other action which would materially adversely affect its or Holdings’ ability to consummate the matters contemplated by this Agreement.

Section  4.7 Amendments. In the case of Holdings GP and Holdings, amend the Partners GP LLC Agreement, the Holdings Partnership Agreement or the Holdings GP LLC Agreement other than in accordance with this Agreement.

Section 4.8 Accounting Methods. Implement or adopt any material change in accounting principles, practices or methods, other than as may be required by Law or generally accepted accounting principles.

Section  4.9 Insurance. Fail to use commercially reasonable best efforts to maintain with financially responsible insurance companies, insurance in such amounts and against such risks and losses as has been customarily maintained by it in the past.

Section 4.10 Taxes.

(a) Make or rescind any material express or deemed election relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies, working interests or other investments where it has the capacity to make such binding election unless it is reasonably expected that such action will not materially and adversely affect it;

(b) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except where such settlement or compromise will not materially and adversely affect it; or

(c) change in any material respect any of its methods of reporting income, or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the most recent taxable year for which a return has been filed, except as may be required by applicable Law or except for such changes that are reasonably expected not to materially adversely affect it.

Section 4.11 Debt, Capital Expenditures and the Like. In the case of Holdings and its Subsidiaries: (a) incur any indebtedness for borrowed money (except for working capital under existing credit facilities or replacements thereof) or guarantee any such indebtedness of others, (b) enter into any material lease (whether operating or capital), (c) create any Lien on its property or the property of its Subsidiaries in connection with any pre-existing indebtedness, new indebtedness or lease (other than as permitted by clause (a) of this Section 4.11), or (d) make or commit to make any capital expenditures. In the case of Partners, Partners will not, and Partners will cause its Subsidiaries not to take any action described in clauses (a), (b), (c) or (d) above which would materially adversely affect its or Holdings’ ability to consummate the matters contemplated by this Agreement.

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Section 4.12 No Dissolution. Except pursuant to this Agreement or the Plan of Liquidation, authorize, recommend, propose or announce an intention to dissolve or liquidate or adopt a plan of complete or partial dissolution or liquidation.

Section 4.13 Adverse Actions. Except as permitted by Sections 5.1(j), 5.1(k) and 6.14, knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue at any time prior to the Effective Time, (b) any of the conditions set forth in Article VII not being satisfied, (c) any material delay or prevention of the consummation of the matters contemplated by this Agreement or (d) a material violation of any provision of this Agreement except, in each case, as may be required by applicable Law.

Section 4.14 Agreements. Agree or commit to do anything prohibited by Sections 4.1 through 4.13.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

Section 5.1 Representations and Warranties of the Parties. Except as set forth in the Disclosure Schedules or in any SEC Documents filed during the period from December 31, 2008 through the date of this Agreement, Partners hereby represents and warrants (and to the extent necessary with respect to any representation by Partners herein, Partners GP also represents and warrants) to Holdings, and Holdings hereby represents and warrants (and to the extent necessary with respect to any representation by Holdings herein, Holdings GP also represents and warrants) to Partners, to the extent applicable, in each case with respect to itself and its Subsidiaries, as follows:

(a) Organization, Standing and Authority. Such party is a limited partnership or limited liability company, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Such party (i) is duly qualified to do business and is in good standing in the states of the United States where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (ii) has in effect all federal, state, local, and foreign governmental authorizations and permits necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

(b) Capitalization.

(i) In the case of Partners:

(A) As of the date hereof, Partners GP owns a 100% limited liability company interest in IDR LLC. Such limited liability company interest has been duly authorized and validly issued in accordance with the IDR LLC LLC Agreement and is fully paid (to the extent required under the IDR LLC LLC Agreement) and nonassessable (except to the extent such nonassessability may be affected by Section 18-607 and 18-804 of the Delaware LLC Act).

(B) As of the date hereof, IDR LLC owns a 99.999% limited partner interest in IDR LP. Such limited partner interest has been duly authorized and validly issued in accordance with the IDR LP Partnership Agreement and is fully paid (to the extent required under the IDR LP Partnership Agreement) and nonassessable (except to the extent such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act). As of the date hereof, Partners GP owns a 0.001% general partner interest in IDR LP, and such general partner interest has been duly authorized and validly issued in accordance with the IDR LP Partnership Agreement.

(C) As of the date hereof, there are 66,953,879 Partners Common Units issued and outstanding, and all of the Partners Common Units and the limited partner interests represented thereby have been duly authorized and validly issued in accordance with the Partners Partnership Agreement and are fully paid (to the extent required under the Partners Partnership Agreement) and nonassessable (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP

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Act). As of the date hereof, Partners GP owns a 1.9826% general partner interest in Partners, and such general partner interest has been duly authorized and validly issued in accordance with the Partners Partnership Agreement. As of the date hereof, IDR LP owns all of the IDRs, and such IDRs have been duly authorized and validly issued in accordance with the Partners Partnership Agreement. The New Partners Units will be duly authorized and validly issued in accordance with the Partners Partnership Agreement and will be fully paid (to the extent required under the Partners Partnership Agreement) and nonassessable (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act).

(D) As of the date hereof, except as Previously Disclosed in Section 5.1(b) of its Disclosure Schedule, there are no issued or outstanding Rights with respect to any equity securities of Partners, and Partners does not have any commitment to authorize, issue or sell any equity securities or Rights. As of the date hereof, the number of Partners Common Units which are issuable upon vesting of Partners Phantom Units are Previously Disclosed in Section 5.1(b) of its Disclosure Schedule. As of the date hereof, except as described in this Section 5.1(b), there are no other partnership interests of Partners that are issued or outstanding.

(ii) In the case of Holdings:

(A) As of the date hereof, Holdings owns a 100% limited liability company interest in MGG GP Holdings. Such limited liability company interest has been duly authorized and validly issued in accordance with the MGG GP Holdings LLC Agreement and is fully paid (to the extent required under the MGG GP Holdings LLC Agreement) and nonassessable (except to the extent such nonassessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act).

(B) As of the date hereof, MGG GP Holdings owns a 100% limited liability company interest in Holdings GP. Such limited liability company interest has been duly authorized and validly issued in accordance with the Holdings GP LLC Agreement and is fully paid (to the extent required under the Holdings GP LLC Agreement) and nonassessable (except to the extent such nonassessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act).

(C) As of the date hereof, Holdings owns a 100% limited liability company interest in Partners GP. Such limited liability company interest has been duly authorized and validly issued in accordance with the Partners GP LLC Agreement and is fully paid (to the extent required under the Partners GP LLC Agreement) and nonassessable (except to the extent such nonassessability may be affected by Section 18-607 and 18-804 of the Delaware LLC Act).

(D) As of the date hereof, there are 62,646,551 Holdings Common Units issued and outstanding, and all of the Holdings Common Units and the limited partner interests represented thereby have been duly authorized and validly issued in accordance with the Holdings Partnership Agreement and are fully paid (to the extent required under the Holdings Partnership Agreement) and nonassessable (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act). As of the date hereof, Holdings GP is the general partner of, and owns a non-economic general partner interest in, Holdings, and such general partner interest has been duly authorized and validly issued in accordance with the Holdings Partnership Agreement.

(E) As of the date hereof, except as Previously Disclosed in Section 5.1(b) of its Disclosure Schedule, there are no issued or outstanding Rights with respect to any equity securities of Holdings, and Holdings does not have any commitment to authorize, issue or sell any equity securities or Rights. As of the date hereof, except as described in this Section 5.1(b), there are no other partnership interests of Holdings that are issued or outstanding.

(c) Subsidiaries.

(i) (A) Such party has Previously Disclosed in Section 5.1(c)(i) of its Disclosure Schedule a list of all of its Subsidiaries together with the jurisdiction of organization of each such Subsidiary, (B) it owns, directly

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or indirectly, all of the equity interests of each of its Subsidiaries, except as Previously Disclosed in Section 5.1(c)(i) of its Disclosure Schedule, (C) no equity interests of any of its Subsidiaries are or may become required to be issued by reason of any Rights, (D) other than pursuant to this Agreement, there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity interests of any such Subsidiaries, (E) there are no contracts, commitments, understandings or arrangements relating to its rights to vote or to dispose of such equity interests, and (F) all of the equity interests of each such Subsidiary held by it or its Subsidiaries are fully paid and nonassessable and are owned by it or its Subsidiaries free and clear of any Liens.

(ii) Other than as Previously Disclosed in Section 5.1(c)(ii) of its Disclosure Schedule, such party does not own beneficially, directly or indirectly, any equity securities or similar interests of any person, or any interest in a partnership or joint venture of any kind.

(iii) Each of such party’s Subsidiaries has been duly organized, is validly existing and in good standing under the Laws of the jurisdiction of its organization and (a) is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (b) has in effect all federal, state, local, and foreign governmental authorizations and permits necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

(d) Partnership or Limited Liability Company Power. Such party and each of its Subsidiaries has the partnership or limited liability company power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and it has the partnership or limited liability company power and authority, as applicable, to execute, deliver and perform its obligations under this Agreement and to consummate the matters contemplated hereby.

(e) Unitholder Authority. Subject to Partners Unitholder Approval, in the case of Partners, and to Holdings Unitholder Approval, in the case of Holdings, this Agreement and the matters contemplated hereby have been authorized by all necessary partnership or limited liability company action, and this Agreement has been duly executed and delivered and is a legal, valid and binding agreement of it, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(f) Financial Reports and SEC Documents. All of its SEC Documents filed or to be filed by it or any of its Subsidiaries with the SEC (i) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents the financial position of the entity or entities to which it relates as of its date, and each of the statements of income and changes in partners’ capital and cash flows in such SEC Documents (including any related notes and schedules thereto) fairly presents the results of operations, changes in partners’ capital and changes in cash flows, as the case may be, of the entity or entities to which it relates for the periods to which it relates, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements. Except as and to the extent set forth on its balance sheet as of December 31, 2008, as of such date, neither it nor any of its Subsidiaries had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a balance sheet or in the notes thereto prepared in accordance with generally accepted accounting principles consistently applied.

(g) No Brokers. No action has been taken by it that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the matters contemplated

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by this Agreement, excluding, in the case of Holdings, fees to be paid to Lazard Frères & Co. LLC (“Lazard”), and, in the case of Partners, fees to be paid to Tudor, Pickering, Holt & Co. (“Tudor Pickering”), in every case pursuant to letter agreements which have been heretofore disclosed to the other party.

(h) Tax Matters.

(i) All material returns, declarations, reports, estimates, information returns and statements required to be filed under federal, state, local or any foreign tax Laws (“Tax Returns”) with respect to it or any of its Subsidiaries, have been timely filed, or requests for extensions have been timely filed and have not expired;

(ii) all Tax Returns filed by it are complete and accurate in all material respects;

(iii) all Taxes shown to be due on such Tax Returns and all other Taxes, if any, required to be paid by it or its Subsidiaries for all periods ending through the date hereof have been paid or adequate reserves have in accordance with generally accepted accounting principles been established for the payment of such Taxes; and

(iv) no material (A) audit or examination or (B) refund litigation with respect to any Tax Return is pending. As of the date hereof, neither it nor any of its Subsidiaries (x) has granted any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes with respect to any Tax Returns, (y) is a party to any Tax sharing or Tax indemnity agreement or (z) is a party to an agreement that provides for the payment of any amount that would constitute a “parachute payment” within the meaning of Section 280G of the Code.

(i) Regulatory Approvals. Except as Previously Disclosed in Section 5.1(i) of its Disclosure Schedule, there are no approvals of any governmental agency necessary to consummate the matters contemplated by this Agreement (other than filings with and approvals by the SEC).

(j) Partners Conflicts Committee Recommendations. In the case of Partners, at a meeting duly called and held, the Partners Conflicts Committee (i) determined that the Restated Partners Partnership Agreement and the matters contemplated thereby, including the Transformation, and the Contributions are fair and reasonable to, and in the best interests of, the holders of Partners Common Units (other than Partners GP, Holdings GP or their respective Affiliates), and (ii) approved and declared the advisability of, and recommended to the holders of Partners Common Units that they approve this Agreement and the matters contemplated hereby, including the Restated Partners Partnership Agreement.

(k) Holdings Conflicts Committee Recommendations. In the case of Holdings, at a meeting duly called and held, the Holdings Conflicts Committee (i) determined that the Restated Partners Partnership Agreement and the matters contemplated thereby (including the Transformation), the Distributions, the Contributions and the Liquidation (including the Redistribution), are fair and reasonable to, and in the best interests of, the holders of Holdings Common Units (other than Partners GP, Holdings GP or their respective Affiliates), (ii) directed Holdings to approve and in turn direct Partners GP to effect the Restated Partners Partnership Agreement, the amendment and restatement of the Partners GP LLC Agreement and the Distributions and Contributions, and directed Holdings to consummate the Contributions and the Liquidation (including the Redistribution) and (iii) approved and declared the advisability of, and recommended that the holders of Holdings Common Units approve this Agreement and the matters contemplated hereby, including the Partners Partnership Agreement Proposal and the Liquidation.

(l) Partners Fairness Opinion. In the case of Partners, Tudor Pickering has delivered to the Partners Conflicts Committee its written opinion dated as of the date hereof, that as of such date, the Transformation to be effected pursuant to this Agreement is fair, from a financial point of view, to the holders of the Partners Common Units (other than Affiliates of Partners who are holders of Holdings Common Units), a copy of which written opinion has been provided to the Holdings GP Board.

(m) Holdings Fairness Opinion. In the case of Holdings, Lazard has delivered to the Holdings Conflicts Committee its written opinion dated as of the date hereof, that as of such date, the number of New Partners Units

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to be received by the holders of Holdings Common Units (other than Partners, Partners GP, Holdings GP or their respective Affiliates) pursuant to the Redistribution, is fair, from a financial point of view, to the holders of the Holdings Common Units (other than Partners, Partners GP, Holdings GP or their respective Affiliates), a copy of which written opinion has been provided to the Partners GP Board.

(n) Rights Plans. In the case of Holdings, an amendment to the Holdings Rights Plan in the form previously provided to Partners has been adopted and is in full force and effect and, in the case of Partners, an amendment to the Partners Rights Plan previously provided to Holdings has been adopted and is in full force and effect.

ARTICLE VI

COVENANTS

Holdings hereby covenants to and agrees (and to the extent necessary to effect any covenant by Holdings herein, Holdings GP also covenants to and agrees) with Partners, and Partners hereby covenants to and agrees (and to the extent necessary to effect any covenant by Partners herein, Partners GP also covenants to and agrees) with Holdings, that:

Section 6.1 Best Efforts. Subject to the terms and conditions of this Agreement, it shall use its commercially reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, desirable or advisable under applicable Laws, so as to enable consummation of the matters contemplated hereby, including, without limitation, obtaining (and cooperating with the other party hereto to obtain) HSR Act approval, if required, and any other third party approval that is required to be obtained by Holdings or Partners or any of their respective Subsidiaries in connection with the Restated Partners Partnership Agreement, the Transformation, the Distributions, the Contributions, the Liquidation (including the Redistribution), and the other matters contemplated by this Agreement, and using commercially reasonable best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the matters contemplated hereby, and using commercially reasonable best efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the matters contemplated hereby or seeking material damages, and each shall cooperate fully with the other parties hereto to that end, and shall furnish to the other party copies of all correspondence, filings and communications between it and its Affiliates and any Regulatory Authority with respect to the matters contemplated hereby. In complying with the foregoing, neither it nor its Subsidiaries shall be required to take measures that would have a Material Adverse Effect on it and its Subsidiaries taken as a whole.

Section 6.2 Unitholder Approvals. Subject to the terms and conditions of this Agreement:

(a) Partners shall take, in accordance with applicable Law, NYSE rules and the Partners Partnership Agreement, all action necessary to call, hold and convene an appropriate meeting of the holders of Partners Common Units to consider and vote upon the approval of this Agreement and the Restated Partners Partnership Agreement, and any other matters required to be approved by them for consummation of the matters contemplated hereby or thereby (including any adjournment or postponement, the “Partners Meeting”) promptly after the date hereof. The Partners Conflicts Committee shall recommend approval of this Agreement and the matters contemplated hereby and the Restated Partners Partnership Agreement to the holders of Partners Common Units (the “Partners Recommendation”), and Partners shall take all reasonable lawful action to solicit such approval by such holders. Notwithstanding the foregoing, at any time prior to obtaining Partners Unitholder Approval, the Partners Conflicts Committee may withdraw, modify or qualify in any manner adverse to Holdings the Partners Recommendation (any such action a “Partners Change in Recommendation”) if the Partners Conflicts Committee shall have concluded in good faith, after consultation with its outside legal advisors and financial consultants, that the failure to make a Partners Change in Recommendation would not be fair to or in the best interest of the holders of Partners Common Units (other than Partners GP, Holdings GP or their respective Affiliates); provided, however, that the Partners Conflicts Committee shall not be entitled to exercise

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its rights to make a Partners Change in Recommendation pursuant to this sentence unless Partners has provided to Holdings five calendar days prior written notice advising Holdings that the Partners Conflicts Committee intends to take such action and specifying the reasons therefor in reasonable detail, including, if applicable, the terms and conditions of any proposed transaction that is the basis of the proposed action. Any Partners Change in Recommendation shall not change the approval of this Agreement or any other approval of the Partners Conflicts Committee, including in any respect that would have the effect of causing any state (including Delaware) takeover statute or other similar statute to be applicable to the matters contemplated hereby.

(b) Holdings shall take, in accordance with applicable Law, NYSE rules and the Holdings Partnership Agreement, all action necessary to call, hold and convene an appropriate meeting of the holders of Holdings Common Units to consider and vote upon the approval of this Agreement, the Partners Partnership Agreement Proposal, the Contributions, the Liquidation and any other matters required to be approved by the holders of Holdings Common Units for consummation of the matters contemplated hereby (including any adjournment or postponement, the “Holdings Meeting”) promptly after the date hereof. Subject to Section 6.14(c), the Holdings Conflicts Committee shall recommend approval of this Agreement and the matters contemplated hereby, the Partners Partnership Agreement Proposal and the Liquidation to the holders of Holdings Common Units (the “Holdings Recommendation”), and Holdings shall take all reasonable lawful action to solicit such approval by such holders.

Section 6.3 Registration Statement.

(a) Each of Partners and Holdings agrees to cooperate in the preparation of a registration statement on Form S-4 (the “Registration Statement”) (including the joint proxy statement and prospectus and other proxy solicitation materials of Partners and Holdings constituting a part thereof (the “Joint Proxy Statement”) and all related documents) to be filed by Partners with the SEC in connection with the registration of the New Partners Units under the Securities Act. Each of Partners and Holdings agrees that the other party shall have the right to consent to the disclosure to be contained in the Registration Statement and Joint Proxy Statement. Provided Holdings has cooperated as required above, Partners agrees to file the Registration Statement with the SEC as promptly as practicable. Each of Partners and Holdings agrees to use all commercially reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing thereof. Partners also agrees to use commercially reasonable best efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the matters contemplated by this Agreement. Each of Partners and Holdings agrees to furnish to the other party all information concerning Partners, Partners GP and its Subsidiaries or Holdings, Holdings GP and its Subsidiaries, as applicable, and the officers, directors and unitholders of Partners and Holdings and any applicable Affiliates, as applicable, and to take such other action as may be reasonably requested in connection with the foregoing.

(b) Each of Holdings and Partners agrees, as to itself and its Subsidiaries, that (i) none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Joint Proxy Statement and any amendment or supplement thereto will, at the date of mailing to unitholders and at the times of the Partners Meeting and Holdings Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Holdings and Partners further agrees that if it shall become aware prior to the Effective Date of any information that would cause any of the statements in the Registration Statement to be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading, it will promptly inform the other party thereof and take the necessary steps to correct such information in an amendment or supplement to the Registration Statement.

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(c) Partners will advise Holdings, promptly after Partners receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, of the issuance of any stop order or the suspension of the qualification of the New Partners Units for the offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(d) Each of Partners and Holdings will use its commercially reasonable best efforts to cause the Joint Proxy Statement to be mailed to its unitholders as soon as practicable after the effective date on the Registration Statement.

Section 6.4 Press Releases. Prior to any Partners Change in Recommendation or any Holdings Change in Recommendation, each of Holdings and Partners will not, without the prior approval of the Partners Conflicts Committee in the case of Holdings and the Holdings Conflicts Committee in the case of Partners, issue any press release or written statement for general circulation relating to the matters contemplated hereby, except as otherwise required by applicable Law or regulation or the rules of the NYSE, in which case it will consult with the other party before issuing any such press release or written statement.

Section 6.5 Access; Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each party shall, and shall cause its Subsidiaries to, afford the other parties and, to the extent requested by Holdings, any Receiving Party who has executed a Confidentiality Agreement, and their officers, employees, counsel, accountants and other authorized representatives, access, during normal business hours throughout the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records, and to its officers, employees, counsel, accountants or other authorized representatives, and, during such period, it shall, and shall cause its Subsidiaries to, furnish promptly to such Person and its representatives (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities Law (other than reports or documents that Holdings or Partners or their respective Subsidiaries, as the case may be, are not permitted to disclose under applicable Law) and (ii) all other information concerning the business, properties and personnel of it as the other may reasonably request. Neither Holdings nor Partners nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under the circumstances in which the restrictions of the preceding sentence apply.

(b) Partners and Holdings, respectively, will not use any information obtained pursuant to this Section 6.5 (to which it was not entitled under Law or any agreement other than this Agreement) for any purpose unrelated to (i) the consummation of the matters contemplated by this Agreement or (ii) the matters contemplated by Section 6.14 in accordance with the terms thereof, and will hold all information and documents obtained pursuant to this paragraph in confidence. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the matters contemplated by this Agreement.

Section 6.6 Takeover Laws. None of the parties shall take any action that would cause the matters contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the matters contemplated by this Agreement from, or if necessary challenge the validity or applicability of any applicable Takeover Law, as now or hereafter in effect, including, without limitation, Takeover Laws of any state that purport to apply to this Agreement or the matters contemplated hereby.

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Section 6.7 No Rights Triggered. Each of Holdings and Partners shall take all steps necessary to ensure that the entering into of this Agreement and the consummation of the matters contemplated hereby and any other action or combination of actions, or any other matters contemplated hereby, do not and will not result in the grant of any Rights to or exercise of Rights by any person (a) in the case of Holdings, under the Holdings Partnership Agreement or under the Holdings Rights Plan, and in the case of Partners, under the Partners Partnership Agreement or under the Partners Rights Plan or (b) under any other material agreement to which it or any of its Subsidiaries is a party (other than in connection with the termination of employees in the ordinary course of business).

Section 6.8 Common Units Listed. Partners shall use its commercially reasonable best efforts to list, prior to the Effective Time, on the NYSE, upon official notice of issuance, the New Partners Units.

Section 6.9 Third Party Approvals.

(a) Partners and Holdings and their respective Subsidiaries shall cooperate and use their respective commercially reasonable best efforts to prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties (including, if applicable, approval under the HSR Act) necessary to consummate the matters contemplated by this Agreement and to comply with the terms and conditions of such permits, consents, approvals and authorizations and to cause the Restated Partners Partnership Agreement to become effective as expeditiously as practicable. Each of Partners and Holdings shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Regulatory Authorities in connection with the matters contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and promptly. Each party hereto agrees that it will consult with the other parties hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Regulatory Authorities necessary or advisable to consummate the matters contemplated by this Agreement, and each party will keep the other parties apprised of the status of material matters relating to completion of the matters contemplated hereby.

(b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and unitholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement, the Joint Proxy Statement or any filing, notice or application made by or on behalf of such other party or any of such Subsidiaries to any Regulatory Authority in connection with the matters contemplated hereby.

Section 6.10 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Partners shall indemnify and hold harmless and advance expenses to each person who is at the date hereof or during the period from the date hereof through the Effective Date an “Indemnitee” under the Holdings Partnership Agreement and is entitled to the benefits of Section 7.7 thereof and subject to the limitations of Section 7.8 thereof (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by the Holdings Partnership Agreement as if Partners was the original obligor thereunder. Partners agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of Holdings or Holdings GP or any of their Subsidiaries as provided in the Holdings Partnership Agreement (or, as applicable, the partnership agreement, limited liability company agreement, or other organizational documents of any of Holdings’ Subsidiaries) and indemnification agreements of Holdings or any of its Subsidiaries shall be assumed by Partners, without further action, at the time of the Contributions and shall survive the Liquidation and shall continue in full force and effect in accordance with their terms.

(b) Partners shall maintain for a period of at least six (6) years following the time of the Contributions, the current policies of directors’ and officers’ liability insurance maintained by Holdings and its Subsidiaries (provided, that Partners may substitute therefor policies of at least the same coverage and amounts containing

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terms and conditions which are not, in the aggregate, less advantageous to such directors and officers of Holdings or Holdings GP than the terms and conditions of such existing policy from carriers with the same or better rating as the carrier under the existing policy provided that such substitution shall not result in gaps or lapses of coverage with respect to matters occurring before the Effective Time) with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the matters contemplated by this Agreement; provided, that Partners shall not be required to pay annual premiums in excess of 200% of the last annual premium paid by Holdings or Holdings GP prior to the date hereof but in such case shall purchase as much coverage as reasonably practicable for such amount.

(c) The provisions of Section 6.10(b) shall be deemed to have been satisfied if prepaid “tail” policies have been obtained by Partners for purposes of this Section 6.10 from carriers with the same or better rating as the carrier of such insurances as of the date of this Agreement, which policies provide such directors and officers with the coverage described in Section 6.10(b) for an aggregate period of not less than six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, in respect of the matters contemplated by this Agreement. Notwithstanding any other provision of this Agreement, Holdings may, at any time prior to the Effective Time obtain such a prepaid “tail” policy; provided, that the terms of any such “tail” policy obtained by Holdings shall be subject to approval by Partners, which approval shall not be unreasonably withheld.

(d) If Partners or any of its respective successors or assigns (i) consolidates with or merges with or into any person and shall not be the continuing or surviving partnership or other entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Partners assume the obligations set forth in this Section 6.10.

(e) This Section 6.10 shall survive the consummation of the Liquidation and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and their respective heirs and personal representatives, and shall be binding on Partners and its successors and assigns.

Section 6.11 Benefit Plans. The parties agree to take such actions with respect to compensation and employee benefit plans, programs, arrangements and other perquisites as are set forth on Section 6.11 of the Disclosure Schedule.

Section 6.12 Notification of Certain Matters. Each of Holdings and Partners shall give prompt notice to the other of (a) any fact, event or circumstance known to it that (i) would, or is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would, or is reasonably likely to, cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein, and (b) any change in its condition (financial or otherwise) or business or any litigation or governmental complaints, investigations or hearings, in each case to the extent such change, litigation, complaints, investigations, or hearings results in, or would result in, or is reasonably likely to, be expected to result in, a Material Adverse Effect with respect to it.

Section 6.13 Rule 16b-3. Prior to the Effective Time, Holdings shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Holdings equity securities (including derivative securities) pursuant to the Liquidation by each individual who is a director or officer of Holdings GP, and Partners shall take such steps as may reasonably requested by any party hereto to cause the acquisition of Partners securities (including derivative securities) pursuant to the matters contemplated by this Agreement by each individual who is a director or officer of Partners GP, to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

Section 6.14 Acquisition Proposals.

(a) None of Holdings and its Subsidiaries shall, and they shall use their reasonable best efforts to cause their Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage the submission of, any

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Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, any Acquisition Proposal. Notwithstanding the foregoing, but subject to the limitations in Section 6.14(b), nothing contained in this Agreement shall prohibit Holdings from furnishing any information to, including information pertaining to Partners, or entering into or participating in discussions or negotiations with, any Person that makes an unsolicited written Acquisition Proposal which did not result from a breach of this Section 6.14 (a “Receiving Party”) if the Holdings Conflicts Committee determines, after consultation with, and taking into account the advice of, its outside legal advisors and financial consultants, that such Acquisition Proposal could possibly lead to a Holdings Change in Recommendation.

(b) Holdings shall not provide any Receiving Party with any non-public information or data pertaining to Partners (the “Partners Non-Public Information”) unless (i) Holdings shall have complied with all of its obligations under this Section 6.14, (ii) the Holdings Conflicts Committee determines, after consultation with, and taking into account the advice of, its outside legal advisors and financial consultants that the provision of such Partners Non-Public Information to the Receiving Party could possibly lead to a Holdings Change in Recommendation, and (iii) Holdings shall have first (A) required the Receiving Party to execute a Confidentiality Agreement, (B) furnished a copy of such Confidentiality Agreement to Partners and (C) notified Partners of the identity of such Receiving Party. Holdings shall promptly provide or make available to Partners any non-public information concerning Holdings or any of its Subsidiaries that is provided or made available to any Receiving Party pursuant to this Section 6.14 which was not previously provided or made available to Partners. Partners shall provide to Holdings and any Receiving Party that has executed a Confidentiality Agreement any Partners Non-Public Information that Holdings reasonably requests in exercising its rights under this Section 6.14. Holdings shall not provide and Partners shall not be required to provide to any Receiving Party pursuant to this Section 6.14(b) any information pertaining to Partners where Holdings knows that the provision of such information would (x) jeopardize the attorney-client privilege of the institution in possession or control of such information or (y) contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

(c) Except as otherwise provided in this Section 6.14(c), the Holdings Conflicts Committee shall not (i) (a) withdraw, modify or qualify in any manner adverse to Partners the Holdings Recommendation or (b) publicly approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Holdings Change in Recommendation”); or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow Holdings or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar contract or any tender or exchange offer providing for, with respect to, or in connection with, any Acquisition Proposal. Notwithstanding the foregoing, at any time prior to obtaining the Holdings Unitholder Approval, the Holdings Conflicts Committee may make a Holdings Change in Recommendation if it shall have concluded in good faith, after consultation with, and taking into account the advice of, its outside legal advisors and financial consultants, that the failure to make a Holdings Change in Recommendation would not be fair to or in the best interest of the holders of Holdings Common Units (other than Partners GP, Holdings GP or their respective Affiliates); provided, however, that the Holdings Conflicts Committee shall not be entitled to exercise its right to make a Holdings Change in Recommendation pursuant to this sentence unless Holdings has: (x) complied in all material respects with this Section 6.14 and (y) provided to Partners five calendar days prior written notice advising Partners that the Holdings Conflicts Committee intends to take such action and specifying the reasons therefor in reasonable detail, including, if applicable, the terms and conditions of any proposed transaction that is the basis of the proposed action. Any Holdings Change in Recommendation shall not change the approval of this Agreement or any other approval of the Holdings Conflicts Committee, including in any respect that would have the effect of causing any state (including Delaware) takeover statute or other similar statute to be applicable to the matters contemplated hereby.

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(d) Nothing contained in this Agreement shall prevent Holdings or the Holdings Conflicts Committee from taking and disclosing to the holders of Holdings Common Units a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to unitholders) or from making any legally required disclosure to unitholders. Any “stop-look-and-listen” communication by Holdings or the Holdings Conflicts Committee to the holders of Holdings Common Units pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the holders of Holdings Common Units) shall not be considered a failure to make, or a withdrawal, modification or change in any manner adverse to Partners of, all or a portion of the Holdings Recommendation.

Section 6.15 Partners GP Board Membership. Immediately following the Effective Time, the Partners GP Board shall consist of seven (7) or eight (8) members, except as otherwise provided in this Section 6.15. Prior to the mailing of the Joint Proxy Statement, the Holdings Conflicts Committee shall designate in its sole discretion three (3) individuals who must be independent to fill vacancies on the Partners GP Board as of the Effective Time. In addition, prior to the mailing of the Joint Proxy Statement, the Partners Conflicts Committee shall have the right and authority to designate one (1) additional individual who must be independent to serve as a member of the Partners GP Board as of the Effective Time; provided, that to the extent the Partners Conflicts Committee does not designate such individual prior to the mailing date of the Joint Proxy Statement, such individual may be designated at a later date by the Partners GP Board. The Chief Executive Officer of Partners GP shall also continue to serve as a member of the Partners GP Board following the Effective Time. Subject to the foregoing, Partners GP shall take such action as is necessary to cause each director designated pursuant to this Section 6.15 to be appointed to the Partners GP Board effective as of the Effective Time, to serve until the earlier of such individual’s resignation or removal or until his successor is duly elected and qualified.

Section 6.16 Restated Partners Partnership Agreement. Subject to receipt of the Partners Unitholder Approval and Holdings Unitholder Approval, on the Effective Date, Partners GP, as general partner of Partners for itself and on behalf of the limited partners of Partners, shall execute and make effective the Restated Partners Partnership Agreement.

ARTICLE VII

CONDITIONS TO EFFECTIVENESS OF THE MATTERS CONTEMPLATED BY THIS AGREEMENT

The obligations of each of the parties to cause the matters contemplated by this Agreement to become effective are conditioned upon the satisfaction at or prior to the Effective Time of each of the following:

Section 7.1 Unitholder Votes. This Agreement and the matters contemplated by this Agreement and the Restated Partners Partnership Agreement shall have been approved by the affirmative vote of the holders of a majority of the Outstanding Partners Common Units (excluding Common Units held by Partners GP and its Affiliates) at the Partners Meeting (“Partners Unitholder Approval”), and this Agreement and the matters contemplated by this Agreement, the Partners Partnership Agreement Proposal, the Contributions and the Liquidation (including the dissolution of Holdings) shall have been approved by the affirmative vote of the holders of a majority of the Outstanding Holdings Common Units at the Holdings Meeting (“Holdings Unitholder Approval”).

Section 7.2 Governmental Approvals. Any waiting period (including any extended waiting period arising as a result of a request for additional information by the Federal Trade Commission or the U.S. Department of Justice) under the HSR Act shall have expired or been terminated. All other filings required to be made prior to the Effective Time with, and all other consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from, any Regulatory Authority in connection with the execution and delivery of this Agreement and the consummation of the matters contemplated hereby by the parties hereto or their Affiliates shall have been made or obtained, except where the failure to obtain such consents, approvals, permits and authorizations would not be reasonably likely to result in a Material Adverse Effect on Partners or Holdings.

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Section 7.3 No Injunction. No order, decree or injunction of any court or agency of competent jurisdiction shall be in effect, and no Law, statute or regulation shall have been enacted or adopted, that enjoins, prohibits or makes illegal consummation of any of the matters contemplated hereby, and no action, proceeding or investigation by any Regulatory Authority with respect to the matters contemplated hereby shall be pending that seeks to restrain, enjoin, prohibit or delay the effectiveness or consummation of the matters contemplated by this Agreement or to impose any material restrictions or requirements thereon or on Partners or Holdings with respect thereto; provided, however, that prior to invoking this condition, each party shall have complied fully with its obligations under Section 6.1.

Section 7.4 Representations, Warranties and Covenants of Partners. In the case of Holdings’ obligation to cause the matters contemplated by this Agreement to become effective:

(a) each of the representations and warranties contained herein of Partners and Partners GP shall be true and correct as of the date of this Agreement and upon the Effective Date with the same effect as though all such representations and warranties had been made on the Effective Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, except where the failures to be so true and correct (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect) do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to such party;

(b) each and all of the agreements and covenants of Partners and Partners GP to be performed and complied with pursuant to this Agreement on or prior to the Effective Date shall have been duly performed and complied with in all material respects; and

(c) Holdings shall have received a certificate signed by the Chief Financial Officer of Partners GP, dated the Effective Date, to the effect set forth in Section 7.4(a) and Section 7.4(b).

Section 7.5 Representations, Warranties and Covenants of Holdings. In the case of Partners’ obligation to cause the matters contemplated by this Agreement to become effective:

(a) each of the representations and warranties contained herein of Holdings and Holdings GP shall be true and correct as of the date of this Agreement and upon the Effective Date with the same effect as though all such representations and warranties had been made on the Effective Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, except where the failures to be so true and correct (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect) do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to such party;

(b) each and all of the agreements and covenants of Holdings and Holdings GP to be performed and complied with pursuant to this Agreement on or prior to the Effective Date shall have been duly performed and complied with in all material respects; and

(c) Partners shall have received a certificate signed by the Chief Financial Officer of Holdings GP, dated the Effective Date, to the effect set forth in Section 7.5(a) and Section 7.5(b).

Section 7.6 Effective Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Regulatory Authority.

Section 7.7 Opinion of Vinson & Elkins L.L.P. or Other Counsel. In the case of Partners’ obligation to cause the matters contemplated by this Agreement to become effective, Partners shall have received an opinion from Vinson & Elkins L.L.P., counsel to the Partners Conflicts Committee, or other counsel that is reasonably acceptable to Partners, to the effect that:

(a) the adoption of the Restated Partners Partnership Agreement will not affect the limited liability of any limited partner of Partners under applicable Law;

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(b) 90% of the current gross income of Partners constitutes qualifying income within the meaning of Section 7704(d) of the Code;

(c) the matters contemplated by this Agreement will not cause Partners to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes;

(d) to the extent that it describes provisions of United States federal Tax Law, the discussion in the Registration Statement under the caption “Material U.S. Federal Income Tax Consequences,” as it relates to the holders of Partners Common Units (other than Holdings), is correct in all material respects; and

(e) no gain or loss should be recognized by existing holders of Partners Common Units as a result of the matters contemplated by this Agreement (other than gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code).

In rendering such opinions, Vinson & Elkins L.L.P. or other counsel may require and rely upon representations and covenants including those contained in certificates of officers of Partners GP and others and opinions of Delaware counsel, reasonably satisfactory in form and substance to such counsel.

Section  7.8 Opinion of Akin Gump Strauss Hauer & Feld LLP or Other Counsel. In the case of Holdings’ obligation to cause the matters contemplated by this Agreement to become effective, Holdings shall have received an opinion from Akin Gump Strauss Hauer & Feld LLP, counsel to the Holdings Conflicts Committee, or other counsel that is reasonably acceptable to Holdings, to the effect that:

(a) to the extent that it describes provisions of United States federal Tax Law, the discussion in the Registration Statement under the caption “Material U.S. Federal Income Tax Consequences—The Transformation, Contributions and Liquidation,” as it relates to the holders of Holdings Common Units, is correct in all material respects;

(b) no income or gain should be recognized by Holdings and the holders of Holdings Common Units solely as a result of the Transformation and Contributions (other than (i) any gain resulting from the sale of New Partners Units pursuant Section 3.3(e) and (ii) income and gain, if any, resulting from the assumption or payment of any liabilities of Holdings or its Subsidiaries by Partners); and

(c) no gain or loss should be recognized by the holders of Holdings Common Units to the extent Partners Common Units are received by them as a result of the Liquidation and Redistribution.

In rendering such opinion, Akin Gump Strauss Hauer & Feld LLP or other counsel may require and rely upon representations and covenants including those contained in certificates of officers of Holdings and others and opinions of Delaware counsel, reasonably satisfactory in form and substance to such counsel.

Section 7.9 NYSE Listing. The New Partners Units shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 7.10 IDR Entity Assumption Agreement. Partners, IDR LLC and IDR LP shall have entered into the IDR Entity Assumption Agreement in order to effect the assumption by Partners of the liabilities of IDR LLC and IDR LP in connection with the Distributions.

Section 7.11 Contribution Agreement. Partners, Partners GP, Holdings, Holdings GP and MGG GP Holdings shall have entered into the Contribution Agreement in order to effect the Contributions and shall have, as appropriate, adopted and entered into (a) an amendment to the Holdings Partnership Agreement as

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contemplated therein, (b) an amendment to the Holdings GP LLC Agreement as contemplated therein and (c) the amended and restated limited liability company agreements of Partners GP, Holdings GP and MGG GP Holdings as contemplated therein (with (i) the Contribution Agreement to become effective immediately following the Distributions, (ii) the amendment to the Holdings Partnership Agreement, the amendment to the Holdings GP LLC Agreement and the amended and restated limited liability company agreements of MGG GP Holdings and Partners GP to become effective as specified in the Contribution Agreement and (iii) the amended and restated limited liability company agreement of Holdings GP to become effective at the time specified therein).

Section 7.12 Plan of Liquidation. Holdings GP (for itself and on behalf of all limited partners of Holdings) and Holdings shall have executed the Plan of Liquidation in order to effect the Liquidation, including the Redistribution (with the Liquidation to become effective at the time specified in the Plan of Liquidation).

Section 7.13 Liquidation of Holdings. In the case of Partners’ obligation to cause the matters contemplated by this Agreement to become effective, Holdings shall have deposited (a) with Partners in escrow a duly executed Certificate of Cancellation of Holdings’ Certificate of Limited Partnership with authorization to file with the Secretary of State of the State of Delaware immediately after the Liquidation and (b) immediately after the Contributions, the New Partners Units with the Distribution Agent pursuant to Article III of this Agreement.

Section 7.14 Restated Partners Partnership Agreement. Partners GP, as general partner of Partners, for itself and on behalf of the limited partners, shall have executed and made effective the Restated Partners Partnership Agreement.

Section 7.15 Officer’s Certificate. The Partners Conflicts Committee shall have received an officer’s certificate from the Chief Financial Officer of Partners GP and Holdings GP, which certificate shall be in a form reasonably acceptable to the Partners Conflicts Committee and shall provide that as of the date thereof, none of Holdings, IDR LLC or IDR LP is insolvent and that following the Distributions and the Contributions, none of Holdings, IDR LLC or IDR LP will be insolvent.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated at any time prior to the Effective Time:

(a) By the mutual consent of Partners and Holdings in a written instrument.

(b) By either Partners or Holdings upon written notice to the other:

(i) if the Effective Time has not occurred on or before September 30, 2009 (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to a party whose failure to fulfill any material obligation under this Agreement or other material breach of this Agreement has been the primary cause of, or resulted in, the failure of the Effective Time having occurred on or before such date;

(ii) if any Regulatory Authority has issued a statute, rule, order, decree or regulation or taken any other action (which statute, rule, order, decree, regulation or other action the parties hereto shall have used their commercially reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the matters contemplated by this Agreement or making the matters contemplated by this Agreement illegal and such statute, rule, order, decree, regulation or other action shall have become final and nonappealable (provided that the terminating party is not then in breach of Section 6.1);

(iii) if Holdings fails to obtain Holdings Unitholder Approval at the Holdings Meeting;

(iv) if Partners fails to obtain Partners Unitholder Approval at the Partners Meeting;

(v) in the event that, prior to obtaining Holdings Unitholder Approval, a Holdings Change in Recommendation has occurred; or

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(vi) in the event that, prior to obtaining Partners Unitholder Approval, a Partners Change in Recommendation has occurred; provided, that Partners shall not be entitled to exercise its right to terminate this Agreement under this Section 8.1(b)(vi) for a period of 60 days following the date of this Agreement.

(c) By Partners, upon written notice to Holdings:

(i) if there has been a breach of or there is any inaccuracy in any of the representations or warranties of Holdings or Holdings GP set forth in this Agreement, which breach or inaccuracy has not been cured within 30 days following receipt by the breaching party of written notice of such breach from Partners, or which breach or inaccuracy, by its nature, cannot be cured prior to the Termination Date (provided, in any such case that neither Partners nor Partners GP is then in material breach of or there is any material inaccuracy in any of its representations, warranties, covenants or other agreements contained herein); provided, however, that Partners shall have no right to terminate this Agreement pursuant to this Section 8.1(c)(i) unless the breach of representation or warranty, together with all other such breaches or inaccuracies of representations or warranties, would entitle Partners or Partners GP not to consummate the matters contemplated by this Agreement under Section 7.5(a);

(ii) if there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of Holdings or Holdings GP, which breach has not been cured within 30 days following receipt by the breaching party of written notice of such breach from Partners, or which breach, by its nature, cannot be cured prior to the Termination Date (provided in any such case that neither Partners nor Partners GP is then in material breach of the representations, warranties, covenants or other agreements contained herein); provided, however, that Partners shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(ii) unless the breach of covenants or agreements, together with all other such breaches of covenants or agreements, would entitle Partners or Partners GP not to consummate the matters contemplated by this Agreement under Section 7.5(b); or

(iii) in the event that Holdings shall have materially breached Section 6.14.

(d) By Holdings, upon written notice to Partners:

(i) if there has been a breach of or there is any inaccuracy in any of the representations or warranties of Partners or Partners GP set forth in this Agreement, which breach or inaccuracy has not been cured within 30 days following receipt by the breaching party of written notice of such breach from Holdings, or which breach or inaccuracy, by its nature, cannot be cured prior to the Termination Date (provided, in any such case that neither Holdings nor Holdings GP is then in material breach of or there is a material inaccuracy in any of its representations, warranties, covenants or other agreements contained herein); provided, however, that Holdings shall have no right to terminate this Agreement pursuant to this Section 8.1(d)(i) unless the breach of representation or warranty, together with all other such breaches or inaccuracies of representations or warranties, would entitle Holdings or Holdings GP not to consummate the matters contemplated by this Agreement under Section 7.4(a); or

(ii) if there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of Partners or Partners GP, which breach has not been cured within 30 days following receipt by the breaching party of written notice of such breach from Holdings, or which breach, by its nature, cannot be cured prior to the Termination Date (provided in any such case that neither Holdings nor Holdings GP is then in material breach of the representations, warranties, covenants or other agreements contained herein); provided, however, that Holdings shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(ii) unless the breach of covenants or agreements, together with all other such breaches, covenants or agreements, would entitle Holdings or Holdings GP not to consummate the matters contemplated by this Agreement under Section 7.4(b).

Section 8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given by the terminating party to the other parties specifying the provision of this Agreement pursuant to which such termination is made, and except as provided in this

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Section 8.2, this Agreement (other than Article IX) shall forthwith become null and void after the expiration of any applicable period following such notice. In the event of such termination, there shall be no liability on the part of Partners or Holdings, except as set forth in Section 9.1 of this Agreement and except with respect to the requirement to comply with the Confidentiality Agreement; provided, that nothing herein shall relieve any party from any liability or obligation with respect to any fraud or intentional breach of this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Expenses.

(a) Partners will bear its own costs and expenses incurred in connection with this Agreement and the matters contemplated hereby and shall pay to Holdings all of Holdings’ reasonable Expenses as requested by Holdings in connection with this Agreement and the matters contemplated hereby, except as provided in Section 9.1(b) and 9.1(c).

(b) If this Agreement is terminated by (i) Partners or Holdings pursuant to Section 8.1(b)(v) or (ii) Partners pursuant to Section 8.1(c)(i), (c)(ii) or (c)(iii), then Holdings shall reimburse Partners for all Expenses incurred by Holdings and previously paid by Partners to Holdings pursuant to Section 9.1(a), shall pay any other costs and expenses incurred by it in connection with this Agreement and the matters contemplated hereby and shall pay to Partners the reasonable Expenses of Partners.

(c) If this Agreement is terminated by Partners or Holdings pursuant to Section 8.1(a), (b)(i), (b)(ii), (b)(iii) or (b)(iv), then Holdings shall reimburse Partners for all Expenses incurred by Holdings and previously paid by Partners to Holdings pursuant to Section 9.1(a) and each party shall pay its own costs and expenses incurred in connection with this Agreement and the matters contemplated hereby.

(d) Except as otherwise provided herein, any payment of Expenses pursuant to this Section 9.1 shall be made by wire transfer of immediately available funds to an account designated by Partners or Holdings, as applicable, within one Business Day after such payment becomes payable. Such Expenses shall become payable upon receipt by Partners or Holdings, as applicable, of a written invoice of such Expenses, which invoice shall be submitted by the party entitled to payment under this Article IX within five days of the date such Expenses are incurred or this Agreement is terminated pursuant to Section 8.1, as applicable. The parties acknowledge that the agreements contained in this Section 9.1 are an integral part of the matters contemplated by this Agreement, and that, without these agreements, none of the parties would enter into this Agreement.

(e) As used in this agreement, “Expenses” includes good faith estimate of all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the matters contemplated hereby, including (i) prepaid “tail” policies obtained by Partners for purposes of Section 6.10 and (ii) the preparation and filing of the Registration Statement and the printing, filing and mailing of the Joint Proxy Statement and the solicitation of unitholder approvals and all other matters related to the matters contemplated hereby; provided that in no event shall Expenses include amounts incurred by or on behalf of any party (x) following the termination of this Agreement or (y) in connection with any dispute relating directly or indirectly to this Agreement.

(f) Except with respect to Expense reimbursements payable to a party by the other under this Section 9.1 and except as provided in the proviso contained in Section 8.2, in no event will either party to this Agreement be entitled to money damages for breach of this Agreement by the other.

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Section 9.2 Waiver; Amendment. Subject to compliance with applicable Law, prior to the Effective Time, any provision of this Agreement may be (a) waived in writing by the party benefited by the provision and approved by the Partners Conflicts Committee, in the case of Partners, and by the Holdings Conflicts Committee, in the case of Holdings, and executed in the same manner as this Agreement, or (b) amended or modified at any time, whether before or after the Holdings Unitholder Approval or before or after the Partners Unitholder Approval, by an agreement in writing between the parties hereto approved by the Partners Conflicts Committee in the case of Partners and by the Holdings Conflicts Committee in the case of Holdings and executed in the same manner as this Agreement; provided that after the Holdings Unitholder Approval, no amendment shall be made that requires further Holdings Unitholder Approval, and after the Partners Unitholder Approval, no amendment shall be made that requires further Partners Unitholder Approval.

Section 9.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original.

Section 9.4 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the Laws of the State of Delaware, without regard to the conflict of law principles thereof (except to the extent that mandatory provisions of federal or Delaware Law govern).

Section 9.5 Confidentiality. Each of the parties hereto and their respective agents, attorneys and accountants will maintain the confidentiality of all information provided in connection herewith to the extent required by, and subject to the limitations of, the Confidentiality Agreement.

Section 9.6 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to Partners, to:

Magellan Midstream Partners, L.P.

Attn: General Counsel

P. O. Box 22186

Tulsa, OK 74121-2186

Fax: (918) 574-7039

With copies (which will not constitute notice) to:

Richards, Layton & Finger, P.A.

Attn: Srinivas Raju

920 N. King Street

Wilmington, DE 19801

Fax: (302) 651-7701

and

Vinson & Elkins L.L.P.

Attn: Michael J. Swidler

666 Fifth Avenue, 26th Floor

New York, NY 10103

Fax: (212) 237-0100

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If to Holdings, to:

Magellan Midstream Holdings, L.P.

Attn: General Counsel

P. O. Box 22186

Tulsa, OK 74121-2186

Fax: (918) 574-7039

With copies (which will not constitute notice) to:

Morris, Nichols, Arsht & Tunnell LLP

Attn: Frederick H. Alexander

1201 North Market Street, 18th Floor

Wilmington, DE 19899

Phone: (302) 658-9200

Fax: (302) 425-4666

and

Akin Gump Strauss Hauer & Feld LLP

Attn: Christine B. LaFollette and J. Vincent Kendrick

1111 Louisiana Street, 44th Floor

Houston, Texas 77002

Phone: (713) 220-5800

Fax: (713) 236-0822

Section 9.7 Entire Understanding; No Third Party Beneficiaries. Except for the Confidentiality Agreement, which shall remain in effect, this Agreement represents the entire understanding of the parties hereto with reference to the matters contemplated hereby and supersedes any and all other oral or written agreements heretofore made. Except as contemplated by Section 6.10, nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 9.8 Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

Section 9.9 Headings. The headings contained in this Agreement are for reference purposes only and are not part of this Agreement.

Section 9.10 Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the matters contemplated hereby shall be brought in any federal court located in the State of Delaware or the Delaware Court of Chancery, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that, to the fullest extent permitted by Law, service of process on such party as provided in Section 9.6 shall be deemed effective service of process on such party.

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Section 9.11 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE MATTERS CONTEMPLATED HEREBY.

Section 9.12 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or in the Delaware Court of Chancery, in addition to any other remedy to which they are entitled at Law or in equity.

Section 9.13 Survival. All representations, warranties, agreements and covenants contained in this Agreement shall not survive the Effective Time or the termination of this Agreement if this Agreement is terminated prior to the Effective Time; provided, however, that if the Effective Time occurs, the agreements of the parties in Sections 3.3, 3.4 and 6.10 and Article IX shall survive the Effective Time, and if this Agreement is terminated prior to the Effective Time, the agreements of the parties in Sections 6.5(b) and 8.2, and Article IX shall survive such termination.

Section 9.14 Disclosure Schedules. On or prior to the date hereof, Partners has delivered to Holdings a schedule and Holdings has delivered to Partners a schedule (each, a “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate in relation to any or all of its representations and warranties; provided, however, that (a) no such item is required to be set forth in the applicable Disclosure Schedule as an exception to a representation or warranty if its absence is not reasonably likely to result in the related representation or warranty being deemed untrue or incorrect and (b) the mere inclusion of an item in the applicable Disclosure Schedule shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on such party.

[Remainder of this page is intentionally left blank.]

Annex A-33

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

MAGELLAN MIDSTREAM PARTNERS, L.P.

By:	Magellan GP, LLC, its general partner

By:	/s/ DON R. WELLENDORF
Name:	Don R. Wellendorf
Title:	President and Chief Executive Officer

MAGELLAN GP, LLC

By:	/s/ DON R. WELLENDORF
Name:	Don R. Wellendorf
Title:	President and Chief Executive Officer

MAGELLAN MIDSTREAM HOLDINGS, L.P.

By:	Magellan Midstream Holdings GP, LLC, its general partner

By:	/s/ JOHN D. CHANDLER
Name:	John D. Chandler
Title:	Senior Vice President, Treasurer and Chief Financial Officer

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

By:	/s/ JOHN D. CHANDLER
Name:	John D. Chandler
Title:	Senior Vice President, Treasurer and Chief Financial Officer

SIGNATURE PAGE TO AGREEMENT RELATING TO SIMPLIFICATION OF CAPITAL STRUCTURE

Annex A-34

Annex A to the

Simplification Agreement

Form of Standstill Provision

Each party to such Confidentiality Agreement (a “Proposing Party”) agrees that without the prior written consent of the board of directors of Partners GP, for a period of two years from the date of the Confidentiality Agreement, it will not, and will cause each of its affiliates not to, directly or indirectly, alone or in concert with other Persons: (i) make, or in any way participate in, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) with respect to Partners Common Units, or advise or seek to influence any Person with respect to the voting of, or giving of consents with respect to, any Partners Common Units, or form, join, or in any way participate in, a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Partners Common Units, (ii) acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise: (a) any Partners Common Units, (b) any option, warrant, convertible security, unit appreciation right or other right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to the Partners Common Units or with a value derived from the Partners Common Units, whether or not such instrument or right shall be subject to settlement in Partners Common Units (a “Derivative Instrument”), (c) any short interest in the Partners Common Units whereby such Proposing Party or any of its affiliates, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from a decrease in the value of the Partners Common Units, (d) any rights to distributions on the Partners Common Units that are separated or separable from the Partners Common Units, (e) any performance-related payments based on any increase or decrease in the value of the Partners Common Units or Derivative Instruments or (f) any assets of Partners or any of its subsidiaries (other than products or services of Partners acquired in the ordinary course of business, or in connection with any bankruptcy or insolvency proceeding involving Partners or any of such subsidiaries) (except that the Proposing Party and its affiliates may acquire through brokerage, investment, asset management and trading activities in the ordinary course up to aggregate ownership of 4.99% of the outstanding Partners Common Units directly or derivatively, including through options, warrants, convertible securities, unit appreciation rights or other rights, short interests, rights to distributions, or performance related payments described in clauses (b) through (e) and shall have the right to vote such securities, in each case so long as such Proposing Party shall not have used any Confidential Information in connection therewith in violation of the Confidentiality Agreement), (iii) otherwise seek to influence or control, in any manner whatsoever, the management or policies of Partners (other than in connection with a potential acquisition of Holdings), (iv) assist, advise or otherwise encourage any other Person to do any of the foregoing, or (v) make any request to waive, terminate, or amend any portion of this provision (including this clause (v)).

ANNEX A TO THE SIMPLIFICATION AGREEMENT

Annex A-A-1

Annex B

FORM OF

FIFTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

MAGELLAN MIDSTREAM PARTNERS, L.P.

Annex B-i

Annex B-ii

Annex B-iii

Annex B-iv

FIFTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

MAGELLAN MIDSTREAM PARTNERS, L.P.

THIS FIFTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF MAGELLAN MIDSTREAM PARTNERS, L.P. dated as of                     , 2009, is entered into by and among Magellan GP, LLC, a Delaware limited liability company, as the General Partner and as the lawful agent and attorney-in-fact for the Limited Partners, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein.

WHEREAS, the Partnership, the General Partner, Holdings and Magellan Midstream Holdings GP, LLC, the general partner of Holdings, entered into that certain Agreement Relating to Simplification of Capital Structure dated as of                     , 2009 (the “Simplification Agreement”) in order to, among other things, transform the Incentive Distribution Rights and the previously existing general partner interest in the Partnership into Common Units, eliminate the General Partner’s limited call right and simplify the ownership structure of the Partnership.

NOW, THEREFORE, the General Partner, pursuant to the Special Approval and Unitholder approval of the amendments effected hereby, does hereby amend and restate the Fourth Amended and Restated Agreement of Limited Partnership of Magellan Midstream Partners, L.P. dated as of April 13, 2005 as heretofore amended (the “2005 Agreement”) to provide, in its entirety, as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Definitions.

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“2002 Agreement” means that certain Second Amended and Restated Agreement of the Limited Partnership of the Partnership dated as of September 27, 2002, as amended.

“2005 Agreement” has the meaning set forth in the recitals.

“Additional Limited Partner” means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.3 and who is shown as such on the books and records of the Partnership.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(b)(i) or 6.1(b)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of

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Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of a Common Unit or any other Partnership Security shall be the amount which such Adjusted Capital Account would be if such Common Unit or other Partnership Security were the only interest in the Partnership held by a Partner from and after the date on which such Common Unit or other Partnership Security was first issued.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.4(d)(i) or 5.4(d)(ii).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner using such reasonable method of valuation as it may adopt. The General Partner shall, in its discretion, use such method as it deems reasonable and appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

“Agreement” means this Fifth Amended and Restated Agreement of Limited Partnership of Magellan Midstream Partners, L.P., as it may be amended, supplemented or restated from time to time.

“Assignee” means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date,

(a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

(b) the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.3 in respect

Annex B-2

of any one or more of the next four Quarters; provided, however, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Board of Directors” means the Board of Directors of the General Partner (or comparable governing body of any successor to the General Partner).

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.4 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the states of New York or Oklahoma shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.4. The “Capital Account” of a Partner in respect of a Common Unit or any other Partnership Security shall be the amount which such Capital Account would be if such Common Unit or other Partnership Security were the only interest in the Partnership held by a Partner from and after the date on which such Common Unit or other Partnership Security was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement or the Contribution and Assumption Agreement.

“Carrying Value” means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ and Assignees’ Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.4(d)(i) and 5.4(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Certificate” means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 2.1, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

Annex B-3

“Citizenship Certification” means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which the respective Limited Partner Interests of such class are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined reasonably and in good faith by the General Partner.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of successor law.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees, and having the rights and obligations specified with respect to Common Units in this Agreement.

“Conflicts Committee” means a committee of the Board of Directors of the General Partner composed entirely of three or more directors who meet the independence and experience requirements as set forth most recently by the New York Stock Exchange.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.4(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution and Assumption Agreement” means that certain Contribution and Assumption Agreement, dated the even date herewith, among the General Partner, the Partnership, Holdings, Magellan Midstream Holdings GP, LLC, the general partner of Holdings, and MGG GP Holdings, LLC, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(b)(ix).

“Current Market Price” means, in respect as of any date of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. §17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

Annex B-4

“Departing Partner” means a former General Partner from and after the effective date of any removal of such former General Partner pursuant to Section 11.2.

“Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

“Director” means any member of the Board of Directors.

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligible Citizen” means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

“General Partner” means Magellan GP, LLC (formerly known as WEG GP LLC), a Delaware limited liability company, as the successor to the Predecessor General Partner, and its successors and permitted assigns as general partner of the Partnership.

“General Partner Interest” means the management interest of the General Partner in the Partnership in its capacity as a general partner (without reference to any Limited Partner Interest held by it) which includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not have any rights to ownership, profit or any rights to receive any distributions from operations or the liquidation of the Partnership.

“GP Transfer Agreement” means the Assignment, Assumption and Amendment Agreement, dated as of November 15, 2002, among the General Partner, the Predecessor General Partner, Williams Energy Services, LLC, Williams Natural Gas Liquids, Inc. and the Partnership.

“Group” means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

“Group Member” means a member of the Partnership Group.

“Holdings” means Magellan Midstream Holdings, L.P. (formerly known as WEG Acquisitions, L.P.), a Delaware limited partnership.

“Incentive Distribution Right” has the meaning assigned to such term in Section 1.1 of the 2005 Agreement.

“Indemnitee” means (a) the General Partner, (b) any Departing Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing Partner, (d) any Person who is or was a member, partner, officer, director, employee, agent or trustee of any Group Member, the General Partner or any Departing Partner or any Affiliate of any Group Member, the General Partner or any Departing Partner, and (e) any Person who is or was serving at the request of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

Annex B-5

“Limited Partner” means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner (as defined in the 2005 Agreement), each Substituted Limited Partner and each Additional Limited Partner or (b) solely for purposes of Articles V, VI, VII and IX, each Assignee.

“Limited Partner Interest” means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.3 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“Magellan OLP” means Magellan OLP, L.P. (formerly known as Williams OLP, L.P.), a Delaware limited partnership.

“Magellan Pipeline GP” means Magellan Pipeline GP, LLC, a Delaware limited liability company.

“Magellan Pipeline Terminals” means Magellan Pipeline Terminals, L.P., a Delaware limited partnership.

“Magellan Pipeline” means Magellan Pipeline Company, L.P. (formerly known as Williams Pipe Line Company, LLC), a Delaware limited partnership.

“Merger Agreement” has the meaning assigned to such term in Section 14.1.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.4(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

“Net Income” means, for any taxable year, the excess, if any, of the Partnership’s items of income and gain for such taxable year over the Partnership’s items of loss and deduction for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.4(b) and shall not include any items specially allocated under Section 6.1.

“Net Loss” means, for any taxable year, the excess, if any, of the Partnership’s items of loss and deduction for such taxable year over the Partnership’s items of income and gain for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.4(b) and shall not include any items specially allocated under Section 6.1.

Annex B-6

“New Omnibus Agreement” means that New Omnibus Agreement, dated as of June 17, 2003, among Holdings, Williams Energy Services, LLC, Williams Natural Gas Liquids, Inc., and The Williams Companies, Inc., as such agreement may be amended, supplemented or restated from time to time.

“New Services Agreement” means that New Services Agreement, dated as of June 17, 2003, among the General Partner, the Partnership and Holdings, as such agreement may be amended, supplemented or restated from time to time.

“Non-citizen Assignee” means a Person whom the General Partner has determined in its discretion does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.9.

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditures (including, without limitation, any expenditures described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Operating General Partner” means Magellan Operating GP, LLC, a Delaware limited liability company and wholly owned subsidiary of the Partnership, and any successors and permitted assigns as the general partner of Magellan OLP.

“Operating Partnerships” means Magellan OLP, Magellan Pipeline, Magellan Pipeline Terminals and such other Persons that are treated as partnerships for federal income tax purposes that are majority-owned by the Partnership and controlled by the Partnership (whether by direct or indirect ownership of the general partner of such Person or otherwise) and established or acquired for the purpose of conducting the business of the Partnership.

“Operating Partnership Agreements” means the agreement of limited partnership of any Operating Partnership that is a limited partnership, and any limited liability company agreement of any Operating Partnership that is a limited liability company that is treated as a partnership for federal income tax purposes, as such may be amended, supplemented or restated from time to time.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner in its reasonable discretion.

“Organizational Limited Partner” means Williams Energy Services, LLC in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement; provided, further, that the foregoing limitation shall not apply (i) to any

Annex B-7

Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates; or (ii) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Magellan Midstream Partners, L.P. (formerly known as Williams Energy Partners, L.P.), a Delaware limited partnership, and any successors thereto.

“Partnership Group” means the Partnership, the Operating Partnerships and any Subsidiary of any such entity, including the Operating General Partner, treated as a single consolidated entity.

“Partnership Interest” means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

“Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation, Common Units. Partnership Security shall not include the General Partner Interest.

“Percentage Interest” means as of any date of determination as to any Unitholder or Assignee holding Units, the quotient obtained by dividing (a) the number of Units held by such Unitholder or Assignee by (b) the total number of all Units then outstanding. The Percentage Interest with respect to the General Partner Interest shall at all times be zero.

“Person” means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

“Predecessor General Partner” means Williams GP LLC, in its capacity as the general partner of the Partnership prior to the transfer of the General Partner Interest to the General Partner pursuant to the GP Transfer Agreement.

“Pro Rata” means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests and (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their relative Percentage Interests.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership.

Annex B-8

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9(a).

“Removal Opinion of Counsel” means an Opinion of Counsel opining that the removal of the General Partner (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or of a limited partner or member of the Operating Partnerships or cause the Partnership or the Operating Partnerships to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such).

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(b)(i), 6.1(b)(ii), 6.1(b)(iii), 6.1(b)(vi) or 6.1(b)(viii).

“Residual Gain” or “Residual Loss” means any item of gain or loss; as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i) or 6.2(b)(ii), respectively, to eliminate Book-Tax Disparities.

“Restricted Assets” has the meaning set forth in the New Omnibus Agreement.

“Simplification Agreement” has the meaning set forth in the recitals.

“Special Approval” means approval by a majority of the members of the Conflicts Committee.

“Subordinated Unit” has the meaning assigned to such term in Section 1.1 of the 2005 Agreement.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such-Person.

Annex B-9

“Substituted Limited Partner” means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.1 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

“Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b).

“Trading Day” means, for the purpose of determining the Current Market Price of any class of Partnership Securities, a day on which the principal National Securities Exchange on which such Partnership Securities of any class are listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“transfer” has the meaning assigned to such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

“Transfer Application” means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

“Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units but shall not include the General Partner Interest.

“Unitholders” means the holders of the Common Units.

“Unit Majority” means a majority of the Outstanding Common Units.

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.4(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.4(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.4(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.4(d)).

“U.S. GAAP” means United States Generally Accepted Accounting Principles consistently applied.

“Working Capital Borrowings” means borrowings exclusively for working capital purposes made pursuant to a credit facility or other arrangement requiring all such borrowings thereunder to be reduced to a relatively small amount each year for an economically meaningful period of time.

Section 1.2. Construction.

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) the term “include” or “includes” means includes, without limitation, and “including” means including, without limitation.

Annex B-10

ARTICLE II

ORGANIZATION

Section 2.1. Formation.

The Predecessor General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

Section 2.2. Name.

The name of the Partnership shall be “Magellan Midstream Partners, L.P.” The Partnership’s business may be conducted under any other name or names deemed necessary or appropriate by the General Partner in its sole discretion, including the name of the General Partner. The words “Limited Partnership,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner in its discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3. Registered Office; Registered Agent; Principal Office; Other Offices.

Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at One Williams Center, Tulsa, Oklahoma 74172 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems necessary or appropriate. The address of the General Partner shall be One Williams Center, Tulsa Oklahoma 74172 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4. Purpose and Business.

The purpose and nature of the business to be conducted by the Partnership shall be to (a) serve as a partner of Magellan OLP and, in connection therewith, to exercise all the rights and powers conferred upon, the Partnership as a partner of Magellan OLP pursuant to the Operating Partnership Agreement of Magellan OLP or otherwise, (b) serve as the sole member of the Operating General Partner and, in connection therewith, to exercise all the rights and powers held by the Partnership as the sole member of the Operating General Partner, pursuant to the Operating Partnership Agreement of the Operating General Partner or otherwise, (c) serve as a partner of Magellan Pipeline and, in connection therewith, to exercise all the rights and powers held by the Partnership as a partner of Magellan Pipeline, pursuant to Operating Partnership Agreement of Magellan Pipeline or otherwise, (d) serve as the sole member of Magellan Pipeline GP and, in connection therewith, to exercise all the rights and powers held by the Partnership as the sole member of Magellan Pipeline GP, pursuant to the Operating Partnership Agreement of Magellan Pipeline GP or otherwise, (e) serve as the sole member of the General Partner and, in connection therewith, to exercise all the rights and powers held by the Partnership as the sole member of the General Partner, pursuant to the Operating Partnership Agreement of the General Partner or otherwise, (f) serve as a partner of Magellan Pipeline Terminals and, in connection therewith, to exercise all the rights and powers held by the Partnership as a partner of Magellan Pipeline Terminals, pursuant to the Operating Partnership Agreement of Magellan Pipeline Terminals or otherwise, (g) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that the Operating Partnerships are permitted to engage in by the Operating Partnership

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Agreements and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, (h) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other entity or arrangement to engage indirectly in, any business activity that the General Partner approves and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity and (i) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner reasonably determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. The General Partner has no obligation or duty to the Partnership, the Limited Partners or the Assignees to propose or approve, and in its discretion may decline to propose or approve, the conduct by the Partnership of any business.

Section 2.5. Powers.

The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6. Power of Attorney.

(a) Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.2, the Liquidator, (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.5; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger or consolidation of the Partnership pursuant to Article XIV; and

(ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the discretion of the General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the discretion of the General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited

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Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

(b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner’s or Assignee’s Partnership Interest and shall extend to such Limited Partner’s or Assignee’s heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

Section 2.7. Term.

The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.8. Title to Partnership Assets.

Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

Section 2.9. Certain Undertakings Relating to the Separateness of the Partnership.

(a) Separate Records. The Partnership shall maintain (i) its books and records, (ii) its accounts, and (iii) its financial statements, separate from those of any other Person, except its consolidated Subsidiaries.

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(b) Separate Assets. The Partnership shall not commingle or pool its funds or other assets with those of any other Person, except its consolidated Subsidiaries, and shall maintain its assets in a manner that is not costly or difficult to segregate, ascertain or otherwise identify as separate from those of any other Person.

(c) Separate Name. The Partnership shall (i) conduct its business in its own name, (ii) use separate stationery, invoices, and checks, (iii) correct any known misunderstanding regarding its separate identity, and (iv) generally hold itself out as a separate entity.

(d) Separate Credit. The Partnership shall not (i) pay its own liabilities from a source other than its own funds, (ii) guarantee or become obligated for the debts of any other Person, except its Subsidiaries, (iii) hold out its credit as being available to satisfy the obligations of any other Person, except its Subsidiaries, (iv) acquire obligations or debt securities of Holdings its Affiliates (other than the Partnership or its Subsidiaries), or (v) pledge its assets for the benefit of any Person or make loans or advances to any Person, except its Subsidiaries; provided that the Partnership may engage in any transaction described in clauses (ii)-(v) of this Section 2.9(d) if prior Special Approval has been obtained for such transaction and either (A) the Conflicts Committee has determined, or has obtained reasonable written assurance from a nationally recognized firm of independent public accountants or a nationally recognized investment banking or valuation firm, that the borrower or recipient of the credit extension is not then insolvent and will not be rendered insolvent as a result of such transaction or (B) in the case of transactions described in clause (iv), such transaction is completed through a public auction or a National Securities Exchange.

(e) Separate Formalities. The Partnership shall (i) observe all partnership formalities and other formalities required by its organizational documents, the laws of the jurisdiction of its formation, or other laws, rules, regulations and orders of governmental authorities exercising jurisdiction over it, (ii) engage in transactions with the General Partner and its Affiliates (other than another Group Member) in conformity with the requirements of Section 7.9, and (iii) subject to the terms of the New Omnibus Agreement and the New Services Agreement, promptly pay, from its own funds, and on a current basis, its allocable share of general and administrative expenses, capital expenditures, and costs for shared services performed by Affiliates of the General Partner (other than another Group Member). Each material contract between the Partnership or another Group Member, on the one hand, and the Affiliates of the General Partner (other than a Group Member), on the other hand, shall be in writing.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1. Limitation of Liability.

The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2. Management of Business.

No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

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Section 3.3. Outside Activities of the Limited Partners.

Subject to the provisions of Section 7.5 and Article III of the New Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

Section 3.4. Rights of Limited Partners.

(a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a limited partner in the Partnership, upon reasonable written demand and at such Limited Partner’s own expense:

(i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

(ii) promptly after becoming available, to obtain a copy of the Partnership’s federal, state and local income tax returns for each year;

(iii) to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

(iv) to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

(vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

(b) The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1. Certificates.

Upon the Partnership’s issuance of Common Units to any Person, the Partnership may issue one or more Certificates in the name of such Person evidencing the number of such Common Units being so issued. In addition, upon the request of any Person owning any other Partnership Securities other than Common Units, the

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Partnership shall issue to such Person one or more Certificates evidencing such Partnership Securities. If issued, Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership. Notwithstanding the above provisions, Common Units and any other Partnership Securities may be uncertificated.

Section 4.2. Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the Partnership, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the Partnership, delivers to the Partnership a bond, in form and substance satisfactory to the Partnership, with surety or sureties and with fixed or open penalty as the Partnership may reasonably direct, in its sole discretion, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the Partnership.

If a Limited Partner or Assignee fails to notify the Partnership within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3. Record Holders.

The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the

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one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

Section 4.4. Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which the General Partner assigns its General Partner Interest to another Person who becomes the General Partner, by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any member of the General Partner of any or all of the issued and outstanding membership interests of the General Partner.

Section 4.5. Registration and Transfer of Limited Partner Interests.

(a) The Partnership shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates, or evidence of the issuance of uncertificated Common Units, evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(b) Except as otherwise provided in Section 4.8, the Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests, or other evidence of the uncertificated Common Units, are surrendered for registration of transfer and such Certificates, or other evidence of the uncertificated Common Units, are accompanied by a Transfer Application duly executed by the transferee (or the transferee’s attorney-in-fact duly authorized in writing). No charge shall be imposed by the Partnership for such transfer; provided, that as a condition to the issuance of any new Certificate, or uncertificated issuance of Common Units under this Section 4.5, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

(c) Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(d) Until admitted as a Substituted Limited Partner pursuant to Section 10.1, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

(e) A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with

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and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

Section 4.6. Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(b), the General Partner may transfer its General Partner Interest to any Person without Unitholder approval.

(b) Notwithstanding anything herein to the contrary, no transfer by the General Partner of its General Partner Interest to another Person shall be permitted unless (i) the General Partner transfers its General Partner Interest in whole and not in part, (ii) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (iii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner or any member of the Operating Partnerships or cause the Partnership or the Operating Partnerships to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iv) the organizational documents of the owner of all the General Partner Interest provide for the establishment of a “Conflicts Committee” to approve certain matters with respect to the General Partner and the Partnership, the selection of “Independent Directors” as members of such Conflicts Committee, and the submission of certain matters to the vote of such Conflicts Committee upon similar terms and conditions as set forth in the limited liability company agreement of the General Partner, as the same exists as of the date of this Agreement so as to provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as a General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution. This Section 4.6 is not intended to restrict the ability of the General Partner to delegate authority to agents, but rather, this Section 4.6 only applies to a change in the general partner of the Partnership.

Section 4.7. Restrictions on Transfers.

(a) Except as provided in Section 4.7(c) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership or Operating Partnerships to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if a subsequent Opinion of Counsel determines that such restrictions are necessary to avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to this Agreement as the General Partner may determine to be necessary or appropriate to impose such restrictions; provided, however, that any amendment that the General Partner believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

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(c) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

Section 4.8. Citizenship Certificates; Non-citizen Assignees.

(a) If any Group Member is or becomes subject to any federal, state or local law or regulation that, in the reasonable determination of the General Partner, creates a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or Assignee, the General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.9. In addition, the General Partner may require that the status of any such Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of his Limited Partner Interests.

(b) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including without limitation the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

(c) Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee’s share of the distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

(d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.9, and upon his admission pursuant to Section 10.1, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee’s Limited Partner Interests.

Section 4.9. Redemption of Partnership Interests of Non-citizen Assignees.

(a) If at any time a Limited Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.8(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Limited Partner or Assignee as follows:

(i) The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate

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evidencing the Redeemable Interests, or other evidence of uncertificated Common Units evidencing the Redeemable Interests, and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, in the discretion of the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, or other evidence of uncertificated Common Units evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.9 shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

(c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1. Transformation of the Incentive Distribution Rights.

The Incentive Distribution Rights that existed immediately prior to the date hereof are hereby transformed into an aggregate of              Common Units. From the date hereof, the Incentive Distribution Rights shall no longer exist.

Section 5.2. Transformation of the General Partner Interest.

The 1.9826% general partner interest in the Partnership that existed immediately prior to the date hereof is hereby transformed into a non-economic interest in the Partnership and              Common Units. From the date hereof, the General Partner Interest shall only represent a non-economic management interest of the General Partner in the Partnership. Magellan GP, LLC hereby continues as general partner of the Partnership and the Partnership is continued without dissolution.

Section 5.3. Interest and Withdrawal.

No interest on Capital Contributions shall be paid by the Partnership. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions

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made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of Section  17-502(b) of the Delaware Act.

Section 5.4. Capital Accounts.

(a) The Partnership shall maintain for each Limited Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.4(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this Agreement and (y) all items of Partnership deduction and loss computed in accordance with Section 5.4(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.4, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the Operating Partnership Agreements) of all property owned by the Operating Partnerships or any other Subsidiary that is classified as a partnership for federal income tax purposes.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which has been made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset

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pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(v) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(vi) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.4(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the General Partner may adopt.

(vii) If the Partnership’s adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section 6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

(c) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property or the issuance of Partnership Interests as consideration for the provision of services, the Capital Accounts of each Limited Partner and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines) to arrive at a fair market value for individual properties.

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior

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to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.4(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such method of valuation as it may adopt.

Section 5.5. Issuances of Additional Partnership Securities.

(a) The Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as shall be established by the General Partner in its discretion, all without the approval of any Limited Partners.

(b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.5(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner in the exercise of its sole discretion, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; and (vii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative designations, preferences, rights, powers and duties of such Partnership Security.

(c) The General Partner is hereby authorized and directed to take all actions that it deems necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.5, (ii) the admission of Additional Limited Partners and (iii) all additional issuances of Partnership Securities. The General Partner is further authorized and directed to specify the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any future issuance of Partnership Securities, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any, National Securities Exchange on which the Units or other Partnership Securities are listed for trading.

(d) No fractional Units shall be issued by the Partnership.

Section 5.6. No Preemptive Right.

No Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created.

Section 5.7. Splits and Combination.

(a) Subject to Section 5.7(d), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis or stated as a number of Units are proportionately adjusted retroactive to the beginning of the Partnership.

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(b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures as it may deem appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.5(d) and this Section 5.7(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.8. Fully Paid and Non-Assessable Nature of Limited Partner Interests.

All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non assessability may be affected by Section 17-607 of the Delaware Act.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1. Allocations for Capital Account Purposes.

For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.4(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

(a) Net Income and Net Loss. After giving effect to the special allocations set forth in Section 6.1(b), Net Income and Net Loss for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income and Net Loss for such taxable year shall be allocated to the Unitholders, in accordance with their Percentage Interest.

(b) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(b), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(b) with respect to such taxable period (other than an allocation pursuant to

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Sections 6.1(b)(v) and 6.1(b)(vi)). This Section 6.1(b)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(b)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(b), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(b), other than Section 6.1(b)(i) and other than an allocation pursuant to Sections 6.1(b)(v) and 6.1(b)(vi), with respect to such taxable period. This Section 6.1(b)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(b)(i) or (ii).

(iv) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of the amount such Partner is required to restore pursuant to the provisions of this Agreement and the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(b)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(b)(iv) were not in this Agreement.

(v) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines in its good faith discretion that the Partnership’s Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vi) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(vii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

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(viii) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(ix) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(b)(ix)(A) shall only be made with respect to Required Allocations to the extent the General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(b)(ix)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner reasonably determines that such allocations are likely to be offset by subsequent Required Allocations.

(B) The General Partner shall have reasonable discretion, with respect to each taxable period, to (1) apply the provisions of Section 6.1(b)(ix)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(b)(ix)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(x) Allocations for Common Units. With respect to any taxable period of the Partnership ending upon, or after, an event that triggers an adjustment to the Carrying Value of Partnership property pursuant to Section 5.4(d) occurring after the Transformation (as defined in the Simplification Agreement), Unrealized Gains and Unrealized Losses shall be allocated to the Limited Partners so that each Unit, including each New Partners Unit (as defined in the Simplification Agreement), has the same Per Unit Capital Amount.

Section 6.2. Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

(i)(A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution;

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and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(ii)(A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.4(d)(i) or 5.4(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

(c) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall have sole discretion to (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(d) The General Partner in its discretion may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership’s common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-1(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other reasonable depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests that would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(e) Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

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(g) Each item of Partnership income, gain, loss and deduction, shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner in its sole discretion, shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation as it determines necessary or appropriate in its discretion, to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(h) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion.

Section 6.3. Distributions.

(a) Within 45 days following the end of each Quarter, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Limited Partners as of the Record Date selected by the General Partner in accordance with each Limited Partner’s Percentage Interest. Notwithstanding any provision to the contrary contained in this Agreement, the Partnership shall not make a distribution to any Partner on account of its interest in the Partnership if such distribution would violate the Delaware Act or any other applicable law.

(b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) The General Partner shall have the discretion to treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1. Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3,

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shall have full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including the Operating Partnerships); the repayment of obligations of the Partnership Group and the making of capital contributions to any member of the Partnership Group;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of Partnership cash;

(vii) the selection and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of such insurance for the benefit of the Partnership Group and the Partners as it deems necessary or appropriate;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, limited liability companies, corporations or other relationships (including the acquisition of interests in, and the contributions of property to, the Operating Partnerships from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.7);

(xiii) the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities; and

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(xiv) the undertaking of any action in connection with the Partnership’s ownership or operation of any Group Member, including exercising, on behalf and for the benefit of the Partnership, the Partnership’s rights as a partner of Magellan OLP, Magellan Pipeline and Magellan Pipeline Terminal and the sole member of the Operating General Partner, Magellan Pipeline GP and the General Partner.

(b) Notwithstanding any other provision of this Agreement, the Operating Partnership Agreements of Magellan OLP, Operating General Partner, Magellan Pipeline GP, Magellan Pipeline and Magellan Pipeline Terminal, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Operating Partnership Agreements of Magellan OLP, Operating General Partner, Magellan Pipeline GP, the General Partner, Magellan Pipeline and Magellan Pipeline Terminal, the Simplification Agreement, the Contribution and Assumption Agreement and all related documents; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement, shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

Section 7.2. Certificate of Limited Partnership.

The Predecessor General Partner has caused the Certificate of Limited Partnership and the General Partner has caused an Amendment to the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act for purposes of changing the Partnership’s name and stating the General Partner and its address. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents as may be determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3. Restrictions on General Partner’s Authority.

(a) The General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, except as otherwise provided in this Agreement, (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (iii) admitting a Person as a Partner; (iv) amending this Agreement in any manner; or (v) transferring its interest as general partner of the Partnership.

(b) Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the Partnership’s assets in a single transaction or a series of

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related transactions (including by way of merger, consolidation or other combination) or approve on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Operating Partnerships, without obtaining both the approval of holders of a Unit Majority and Special Approval; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership or Operating Partnerships and shall not apply to any forced sale of any or all of the assets of the Partnership or Operating Partnerships pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to the Operating Partnership Agreements or, except as expressly permitted by Section 7.9(d), take any action permitted to be taken by a partner or member of the Operating Partnerships, in either case, that would have a material adverse effect on the Partnership as a partner or member of the Operating Partnerships or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner.

Section 7.4. Reimbursement of the General Partner.

(a) Except as provided in this Section 7.4 and elsewhere in this Agreement or in the Operating Partnership Agreements, the General Partner shall not be compensated for its services as General Partner.

(b) The General Partner shall be reimbursed on a monthly basis, or such other reasonable basis as the General Partner may determine in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including payments made for the benefit of the Partnership to or on behalf of the Operating General Partner and including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership, any Group Member or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with operating the Partnership’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

(c) The General Partner, in its sole discretion and without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliate is obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliate of Partnership Securities purchased by the General Partner or such Affiliate from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

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Section 7.5. Outside Activities.

(a) The General Partner of the Partnership (i) agrees that its sole business will be to act as the general partner or managing member of the Partnership, MGG GP Holdings, LLC and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member of one or more Group Members or MGG GP Holdings, LLC or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted in the New Omnibus Agreement, shall not, and shall cause its Affiliates not to engage in any business having Restricted Assets.

(b) Except as specifically restricted by Section 7.5(a) and the New Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner or Assignee. Neither any Group Member, any Limited Partner nor any other Person shall have any rights by virtue of this Agreement, the Operating Partnership Agreements or the partnership relationship established hereby or thereby in any business ventures of any Indemnitee.

(c) Subject to the terms of Section 7.5(a), and Section 7.5(b) and the New Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of the General Partner’s fiduciary duty or any other obligation of any type whatsoever of the General Partner for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the General Partner and the Indemnities shall have no obligation to present business opportunities to the Partnership.

(d) The General Partner and any of its Affiliates may acquire Units or other Partnership Securities and, except as otherwise provided in this Agreement, shall be entitled to exercise all rights of the General Partner or Limited Partner, as applicable, relating to such Units or Partnership Securities.

(e) The term “Affiliates” when used in Section 7.5(a) with respect to the General Partner shall not include any Group Member or any Subsidiary of the Group Member.

(f) Anything in this Agreement to the contrary notwithstanding, to the extent that provisions of Section 7.7, 7.8, 7.9, 7.10 or other Sections of this Agreement purport or are interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partner has complied with its fiduciary duties in connection with determinations made by it under this Section 7.5.

Section 7.6. Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner.

(a) The General Partner or its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would

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be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions established in the sole discretion of the General Partner; provided, however, that the Partnership may not charge the Group Member interest at a rate less than the rate that would be charged to the Group Member (without reference to the General Partner’s financial abilities or guarantees) by unrelated lenders on comparable loans. The foregoing authority shall be exercised by the General Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.

(c) The General Partner may itself, or may enter into an agreement with any of its Affiliates to, render services to a Group Member or to the General Partner in the discharge of its duties as general partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership Group than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to the Partnership Group. The provisions of Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).

(d) The Partnership Group may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

(e) Neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(e) shall be deemed to be satisfied as to (i) the transactions effected pursuant to the Contribution and Assumption Agreement, (ii) any transaction approved by Special Approval, (iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Conflicts Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Conflicts Committee deems relevant under the circumstances.

(f) The General Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partner or its Affiliates to enter into such contracts.

Section 7.7. Indemnification.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any

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and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or (in the case of a Person other than the General Partner) not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner with respect to its obligations incurred pursuant to the Contribution and Assumption Agreement (other than obligations incurred by the General Partner on behalf of the Partnership or the Operating Partnerships). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by the Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

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(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or-in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8. Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith.

(b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnitee.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability to the Partnership, the Limited Partners, the General Partner, and the General Partner’s and any Group Member’s directors, officers and employees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9. Resolution of Conflicts of Interest.

(a) Unless otherwise expressly provided in this Agreement or the Operating Partnership Agreements, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, the Operating Partnerships, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of the Operating Partnership Agreements, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action is, or by operation of this Agreement is deemed to be, fair and reasonable to the Partnership. The General Partner shall be authorized, but not required in connection with its resolution of such conflict of interest, to seek Special Approval of such resolution; provided, however, that, without obtaining Special Approval, no Group Member shall acquire any assets or business from the General Partner or any of its Affiliates (other than another Group Member) the purchase price of which will exceed greater than 5% of the gross (undepreciated) book value of property, plant and equipment as reflected on the Partnership’s consolidated balance sheet as of the end of the calendar three-month or annual period next preceding the date of any such acquisition. Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to the Partnership if such conflict of interest or resolution is (i) approved by Special Approval (as long as the material facts known to the General Partner or any of its Affiliates regarding any proposed transaction were

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disclosed to the Conflicts Committee at the time it gave its approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner may also adopt a resolution or course of action that has not received Special Approval. The General Partner (including the Conflicts Committee in connection with any Special Approval) shall be authorized in connection with its determination of what is “fair and reasonable” to the Partnership and in connection with its resolution of any conflict of interest to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the General Partner (including the Conflicts Committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the General Partner (including the Conflicts Committee) to consider the interests of any Person other than the Partnership. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner with respect to such matter shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or, to the extent permitted by law, under the Delaware Act or any other law, rule or regulation.

(b) Whenever this Agreement or any other agreement contemplated hereby provides that the General Partner or any of its Affiliates is permitted or required to make a decision (i) in its “sole discretion” or “discretion,” that it deems “necessary or appropriate” or “necessary or advisable” or under a grant of similar authority or latitude, except as otherwise provided herein, the General Partner or such Affiliate shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership, the Operating Partnerships, any Limited Partner or any Assignee, (ii) it may make such decision in its sole discretion (regardless of whether there is a reference to “sole discretion” or “discretion”) unless another express standard is provided for, or (iii) in “good faith” or under another express standard, the General Partner or such Affiliate shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, the Operating Partnership Agreements, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. In addition, any actions taken by the General Partner or such Affiliate consistent with the standards of “reasonable discretion” set forth in the definitions of Available Cash shall not constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners. The General Partner shall have no duty, express or implied, to sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business.

(c) Whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be “fair and reasonable” to any Person, the fair and reasonable nature of such transaction, arrangement or resolution shall be considered in the context of all similar or related transactions.

(d) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

Section 7.10. Other Matters Concerning the General Partner.

(a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

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(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

(d) Any standard of care and duty imposed by this Agreement or under the Delaware Act or any applicable law, rule or regulation shall be modified, waived or limited to the extent permitted by law, as required to permit the General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement, so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership.

Section 7.11. Purchase or Sale of Partnership Securities.

The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

Section 7.12. Reliance by Third Parties.

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of the Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1. Records and Accounting.

The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to

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provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2. Fiscal Year.

The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3. Reports.

(a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or furnished to each Record Holder of a Unit as of a date selected by the General Partner in its discretion, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

(b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or furnished to each Record Holder of a Unit, as of a date selected by the General Partner in its discretion, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed for trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1. Tax Returns and Information.

The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2. Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are traded during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

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(b) The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

(c) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3. Tax Controversies.

Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4. Withholding.

Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may at the discretion of the General Partner be treated by the Partnership as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1. Admission of Substituted Limited Partner.

By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person. Such Assignee shall become a Substituted Limited Partner (x) at such time as the General Partner consents thereto, which consent may be given or withheld in the General Partner’s discretion, and (y) when any such admission is shown on the books and records of the Partnership. If such consent is withheld, such transferee shall be an Assignee. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.

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Section 10.2. Admission of Successor General Partner.

A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6; provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3. Admission of Additional Limited Partners.

(a) A Person (other than the General Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner (i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and (ii) such other documents or instruments as may be required in the discretion of the General Partner to effect such Person’s admission as an Additional Limited Partner.

(b) Notwithstanding anything to the contrary in this Section 10.3, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent may be given or withheld in the General Partner’s discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

Section 10.4. Amendment of Agreement and Certificate of Limited Partnership.

To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1. No Withdrawal by the General Partner.

(a) Except in the event the General Partner has transferred all of its General Partner Interest in accordance with Section 4.6, the General Partner may not withdraw as general partner of the Partnership for any reason whatsoever. Any attempt of withdrawal by the General Partner shall, to the fullest extent permitted by law, be null and void. The General Partner may only be removed pursuant to Section 11.2.

(b) Notwithstanding Section 11.1(a), if the General Partner withdraws as general partner of the Partnership in violation of this Agreement pursuant to Section 17-602 of the Delaware Act:

(i) The withdrawing General Partner shall give 90 days prior notice of such withdrawal to the Limited Partners.

(ii) The successor General Partner shall be elected by a plurality of the votes of the Limited Partners cast at a special meeting or an annual meeting where a quorum is present.

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(iii) A successor General Partner elected pursuant to Section 11.1(b)(ii) shall be admitted to the Partnership as the General Partner, effective as of the date immediately prior to the withdrawal of the predecessor General Partner; provided, however, that no such successor shall be admitted to the Partnership until such successor has executed and delivered this Agreement and such other documents or instruments as may be required to effect such admission. Any such successor is hereby authorized to and shall, subject to the terms hereof, carry on the business of the Partnership without dissolution.

(iv) The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, as the case may be, of the other Group Members of which the General Partner is a general partner or a managing member.

(v) Upon the withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1(b)(ii), the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership.

Section 11.2. Removal of the General Partner.

The General Partner may be removed if such removal is approved by the Unitholders holding at least 100% of the Outstanding Units (including Units held by the General Partner and its Affiliates). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding at least 100% of the Outstanding Units (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, as the case may be, of the other Group Members of which the General Partner is a general partner or a managing member. The Person so elected as a successor General Partner in accordance with the terms of this Section 11.2 shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, as the case may be, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received a Removal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3. Withdrawal of Limited Partners.

No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1. Dissolution.

The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) the General Partner withdraws as general partner as provided in Section 11.1(b), unless a successor is elected as provided in Section 11.1(b)(ii) and such successor is admitted to the Partnership pursuant to Section 10.2;

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(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority and, if the General Partner is then an Affiliate of The Williams Companies, Inc., a Delaware corporation, after obtaining Special Approval;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) the sale of all or substantially all of the assets and properties of the Partnership Group.

Section 12.2. Continuation of the Business of the Partnership After Dissolution.

Upon dissolution of the Partnership following the withdrawal or removal of the General Partner as provided in Section 11.1(b) or 11.2 and the failure of the Partners to select a successor to such Departing Partner pursuant to Sections 11.1 or 11.2, then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor general partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the reconstituted Partnership shall continue unless earlier dissolved in accordance with this Article XII; and

(ii) all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor general partner may for this purpose exercise the powers of attorney granted the General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor the Operating Partnerships would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue.

Section 12.3. Liquidator.

Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of a Unit Majority. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a Unit Majority. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a Unit Majority. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership as provided for herein.

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Section 12.4. Liquidation.

The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:

(a) Disposition of Assets. The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may, in its absolute discretion, defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may, in its absolute discretion, distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Discharge of Liabilities. Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) Liquidation Distributions. All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

Section 12.5. Cancellation of Certificate of Limited Partnership.

Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6. Return of Contributions.

The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7. Waiver of Partition.

To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

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Section 12.8. Capital Account Restoration.

No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership.

Section 12.9. Certain Prohibited Acts

Without obtaining Special Approval, the General Partner shall not take any action to cause the Partnership to (i) make or consent to a general assignment for the benefit of the Partnership’s creditors; (ii) file or consent to the filing of any bankruptcy, insolvency or reorganization petition for relief under the United States Bankruptcy Code naming the Partnership or otherwise seek, with respect to the Partnership, relief from debts or protection from creditors generally; (iii) file or consent to the filing of a petition or answer seeking for the Partnership a liquidation, dissolution, arrangement or similar relief under any law; (iv) file an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Partnership in a proceeding of the type described in clauses (i) – (iii) of this Section 12.9; (v) seek, consent to or acquiesce in the appointment of a receiver, liquidator, conservator, assignee, trustee, sequestrator, custodian or any similar official for the Partnership or for all or any substantial portion of its properties; (vi) sell all or substantially all of its assets, except in accordance with Section 7.3(b); (vii) dissolve or liquidate, except in accordance with Article XII; or (viii) merge or consolidate, except in accordance with Article XIV.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1. Amendment to be Adopted Solely by the General Partner.

Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Partnership and the Operating Partnerships will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

(d) a change that, in the discretion of the General Partner, (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Limited Partner Interests (including the division of any class or classes of Outstanding Limited Partner Interests into different classes to facilitate uniformity of tax consequences within such classes of Limited Partner Interests) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are or will be listed for trading, compliance with any of which the General Partner determines in its discretion to be in the best interests of the Partnership and the Limited Partners, (iii) is necessary or advisable in connection with action taken by the General Partner pursuant to Section 5.7 or (iv) is required to effect the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

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(e) a change in the fiscal year or taxable year of the Partnership and any changes that, in the discretion of the General Partner, are necessary or advisable as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.5;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that, in the discretion of the General Partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k) a merger or conveyance pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2. Amendment Procedures.

Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by or with the consent of the General Partner which consent may be given or withheld in its sole discretion. A proposed amendment shall be effective upon its approval by the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

Section 13.3. Amendment Requirements.

(a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

(b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may

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be given or withheld in its sole discretion, (iii) change Section 12.1(b), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(b), give any Person the right to dissolve the Partnership.

(c) Except as provided in Section 14.3, and except as otherwise provided, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Partners or Assignees as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Common Units and Subordinated Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

(e) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment of (i) the definitions of “Conflicts Committee,” (ii) Section 2.9, (iii) Section 4.6, (iv) Section 7.3(b), (v) Section 7.9(a), (vi) Section 12.1(b); (vii) Section 12.9; (viii) Section 14.2, or (ix) any other provision of this Agreement requiring that Special Approval be obtained as a condition to any action, shall be effective without first obtaining Special Approval.

(f) Except as provided in Section 13.1, this Section 13.3 shall be amended only with the approval of the holders of at least 90% of the Outstanding Units and, in the case of Section 13.3(e), only after obtaining Special Approval.

Section 13.4. Meetings.

(a) All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII.

(b) Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Limited Partner Interests of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing, agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A special meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote at any special meeting for the election of directors to the Board of Directors of the General Partner or on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

(c)(i) An annual meeting of the Limited Partners for the election of directors to the Board of Directors of the General Partner and such other matters as the Board of Directors shall submit to a vote of the Limited Partners shall be held on the second Wednesday in May of each year if a Business Day, and if not a Business Day, then on the next Business Day following, at 10 a.m., or at such other date and time as may be fixed from time to time by the General Partner at such place within or without the State of Delaware as may be fixed from time to time by the General Partner and all as stated in the notice of the meeting. Notice of the annual meeting shall be given in accordance with Section 13.5 not less than 10 days nor more than 60 days prior to the date of such meeting.

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(ii) The Limited Partners entitled to vote at the annual meeting shall vote together as a single class. The Limited Partners entitled to vote shall elect by a plurality of the votes cast at such meeting persons to serve on the Board of Directors of the General Partner who are nominated in accordance with the provisions of this Section 13.4(c). The exercise by a Limited Partner of the right to elect the Directors and any other rights afforded to such Limited Partner under this Section 13.4(c) shall be in such Limited Partner’s capacity as a limited partner of the Partnership and shall not cause a Limited Partner to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize such Limited Partner’s limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

(iii) Each Limited Partner entitled to vote shall be entitled to one vote for each Outstanding Unit that is registered in the name of such Limited Partner on the Record Date for such meeting; provided, however, that the General Partner and its Affiliates shall not be entitled to vote Units representing, in the aggregate, more than 20% of the total number of Outstanding Units that are entitled to vote at the annual meeting and any such Units that are not entitled to be voted pursuant to this provision shall not be deemed to be Outstanding for purposes of determining a quorum under Section 13.9; provided further, however, that each Outstanding Subordinated Unit shall count as 0.5 of a Unit and have 0.5 of a vote for the purposes of this Section 13.4(c) and shall count as 0.5 of a Unit for the purposes of determining a quorum under Section 13.9; provided further, however, that if the General Partner or its Affiliates have pledged any of the Subordinated Units as collateral to secure indebtedness and such collateral is transferred to the holders of such indebtedness as a result of a default with respect to such indebtedness, then the immediately preceding proviso shall be deemed automatically to be of no further force and effect and each Outstanding Subordinated Unit shall again count as one Unit and have one vote for the purposes of this Section 13.4(c) and be counted as one Unit for the purposes of determining a quorum.

(iv) The number of Directors that shall constitute the whole Board of Directors of the General Partner shall not be less than seven and not more than nine as shall be established from time to time by a resolution adopted by a majority of the Directors, provided that no decrease shall shorten the term of any incumbent Director. The Directors shall be classified with respect to their terms of office by dividing them into three (3) classes established pursuant to the limited liability company agreement of the General Partner, each class to be as nearly equal in number as possible. At each annual meeting of the Limited Partners, Directors to replace those whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting.

(v) Each Director shall hold office for the term for which such Director is elected and thereafter until such Director’s successor shall have been duly elected and qualified, or until such Director’s earlier death, resignation or removal. Any vacancies may be filled, until the next annual meeting at which the term of such class expires, by a majority of the remaining Directors then in office. A Director may be removed only for cause and only upon a vote of the majority of the remaining Directors then in office.

(vi) Nominations of persons for election to the Board of Directors of the General Partner may be made at an annual meeting only (A) by or at the direction of the General Partner or the Board of Directors of the General Partner, or (B) by any Limited Partner who was a Record Holder of Outstanding Units at the time of giving notice provided for in this Agreement, who is entitled to vote at the meeting and who complies with the notice procedures set forth below; provided, however, that such nominations shall be subject to the requirement that the Board of Directors of the General Partner have and maintain at least three Directors meeting the independence and experience requirements as set forth most recently by any National Securities Exchange on which any Units or other Partnership Securities are listed or quoted. For nominations by a Limited Partner pursuant to clause (B) above, the Limited Partner must have given timely notice thereof in writing to the General Partner. To be timely, a Limited Partner’s notice shall be delivered to the General Partner at the principal executive offices of the General Partner not later than the close of business on the 120th calendar day, nor earlier than the

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close of business on the 135th calendar day, prior to the first anniversary of the preceding year’s annual meeting. The adjournment of an annual meeting shall not commence a new time period for the giving of a Limited Partner’s notice as described above. Such Limited Partner’s notice shall set forth (Y) as to each person whom the Limited Partner proposes to nominate for election or reelection as a Director all information relating to such person that is required to be disclosed in solicitations of proxies for the election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); and (Z) as to the Limited Partner giving the notice (1) the name and address of such Limited Partner, and (2) the class and number of Units which are owned by such Limited Partner. Other than as provided in Section 13.4(c)(v), only such persons who are nominated in accordance with the procedures set forth in this provision shall be eligible to serve as Directors. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth above and to declare that such defective nomination shall be disregarded.

(vii) Notwithstanding any other provision of this Section 13.4(c), the General Partner and the members of the General Partner are authorized, and shall use their commercially reasonable best efforts, to take such action (including, without limitation, the removal and appointment of Directors) as shall be necessary or appropriate to cause, by April 7, 2003, a majority of the Board of Directors of the General Partner to consist of individuals other than individuals who are officers, directors, employees or agents of the General Partner or The Williams Companies, Inc. and thereafter to cause the composition of the Board of Directors of the General Partner to be so maintained; provided, however, that this provision shall not preclude the election of individuals who are Directors of the General Partner and who are not otherwise affiliated with the General Partner or The Williams Companies, Inc.; provided further, however, that this provision shall be in addition to and, in the case of a conflict, subject to the compliance with any rule or listing standard of a National Securities Exchange on which any Units or other Partnership Securities are listed or quoted.

(viii) This Section 13.4(c) shall not be deemed in any way to limit or impair the ability of the Board of Directors of the General Partner to adopt a “poison pill” or unitholder or other similar rights plan with respect to the Partnership, whether such poison pill or plan contains “dead hand” provisions, “no hand” provisions or other provisions relating to the redemption of the poison pill or plan, in each case as such terms are used under Delaware common law.

(ix) The General Partner shall use its commercially reasonable best efforts to take such action as shall be necessary or appropriate to give effect to and implement the provisions of this Section 13.4(c), including, without limitation, amending the limited liability company agreement of the General Partner.

(x) Except as set forth in Section 13.4(c)(iii) and Section 13.4(c)(xi), this Section 13.4(c) may not be amended except upon the prior approval of Limited Partners that hold two-thirds of the Outstanding Units.

(xi) Notwithstanding the foregoing provisions of this Section 13.4(c), if any of the Membership Interests (as defined in the General Partner’s limited liability company agreement) of the General Partner have been pledged as collateral to secure indebtedness and such collateral is transferred to the holders of such indebtedness as a result of a default with respect to such indebtedness, the provisions of this Section 13.4(c) shall be of no further force and effect and Section 13.4 shall be deemed automatically to read in its entirety as previously written in the 2002 Agreement in effect immediately prior to the effectiveness of the amendments to this Section 13.4 set forth in Amendment No. 2 to the 2002 Agreement, dated as of November 15, 2002, provided that this Section 13.4(c)(xi) shall not affect the applicability or enforceability of any other amendments to Section 13.4 that may be adopted after the date of such Amendment.

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(xii) If the General Partner delegates to an existing or newly formed wholly-owned subsidiary the power and authority to manage and control the business and affairs of the Partnership Group, the foregoing provisions of this Section 13.4(c) shall be applicable with respect to the board of directors or other governing body of such subsidiary.

Section 13.5. Notice of a Meeting.

Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Limited Partner Interests for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 15.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6. Record Date.

For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals.

Section 13.7. Adjournment.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8. Waiver of Notice; Approval of Meeting; Approval of Minutes.

The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present, either in person or by proxy, and if, either before or after the meeting, Limited Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner does not approve, at the beginning of the meeting, of the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9. Quorum.

The holders of a majority of the Outstanding Limited Partner Interests of the class or classes for which a meeting has been called (including Limited Partner Interests deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Limited Partner Interests, in which case the quorum shall be such greater percentage. At any meeting of the Limited

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Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Limited Partner Interests that in the aggregate represent a majority of the Outstanding Limited Partner Interests entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Limited Partner Interests that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Limited Partner Interests specified in this Agreement (including Limited Partner Interests deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Limited Partner Interests entitled to vote at such meeting (including Limited Partner Interests deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10. Conduct of a Meeting.

The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11. Action Without a Meeting.

If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Limited Partner Interests (including Limited Partner Interests deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Limited Partner Interests held by the Limited Partners the Partnership shall be deemed to have failed to receive a ballot for the Limited Partner Interests that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to

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be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii)  are otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12. Voting and Other Rights.

(a) Only those Record Holders of the Limited Partner Interests on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Limited Partner Interests have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Limited Partner Interests shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Limited Partner Interests.

(b) With respect to Limited Partner Interests that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Limited Partner Interests are registered, such other Person shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, and unless the arrangement between such Persons provides otherwise, vote such Limited Partner Interests in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER

Section 14.1. Authority.

The Partnership may merge or consolidate with one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.

Section 14.2. Procedure for Merger or Consolidation.

Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior approval of the General Partner, including Special Approval from the Conflicts Committee. If the General Partner shall determine, in the exercise of its discretion, to consent to the merger or consolidation and if Special Approval has been obtained, the General Partner shall approve the Merger Agreement, which shall set forth:

(a) The names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(b) The name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(c) The terms and conditions of the proposed merger or consolidation;

(d) The manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash,

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property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(e) A statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, operating agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(f) The effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

(g) Such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the General Partner.

Section 14.3. Approval by Limited Partners of Merger or Consolidation.

(a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Limited Partner Interests or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

(c) Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, in its discretion, without Limited Partner approval, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such Merger other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any partner or member of the Operating Partnerships or cause the Partnership or the Operating Partnerships to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

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Section 14.4. Certificate of Merger.

Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5. Effect of Merger.

(a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV

GENERAL PROVISIONS

Section 15.1. Addresses and Notices.

Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 15.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

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Section 15.2. Further Action.

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 15.3. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 15.4. Integration.

This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 15.5. Creditors.

None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 15.6. Waiver.

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 15.7. Counterparts.

This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

Section 15.8. Applicable Law.

This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 15.9. Invalidity of Provisions.

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 15.10. Consent of Partners.

Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

[Rest of Page Intentionally Left Blank]

Annex B-54

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above:

GENERAL PARTNER:
Magellan GP, LLC
By:
Name:	Don R. Wellendorf
Title:	CEO & President
LIMITED PARTNERS:
All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner.
Magellan GP, LLC
By:
Name:	Don R. Wellendorf
Title:	CEO & President

SIGNATURE PAGE TO

FIFTH AMENDED AND RESTATED AGREEMENT OF

LIMITED PARTNERSHIP OF MAGELLAN MIDSTREAM PARTNERS, L.P.

Annex B-55

EXHIBIT A

to the Fifth Amended and

Restated Agreement of Limited Partnership of

Magellan Midstream Partners, L.P.

Certificate Evidencing Common Units

Representing Limited Partner Interests in

Magellan Midstream Partners, L.P.

No.	Common Units

In accordance with Section 4.1 of the Fifth Amended and Restated Agreement of Limited Partnership of Magellan Midstream Partners, L.P., as amended, supplemented or restated from time to time (the “Partnership Agreement”), Magellan Midstream Partners, L.P., a Delaware limited partnership (the “Partnership”), hereby certifies that (the “Holder”) is the registered owner of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at One Williams Center, Tulsa, Oklahoma 74172. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

This Certificate shall not be valid far any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:	Magellan Midstream Partners, L.P.

Countersigned and Registered by:	By:	Magellan GP, LLC, its General Partner

By:
as Transfer Agent and Registrar	Name:

By:	By:
Authorized Signature		Secretary

Annex B-A-1

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM -	as tenants in common	UNIF GIFT/TRANSFERS MIN ACT
TEN ENT -	as tenants by the entireties	Custodian
(Cust) (Minor)
JT TEN -	as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS

in

MAGELLAN MIDSTREAM PARTNERS, L.P.

IMPORTANT NOTICE REGARDING INVESTOR RESPONSIBILITIES

DUE TO TAX SHELTER STATUS OF MAGELLAN MIDSTREAM PARTNERS, L.P.

You have acquired an interest in Magellan Midstream Partners, L.P., One Williams Center, Tulsa, Oklahoma 74172, whose taxpayer identification number is 73-1599053. The Internal Revenue Service has issued Magellan Midstream Partners, L.P. the following tax shelter registration number:

YOU MUST REPORT THIS REGISTRATION NUMBER TO THE INTERNAL REVENUE SERVICE IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN MAGELLAN MIDSTREAM PARTNERS, L.P.

You must report the registration number as well as the name and taxpayer identification number of Magellan Midstream Partners, L.P. on Form 8271. FORM 8271 MUST BE ATTACHED TO THE RETURN ON WHICH YOU CLAIM THE DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN MAGELLAN MIDSTREAM PARTNERS, L.P.

If you transfer your interest in Magellan Midstream Partners, L.P. to another person, you are required by the Internal Revenue Service to keep a list containing (a) that person’s name, address and taxpayer identification number, (b) the date on which you transferred the interest and (c) the name, address and tax shelter registration number of Magellan Midstream Partners, L.P. If you do not want to keep such a list, you must (1) send the information specified above to the Partnership, which will keep the list for this tax shelter, and (2) give a copy of this notice to the person to whom you transfer your interest. Your failure to comply with any of the above-described responsibilities could result in the imposition of a penalty under Section 6707(b) or 6708(a) of the Internal Revenue Code of 1986, as amended, unless such failure is shown to be due to reasonable cause.

Annex B-A-2

ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE INTERNAL REVENUE SERVICE.

FOR VALUE RECEIVED, hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of Assignee)	(Please insert Social Security or other identifying number of Assignee)

                     Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint                      as its attorney-in-fact with full power of substitution to transfer the same on the books of Magellan Midstream Partners, L.P.

Date:	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

SIGNATURE(S) MUST BE GUARANTEED BY A MEMBER FIRM OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. OR BY A COMMERCIAL BANK		(Signature)
OR TRUST COMPANY SIGNATURE(S) GUARANTEED		(Signature)

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

Annex B-A-3

APPLICATION FOR TRANSFER OF COMMON UNITS

The undersigned (“Assignee”) hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Fifth Amended and Restated Agreement of Limited Partnership of Magellan Midstream Partners, L.P. (the “Partnership”), as amended, supplemented or restated to the date hereof (the “Partnership Agreement”), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee’s attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee’s admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:

Social Security or other identifying number of Assignee	Signature of Assignee

Purchase Price including commissions, if any	Name and Address of Assignee

Type of Entity (check one):

☐ Individual	☐ Partnership	☐ Corporation

☐ Trust	☐ Other (specify)

Nationality (check one):

☐ U.S. Citizen, Resident or Domestic Entity

☐ Foreign Corporation	☐ Non-resident Alien

If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder’s interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Annex B-A-4

Complete Either A or B:

A.	Individual Interestholder

1.	I am not a non-resident alien for purposes of U.S. income taxation.

2.	My U.S. taxpayer identification number (Social Security Number) is .

3.	My home address is .

B.	Partnership, Corporation or Other Interestholder

1.	is not a foreign corporation, foreign partnership, foreign trust (Name of Interestholder) or foreign estate (as those terms are defined in the Code and Treasury Regulations).

2.	The interestholder’s U.S. employer identification number is .

3.	The interestholder’s office address and place of incorporation (if applicable) is .

The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Interestholder

Signature and Date

Title (if applicable)

Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee’s knowledge.

Annex B-A-5

Annex C

FORM OF

CONTRIBUTION AND ASSUMPTION AGREEMENT

THIS CONTRIBUTION AND ASSUMPTION AGREEMENT (this “Agreement”) is entered into as of             , 2009, by and among Magellan Midstream Partners, L.P., a Delaware limited partnership (“Partners”), Magellan GP, LLC, a Delaware limited liability company and the general partner of Partners (“Partners GP”), Magellan Midstream Holdings, L.P., a Delaware limited partnership (“Holdings”), Magellan Midstream Holdings GP, LLC, a Delaware limited liability company and the general partner of Holdings (“Holdings GP”), and MGG GP Holdings, LLC, a Delaware limited liability company and the sole member of Holdings GP (“MGG GP Holdings”). Each of the foregoing shall be referred to individually as a “Party” and collectively as the “Parties.” Certain capitalized terms used but not defined herein have the meanings assigned to them in the Simplification Agreement (as defined below).

RECITALS

WHEREAS, Partners, Partners GP, Holdings and Holdings GP have entered into that certain Agreement Relating to Simplification of Capital Structure dated as of March 3, 2009 (the “Simplification Agreement”) pursuant to which, among other items, (i) Partners will simplify its capital structure by an amendment of the Partners Partnership Agreement which transforms (a) the Partners General Partner Interest into Partners Common Units and a non-economic general partner interest in Partners and (b) the IDRs held by IDR LP, representing 100% of the IDRs, into Partners Common Units (together, the “Transformation”) and (ii) two days following the Contributions and the Assumption as provided in this Agreement, Holdings will dissolve and wind up its affairs, and the holders of Holdings Common Units will receive a liquidating distribution of Partners Common Units;

WHEREAS, Holdings owns a 100% limited liability company interest in MGG GP Holdings (the “MGG GP Holdings Membership Interest”);

WHEREAS, MGG GP Holdings owns a 100% limited liability company interest in Holdings GP;

WHEREAS, Holdings owns a 100% limited liability company interest in Partners GP (the “Partners GP Membership Interest”);

WHEREAS, on the date of this Agreement and pursuant to the Simplification Agreement and the Restated Partners Partnership Agreement: (i) the Transformation was consummated, (ii) Partners GP caused IDR LP to distribute all of its Partners Common Units to Partners GP and IDR LLC, (iii) Partners GP caused IDR LLC to distribute all of its Partners Common Units to Partners GP and (iv) Partners GP distributed all of its Partners Common Units to Holdings;

WHEREAS, Holdings desires to contribute the MGG GP Holdings Membership Interest to Partners GP and cease to be a member of MGG GP Holdings, upon the terms and subject to the conditions set forth in this Agreement and the Simplification Agreement;

WHEREAS, simultaneous with the contribution by Holdings of the MGG GP Holdings Membership Interest to Partners GP, Partners GP desires to be admitted to MGG GP Holdings as the sole member of MGG GP Holdings;

WHEREAS, following the admission of Partners GP to MGG GP Holdings as the sole member of MGG GP Holdings, and the liquidation and subsequent termination of existence of Holdings and the Holdings Partnership Agreement, Partners GP desires to (i) amend and restate the MGG GP Holdings LLC Agreement to reflect the admission of Partners GP as the sole member of MGG GP Holdings and (ii) cause MGG GP Holdings to amend and restate the Holdings GP LLC Agreement to reflect, among other items, the elimination of the rights of the holders of Holdings Common Units to elect directors to the Holdings GP Board;

Annex C-1

WHEREAS, following the admission of Partners GP to MGG GP Holdings as the sole member of MGG GP Holdings, Holdings desires to (i) contribute the Partners GP Membership Interest to Partners and cease to be a member of Partners GP and (ii) contribute all cash and other remaining assets held by Holdings (other than the New Partners Units) to Partners, upon the terms and subject to the conditions set forth in this Agreement and the Simplification Agreement;

WHEREAS, simultaneous with such contributions by Holdings to Partners, Partners desires to be admitted to Partners GP as the sole member of Partners GP;

WHEREAS, following the admission of Partners to Partners GP as the sole member of Partners GP, Partners desires to amend and restate the Partners GP LLC Agreement to reflect, among other items, the admission of Partners as the sole member of Partners GP;

WHEREAS, in connection with the Contributions and in order to facilitate the Liquidation and Redistribution contemplated by the Simplification Agreement, Partners desires to assume all liabilities and satisfy all debts and obligations of Holdings;

WHEREAS, in order to permit and facilitate the Assumption (as defined below), prior to the Contributions, (i) Holdings GP desires to adopt an amendment to the Holdings Partnership Agreement and (ii) MGG GP Holdings desires to adopt an amendment to the Holdings GP LLC Agreement;

WHEREAS, the Partners Conflicts Committee has approved this Agreement and the matters contemplated hereby, including the Contributions and the Assumption, which approval shall constitute “Special Approval” for the purposes of the Partners Partnership Agreement; and

WHEREAS, the Holdings Conflicts Committee has approved this Agreement and the matters contemplated hereby, including the Contributions and the Assumption, which approval shall constitute “Special Approval” for the purposes of the Holdings Partnership Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of their mutual undertakings and agreements hereunder, the Parties undertake and agree, effective immediately following the Distributions, as follows:

ARTICLE I

CONTRIBUTIONS AND ASSUMPTION

1.1 Amendment of Holdings Partnership Agreement. Pursuant to Section 13.1 of the Holdings Partnership Agreement, Holdings GP hereby authorizes and adopts Amendment No. 3 to the Holdings Partnership Agreement in the form attached hereto as Exhibit A.

1.2 Amendment of Holdings GP LLC Agreement. Pursuant to Section 7.09(c)(ii) of the Holdings GP LLC Agreement, the Holdings Conflicts Committee has provided Special Approval with respect to, and pursuant to Section 13.05 of the Holdings GP LLC Agreement, MGG GP Holdings hereby authorizes and adopts, Amendment No. 1 to the Holdings GP LLC Agreement in the form attached hereto as Exhibit B.

1.3 Contribution of MGG GP Holdings Membership Interest to Partners GP. Holdings hereby contributes and assigns the MGG GP Holdings Membership Interest to Partners GP, and Partners GP hereby accepts such MGG GP Holdings Membership Interest as a contribution to the capital of Partners GP (the “MGG GP Holdings Contribution”). Notwithstanding any provision in the MGG GP Holdings LLC Agreement or the Delaware LLC Act, Holdings shall remain a member of MGG GP Holdings until Holdings ceases to be a member thereof pursuant to Section 1.4 hereof.

Annex C-2

1.4 Admission of Partners GP as Sole Member of MGG GP Holdings; Continuation of MGG GP Holdings. Notwithstanding any provision in the MGG GP Holdings LLC Agreement, Partners GP agrees that it is bound by the MGG GP Holdings LLC Agreement, and Partners GP is hereby admitted to MGG GP Holdings as the sole member of MGG GP Holdings simultaneously with the consummation of the MGG GP Holdings Contribution. Immediately thereafter, Holdings shall and does hereby cease to be a member of MGG GP Holdings and shall thereupon cease to have or exercise any right or power as a member of MGG GP Holdings. The Parties agree that the MGG GP Holdings Contribution, Partners GP’s admission as the sole member of MGG GP Holdings and Holdings ceasing to be a member of MGG GP Holdings shall not dissolve MGG GP Holdings, and MGG GP Holdings shall be continued without dissolution.

1.5 Amendment and Restatement of MGG GP Holdings LLC Agreement. Pursuant to Section 11 of the MGG GP Holdings LLC Agreement, Partners GP hereby authorizes the MGG GP Holdings LLC Agreement to be amended and restated in its entirety by the first amendment and restatement thereof in the form attached hereto as Exhibit C.

1.6 Amendment and Restatement of Holdings GP LLC Agreement. Pursuant to Section 13.05 of the Holdings GP LLC Agreement, MGG GP Holdings hereby authorizes the Holdings GP LLC Agreement to be amended and restated in its entirety by the fifth amendment and restatement thereof in the form attached hereto as Exhibit D, which shall be effective immediately after the termination of Holdings and the Holdings Partnership Agreement.

1.7 Contribution of Partners GP Membership Interest and Other Assets of Holdings to Partners. Holdings hereby contributes and assigns (i) the Partners GP Membership Interest to Partners, and Partners hereby accepts such Partners GP Membership Interest as a contribution to the capital of Partners (the “Partners GP Contribution”) and (ii) any and all cash and other remaining assets held by Holdings other than the New Partners Units (the “Holdings Assets”) to Partners, and Partners hereby accepts such Holdings Assets as a contribution to the capital of Partners (the “Holdings Asset Contribution” and, together with the MGG GP Holdings Contribution and the Partners GP Contribution, the “Contributions”). Notwithstanding any provision in the Partners GP LLC Agreement or the Delaware LLC Act, Holdings shall remain a member of Partners GP until Holdings ceases to be a member thereof pursuant to Section 1.8 hereof.

1.8 Admission of Partners as Sole Member of Partners GP; Continuation of Partners GP. Notwithstanding any provision in the Partners GP LLC Agreement, Partners agrees that it is bound by the Partners GP LLC Agreement, and Partners is hereby admitted to Partners GP as the sole member of Partners GP simultaneously with the consummation of the Partners GP Contribution. Immediately thereafter, Holdings shall and does hereby cease to be a member of Partners GP and shall thereupon cease to have or exercise any right or power as a member of Partners GP. The Parties agree that the Partners GP Contribution, the Holdings Asset Contribution, Partners’ admission as the sole member of Partners GP and Holdings ceasing to be a member of Partners GP shall not dissolve Partners GP, and Partners GP shall be continued without dissolution. Any provision of the Partners GP LLC Agreement that is inconsistent with this Agreement is hereby amended to permit the matters contemplated hereby.

1.9 Amendment and Restatement of Partners GP LLC Agreement. Pursuant to Section 13.05 of the Partners GP LLC Agreement, the Partners GP LLC Agreement is hereby amended and restated in its entirety by the third amendment and restatement thereof in the form attached hereto as Exhibit E.

1.10 Assumption by Partners of Liabilities of Holdings. In connection with the Contributions and in order to facilitate the Liquidation and Redistribution contemplated by the Simplification Agreement, Partners hereby assumes and agrees to duly and timely pay, perform and discharge any and all liabilities of Holdings, whether arising or accruing before or after the Effective Time, whether known or unknown, accrued or contingent, and whether or not reflected on the books and records of Holdings or its affiliates (the “Holdings Liabilities”), to the full extent that Holdings has been heretofore or would have been in the future obligated to pay, perform and discharge such Holdings Liabilities were it not for the execution, delivery and performance of this Agreement

Annex C-3

and the Simplification Agreement (the “Assumption”); provided, however, that said Assumption shall not (i) increase the obligation of Partners with respect to the Holdings Liabilities beyond that of Holdings, (ii) waive any valid defense that was available to Holdings with respect to the Holdings Liabilities or (iii) enlarge any rights or remedies of any third party, if any, under any of the Holdings Liabilities. The Parties hereby acknowledge that (a) the Assumption is intended to make reasonable provision for the payment of all claims against and obligations of Holdings known to Holdings or Holdings GP, including all contingent, conditional or unmatured contractual claims against Holdings known to Holdings or Holdings GP, (b) the Assumption is reasonably likely to be sufficient to provide compensation for any claim against Holdings which is the subject of a pending action, suit or proceeding to which Holdings is a party and (c) none of Holdings or Holdings GP is aware of any other claims against or liabilities of Holdings or any facts indicating that any other claims against or liabilities of Holdings are likely to arise or become known within 10 years following the date hereof.

ARTICLE II

FURTHER ASSURANCES

2.1 Further Assurances. From time to time after the date of this Agreement, and without any further consideration, the Parties agree to execute, acknowledge and deliver all such additional deeds, assignments, bills of sale, conveyances, instruments, notices, releases and other documents, and will do all such other acts and things, all in accordance with applicable law, as may be necessary or appropriate to (i) assure that the applicable Parties own all of the properties, rights, titles, interests, estates, remedies, powers and privileges granted by this Agreement, or which are intended to be so granted, (ii) vest in the applicable Parties and their respective successors and assigns beneficial and record title to the interests contributed and assigned by this Agreement or intended so to be and (iii) carry out the purposes and intent of this Agreement.

ARTICLE III

MISCELLANEOUS

3.1 Order of Completion. The matters provided for in Article I shall be completed in the order set forth therein.

3.2 Successors and Assigns. This Agreement shall inure to the benefit of, and be binding upon, the Parties and their respective successors and permitted assigns; provided, however, that no Party shall assign or delegate any of the obligations created under this Agreement without the prior written consent of the other Parties.

3.3 Fees and Expenses. Except as otherwise expressly provided in the Simplification Agreement, all legal, accounting and other fees, costs and expenses of a Party hereto incurred in connection with this Agreement and the matters contemplated hereby shall be paid by the Party incurring such fees, costs or expenses.

3.4 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the Parties at the addresses set forth in the Simplification Agreement or to such other Persons or at such other addresses as shall be furnished by any Party by like notice to the others, and such notice or communication shall be deemed to have been given or made as of the date so delivered or mailed.

3.5 Entire Understanding; No Third Party Beneficiaries. This Agreement and the Simplification Agreement represent the entire understanding of the Parties with reference to the matters contemplated hereby and supersede any and all other oral or written agreements heretofore made. Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Annex C-4

3.6 Amendment. This Agreement may be amended, modified or supplemented only by a written instrument executed by all Parties hereto.

3.7 Severability. Any provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

3.8 Titles and Headings. The Article and Section headings contained in this Agreement are solely for convenience of reference and shall not affect the meaning or interpretation of this Agreement or of any term or provision hereof.

3.9 Signatures and Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

3.10 Enforcement of Agreement; Damages. The Parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall, to the fullest extent permitted by law, be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereto, this being in addition to any other remedy to which they are entitled at law or in equity.

3.11 Governing Law; Jurisdiction. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, without regard to the conflict of law principles thereof that would call for the application of the laws of any other jurisdiction (except to the extent that mandatory provisions of federal or Delaware law govern). Each of the Parties hereto agrees that this Agreement involves at least U.S. $100,000.00 and that this Agreement has been entered into in express reliance upon 6 Del. C. § 2708. Each of the Parties hereto irrevocably and unconditionally confirms and agrees that it is and shall continue to be (i) subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (ii) subject to service of process in the State of Delaware. The Parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the matters contemplated hereby shall be brought in any federal or state court located in the State of Delaware, and each of the Parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that, to the fullest extent permitted by law, service of process on such Party as provided in Section 3.4 shall be deemed effective service of process on such Party.

[Remainder of Page Intentionally Left Blank]

Annex C-5

IN WITNESS WHEREOF, this Contribution and Assumption Agreement has been duly executed by the Parties as of the date first written above.

MAGELLAN GP, LLC

By:

MAGELLAN MIDSTREAM PARTNERS, L.P.

By:	Magellan GP, LLC, its general partner

By:

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

By:

MAGELLAN MIDSTREAM HOLDINGS, L.P.

By:	Magellan Midstream Holdings GP, LLC, its general partner

By:

MGG GP HOLDINGS, LLC

By:	Magellan Midstream Holdings, L.P., its sole member

	By:	Magellan Midstream Holdings GP, LLC, its general partner

By:

Annex C-6

Annex D

FORM OF

PLAN OF LIQUIDATION

OF

MAGELLAN MIDSTREAM HOLDINGS, L.P.

This Plan of Liquidation, dated as of                     , 2009 (this “Plan”), is entered into by and among Magellan Midstream Holdings, L.P., a Delaware limited partnership (“Holdings”), and Magellan Midstream Holdings GP, LLC, a Delaware limited liability company and the general partner of Holdings (“Holdings GP”), for itself and on behalf of all limited partners of Holdings (the “Limited Partners”). Certain capitalized terms used but not defined herein have the meanings assigned to them in the Simplification Agreement (as defined below).

W I T N E S E T H:

WHEREAS, Magellan Midstream Partners, L.P., a Delaware limited partnership (“Partners”), Magellan GP, LLC, a Delaware limited liability company and the general partner of Partners (“Partners GP”), Holdings and Holdings GP have entered into that certain Agreement Relating to Simplification of Capital Structure dated as of March 3, 2009 (the “Simplification Agreement”);

WHEREAS, on the date hereof and pursuant to the Simplification Agreement and the Restated Partners Partnership Agreement: (i) (a) the IDRs held by IDR LP, representing 100% of the IDRs, have been transformed into Partners Common Units and (b) the Partners General Partner Interest has been transformed into Partners Common Units and a non-economic general partner interest in Partners, (ii) Partners GP has caused IDR LP to distribute all of its Partners Common Units to Partners GP and IDR LLC, (iii) Partners GP has caused IDR LLC to distribute all of its Partners Common Units to Partners GP and (iv) Partners GP has distributed all of its Partners Common Units to Holdings (such Partners Common Units distributed to Holdings, together with the Partners Rights associated with such Partners Common Units, shall be referred to herein as the “New Partners Units”);

WHEREAS, following the distribution of the New Partners Units to Holdings, on the date hereof and pursuant to the Simplification Agreement and the Contribution and Assumption Agreement dated the date hereof by and among Partners, Partners GP, MGG GP Holdings, Holdings and Holdings GP (the “Contribution Agreement”): (i) Holdings has contributed (a) 100% of the limited liability company interests in MGG GP Holdings (the sole member of Holdings GP) to Partners GP and (b) (1) 100% of the limited liability company interests in Partners GP and (2) all cash and other remaining assets of Holdings other than the New Partners Units to Partners (collectively, the “Contributions”) and (ii) Partners has assumed all of the liabilities, debts and other obligations of Holdings (the “Assumption”);

WHEREAS, the Contributions and the Assumption were consummated in order to facilitate the matters contemplated by this Plan;

WHEREAS, pursuant to the Simplification Agreement, following the consummation of the matters described above, including the Contributions and the Assumption, and effective as of the Effective Time (as defined herein), Holdings GP and Holdings have agreed to effect the dissolution, winding up and distribution of all of the assets of Holdings in accordance with this Plan, the Fourth Amended and Restated Agreement of Limited Partnership of Holdings, dated as of February 15, 2006, as amended by Amendment No. 1 thereto, dated as of July 26, 2007, Amendment No. 2 thereto, dated as of December 1, 2008, and Amendment No. 3 thereto dated as of the date hereof (as so amended, the “Partnership Agreement”), and the Delaware Revised Uniform Limited Partnership Act (6 Del. C. § 17-101, et seq.) (the “Act”);

Annex D-1

WHEREAS, the Conflicts Committee (as defined in the Partnership Agreement) of the Board of Directors (as defined in the Partnership Agreement) of Holdings GP has approved this Plan and the matters contemplated hereby, which approval shall constitute “Special Approval” for purposes of the Partnership Agreement; and

WHEREAS, pursuant to Section 12.1(b) of the Partnership Agreement, the dissolution of Holdings pursuant to this Plan has been approved by the holders of a majority of the Outstanding Common Units (as defined in the Partnership Agreement) of Holdings.

NOW, THEREFORE, in consideration of the agreements herein, the undersigned hereby agree as follows:

ARTICLE I

DISSOLUTION; LIQUIDATOR

Section 1.1 Dissolution. Pursuant to Section 12.1(b) of the Partnership Agreement, Holdings shall be dissolved subject to the terms and conditions of the Partnership Agreement and this Plan.

Section 1.2 Effective Time of Dissolution. The dissolution of Holdings shall be effective on the date that is two days following the date of the Contributions pursuant to the Simplification Agreement (the “Effective Time”).

Section 1.3 Liquidator. Pursuant to Section 12.3 of the Partnership Agreement, Holdings GP is hereby appointed to act as Liquidator (as defined in the Partnership Agreement) of Holdings and is hereby delegated the authority to take all actions necessary to wind-up the affairs of Holdings and distribute Holdings’ assets to its partners as contemplated by Article II hereof. Except as permitted by Section 12.3 of the Partnership Agreement, the Liquidator shall not withdraw or cause the Liquidator to be replaced at any time.

Section 1.4 Certificate of Cancellation. Holdings GP has (i) executed a Certificate of Cancellation of the Certificate of Limited Partnership of Holdings in the form attached hereto as Annex A (the “Certificate of Cancellation”) and (ii) deposited the executed Certificate of Cancellation with Partners in escrow. Because, pursuant to the Assumption and as described in Article II hereof, reasonable provision has been made for the satisfaction of all liabilities of Holdings in accordance with the Act and because all remaining assets of Holdings will be distributed to its partners in accordance with Article II hereof, the Partnership Agreement and Article III of the Simplification Agreement, Holdings GP hereby authorizes Partners and/or Partners GP to file the executed Certificate of Cancellation in the office of the Secretary of State of the State of Delaware promptly following the dissolution of Holdings in accordance with Section 2.1(e) of the Simplification Agreement and the deposit by Holdings of the New Partners Units with the Distribution Agent pursuant to Article III of the Simplification Agreement. The parties confirm that the separate legal existence of Holdings shall cease, and the Partnership Agreement shall terminate, upon the filing of the Certificate of Cancellation in the office of the Secretary of State of the State of Delaware.

ARTICLE II

CONFIRMATION OF SATISFACTION OF LIABILITIES OF THE PARTNERSHIP;

DISTRIBUTION OF ASSETS OF THE PARTNERSHIP

Section 2.1 Satisfaction of Liabilities. Pursuant to the Assumption as provided in the Contribution Agreement, Partners has assumed all debts, obligations and liabilities of Holdings. Holdings GP hereby confirms that (i) in connection with the Assumption, reasonable provision has been made for the payment of all claims against and obligations known to Holdings, including all contingent, conditional or unmatured contractual claims known to Holdings, (ii) the Assumption is reasonably likely to be sufficient to provide compensation for any

Annex D-2

claim against Holdings which is the subject of a pending action, suit or proceeding to which Holdings is a party and (iii) it is not aware of any other claims against or liabilities of Holdings or any facts indicating that any other claims against or liabilities of Holdings are likely to arise or become known within 10 years following the date hereof.

Section 2.2 Distribution of Remaining Assets. Upon the Effective Time and in accordance with Section 12.4 of the Partnership Agreement, the New Partners Units (which, following the Contributions and the Assumption pursuant to the Contribution Agreement, constitute the only remaining assets of Holdings) shall be distributed to the Partners (as defined in the Partnership Agreement) in accordance with Section 12.4 of the Partnership Agreement and the procedures set forth in Article III of the Simplification Agreement.

Section 2.3 Further Assurances; Power of Attorney. Holdings GP agrees to execute, swear to, acknowledge, deliver, file and record all such additional certificates, documents and other instruments, and will do all such other acts and things, all in accordance with the Act, as may be necessary or appropriate to carry out the purposes and intent of this Plan and the Simplification Agreement following the Effective Time with respect to Holdings. In addition, Holdings hereby constitutes and appoints Holdings GP, with full power of substitution, as its true and lawful agent and attorney-in-fact with full power and authority in its name, place and stead to execute, swear to, acknowledge, deliver, file and record all certificates (including the filing of the Certificate of Cancellation), documents and other instruments on behalf of Holdings that Holdings GP determines necessary and appropriate to carry out the matters contemplated by this Plan, the Partnership Agreement and the Simplification Agreement following the Effective Time. This power of attorney is coupled with an interest and shall survive, and not be affected by, the dissolution and termination of Holdings.

ARTICLE III

MISCELLANEOUS

Section 3.1 Amendment. This Plan may be amended, modified or supplemented only by a written instrument executed by Holdings, Holdings GP and Partners.

Section 3.2 Entire Understanding; Third Party Beneficiaries. This Plan, the Partnership Agreement, the Contribution Agreement and the Simplification Agreement represent the entire understanding of the parties hereto with reference to the matters contemplated hereby and supersede any and all other oral or written agreements heretofore made. The parties hereto agree that this Plan is intended to be for the benefit of, and shall be enforceable by, Partners. Except as contemplated by this Section 3.2, nothing in this Plan, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Plan.

Section 3.3 Counterparts. This Plan may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

Section 3.4 Governing Law. This Plan shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, without regard to the conflict of law principles thereof that would call for the application of the laws of any other jurisdiction (except to the extent that mandatory provisions of federal or Delaware law govern).

Section 3.5 Severability. Any provision of this Plan that is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Plan invalid, illegal or unenforceable in any other jurisdiction.

[Remainder of Page Intentionally Left Blank]

Annex D-3

IN WITNESS WHEREOF, the parties caused this Plan to be duly executed as of the date first above written.

MAGELLAN MIDSTREAM HOLDINGS, L.P.

By:	Magellan Midstream Holdings GP, LLC, its general partner

By:
Name:
Title:

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

By:
Name:
Title:

LIMITED PARTNERS

All Limited Partners

By:	Magellan Midstream Holdings GP, LLC, as attorney-in-fact for the Limited Partners pursuant to the Powers of Attorney granted pursuant to Section 2.6 of the Partnership Agreement.

By:
Name:
Title:

Signature Page to Plan of Liquidation

Annex D-4

Annex A to Plan of Liquidation

FORM OF CERTIFICATE OF CANCELLATION OF

CERTIFICATE OF LIMITED PARTNERSHIP

OF MAGELLAN MIDSTREAM HOLDINGS, L.P.

Magellan Midstream Holdings GP, LLC (“General Partner”), the general partner of Magellan Midstream Holdings, L.P. (the “Partnership”), a limited partnership formed under the Delaware Revised Uniform Limited Partnership Act (the “Act”), for the purpose of canceling the Certificate of Limited Partnership of the Partnership pursuant to Section 17-203 of the Act hereby certifies that:

1. The name of the limited partnership is Magellan Midstream Holdings, L.P.

2. The Partnership’s Certificate of Limited Partnership was filed in the Office of the Secretary of State of the State of Delaware on April 14, 2003.

3. This Certificate of Cancellation of Certificate of Limited Partnership shall become effective upon filing with the Office of the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned general partner of the Partnership has executed this Certificate of Cancellation as of the          day of                 , 2009.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

By:
Name:
Title:

Annex D-A-1

Annex E

March 3, 2009

Magellan GP, LLC

c/o Magellan Midstream Partners, L.P.

One Williams Center

Tulsa, OK 74172

Attention: Conflicts Committee of the Board of Directors

Dear Members of the Committee:

You have requested our opinion as to the fairness from a financial point of view to the holders of the limited partner interests in Magellan Midstream Partners, L.P. (the “Common Units”) (other than affiliates of Magellan who are holders of MH Common Units, as defined below) of the Transformation (as defined below) to be effected pursuant to the Agreement Relating to Simplification of Capital Structure, dated as of March 3, 2009 (the “Agreement”), by and among Magellan Midstream Partners, L.P. (“Magellan”), Magellan GP, LLC (“Magellan GP”), Magellan Midstream Holdings, L.P. (“Magellan Holdings”) and Magellan Midstream Holdings GP, LLC (“Magellan Holdings GP”, together with Magellan, Magellan GP and Magellan Holdings, the “Parties”). The Agreement provides, among other things, that the Agreement of Limited Partnership of Magellan will be restated (the “Restated Partnership Agreement”), among other things, to transform (i) all of the outstanding incentive distribution rights in Magellan held by Magellan IDR, L.P. (“IDR LP”) into Common Units in an amount equal to (A) the total number of outstanding MH Common Units (as defined below) multiplied by 0.6325 less (B) 1,354,278, and (ii) Magellan GP’s approximate 2% general partner interest in Magellan into (A) 1,354,278 Common Units (such Common Units, together with the Common Units referred to in clause (i) above, together with the rights associated with all such Common Units pursuant to the Magellan Unit Purchase Rights Agreement, dated as of December 4, 2008, shall be referred to herein collectively as, the “Consideration”), and (B) a non-economic general partner interest in Magellan (collectively, the “Transformation”). Immediately following the Transformation and in the following order, (i) Magellan will assume all liabilities of IDR LP and IDR LLC, (ii) IDR LP will distribute all of its Common Units to Magellan GP and Magellan IDR LP, LLC (“IDR LLC”) in proportion with their respective percentage interests in IDR LP, (iii) IDR LLC will distribute all of its Common Units to Magellan GP, and (iv) Magellan GP will distribute the Consideration to Magellan Holdings (collectively, the “Distributions”) pursuant to the Agreement. The Agreement further provides that, immediately following the Distributions, each of the Parties and MGG GP Holdings, LLC (“MGG Holdings”) will enter into a Contribution and Assumption Agreement (the “Contribution Agreement”) pursuant to which (i) Magellan Holdings will contribute (A) 100% of the equity interests in MGG Holdings to Magellan GP and (B) 100% of the equity interests in Magellan GP and all of its cash and other assets (other than the Consideration) to Magellan, and (ii) all of the liabilities and other obligations of Magellan Holdings shall be assumed by Magellan (collectively, the “Contributions”). The Agreement further contemplates that, following the Contributions, Magellan Holdings will be dissolved (the “Liquidation”) and, in connection therewith, the Consideration will be distributed to the holders (“MH Unitholders”) of the limited partner interests in Magellan Holdings (each, an “MH Common Unit”), and the MH Unitholders will be entitled to receive 0.6325 Common Units for each MH Common Unit pursuant to the terms of the Agreement (the “Redistribution”, and together with the Transformation, the Distributions, the Contributions and the Liquidation, the “Simplification”). The terms and conditions of the Simplification are set forth in more detail in the Agreement, the Restated Partnership Agreement and the Contribution Agreement, as applicable.

Annex E-1

Tudor, Pickering, Holt & Co. Securities, Inc. (“TudorPickering”) and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. TudorPickering also engages in securities trading and brokerage, private equity activities, equity research and other financial services, and in the ordinary course of these activities, TudorPickering and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Magellan, any of the other Parties and any of their respective affiliates and (ii) any currency or commodity that may be involved in the Simplification and the other matters contemplated by the Agreement. In addition, TudorPickering and its affiliates and certain of its employees, including members of the team performing services in connection with the Simplification, as well as certain private equity funds associated or affiliated with TudorPickering in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including Magellan Holdings and its affiliates. We have acted as financial advisor to the Conflicts Committee of the Board of Directors of Magellan GP (the “Conflicts Committee”) in connection with, and have participated in certain negotiations leading to, the Simplification. We expect to receive fees for our services, the principal portion of which is contingent upon the consummation of the Simplification, and Magellan has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We may provide investment banking or other financial services to Magellan or any of the other Parties or their respective equity holders, unitholders, affiliates or portfolio companies in the future. In connection with such investment banking or other financial services, we may receive compensation.

In connection with this opinion, we have reviewed, among other things, (i) the Agreement, (ii) the Restated Partnership Agreement, (iii) the Contribution Agreement, (iv) annual reports to unitholders and Annual Reports on Form 10-K of Magellan for the five years ended December 31, 2008, (v) Annual Reports on Form 10-K of Magellan Holdings for the three years ended December 31, 2008, (vi) certain Quarterly Reports on Form 10-Q of Magellan and Magellan Holdings, (vii) certain other communications from Magellan and Magellan Holdings to their respective unitholders, (viii) certain internal financial information and forecasts for Magellan and Magellan Holdings prepared by the senior management of Magellan, as reviewed, adjusted and approved by the Conflicts Committee (the “Forecasts”) and certain future capital investment sensitivities to the Forecasts prepared by us at the direction of, and approved by, the Conflicts Committee (the “Sensitivities”), (ix) certain publicly available research analyst reports with respect to the future financial performance of Magellan and Magellan Holdings, which we discussed with the senior management of Magellan and the Conflicts Committee, and (x) certain cost savings and operating synergies projected by the senior management of Magellan to result from the Simplification, as reviewed and approved by the Conflicts Committee (the “Synergies”). We also have held discussions with members of the senior management of Magellan and the Conflicts Committee regarding their assessment of the strategic rationale for, and the potential benefits of, the Simplification and the past and current business operations, financial condition and future prospects of Magellan and Magellan Holdings. In addition, we have (i) reviewed the reported price and trading activity for the Common Units and the MH Common Units, (ii) compared certain financial and stock market information for Magellan and Magellan Holdings with similar information for certain other companies the securities of which are publicly traded, (iii) compared the financial terms of the Agreement with the financial terms of certain recent business combinations in the midstream sector

Annex E-2

of the energy industry, including business combinations involving master limited partnerships, and (iv) performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by or for us, or publicly available. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the senior management of Magellan and the Conflicts Committee, that such Forecasts and such Synergies will be realized in the amounts and time periods contemplated thereby and that any future capital investments by Magellan will achieve financial results consistent with the financial assumptions underlying the Sensitivities. We also have assumed that all governmental, regulatory or other consents or approvals necessary for the consummation of the Simplification will be obtained without any adverse effect on Magellan, any of the other Parties, the holders of the Common Units or the expected benefits of the Simplification in any meaningful way to our analysis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Magellan or any of its subsidiaries or Magellan Holdings or any of its subsidiaries, and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of Magellan to engage in the Simplification or the relative merits of the Simplification as compared to that of any other alternative transaction that might be available to Magellan. This opinion addresses only the fairness from a financial point of view, as of the date hereof, to the holders of the Common Units (other than affiliates of Magellan who are holders of MH Common Units) of the Transformation to be effected pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement, the Restated Partnership Agreement, the Contribution Agreement or the Simplification, including, without limitation, any consideration received in connection with the Simplification by the holders of the Common Units, including officers, directors or employees of Magellan, in their capacities as holders of MH Common Units, or the fairness of the Simplification to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Magellan or any other party to the Simplification; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Magellan or any other party to the Simplification, or any class of such persons, in connection with the Simplification, whether relative to the Transformation to be effected pursuant to the Agreement or otherwise. We are not expressing any opinion as to the price at which the Common Units will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no obligation to update, revise or reaffirm our opinion, and expressly disclaim any responsibility to do so, based on circumstances, developments or events occurring after the date hereof. Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Conflicts Committee in connection with its consideration of the Simplification, and such opinion does not constitute a recommendation as to how any holder of the Common Units should vote with respect to the Simplification or any other matter. This opinion has been reviewed and approved by TudorPickering’s fairness opinion committee.

Annex E-3

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Transformation to be effected pursuant to the Agreement is fair from a financial point of view to the holders of the Common Units (other than affiliates of Magellan who are holders of MH Common Units).

Very truly yours,

TUDOR, PICKERING, HOLT & CO. SECURITIES, INC.

By:	/S/ LANCE GILLILAND
Name:	Lance Gilliland
Title:	Managing Director

Annex E-4

Annex F

LAZARD FRÈRES & CO. LLC 600 TRAVIS STREET, SUITE 2300 HOUSTON, TX 77002 PHONE 713-236-4600 FAX 713-236-4600 www.lazard.com

March 3, 2009

Conflicts Committee of the Board of Directors of

Magellan Midstream Holdings GP, LLC

P.O. Box 22186

Tulsa, Oklahoma 74121-2186

Gentlemen:

We understand that Magellan Midstream Partners, L.P., a Delaware limited partnership (“MMP”), Magellan GP, LLC, a Delaware limited liability company and the general partner of MMP (“MMP GP”), Magellan Midstream Holdings, L.P., a Delaware limited partnership (“MGG”), and Magellan Midstream Holdings GP, LLC, a Delaware limited liability company and the general partner of MGG (“MGG GP”), propose to enter into an Agreement Relating to Simplification of Capital Structure (including the attachments, the “Agreement”), pursuant to which (i) IDRs owned by IDR, L.P., a Delaware limited partnership and indirect wholly-owned subsidiary MMP GP (“IDR LP”), and (ii) MMP GP’s general partner interest in MMP (the “MMP GP Interest”) will be transformed into an aggregate of approximately 39,623,944 MMP Common Units (the “Transformation”). “IDRs” means the incentive distribution rights under MMP’s partnership agreement. “MMP Common Units” and “MGG Common Units” means the common units representing limited partnership interests in MMP and MGG, respectively. Soon after the Transformation, (i) IDR LP and its sole limited partner will distribute in liquidation the MMP Common Units to MMP GP, (ii) MMP GP will distribute all MMP Common Units issued in the Transformation to MGG, (iii) MGG will make a distribution to its limited partners of all of such MMP Common Units, (iv) MMP will assume all obligations of MGG and certain of its subsidiaries (the “Assumptions”) and (v) MGG will dissolve (collectively, the Transformation and items (i)-(v), the “Transaction”). As a result of the Transaction, the holders of MGG Common Units will receive .6325 MMP Common Units for each MGG Common Unit (the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the MGG Common Units (other than MMP, MMP GP, MGG GP or their respective Affiliates) pursuant to the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft of the Agreement dated March 1, 2009;

(ii)	Analyzed certain publicly available historical business and financial information relating to MGG and MMP;

(iii)	Reviewed various financial forecasts and other data provided to us by MGG relating to the business of MGG and financial forecasts and other data provided to us by MMP relating to the business of MMP;

(iv)	Analyzed financial forecasts of MMP and MGG, respectively, under various commodity price scenarios and business assumption cases;

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Annex F-1

LAZARD FRÈRES & CO. LLC 600 TRAVIS STREET, SUITE 2300 HOUSTON, TX 77002 PHONE 713-236-4600 FAX 713-236-4600 www.lazard.com

Conflicts Committee of the Board of Directors of

Magellan Midstream Holdings GP LLC

March 3, 2009

(v)	Held discussions with members of the senior management of MMP and MGG with respect to the businesses and prospects of MMP and MGG, respectively;

(vi)	Reviewed public information with respect to certain other companies we believe to be generally relevant in evaluating the businesses of MGG and MMP, respectively;

(vii)	Reviewed the financial terms of certain business combinations involving companies we believe to be generally relevant in evaluating the businesses of MMP and MGG, respectively;

(viii)	Reviewed historical unit prices and trading volumes of the common units of MMP and MGG, respectively;

(ix)	Reviewed the potential pro forma financial impact of the Transaction based on financial forecasts with respect thereto as provided to us by management of MGG and MMP; and

(x)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any physical inspection of the properties or facilities of MMP or MGG or any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of MMP or MGG or concerning the solvency or fair value of MMP or MGG, and we have not been furnished with such valuation or appraisal. At your direction, for purposes of our analyses, we have used the financial forecasts provided to us by management of MMP and MGG on January 12, 2009. With respect to the financial forecasts that we have reviewed, we have assumed, with the consent of MMP and MGG, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of MMP and MGG as to the future financial performance of MMP and MGG. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which the common units of MMP or MGG may trade at any time subsequent to the announcement of the Transaction.

We have assumed that the final form of the Agreement will be the same in all material respects as the last draft reviewed by us. In rendering our opinion, we have also assumed, with your consent, that the Transaction (including the Transformation, Contributions, Assumptions and Redistribution) will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with your consent, that the Transaction will not result in the default or acceleration of any

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Annex F-2

LAZARD FRÈRES & CO. LLC 600 TRAVIS STREET, SUITE 2300 HOUSTON, TX 77002 PHONE 713-236-4600 FAX 713-236-4600 www.lazard.com

Conflicts Committee of the Board of Directors of

Magellan Midstream Holdings GP LLC

March 3, 2009

obligations under material agreements of MMP or MGG and obtaining the necessary regulatory or third party approvals and consents for the Transaction will not have an adverse effect on MMP or MGG. We further have assumed that (i) the Transaction will not result in the termination of MMP as a partnership for U.S. federal income tax purposes, (ii) the Transaction will not result in any gain or loss to the holders of MGG Common Units for U.S. federal income tax purposes and (iii) the terms of any management, administrative or other services provided by MGG GP or its affiliates to MMP or any of its affiliates, taken as a whole, will be no less favorable to MMP and its affiliates than the terms in place prior to consummation of the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that MGG obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein). In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC is acting as financial advisor to the Conflicts Committee in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. In the ordinary course of their respective businesses, affiliates of Lazard Frères & Co. LLC and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard Frères & Co. LLC) may actively trade securities of MMP and/or the securities of MGG for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. In the past, Lazard Capital Markets LLC (a subsidiary of LFCM Holdings LLC) acted as a co-manager with respect to the issuance of $250 million of 6.4% Senior Notes of MMP due 2037 for which it was paid a customary fee (a portion of which was paid by Lazard Capital Markets LLC to Lazard Frères & Co. LLC). The issuance of this opinion was approved by the Opinion Committee of Lazard Frères & Co. LLC.

In rendering our opinion, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with MGG. Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which MGG might engage or the merits of the underlying decision by MGG to engage in the Transaction.

Our engagement and the opinion expressed herein are for the benefit of the Conflicts Committee of the Board of Directors of MGG GP and our opinion is rendered to the Conflicts Committee of the Board of Directors of MGG GP in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any holder of MGG Common Units as to how such limited partner should vote or act with respect to the Transaction or any matter relating thereto.

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Annex F-3

LAZARD FRÈRES & CO. LLC 600 TRAVIS STREET, SUITE 2300 HOUSTON, TX 77002 PHONE 713-236-4600 FAX 713-236-4600 www.lazard.com

Conflicts Committee of the Board of Directors of

Magellan Midstream Holdings GP LLC

March 3, 2009

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to the holders of the MGG Common Units (other than MMP, MMP GP, MGG GP or their respective Affiliates) pursuant to the Transaction is fair, from a financial point of view, to the holders of MGG Common Units (other than MMP, MMP GP, MGG GP or their respective Affiliates).

Very truly yours, LAZARD FRÈRES & CO. LLC

By:	/s/ JOHN RUTHERFORD
John Rutherford Managing Director

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Annex F-4